As filed with the Securities and Exchange Commission on July 18, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Brixmor Property Group Inc.

(Exact name of registrant as specified in governing instruments)

Brixmor Property Group Inc.

420 Lexington Avenue

New York, New York 10170

Tel: (212) 869-3000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Steven F. Siegel

Executive Vice President and General Counsel

Brixmor Property Group Inc.

420 Lexington Avenue

New York, New York 10170

Tel: (212) 869-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Joshua Ford Bonnie Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	David J. Goldschmidt Phyllis G. Korff Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000

Approximate date of commencement of proposed sale to the public: As soon as is practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, par value $0.01 per share	$100,000,000	$13,640

(1)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.
(2)	Includes shares subject to the underwriters’ option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

Subject to Completion

Preliminary Prospectus dated July 18, 2013

PROSPECTUS

             Shares

Brixmor Property Group Inc.

Common Stock

This is an initial public offering of shares of common stock of Brixmor Property Group Inc. We are offering all of the              shares of common stock to be sold in this offering.

It is currently estimated that the initial public offering price per share will be between $         and $         per share. Prior to this offering there has been no public market for the common stock. Brixmor Property Group Inc. intends to apply for listing of the common stock on the New York Stock Exchange, or NYSE, under the symbol “BRX”.

We are a Maryland corporation, and we have elected to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Shares of our common stock are subject to limitations on ownership and transfer that are primarily intended to assist us in maintaining our qualification as a REIT. Our charter contains certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% limit, in value or by number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock and a 9.8% limit, in value, on the ownership of shares of our outstanding stock. See “Description of Stock—Restrictions on Ownership and Transfer.”

After the completion of this offering, affiliates of The Blackstone Group L.P. will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Exception” and “Principal Stockholders.”

See “Risk Factors” beginning on page 24 to read about factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Brixmor Property Group Inc.	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2013.

Joint Bookrunning Managers

BofA Merrill Lynch	Citigroup	J.P. Morgan	Wells Fargo Securities

Prospectus dated                     , 2013.

Kroger
Food & Drug

Walmart

T·J·maxx

publix
FOOD & PHARMACY
ENTRANCE

BRIXMOR™

Property Group

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We and the underwriters are offering to sell, and seeking offers to buy, our shares only in jurisdictions where offers and sales thereof are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our shares.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

In connection with this offering, certain investment funds affiliated with The Blackstone Group L.P. (“Blackstone” or our “Sponsor”) will contribute certain properties (the “Acquired Properties”) to us, and we will distribute certain properties that we have historically held in our portfolio (the “Non-Core Properties”) to our Sponsor as described in “Organizational Structure—IPO Property Transfers.” We refer to these contributions and

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distributions as the “IPO Property Transfers” and to the properties we will own immediately following the IPO Property Transfers as our “IPO Portfolio.” Unless the context requires otherwise, when describing our portfolio of properties throughout this prospectus, we are referring to our IPO Portfolio. Throughout this prospectus, “Same Property Portfolio” refers to all properties in the IPO Portfolio that we owned on February 28, 2011, when our Sponsor agreed to acquire us (the “Sponsor Contract Date”), and that we continue to own as of the date of this prospectus. The Same Property Portfolio does not include any of the Acquired Properties or the Non-Core Properties.

We refer to our Sponsor, funds affiliated with Centerbridge Partners, L.P. (“Centerbridge”) and the members of our management, in each case, who own shares of our common stock and shares of the common stock of our majority-owned subsidiary, BPG Subsidiary Inc. (“BPG Subsidiary”), and who will receive units in Brixmor Operating Partnership LP (our “Operating Partnership”) as part of the IPO Property Transfers as our “pre-IPO owners.”

Except where the context requires otherwise, references in this prospectus to “Brixmor,” “we,” “our,” “us” and the “company” refer to Brixmor Property Group Inc., together with its consolidated subsidiaries. References to our “common stock” refer to the common stock, $0.01 par value per share, of Brixmor Property Group Inc., and references to “non-economic shares” refer to the shares of non-economic stock, $0.01 par value per share, of Brixmor Property Group Inc., which carry voting rights, but no rights to dividends or other distributions, including upon the liquidation, dissolution or winding up of Brixmor Property Group Inc. See “Description of Stock—Common Stock and Non-Economic Shares.”

In this prospectus:

•

“annualized base rent,” or “ABR,” as of a specified date means monthly base rent as of such date, under leases which have been signed or commenced as of the specified date multiplied by 12. Annualized base rent (i) excludes tenant reimbursements or expenses borne by the tenants, such as the expenses for real estate taxes and insurance and common area and other operating expenses, (ii) does not reflect amounts due per percentage rent lease terms, (iii) is calculated on a cash basis and differs from how we calculate rent in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for purposes of our financial statements and (iv) does not include any ancillary income at a property;

•	“ABR per sq. ft.,” or “ABR/SF,” is calculated as ABR divided by leased GLA, excluding ground leases;

•	“blended lease spreads” means combined spreads for new and renewal leases (including exercised options) on comparable leases;

•

“community shopping center” means a shopping center that we believe meets the International Council of Shopping Centers’ (“ICSC”) definition of community center. ICSC generally defines a community center as a shopping center with general merchandise or convenience-oriented merchandise. Although similar to a neighborhood center (as defined below), a community shopping center offers a wider range of apparel and other soft goods than a neighborhood center. Community centers range from 125,000 to 400,000 sq. ft. in GLA and are usually configured in a straight line as a strip and are commonly anchored by discount stores, supermarkets, drugstores and large specialty discount stores;

•	“comparable leases” include only those spaces that were occupied within the prior 12 months;

•	“gross leasable area,” or “GLA,” represents the total amount of property square footage that can generate income by being leased to tenants;

•

“leased GLA” includes the aggregate GLA of all leases in effect on a given date, including those that are fully executed but as to which the tenant has not yet opened for business and/or not yet commenced the payment of rent;

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•

“Metropolitan Statistical Area,” or “MSA,” is defined by the United States Office of Management and Budget (“OMB”) as a region associated with at least one urbanized area that has a population of at least 50,000 and comprises the central county or counties containing the core, plus adjacent outlying counties having a high degree of social and economic integration with the central county or counties as measured through commuting;

•

“neighborhood shopping center” means a shopping center that we believe meets ICSC’s definition of neighborhood center. ICSC generally defines a neighborhood center as a shopping center with offerings that are convenience-oriented. Neighborhood centers range from 30,000 to 125,000 sq. ft. in GLA and are generally anchored by a supermarket;

•

“net operating income,” or “NOI,” is a non-GAAP measure often used by real estate companies. We calculate NOI as total property revenues (minimum rent, percentage rents, and recoveries from tenants and other income) less direct property operating expenses (operating and maintenance and real estate taxes) from the properties owned by us. NOI excludes corporate level income (including management, transaction, and other fees). Other REITs may not calculate NOI in the same manner. Accordingly, our NOI may not be comparable to other REITs’ NOI. See “Summary—Summary Financial Information” for information regarding our use of NOI, which is a non-GAAP financial measure;

•	“NOI yield” is calculated as projected NOI over incremental cost of a given redevelopment project;

•	“occupancy” or “occupied,” in reference to percentage of GLA that is leased, includes lease agreements that have been signed but not yet commenced;

•	“PSF” means per square foot (“sq. ft.”) of GLA;

•

“redevelopment properties” are properties with significant building improvements, repositioning or GLA expansion underway, where the investment is expected to have a significant favorable impact on marketability;

•	“renewal leases” includes expiring leases renewed with the same tenant or the exercise of options by tenants to extend the term of expiring leases. All other leases are categorized as new;

•

“rent growth” is calculated as ABR in the final year of the lease compared to ABR in the first year of the new lease. New lease spreads include only those spaces that were occupied within the prior 12 months. Renewal and option lease spreads include leases rolling over with the same tenant in the same location;

•

“same property net operating income,” or “same property NOI,” is a non-GAAP measure often used by real estate companies as a supplemental measure of operating performance. We calculate same property NOI as total property revenues (minimum rent, percentage rents, and recoveries from tenants and other income) less direct property operating expenses (operating and maintenance and real estate taxes) from the properties owned by us. NOI excludes corporate level income (including transaction and other fees), lease termination income, straight-line rent and amortization of above-/below-market leases of the same property pool from the prior year reporting period to the current year reporting period. Same property NOI includes all properties in the IPO Portfolio that were owned as of the end of both the current and prior year reporting periods and for the entirety of both periods, excluding properties classified as discontinued operations. See “Summary—Summary Financial Information” for information regarding our use of same property NOI, which is a non-GAAP financial measure; and

•	“small shop space” means space of less than 10,000 sq. ft. of GLA.

The sums or percentages, as applicable, of certain tables and charts included in this prospectus may not foot due to rounding.

Except where the context requires otherwise, the information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional              shares from us and that the shares to be sold in this offering are sold at $         per share, which is the mid-point of the price range indicated on the front cover of this prospectus.

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SUMMARY

This summary does not contain all of the information that you should consider before investing in shares of our common stock. You should read the entire prospectus carefully before making an investment decision, especially the risks discussed under “Risk Factors,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

Brixmor

Brixmor is an internally-managed REIT that owns and operates the largest wholly-owned portfolio of grocery-anchored community and neighborhood shopping centers in the United States. Our IPO Portfolio is comprised of 522 shopping centers totaling approximately 87 million sq. ft. of GLA. 521 of these shopping centers are 100% owned. Our high quality national portfolio is well diversified by geography, tenancy and retail format, with more than 70% of our shopping centers anchored by market-leading grocers. Our four largest tenants by ABR are The Kroger Co. (“Kroger”), The TJX Companies, Inc. (“TJX Companies”), Publix Super Markets, Inc. (“Publix”) and Wal-Mart Stores, Inc. (“Walmart”). Our community and neighborhood shopping centers provide a mix of necessity and value-oriented retailers and are primarily located in the top 50 MSAs, surrounded by dense populations in established trade areas. Our company is led by a proven management team that is supported by a fully-integrated, scalable retail real estate operating platform.

A number of trends and factors have driven, and we believe will continue to drive, our internal growth. Since February 28, 2011, when our Sponsor agreed to acquire us (the “Sponsor Contract Date”), for our Same Property Portfolio we have:

•	increased occupancy for nine consecutive quarters on a year-over-year basis to 91.3% at March 31, 2013;

•	increased our total ABR for 20 consecutive months through March 2013;

•	executed 1,391 new leases for approximately 7.5 million sq. ft. of GLA;

•	achieved positive new and renewal lease spreads over each of the past nine quarters, including 18% and 7%, respectively, in the three months ended March 31, 2013; and

•

realized NOI growth of 3.8% for the year ended December 31, 2012 and 4.0% for the quarter ended March 31, 2013, in each case in comparison to the corresponding prior year period. Additional information regarding NOI, including a reconciliation of NOI to net income (loss), is included below in “—Summary Financial and Other Data.”

We believe that our IPO Portfolio provides us with further opportunity for meaningful NOI growth over the coming years. The key drivers of this growth will be a combination of occupancy increases across both our anchor and small shop space, positive rent spreads from below-market in-place rents and significant near-term lease rollover, and the realization of embedded redevelopment opportunities.

Our Shopping Centers

Since the Sponsor Contract Date, we have improved the overall operating performance of our portfolio and have also significantly enhanced the quality of our shopping center portfolio through the IPO Property Transfers, other divestitures of other non-core assets and disciplined redevelopment.

The following table provides summary information regarding our IPO Portfolio as of March 31, 2013.

Summary of IPO Portfolio

Number of shopping centers	522
Gross leasable area (sq. ft.)	86.7 million
Percent grocery-anchored shopping centers (1)	70%
Average shopping center GLA (sq. ft.)	166,100
Occupancy	91%
Average ABR/SF	$ 11.79
Percent of ABR in top 50 U.S. MSAs	63%
Average effective age (2)	14 years
Percent of grocer tenants that are #1 or #2 in their respective markets (3)	73%
Average grocer sales PSF (4)	$ 498
Average population density (5)	182,487
Average household income (5)	$ 77,975

(1)	Based on total number of shopping centers.
(2)	Effective age is calculated based on the year of the most recent redevelopment of the shopping center or based on year built if no redevelopment has occurred.
(3)	References in this prospectus to grocer tenants that are #1 or #2 include specialty grocers which are not ranked with general grocers.
(4)	Year ended December 31, 2011. Includes only grocers reporting sales.
(5)	Demographics based on five-mile radius and weighted by ABR. Based on U.S. Census information (June 2012).

Our Recent History

Since the Sponsor Contract Date, we have improved the overall operating performance of our portfolio, used our broader access to capital to significantly enhance the quality of our shopping center portfolio through capital investments and strengthened our overall operating platform. Additionally, we have executed significant divestitures of non-core assets over the last several years.

During the period of ownership under Centro Properties Group (“Centro”), our capital availability was constrained and limited to general upkeep at our shopping centers. We were unable to fund tenant improvements required for new leases, which severely limited our ability to attract and retain tenants and negatively impacted our occupancy rate. Since the Sponsor Contract Date, we have invested more than $310 million of primarily revenue-generating capital in our assets in order to both drive leasing and fund 39 value-creating redevelopment projects. Facilitated by this capital investment, since the Sponsor Contract Date we have executed 1,448 new leases in our IPO Portfolio for an aggregate of approximately 7.6 million sq. ft., including 168 new anchor leases for spaces of at least 10,000 sq. ft., of which 85 were new leases for spaces of at least 20,000 sq. ft. We believe that anchor leasing is a critical driver of further growth in our occupancy rate, as well as in leasing spreads for renewal leases.

In addition, during 2012 and 2013, we optimized our operating structure, enhanced our management team and reduced our general and administrative expenses by consolidating our operations into three regions from a previous eight and centralizing our accounting functions into one office in suburban Philadelphia. We believe that our organizational structure is properly aligned to provide superior service to our tenants and to meet the requirements of being a publicly traded company. We do not depend on our Sponsor for any shared services.

Competitive Strengths

We believe the following strengths of our company differentiate us from other owners and operators of shopping centers in the United States and position us to execute on our business plan and growth strategies:

Pure Play, Wholly-Owned Portfolio Without Legacy Issues. We have constructed our IPO Portfolio through sales of shopping centers and the distribution of non-core assets, as well as the strategic selection of the Acquired Properties, with the goal of creating a portfolio that is (1) wholly-owned, (2) domestic only and (3) comprised of a single asset class of community and neighborhood shopping centers. Assets were selected for our IPO Portfolio based on growth potential, trade area and overall operating synergies.

Since 2005, we have sold or distributed 238 shopping centers, or 33% of the shopping centers originally acquired by Centro. The divested shopping centers were characterized by weaker average occupancies, demographics, grocer sales levels and tenant quality compared with our IPO Portfolio. Further, our Sponsor has invested additional capital of $310 million into the IPO Portfolio. In connection with this offering, our Sponsor is contributing 43 shopping centers to our IPO Portfolio, which have been managed by us since being acquired by our Sponsor in 2011 and 2012. These properties are located in markets where we already have a significant presence. The Acquired Properties are characterized by high average occupancies and high ABR/SF and are 84% grocery-anchored, including 20 Publix-anchored shopping centers. The following chart provides summary statistics of our IPO Portfolio as compared to (1) the shopping centers Centro acquired to build its U.S. portfolio, (2) properties eliminated from Centro’s portfolio, including the Non-Core Properties, (3) the Same Property Portfolio and (4) the Acquired Properties:

	Centro Portfolio (1)	–	Non-Core Properties and Other Properties Sold (2)	=	Same Property Portfolio (3)	+	Acquired Properties (3)	=	IPO Portfolio (3)
Number of shopping centers	717		238		479		43		522
Occupancy	87%		79%		91%		90%		91%
Average ABR/SF	$10.80		$8.81		$11.68		$13.74		$11.79
Percent grocery-anchored (4)	58%		37%		69%		84%		70%
Average grocer sales PSF (5)	$459		$349		$501		$477		$498

(1)	For properties owned by us as of March 31, 2013, information is presented as of March 31, 2013, except that average grocer sales reflect tenant-reported information for the year ended December 31, 2011. For properties no longer owned by us as of March 31, 2013, information is that which was most recently available to us before the dates of the sale of the relevant properties, except that average grocer sales reflect the last tenant-reported information before the dates of the sale of the relevant properties.
(2)	Information is presented based on information as of the dates of the sale of the relevant properties, except that average grocer sales reflect the last tenant-reported information before the dates of the sale of the relevant properties.
(3)	As of March 31, 2013, except that average grocer sales reflect tenant-reported information for the year ended December 31, 2011.
(4)	Based on total number of shopping centers.
(5)	Includes only grocers reporting sales.

We currently do not expect to execute a meaningful number of property sales in the foreseeable future, with future dispositions dictated by changes in market or property conditions. As such, our management will be able to focus on optimizing returns from our IPO Portfolio without the distraction that would otherwise accompany the execution of major property dispositions.

In addition, we believe that we have taken advantage of our time as a private company to position ourselves with our IPO Portfolio and with an efficient operating and management infrastructure to support it. As a publicly traded company we do not expect to face the legacy issues that many of our peers face as a result of the global financial crisis and strategic plan modifications, such as significant non-core asset sales, unresolved land banks, stalled new developments, resolving of joint ventures and operating platform modifications.

Embedded Internal Growth Opportunity. Our Same Property Portfolio delivered NOI growth of 3.8% and 4.0% during the year ended December 31, 2012 and the quarter ended March 31, 2013, respectively, which exceeded the peer average of 3.2% and 3.4% for the year ended December 31, 2012 and the quarter ended March 31, 2013, respectively, in each case in comparison to the corresponding prior year period. We believe that we are well-positioned to continue to deliver meaningful same property NOI growth over the next several years. We expect such growth to be driven by a combination of occupancy increases across both our anchor and small shop space, the capture of positive rent spreads from below-market in-place rents and significant near-term lease rollover, through contractual rent increases and redevelopment efforts.

Since the Sponsor Contract Date, we have grown occupancy at our Same Property Portfolio from 90.1% to 91.3% at March 31, 2013. We continue to experience strong leasing momentum and, as of March 31, 2013, our IPO Portfolio contained 195 anchor and small shop leases that were signed but not yet commenced, representing approximately $16 million of contractually obligated ABR, which we expect to realize by the first half of 2014.

Since the Sponsor Contract Date, we have executed 168 new anchor leases for spaces of at least 10,000 sq. ft., including 85 new leases for spaces of at least 20,000 sq. ft., increasing overall anchor occupancy to 96% as of March 31, 2013. We believe that the commencement of anchor space leases drives strong new and renewal lease spreads and, because it enables us to lease additional small shop space, is instrumental to long-term small shop occupancy gains and NOI growth. Occupancy improved 2.5% during the 12 months ended March 31, 2013 for small shop spaces in shopping centers with at least one anchor commencement in the prior 12 months.

We believe our above-average lease expiration schedule, as compared to our historic annual expirations, with below-market expiring rents will enable us to renew leases or sign new leases at higher rates. During the 12 months ended March 31, 2013, we signed new and renewal leases in our IPO Portfolio at an average ABR/SF of $12.41. As we move forward into 2014 and through 2016, expiring rents will be lower on average than expiring rents in 2013. Twelve percent of our leased GLA expires in 2014, 15% in 2015 and 14% in 2016, with an average expiring rent of $10.92 per sq. ft. This represents a significant near-term opportunity to mark a substantial percentage of the IPO Portfolio to market. We would expect leasing spreads to widen over time as market rents continue to grow.

Finally, our leases generally provide for contractual rent increases which average 1.1% annually across the portfolio. In addition, our leases generally include tenant reimbursements for common area costs, insurance and real estate taxes. Certain leases also provide for additional rental payments based on a percentage of tenant sales.

High Quality, Grocery-Anchored Asset Base Primarily Located in Top 50 MSAs. Our shopping centers are predominantly located in in-fill locations within established trade areas across the top 50 MSAs in the United States by population, with 63% of the ABR of our IPO Portfolio as of March 31, 2013 derived from these MSAs. Key areas of geographic concentration include the major MSAs of New York (6.0% of ABR); Philadelphia (5.7% of ABR); Houston (5.3% of ABR); Chicago (4.9% of ABR) and Dallas (4.3% of ABR). We believe that such geographic concentration allows for economies of scale and provides market leverage. The average age of the shopping centers in our IPO Portfolio is 30 years based on year built, which reflects the in-fill nature of our shopping centers in established trade areas with the appropriate ratio of anchor to small shop GLA. MSAs in which our shopping centers are located have characteristics that result in premium rents and high occupancy levels compared to other real estate markets in the United States. In particular, we believe these trade areas have, and will maintain over time, significant barriers to entry, such as limited opportunities and high costs for new development. Additionally, these markets have diversified and established tenant bases and are characterized by strong economic fundamentals.

Seventy percent of our portfolio is anchored by market-leading grocers, providing resilient consumer traffic to our shopping centers, with additional anchors being national and regional discount and general merchandise retailers. The top five grocers leasing space from us accounted for 10% of the total ABR of our IPO Portfolio as of March 31, 2013 and overall, grocers are the largest of all our tenant category types. During 2011, based on data reported to us by our tenants, our grocer tenants had average sales of $498 PSF, which is 35% above the average U.S. grocer sales PSF. Additionally, 73% of our grocer tenants ranked as the #1 or #2 grocer in their respective markets.

In addition, we believe that our shopping centers located outside of the top 50 MSAs are among the strongest centers in their respective markets based on their locations in prominent retail corridors, merchandise mix and physical condition. These properties were on average 92% occupied and 72% grocery-anchored at March 31, 2013. Seventy-nine percent of these grocery-anchored centers located outside of the top 50 MSAs were anchored by the #1 or #2 grocer in their respective markets, with strong sales of $495 PSF, according to the most recent tenant-reported data.

High Anchor Space Ownership. As of March 31, 2013, we owned 84% of our anchor spaces greater than 35,000 sq. ft., which we believe is substantially greater than other large publicly traded owners of community and neighborhood shopping centers. These spaces accounted for 42% of our total GLA and 31% of our ABR and primarily include retailers such as Ahold USA, Inc., Publix, Kroger and Walmart. We believe our focus on anchor space ownership provides us with important operational control in the positioning of our shopping centers in the event an anchor ceases to operate and provides flexibility in working with new and existing anchor tenants as they seek to expand or reposition their stores.

At March 31, 2013, the average ABR/SF of our IPO Portfolio was $11.79, with the average ABR/SF of spaces less than 35,000 sq. ft. at $14.25 and of spaces over 35,000 sq. ft. at $8.51. As these over-35,000 sq. ft. leases expire, we expect to generate positive rent increases on these spaces. Twenty-four leases for spaces over 35,000 sq. ft. will expire with no remaining options between April 1, 2013 and December 31, 2016 at an average ABR/SF of $4.51. The total GLA represented by these leases is approximately 1.6 million sq. ft., representing a significant opportunity to increase rents to market rates.

Redevelopment Expertise. We have been a top redeveloper over the past decade, according to Chain Store Age magazine, having completed projects totaling approximately $1 billion since January 1, 2003. Since the Sponsor Contract Date, we have completed 39 redevelopment projects, for a total cost of $122 million with a targeted NOI yield of over 18%. We currently have 25 active projects, with an expected aggregate cost of $96 million and a targeted NOI yield of 15%. Given the continual evolution of retailer concepts and store prototypes, as well as the lack of significant new development in the United States, we expect to maintain our current pace of redevelopment over the foreseeable future. We believe redevelopment is critical to the success of our company, as it provides incremental growth in NOI, drives small shop leasing, improves the value and quality of our shopping centers and increases consumer traffic. At shopping centers in our IPO Portfolio where we have completed a redevelopment during either the year ended December 31, 2012 or the quarter ended March 31, 2013, occupancy has increased on average almost 7.0% in comparison to the year ended December 31, 2011.

Expansive Retailer Relationships. We own and operate the largest wholly-owned portfolio of community and neighborhood shopping centers in the United States. We believe that, given the scale of our asset base and our nationwide footprint, we have a competitive advantage in supporting the growth plans of the nation’s largest retailers. We are committed to helping our retailers meet their real estate needs through creative leasing strategies, property management capabilities and redevelopment expertise. We believe that we are the largest landlord by GLA to Kroger and TJX Companies, as well as a key landlord to all major grocers and most major retail category leaders. We believe that our strong relationships with leading retailers afford us insight into their strategies and priority access to their expansion plans, enabling us to efficiently provide these retailers with space in multiple locations, often pursuant to a uniform lease form. Our role as a leading landlord to these retailers makes us an important counterparty to them.

Proven Fully-Integrated Operating Platform. We operate with a fully-integrated, comprehensive platform including approximately 475 employees both leveraging our national presence and demonstrating our commitment to a regional and local presence. We provide our tenants with personalized service through our network of three regional offices in Atlanta, Chicago and Philadelphia, as well as via 12 leasing and property management satellite offices throughout the country. Each regional office is responsible for the day-to-day property-level operations and decision-making for shopping centers in its area, including leasing, property management and maintenance, as well as any related legal, construction or redevelopment efforts. We believe that this strategy enables us to obtain critical market intelligence and to benefit from the regional and local expertise of our workforce. Through our complementary in-house disciplines, we are able to consistently maintain high standards and levels of service at the operational and property level. In addition to our network of local and regional offices, we maintain centralized corporate and accounting functions, which drive efficiency, consistency and commonality in operations and reporting.

Experienced Management with Interests Aligned with Stockholders. Senior members of our management team are proven real estate operators with deep industry expertise and retailer relationships and have an average of 25 years of experience in the real estate industry and an average tenure of 13 years with the company. The majority of our seven member executive team has a long history with our IPO Portfolio, including having managed our business through a number of economic cycles. Our management team, led by Michael Carroll and Michael Pappagallo, is familiar with market conditions and investment opportunities in the major markets in which we operate and has extensive and long-standing business relationships with tenants, brokers and vendors established through many years of transactional experience, as well as significant expertise in redevelopment, which we believe will enhance our growth prospects. We believe that the extensive operating expertise of our management team enables us to maintain focused leasing programs, active asset and property management and first-class tenant service.

Our senior management team also has extensive capital markets and balance sheet management experience. Our management team has completed a large volume of capital transactions over the last two years. In addition, all members of our senior management team have extensive public company experience either with a predecessor company or with another publicly traded U.S. shopping center REIT.

The interests of our senior management team are highly aligned with those of our stockholders. Our management team collectively owns in excess of     % of the Brixmor Interests that will be outstanding after the completion of this offering and the IPO Property Transfers. In addition, we intend to continue to utilize equity-based compensation as part of our compensation program after this offering.

Our Business and Growth Strategies

Our primary objective is to maximize total returns to our stockholders through a combination of growth and value-creation at the asset level supported by stable cash flows. We seek to achieve this through ownership of a large high quality, diversified portfolio of primarily grocery-anchored community and neighborhood shopping centers. We intend to pursue the following strategies to achieve this objective:

Leveraging our Operating Expertise to Proactively Lease and Manage our Assets. We proactively manage our shopping centers with an emphasis on driving high occupancy rates with a solid base of nationally and regionally recognized tenants that generate substantial daily traffic. Our expansive relationships with leading retailers afford us early access to their strategies and expansion plans, as well as to their senior management. We believe these relationships, combined with the national breadth and scale of our portfolio, give us a competitive advantage as a key landlord able to support the real estate strategies of our diverse landscape of retailers. Our operating platform, along with the corresponding regional and local market expertise, enables us to efficiently capitalize on market and retailing trends. We also seek opportunities to refurbish, renovate and redevelop existing shopping centers, as appropriate, including expanding or repositioning existing tenants.

We direct our leasing efforts at the corporate level through our national accounts team and at the regional level through our field network. We believe this strategy enables us to provide our national and regional retailers with a centralized, single point of contact, facilitates reviews of our entire shopping center portfolio and provides for standardized lease templates that streamline the lease execution process, while also accounting for market-specific trends.

Capitalizing on Below-Market Expiring Leases. Our focus is to unlock opportunity and create value at the asset level and increase cash flow by increasing rental rates through the renewal of expiring leases or re-leasing of space to new tenants with limited downtime. As part of our targeted leasing strategy, we constantly seek to maximize rental rates and improve the tenant quality and credit profile of our portfolio. We believe our above-average lease expiration schedule, as compared to our historic annual expirations, with below-market expiring rents will enable us to renew leases or sign new leases at higher rates. As we move forward into 2014 and through 2016, expiring rents will be lower on average than expiring rents in 2013. During 2012, we experienced new lease rent spreads for the IPO Portfolio of 20.4% and blended lease spreads of 6.1%. Strong performance continued in the first quarter of 2013, with new lease rent spreads of 19.2% and blended lease spreads of 7.6%. We believe that this performance will continue given our future expiration schedule of 12% of our leased GLA in 2014, 15% in 2015 and 14% in 2016, with an average expiring ABR/SF of $10.92 compared to an average ABR/SF of $12.41 for new and renewal leases signed during the 12 months ended March 31, 2013. This represents a significant near-term opportunity to mark a substantial percentage of the IPO Portfolio to market.

Pursue Value-Creating Redevelopment Opportunities. We evaluate our portfolio on an ongoing basis to identify value-creating redevelopment opportunities. These efforts are tenant-driven and focus on renovating, re-tenanting and repositioning assets and generally present higher risk-adjusted returns than new developments. Potential new projects include value-creation opportunities that have been previously identified within our portfolio, as well as new opportunities created by the lack of meaningful community and neighborhood shopping center development in the United States. We may occasionally seek to acquire non-owned anchor spaces and land parcels at, or adjacent, to our shopping centers in order to facilitate redevelopment projects. As a result of the historically low number of new shopping center developments in the United States, redevelopment opportunities are critical in allowing us to meet space requirements for new store growth and accommodate the evolving prototypes of our retailers.

During 2012, we completed 24 redevelopment projects in our IPO Portfolio, with average targeted NOI yields of 19%. The aggregate cost of these projects was approximately $65 million. During the quarter ended March 31, 2013, we completed 10 redevelopment projects in our IPO Portfolio, with average targeted NOI yields of 19% and an aggregate cost of approximately $43 million. We expect average targeted NOI yields of 15% and an aggregate cost of $96 million for our 25 currently active redevelopment projects. The average cost per redevelopment project completed since the Sponsor Contract Date is approximately $3 million, with an average time to completion of 11 months. We expect to continue to expand the number of redevelopment projects over time and intend to fund these efforts through cash from operations.

Portfolio Diversification. We seek to achieve diversification by the geographic distribution of our shopping centers and the breadth of our tenant base and tenant business lines. We believe this diversification serves to insulate us from macro-economic cycles and reduces our exposure to any single market or retailer.

The shopping centers in our portfolio are strategically located across 38 states and throughout more than 175 MSAs, with 63% of our ABR derived from shopping centers located in the top 50 MSAs with no one MSA accounting for more than 6% of our ABR, in each case as of March 31, 2013.

In total, we have approximately 5,300 diverse national, regional and local retailers with approximately 9,200 leases in our IPO Portfolio. As a result, our 10 largest tenants accounted for only 18% of our ABR, and our two largest tenants, Kroger and TJX Companies, accounted for only 3.4% and 3.3%, respectively, of our ABR, in each case, as of March 31, 2013. Our largest shopping center represents only 1.5% of our ABR as of March 31, 2013.

Flexible Capital Structure Positioned for Growth. Our initial capital structure provides us with financial flexibility and capacity to fund our current growth capital needs, as well as future opportunities. We believe the recent completion of our $2.75 billion unsecured credit facility (the “Unsecured Credit Facility”) with a lending group comprised of top-tier financial institutions demonstrates our ability to access cost effective debt capital, provides us the opportunity to repay significant amounts of currently higher cost secured debt and gives us additional flexibility to further improve our financial position. We believe that the Unsecured Credit Facility is the largest ever debut credit facility in the REIT industry. We anticipate that we will have $         million of undrawn capacity under the Unsecured Credit Facility upon completion of this offering after giving effect to the use of proceeds therefrom.

We believe that becoming a publicly traded company will further enhance our access to multiple forms of capital, including follow-on offerings of our common stock, unsecured corporate level debt, preferred equity and additional credit facilities, which will provide us with a competitive advantage over smaller, more highly leveraged or privately-held shopping center companies.

We intend to continue to enhance our financial and operating flexibility through ongoing reduction of our secured debt over time and to pursue an investment grade credit rating with the major credit rating agencies.

Industry Overview

Rosen Consulting Group (“RCG”), a nationally recognized real estate consulting firm, anticipates that continued improvements in consumer and business confidence will drive demand for domestic goods and services in the medium term. RCG believes that these factors should stimulate personal consumption, fueling strong gross domestic product (“GDP”) growth and lead to increased retail sales and restaurant visits. Increased confidence is expected in all income groups going forward, which should form the basis for a broad-based increase in consumer spending and improvements in retail market fundamentals. Retailer demand for space should increase as job creation and population growth spur increased sales of necessity goods, housing-related products, and discretionary items. Category killers should be among the strongest performers going forward, leading to rapid income growth in community and neighborhood centers and regional mall properties where category killers function as anchor tenants. Grocery-anchored centers should also extend strong performance, as consumer foot traffic increases in centers that provide both necessities and discretionary items. RCG projects that a limited amount of new retail development will be delivered in the next five years, allowing for tightening market conditions and the potential for increased rents.

Private-sector job creation is outpacing the growth of the labor force, resulting in a decreasing trend in the unemployment rate and boosting consumer confidence. RCG expects job creation to drive the unemployment rate from 7.5% as of April 2013 to 7.1% by year-end 2013 and into the high-5% range in the medium term. Employment growth in the top 50 MSAs should outpace the national average during this period. In conjunction with improvements in business and consumer confidence, increased private-sector hiring is driving income growth and increased personal consumption expenditures, which comprise more than 70% of GDP. In the first quarter of 2013, real personal consumption expenditures, including services, increased by 2.1%, marking the 13th consecutive quarter of year-over-year growth. Rising disposable income should boost consumer spending and lead to increased retail sales in the coming years. The economic recovery is also fueling more rapid population growth and household formation. Many of the new households formed will be in dense, urban submarkets, driving increased population density. As the number of U.S. residents and households increases, so will the demand for consumer goods and retail sales.

Job creation and rising consumer confidence propelled retail sales growth in recent years, after a sharp pullback in consumer spending during the recession. Excluding automobile sales, nominal retail sales surpassed the prior annual peak in 2011 at $3.8 trillion. In 2012, this figure increased by 4.8% to $4.0 trillion. Consumer discretionary spending has rebounded robustly in recent years. Beginning in late 2010, the year-over-year increase in real consumer discretionary spending ranged from 2% to 4% per month, most recently reaching 2.9% in April 2013. Year-over-year in March 2013, retail inventories increased by 7.0% to more than $522 billion from a recessionary low of $423 billion in August 2009. By 2017, RCG expects fourth quarter retail sales excluding autos to approach $1.2 trillion.

RCG expects construction to gradually increase as vacant space is absorbed, but the level of achievable rents in many markets is not sufficient to support new development activity. Much of the excess space built leading up to the recession will need to be absorbed before developers undertake major new projects and significantly increase supply. With new supply constrained between 2013 and 2017, RCG expects that increasing retailer demand for space stimulated by rising retail sales as a result of the strengthening economy and housing market will drive the vacant space to pre-recession levels.

The combination of gradually strengthening tenant demand, limited new supply coming online, and removal or repurposing of outdated stock has caused the retail vacancy rate to decline from its recession-era high. The tenant retention rate at May 2013 increased for all types of retail properties from recessionary lows. Consequently, the retail vacancy rate tightened to 8.1% at year-end 2012 from a year-end peak of 8.8% in 2010. Looking forward, RCG predicts a slow, steady decline in the retail vacancy rate to 7.0% in 2017. The accelerating tenant demand will be concentrated in existing centers while the supply pipeline remains low. Increased retail sales should boost retailer confidence and tenant expansion activity, particularly in regions with positive economic and demographic fundamentals.

Well-positioned community and neighborhood centers outperformed in terms of rent growth during 2012, as rising sales and productivity increased tenant competition for space in these properties. Grocery-anchored properties, in particular, were relatively resilient during the recession and initial years of the recovery. On average, community and neighborhood center rental rates increased by 1.7% in 2012. Tightening rental market conditions and improving retailer confidence should allow landlords to raise asking rental rates for retail space in the coming years. Looking forward, community and neighborhood centers should outperform other types of real estate, with average annual rent growth of 2.7% from 2013 to 2017. Grocery-anchored community and neighborhood shopping centers should outperform the broader category, with even stronger rent growth.

Organizational Structure

IPO Property Transfers. In connection with this offering, we will effect the IPO Property Transfers described in greater detail in “Organizational Structure—IPO Property Transfers,” whereby certain investment funds affiliated with our Sponsor will contribute certain properties (the “Acquired Properties”) to us, and we will distribute certain properties that we have historically held in our portfolio (the “Non-Core Properties”) to our pre-IPO owners. We refer to these contributions and distributions as the “IPO Property Transfers” and to the properties we will own immediately following the IPO Property Transfers as our “IPO Portfolio.” Unless the context requires otherwise, when describing our portfolio of properties throughout this prospectus, we are referring to our IPO Portfolio.

Our Organizational Structure. All of our assets are held, and our operations conducted, by Brixmor Operating Partnership LP, our “Operating Partnership.” We own and control our Operating Partnership indirectly through our majority-owned subsidiary, BPG Subsidiary Inc., or “BPG Subsidiary.” Brixmor OP GP LLC, a wholly-owned subsidiary of BPG Subsidiary, serves as the sole general partner of our Operating Partnership.

In addition to owning shares of our common stock, our pre-IPO owners also own shares in BPG Subsidiary, which we refer to as “BPG Subsidiary Shares,” and, following the IPO Property Transfers, will own common units of partnership interest in our Operating Partnership, which we refer to as “OP Units.” Following this offering, holders of Outstanding BPG Subsidiary Shares may exchange their BPG Subsidiary shares for shares of our common stock on a one-for-one basis subject to customary conversion rate adjustments for splits, share dividends and reclassifications or, at our election, for cash based upon the market value of an equivalent number of shares of our common stock. In addition, following this offering, holders of Outstanding OP Units may redeem their OP Units for cash based upon the market value of an equivalent number of shares of our common stock or, at our election, exchange their OP Units for shares of our common stock on a one-for-one basis subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. We refer to shares of our common stock, the BPG Subsidiary Shares and the OP Units, collectively, as “Brixmor Interests.” We use the term “Outstanding BPG Subsidiary Shares” to refer to the BPG Subsidiary Shares held by persons other than Brixmor Property Group Inc. and to the term “Outstanding OP Units” to refer to the OP Units not held by BPG Subsidiary or its wholly-owned subsidiary. We use the term “Outstanding Brixmor Interests” to refer, collectively, to the outstanding shares of our common stock, the Outstanding BPG Subsidiary Shares and the Outstanding OP Units.

After this offering, each holder of an Outstanding BPG Subsidiary Share or Outstanding OP Unit will also hold a non-economic share of Brixmor Property Group Inc. that will afford such holder voting power with respect to Brixmor Property Group Inc. commensurate with such holder’s equity ownership in our company and permit such holder to vote on matters presented to the common stockholders of Brixmor Property Group Inc. on an “as exchanged” basis. More specifically, non-economic shares entitle a holder thereof, without regard to the number of non-economic shares held, to cast a number of votes on matters presented to the common stockholders of Brixmor Property Group Inc. that is equal to the aggregate number of BPG Subsidiary Shares and OP Units held by such holder, subject to customary adjustments for stock splits, stock dividends and reclassifications. Holders of non-economic shares are not entitled to dividends or other distributions, including upon the liquidation, dissolution or winding up of Brixmor Property Group Inc. See “Description of Stock—Common Stock and Non-Economic Shares.”

Brixmor Property Group Inc. owns a majority of BPG Subsidiary Shares outstanding. Accordingly, through its power to elect all of BPG Subsidiary’s directors, Brixmor Property Group Inc. operates and controls all of the business and affairs of BPG Subsidiary and consolidates the financial results of BPG Subsidiary and its consolidated subsidiaries, including our Operating Partnership. The ownership interest of the minority stockholders of BPG Subsidiary is reflected as a non-controlling interest in Brixmor Property Group Inc.’s consolidated financial statements.

After completion of this offering and the IPO Property Transfers, BPG Subsidiary will own a majority of the OP Units of our Operating Partnership outstanding, and its wholly-owned subsidiary, Brixmor OP GP LLC, will serve as the sole general partner of our Operating Partnership. Accordingly, BPG Subsidiary will operate and control all of the business and affairs of our Operating Partnership and consolidates the financial results of our Operating Partnership and its consolidated subsidiaries. The ownership interest of the holders of OP Units to be held by our pre-IPO owners will also be reflected as a non-controlling interest in Brixmor Property Group Inc.’s consolidated financial statements.

The following diagram depicts our organizational structure and equity ownership immediately following this offering. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities. For additional details, see “Organizational Structure.”

(1)	Holders of Outstanding BPG Subsidiary Shares and Outstanding OP Units will hold non-economic shares of Brixmor Property Group Inc. Non-economic shares entitle a holder thereof, without regard to the number of non-economic shares held, to cast a number of votes on matters presented to the common stockholders of Brixmor Property Group Inc. that is equal to the aggregate number of BPG Subsidiary Shares and OP Units held by such holder, subject to customary adjustments for stock splits, stock dividends and reclassifications. See “Description of Stock—Common Stock and Non-Economic Shares.”
(2)	BPG Subsidiary owns a portion of its interest in our Operating Partnership through Brixmor OP GP LLC, a wholly-owned subsidiary of BPG Subsidiary that serves as the sole general partner of our Operating Partnership.

Our Sponsor

Blackstone (NYSE: BX) is one of the world’s leading investment and advisory firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Through its different businesses, Blackstone had total assets under management of approximately $218.2 billion as of March 31, 2013. Blackstone’s global real estate group is the largest private equity real estate manager in the world with $59.5 billion of investor capital under management as of March 31, 2013.

Summary Risk Factors

Investing in our common stock involves substantial risks, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the real estate industry. Some of the more significant challenges and risks include the following:

•	adverse global, national and regional economic, market and real estate conditions may adversely affect our performance;

•	we face considerable competition in the leasing market and may be unable to renew leases or re-lease space as leases expire;

•	we face considerable competition for the tenancy of our leases and the business of retail shoppers;

•	our performance depends on the collection of rent from the tenants at the properties in our portfolio, those tenants’ financial condition and the ability of those tenants to maintain their leases;

•	real estate property investments are illiquid, and it may not be possible to dispose of assets when appropriate or on favorable terms;

•	we utilize a significant amount of indebtedness in the operation of our business;

•	we may be unable to obtain financing through the debt and equity markets;

•	our cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of our debt financing;

•	mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt;

•	covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition;

•	current and future redevelopment or real estate property acquisitions may not yield expected returns;

•	an uninsured loss on properties or a loss that exceeds the limits of our insurance policies could result in a loss of our investment or related revenue in our portfolio;

•	our real estate assets may be subject to impairment charges;

•	we are controlled by our Sponsor; and

•	if we do not maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Distribution Policy

The Internal Revenue Code of 1986, as amended (the “Code”), generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the sole discretion of our board of directors.

To the extent we are prevented by provisions of our financing arrangements or otherwise from distributing 100% of our REIT taxable income or otherwise do not distribute 100% of our REIT taxable income, we will be subject to income tax, and potentially excise tax, on the retained amounts. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors reviews the alternative funding sources available to us from time to time.

REIT Qualification

We made a tax election to be treated as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2011 and expect to continue to operate so as to qualify as a REIT. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on net taxable income that we distribute annually to our stockholders. In order to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the real estate qualification of sources of our income, the composition and values of our assets, the amounts we distribute to our stockholders and the diversity of ownership of our stock. In order to comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations. See “Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items.”

Restrictions on Ownership of our Stock

Subject to certain exceptions, our charter will provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock, which we refer to as the “ownership limit,” and will impose certain other restrictions on ownership and transfer of our stock. Pursuant to the stockholders agreement with our Sponsor, we expect that, upon completion of this offering, our board of directors will grant an exemption from the ownership limit to our Sponsor and its affiliates.

Our charter also prohibits any person from, among other things:

•	owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT;

•	transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons; and

•

beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any attempted transfer of our stock which, if effective, would result in violation of the above limitations or the ownership limit (except for a transfer which results in shares being owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such shares) will cause the number of shares causing the violation, rounded up to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us, and the intended transferee will not acquire any rights in the shares.

These restrictions are intended to assist with our REIT compliance under the Code and otherwise to promote our orderly governance, among other purposes. See “Description of Stock—Restrictions on Ownership and Transfer.”

Brixmor Property Group Inc. was incorporated in Delaware on May 27, 2011. Prior to this offering, we intend to change the jurisdiction of incorporation of Brixmor Property Group Inc. to Maryland. Our principal executive offices are located at 420 Lexington Avenue, New York, New York 10170, and our telephone number is (212) 869-3000.

The Offering

Common stock offered	shares (plus up to an additional shares at the option of the underwriters).

Common stock outstanding after this offering	shares (or shares if all Outstanding BPG Subsidiary Shares and all Outstanding OP Units were exchanged for shares of our common stock).

Non-economic shares outstanding after this offering	shares, or one share for each holder of Outstanding BPG Subsidiary Shares or Outstanding OP Units. Each holder of an Outstanding BPG Subsidiary Share or Outstanding OP Unit will also hold one non-economic share of Brixmor Property Group Inc. that entitles the holder, without regard to the number of non-economic shares held, to cast a number of votes on matters presented to common stockholders of Brixmor Property Group Inc. that is equal to the aggregate number of BPG Subsidiary Shares or OP Units held by such holder, subject to customary adjustments for stock splits, stock dividends and reclassifications. Holders of non-economic shares are not entitled to dividends or other distributions, including upon the liquidation, dissolution or winding up of Brixmor Property Group Inc.

Use of proceeds	Brixmor Property Group Inc. will contribute the net proceeds of this offering to BPG Subsidiary in exchange for a number of BPG Subsidiary Shares that is equal to the number of shares of common stock that we issue to investors in this offering. BPG Subsidiary will contribute its receipts from this contribution to our Operating Partnership in exchange for a number of OP Units that is equal to the number of BPG Subsidiary Shares that BPG Subsidiary issues to Brixmor Property Group Inc.

Our Operating Partnership will primarily use the net proceeds from this offering to repay approximately $ of outstanding borrowings under the revolving portion of our Unsecured Credit Facility. We will also use approximately $ of net offering proceeds as described in note (G) under “Unaudited Pro Forma Financial Information.”

Affiliates of each of the representatives of the underwriters are lenders under our Unsecured Credit Facility, which we intend to repay in part with the net proceeds of this offering.

Listing	We expect to apply to list our common stock on the NYSE under the symbol “BRX.”

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon does not reflect:

•	shares issuable upon exchange of Outstanding BPG Subsidiary Shares;

•

             shares issuable upon exchange of              Outstanding OP Units that will be issued in connection with our acquisition from our Sponsor of interests in certain properties as described in “Organizational Structure—IPO Property Transfers.” The precise number of OP Units to be issued in connection with our acquisition of the Acquired Properties will be determined at the time that the initial public offering price per share in this offering is determined. Based on an assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), we would issue to our Sponsor              OP Units in connection with the IPO Property Transfers. A $1.00 increase in the assumed initial public offering price of $         per share would increase the number of OP Units we would issue to our Sponsor to                     , and a $1.00 decrease in the assumed initial public offering price of $         per share would decrease the number of OP Units we would issue to our Sponsor to ;

•	shares issuable upon exercise of the underwriters’ option to purchase additional shares of our common stock from us; or

•	shares of our common stock issuable pursuant to the 2013 Brixmor Property Group Inc. Omnibus Incentive Plan, or our “2013 Omnibus Incentive Plan”. See “Management—2013 Omnibus Incentive Plan.”

Summary Financial and Other Data

The summary consolidated financial and operating data set forth below as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial and operating data set forth below as of March 31, 2013 and for the three months ended March 31, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Results for the three month period ended March 31, 2013 are not necessarily indicative of results that may be expected for the entire year. The summary consolidated financial and operating data set forth as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our audited consolidated financial statements not included in this prospectus.

The unaudited summary consolidated pro forma financial data reflects our IPO Portfolio of 522 Properties, and gives pro forma effect to: (1) the IPO Property Transfers; (2) our acquisition of the interest we did not already hold in Arapahoe Crossings, L.P.; (3) borrowings under our Unsecured Credit Facility, including the use thereof; and (4) the estimated net proceeds, including the use thereof, expected to be received from this offering, as if they each occurred on January 1, 2012. The pro forma adjustments associated with the foregoing transactions assume that each transaction was completed as of January 1, 2012 for purposes of the unaudited pro forma condensed consolidated statements of operations information and as of March 31, 2013 for purposes of the unaudited pro forma condensed consolidated balance sheet information. The following unaudited summary consolidated pro forma statement of operations and balance sheet data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus. The amounts in the table are dollars in thousands.

The Successor period in the following table reflects our selected financial data for the period following the acquisition of certain assets from Centro on June 28, 2011 (the “Acquisition”) through the end of the 2012 fiscal year, and the Predecessor period in the following table reflects our selected financial data for the periods prior to the Acquisition.

	Successor						Predecessor
	Pro Forma Three Months Ended March 31, 2013	Pro Forma Year Ended December 31, 2012	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
			2013	2012
(in thousands)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Rental income	$	$	$221,867	$218,270	$882,848	$445,211	$428,371	$875,244
Expense reimbursements			61,955	58,778	235,386	116,746	119,416	238,300
Other revenue			3,251	3,559	11,458	5,713	8,054	16,325

Total revenues			287,073	280,607	1,129,692	567,670	555,841	1,129,869

Operating expenses
Operating costs			31,899	32,244	126,403	63,152	68,471	128,888
Real estate taxes			43,962	41,133	163,742	81,361	80,292	166,183
Depreciation and amortization			115,480	134,827	506,634	295,373	175,118	393,509
Impairment of real estate assets			—	—	—	—	—	256,243
Provision for doubtful accounts			2,660	3,004	11,902	8,904	11,148	16,260
Acquisition related costs			—	—	541	41,362	5,647	4,821
General and administrative			24,029	24,263	88,870	50,437	57,443	94,649

Total operating expenses			218,030	235,471	898,092	540,589	398,119	1,060,553

Other income (expenses)
Dividends and interest			181	334	1,138	641	814	2,203
Gain on bargain purchase			—	—	—	328,826	—	—
Interest expense			(92,022)	(96,460)	(387,078)	(205,243)	(192,140)	(374,855)
Gain on sale of real estate			—	50	501	—	—	(111)
Other			45	42	(507)	2,113	(4,694)	5,476
Total other income (expense)			(91,796)	(96,034)	(385,946)	126,337	(196,020)	(367,287)

Income (loss) before equity in earnings of unconsolidated joint venture and income taxes			(22,753)	(50,898)	(154,346)	153,418	(38,298)	(297,971)
Income tax benefit			—	—	—	—	—	16,494
Equity in income (loss) of unconsolidated joint ventures			247	79	687	(160)	(381)	(2,116)
Impairment of investment in unconsolidated joint ventures			—	—	(314)	—	—	(1,734)

Income (loss) from continuing operations			(22,506)	(50,819)	(153,973)	153,258	(38,679)	(285,327)

	Successor						Predecessor
	Pro Forma Three Months Ended March 31, 2013	Pro Forma Year Ended December 31, 2012	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
			2013	2012
(in thousands)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Discontinued operations:
Income (loss) from discontinued operations			93	75	1,490	(122)	196	1,805
Gain on disposition of properties			—	939	5,369	—	—	—
Impairment of real estate assets held for sale			(3,033)	—	(13,599)	—	(8,608)	(36,465)

Income (loss) from discontinued operations			(2,940)	1,014	(6,740)	(122)	(8,412)	(34,660)

Net income (loss)			(25,446)	(49,805)	(160,713)	153,136	(47,091)	(319,987)

Net (income) loss attributable to non-controlling interests			5,947	11,885	38,146	(37,785)	(752)	(1,400)

Net income (loss) attributable to Brixmor Property Group Inc.	$	$	$(19,499)	$(37,920)	$(122,567)	$115,351	$(47,843)	$(321,387)

	Successor				Predecessor
	Pro Forma March 31, 2013	March 31, 2013	December 31,		December 31, 2010
(in thousands)			2012	2011
	(unaudited)	(unaudited)
Selected Balance Sheet Data
Real estate, net	$	$9,002,120	$9,098,130	$9,496,903	$9,873,096
Total assets	$	$9,529,999	$9,603,729	$10,032,266	$10,711,209
Debt obligations, net	$	$6,498,498	$6,499,356	$6,694,549	$7,700,237
Total liabilities	$	$7,268,802	$7,305,908	$7,553,277	$8,731,832
Total equity	$	$2,239,730	$2,276,354	$2,457,430	$1,957,818

	Successor						Predecessor
	Pro Forma Three Months Ended March 31, 2013(1)	Pro Forma Year Ended December 31, 2012(1)_	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
			2013	2012
	(unaudited)	(unaudited)
(in millions)
Other Data
Funds from operations (1)	$	$	$92.9	$84.8	$356.3	$121.5	$139.7	$382.0
Funds from operations as adjusted (1)	$	$	$92.9	$84.7	$356.3	$162.9	$145.3	$386.9
Same property NOI (2)	$	$	$192.1	$185.6	$755.9	$371.8	$357.1	$735.4
EBITDA (3)	$	$	$183.0	$184.3	$739.0	$660.0	$334.0	$472.8
Adjusted EBITDA (3)	$	$	$186.0	$183.4	$747.5	$372.6	$348.2	$775.4

(1)	Funds From Operations (“FFO”) is a supplemental non-GAAP measure utilized to evaluate the operating performance of real estate companies. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income/(loss) attributable to common stockholders computed in accordance with GAAP, excluding (i) gains or losses from sales of operating real estate assets and (ii) extraordinary items, plus (iii) depreciation and amortization of operating properties and (iv) impairment of depreciable real estate and in substance real estate equity investments and (v) after adjustments for unconsolidated partnerships and joint ventures calculated to reflect funds from operations on the same basis.

We present FFO as we consider it an important supplemental measure of our operating performance and we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting results. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

We also present FFO as adjusted as an additional supplemental measure as we believe it is more reflective of our core operating performance. We believe FFO as adjusted provides investors and analysts an additional measure in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. FFO as adjusted is generally calculated by us as FFO excluding certain transactional income and expenses and non-operating impairments which management believes are not reflective of the results within our operating real estate portfolio.

FFO is a supplemental non-GAAP financial measure of real estate companies’ operating performances, which does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative for net income as a measure of liquidity. Our method of calculating FFO and FFO as adjusted may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The following table provides a reconciliation of net income (loss) to FFO and FFO as adjusted for the periods presented (in millions):

	Successor						Predecessor
	Pro Forma Three Months Ended March 31, 2013	Pro Forma Year Ended December 31, 2012	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Net income (loss)	$	$	$(25.4)	$(49.8)	$(160.7)	$153.1	$(47.1)	$(320.0)
Gain on disposition of operating properties			—	(0.9)	(5.4)	—	—	—
(Gain)/loss on disposition of joint venture operating properties			—	0.1	—	—	—	3.3
Depreciation and amortization—real estate related-continuing operations			115.0	134.0	503.9	293.4	173.0	389.4
Depreciation and amortization—real estate related-discontinued operations			0.2	1.3	3.8	3.3	4.3	11.1
Depreciation and amortization—real estate joint ventures			0.1	0.1	0.8	0.5	0.9	3.8
Impairments of operating properties			—	—	—	—	—	256.2
Impairments of real estate held for sale			3.0	—	13.6	—	8.6	36.5
Impairments of real estate joint ventures			—	—	0.3	—	—	1.7

Gain on bargain purchase			—	—	—	(328.8)	—	—

FFO			92.9	84.8	356.3	121.5	139.7	382.0

Gains from development/land sales			—	(0.1)	(0.5)	—	—	0.1
Acquisition-related costs			—	—	0.5	41.4	5.6	4.8

Total adjustments			—	(0.1)	—	41.4	5.6	4.9

FFO as adjusted	$	$	$92.9	$84.7	$356.3	$162.9	$145.3	$386.9

(2)	Same property NOI, a non-GAAP measure, is often used by real estate companies as a supplemental measure of operating performance. Although same property NOI is not presented in accordance with GAAP, we believe it assists investors in understanding our business and operating results by providing useful supplemental data regarding the underlying economics of our business operations. Management uses same property NOI to review our operating results for comparative purposes with respect to previous periods or forecasts, and also to evaluate future prospects. Our same property NOI is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, our GAAP financial measures. Non-GAAP financial measures have limitations as they do not include all items of income and expense that affect our operations, and, accordingly, should always be considered as supplemental to our financial results presented in accordance with GAAP.

We believe that same property NOI is helpful to investors as a measure of our operational performance because it includes only the net operating income of properties owned for the full period presented, which eliminates disparities in net income due to the acquisition or disposition of properties during the period presented, and, therefore, provides a more consistent metric for comparing the performance of our properties. Same property NOI should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance. In addition, our computation of same property NOI may differ from similarly titled measures reported by other companies and, therefore, may not be comparable to such other companies.

We calculate same property NOI as total property revenues (minimum rent, percentage rents, and recoveries from tenants and other income) less direct property operating expenses (operating and maintenance and real estate taxes) from the properties owned by us. NOI excludes corporate level income (including transaction and other fees), lease termination income, straight-line rent, amortization of above-/below-market leases of the same property pool from the prior year reporting period to the current year reporting period. Same property NOI includes all properties in the IPO Portfolio that were owned as of the end of both the current and prior year reporting periods and for the entirety of both periods, excluding properties classified as discontinued operations.

The following table provides a reconciliation of net (loss) income attributable to Brixmor Property Group Inc. to Same Property NOI for the periods presented (in millions):

	Successor						Predecessor
	Pro Forma Three Months Ended March 31, 2013	Pro Forma Year Ended December 31, 2012	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
			2013	2012
Net (loss) income attributable to Brixmor Property Group Inc.	$	$	$(19.5)	$(37.9)	$(122.6)	$115.4	$(47.8)	$(321.4)
Adjustments:
Total other income			(16.5)	(23.0)	(75.0)	(337.6)	(31.3)	(72.9)
Total other expenses			234.2	259.8	995.8	558.9	435.4	880.3
Equity in income (loss) of unconsolidated real estate joint ventures			(0.2)	(0.1)	(0.7)	0.2	0.4	2.1
Impairment of investment in unconsolidated real estate joint ventures			—	—	0.3	—	—	1.7
Impairment of real estate assets			—	—	—	—	—	256.2
Non-same property NOI			—	(1.3)	(3.8)	(2.9)	(0.4)	(12.0)
Net (income) loss attributable to non-controlling interests			(5.9)	(11.9)	(38.1)	37.8	0.8	1.4

Same property NOI including redevelopment	$	$	$192.1	$185.6	$755.9	$371.8	$357.1	$735.4

(3)	EBITDA is calculated as the sum of net income (loss) before extraordinary items, depreciation and amortization, income taxes, interest expense, gains (losses) on sale of real estate, impairment or real estate and related investments and unrealized re-measurement adjustment of derivative instruments. Adjusted EBITDA represents EBITDA as adjusted for (i) acquisition-related costs, (ii) gain on bargain purchase, (iii) gain on disposition of operating properties, (iv) gains from development/land sales, (v) gains or losses on disposition of joint venture operating properties and (vi) impairments of operating properties, real estate held for sale and real estate joint ventures.

Given the nature of our business as a real estate owner and operator, we believe that the use of EBITDA and Adjusted EBITDA in various financial ratios is helpful to investors as a measure of its operational performance because EBITDA and Adjusted EBITDA exclude various items that do not relate to or are not indicative of its operating performance such as gains (losses) from sales of real estate and depreciation and amortization on real estate assets, and includes the results of operations of real estate properties that have been sold or classified as real estate held for sale at the end of the reporting period. Accordingly, we believe that the use of EBITDA and Adjusted EBITDA in various ratios provides a meaningful performance measure as it relates to its ability to meet various coverage tests for the stated period. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income (determined in accordance with GAAP) as indicators of our financial performance and are not alternatives to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. In addition, our computation of EBITDA and Adjusted EBITDA may differ in certain respects from the methodology utilized by other REITS to calculate EBITDA and Adjusted EBITDA and, therefore, may not be comparable to such other REITS. Investors are cautioned that items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and addressing our financial performance.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) for the periods presented (in millions):

	Successor						Predecessor
	Pro Forma Three Months Ended March 31, 2013	Pro Forma Year Ended December 31, 2012	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
			2013	2012
Net income (loss)	$	$	$(25.4)	$(49.8)	$(160.7)	$153.1	$(47.1)	$(320.0)
Interest expense—continuing operations			92.0	96.5	387.1	205.2	192.1	374.9
Interest expense—discontinued operations			(0.1)	0.1	0.3	0.2	0.2	3.2
Interest expense—real estate joint ventures			0.2	0.4	1.6	0.9	—	—
Federal and state taxes			1.0	1.7	2.2	3.4	10.6	10.4
Depreciation and amortization—real estate related-continuing operations			115.0	134.0	503.9	293.4	173.0	389.4
Depreciation and amortization—real estate related-discontinued operations			0.2	1.3	3.8	3.3	4.3	11.1
Depreciation and amortization—real estate joint ventures			0.1	0.1	0.8	0.5	0.9	3.8

EBITDA	$	$	$183.0	$184.3	$739.0	$660.0	$334.0	$472.8

Acquisition-related costs			—	—	0.5	41.4	5.6	4.8
Gain on bargain purchase			—	—	—	(328.8)	—	—
Gain on disposition of operating properties			—	(0.9)	(5.4)	—	—	—
Gains from development/land sales			—	(0.1)	(0.5)	—	—	0.1
(Gain)/loss on disposition of joint venture operating properties			—	0.1	(—)	—	—	3.3
Impairments of operating properties			—	—	—	—	—	256.2
Impairments of real estate held for sale			3.0	—	13.6	—	8.6	36.5
Impairments of real estate joint ventures			—	—	0.3	—	—	1.7

Total adjustments			3.0	(0.9)	8.5	(287.4)	14.2	302.6

Adjusted EBITDA	$	$	$186.0	$183.4	$747.5	$372.6	$348.2	$775.4

RISK FACTORS

An investment in our shares involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our shares.

Risks Related to Our Properties and Our Business

Adverse global, national and regional economic, market and real estate conditions may adversely affect our performance.

Properties in our portfolio consist of community and neighborhood shopping centers. Our performance is, therefore, subject to risks associated with owning and operating these types of real estate assets, including: (1) changes in national, regional and local economic climates; (2) local conditions, including an oversupply of space in, or a reduction on demand for, properties similar to those in our portfolio; (3) the attractiveness of properties in our portfolio to tenants; (4) the financial stability of tenants, including the ability of tenants to pay rent; (5) competition from other available properties; (6) changes in market rental rates; (7) changes in demographics (including number of households and average household income) surrounding our properties; (8) the need to periodically fund the costs to repair, renovate and re-lease space; (9) changes in operating costs, including costs for maintenance, utilities, insurance and real estate taxes; (10) earthquakes, tornados, hurricanes and other natural disasters, civil unrest, terrorist acts or acts of war, which may result in uninsured or underinsured losses; (11) the fact that the expenses of owning and operating properties are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the properties; and (12) changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes.

Additionally, because properties in our portfolio consist of shopping centers, our performance is linked to general economic conditions in the market for retail space. The market for retail space has been and may continue to be adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retailing companies, the consolidation in the retail sector, the excess amount of retail space in certain markets and increasing consumer purchases via the internet. To the extent that any of these conditions worsen, they are likely to affect market rents and overall demand for retail space. In addition, we may face challenges in property management and maintenance or incur increased operating costs, such as real estate taxes, insurance and utilities, which may make properties unattractive to tenants. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and ability to meet our debt and other financial obligations.

We face considerable competition in the leasing market and may be unable to renew leases or re-lease space as leases expire. Consequently, we may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, which could adversely affect our financial condition and results of operations.

We compete with a number of other companies in providing leases to prospective tenants and in re-leasing space to current tenants upon expiration of their respective leases. If our tenants decide not to renew or extend their leases upon expiration, we may not be able to re-lease the space. Even if the tenants do renew or we can re-lease the space, the terms of renewal or re-leasing, including the cost of required renovations or concessions to tenants, may be less favorable or more costly than current lease terms or than expectations for the space. As of March 31, 2013, leases are scheduled to expire on a total of approximately 8% of leased GLA at our properties in our IPO Portfolio during the remainder of 2013 and on an additional 12% of leased GLA during 2014. We may be unable to promptly renew the leases or re-lease this space, or the rental rates upon renewal or re-leasing may be significantly lower than expected rates, which could adversely affect our financial condition and results of operations.

We face considerable competition for the tenancy of our lessees and the business of retail shoppers.

There are numerous shopping venues that compete with our properties in attracting retailers to lease space and shoppers to patronize their properties. In addition, tenants at our properties face continued competition from retailers at regional malls, outlet malls and other shopping centers, catalog companies and internet sales. In order to maintain our attractiveness to retailers and shoppers, we are required to reinvest in our properties in the form of tenant improvements. If we fail to reinvest in and redevelop our properties so as to maintain their attractiveness to retailers and shoppers, our revenue and profitability may suffer. If retailers or shoppers perceive that shopping at other venues, online or by phone is more convenient, cost-effective or otherwise more attractive, our revenues and profitability may also suffer.

Our performance depends on the collection of rent from the tenants at the properties in our portfolio, those tenants’ financial condition and the ability of those tenants to maintain their leases.

A substantial portion of our income is derived from rental income from real property. As a result, our performance depends on the collection of rent from tenants at the properties in our portfolio. Our income would be negatively affected if a significant number of the tenants at the properties in our portfolio or any major tenants, among other things: (1) decline to extend or renew leases upon expiration; (2) renew leases at lower rates; (3) fail to make rental payments when due; (4) experience a downturn in their business; or (5) become bankrupt or insolvent.

Any of these actions could result in the termination of the tenant’s lease and our loss of rental income. In addition, under certain lease agreements, lease terminations by an anchor tenant or a failure by that anchor tenant to occupy the premises could also result in lease terminations or reductions in rent by other tenants in such shopping centers. In these events, we cannot be certain that any tenant whose lease expires will renew or that we will be able to re-lease space on economically advantageous terms. The loss of rental revenues from a number of tenants and difficulty replacing such tenants, particularly in the case of a substantial tenant with leases in multiple locations, may adversely affect our profitability and our ability to meet debt and other financial obligations.

We may be unable to collect balances due from tenants that file for bankruptcy protection.

If a tenant or lease guarantor files for bankruptcy, we may not be able to collect all pre-bankruptcy amounts owed by that party. In addition, a tenant that files for bankruptcy protection may terminate its lease with us, in which event we would have a general unsecured claim against such tenant that would likely be worth less than the full amount owed to us for the remainder of the lease term, which could adversely affect our financial condition and results of operations.

Real estate property investments are illiquid, and it may not be possible to dispose of assets when appropriate or on favorable terms.

Real estate property investments generally cannot be disposed of quickly, and a return of capital and realization of gains, if any, from an investment generally occur upon the disposition or refinancing of the underlying property. Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of our properties, and we cannot predict the various market conditions affecting real estate investments that will exist at any particular time in the future. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our stockholders that we will have funds available to correct such defects or to make such improvements and, therefore, we may be unable to sell the property or may have to sell it at a reduced cost. As a result of these real estate market characteristics, we may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices or within any desired period of time. The ability to sell assets in our portfolio may also be restricted by certain covenants in our debt agreements and the credit agreement governing our Unsecured Credit Facility. As a result, we may be required to dispose of assets on less than favorable terms, if at all, and we may be unable to vary our portfolio in response to economic or other conditions, which could adversely affect our financial position.

Our expenses may remain constant or increase, even if income from our properties decreases, causing our financial condition and results of operations to be adversely affected.

Costs associated with our business, such as mortgage payments, real estate and personal property taxes, insurance, utilities and corporate expenses, are relatively inflexible and generally do not decrease, and may increase, when a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause our revenues to decrease. If we are unable to decrease our operating costs when our revenue declines, our financial condition, results of operations and ability to make distributions to our stockholders may be adversely affected. In addition, inflationary price increases could result in increased operating costs for us and our tenants and, to the extent we are unable to pass along those price increases or are unable to recover operating expenses from tenants, our operating expenses may increase, which could adversely affect our financial condition, results of operations and ability to make distributions to our stockholders. Conversely, deflation can result in a decline in general price levels caused by a decreased in the supply of money or credit. The predominant effects of deflation are high unemployment, credit contraction and weakened consumer demand.

Our cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of our debt financing.

We are generally subject to risks associated with debt financing. These risks include: (1) our cash flow may not be sufficient to satisfy required payments of principal and interest; (2) we may not be able to refinance existing indebtedness on our properties as necessary or the terms of the refinancing may be less favorable to us than the terms of existing debt; (3) required debt payments are not reduced if the economic performance of any property declines; (4) debt service obligations could reduce funds available for distribution to our stockholders and funds available for capital investment; (5) any default on our indebtedness could result in acceleration of those obligations and possible loss of property to foreclosure; and (6) the risk that necessary capital expenditures for purposes such as re-leasing space cannot be financed on favorable terms. If a property is mortgaged to secure payment of indebtedness and we cannot make the mortgage payments, we may have to surrender the property to the lender with a consequent loss of any prospective income and equity value from such property. Any of these risks could place strains on our cash flows, reduce our ability to grow and adversely affect our results of operations.

We utilize a significant amount of indebtedness in the operation of our business.

At March 31, 2013, as adjusted for completion of this offering and the IPO Property Transfers, we would have had approximately $         million aggregate principal amount of indebtedness outstanding. Our leverage could have important consequences to us. For example, it could (1) result in the acceleration of a significant amount of debt for non-compliance with the terms of such debt or, if such debt contains cross default or cross-acceleration provisions, other debt; (2) result in the loss of assets, including our shopping centers, due to foreclosure or sale on unfavorable terms, which could create taxable income without accompanying cash proceeds; (3) materially impair our ability to borrow unused amounts under existing financing arrangements or to obtain additional financing or refinancing on favorable terms or at all; (4) require us to dedicate a substantial portion of our cash flow to paying principal and interest on our indebtedness, reducing the cash flow available to fund our business, to pay dividends, including those necessary to maintain our REIT qualification, or to use for other purposes; (5) increase our vulnerability to an economic downturn; (6) limit our ability to withstand competitive pressures; or (7) reduce our flexibility to respond to changing business and economic conditions.

If any of the foregoing occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected, and the trading price of our common stock or other securities could decline significantly.

We may be unable to obtain financing through the debt and equity markets, which would have a material adverse effect on our growth strategy and our financial condition and results of operations.

We cannot assure you that we will be able to access the capital and credit markets to obtain additional debt or equity financing or that we will be able to obtain financing on terms favorable to us. Our inability to obtain financing could have negative effects on our business. Among other things, we could have great difficulty acquiring, re-developing or maintaining our properties, which would materially and adversely affect our business strategy and portfolio, and may result in our (1) liquidity being adversely affected; (2) inability to repay or refinance our indebtedness on or before its maturity; (3) making higher interest and principal payments or selling some of our assets on terms unfavorable to us to service our indebtedness; or (4) issuing additional capital stock, which could further dilute the ownership of our existing stockholders.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Unsecured Credit Facility bear interest at variable rates and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows will correspondingly decrease. Assuming all loans under our Unsecured Credit Facility were fully drawn, each quarter point change in interest rates would result in a $6.9 million change in annual interest expense on our indebtedness under our new Unsecured Credit Facility. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Upon completion of this offering, we anticipate that our pro forma mortgage debt outstanding will be approximately $         million, excluding the impact of unamortized premiums. If a property or group of properties is mortgaged to secure payment of debt and we are unable to meet mortgage payments, the holder of the mortgage or lender could foreclose on the property, resulting in a loss of our investment. Alternatively, if we decide to sell assets in the current market to raise funds to repay matured debt, it is possible that these properties will be disposed of at a loss. Also, certain of the mortgages contain customary negative covenants which, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property, to enter into new leases or materially modify existing leases with respect to the property.

Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

Our debt agreements contain financial and/or operating covenants, including, among other things, certain coverage ratios, as well as limitations on the ability to incur secured and unsecured debt. These covenants may limit our operational flexibility and acquisition and disposition activities. Moreover, if any of the covenants in these debt agreements are breached and not cured within the applicable cure period, we could be required to repay the debt immediately, even in the absence of a payment default. As a result, a default under applicable debt covenants could have an adverse effect on our financial condition or results of operations.

Current and future redevelopment or real estate property acquisitions may not yield expected returns.

We are involved in several redevelopment projects and may invest in additional redevelopment projects and property acquisitions in the future. Redevelopment and property acquisitions are subject to a number of risks, including: (1) abandonment of redevelopment or acquisition activities after expending resources to determine feasibility; (2) construction and/or lease-up delays; (3) cost overruns, including construction costs that exceed original estimates; (4) failure to achieve expected occupancy and/or rent levels within the projected time frame, if at all; (5) inability to operate successfully in new markets where new properties are located; (6) inability to successfully integrate new properties into existing operations; (7) difficulty obtaining financing on acceptable terms or paying operating expenses and debt service costs associated with redevelopment properties prior to sufficient occupancy; (8) delays or failures to obtain necessary zoning, occupancy, land use and other governmental permits; (9) exposure to fluctuations in the general economy due to the significant time lag between commencement and completion of redevelopment projects; and (10) changes in zoning and land use laws. If any of these events occur, overall project costs may significantly exceed initial cost estimates, which could result in reduced returns or losses from such investments. In addition, we may not have sufficient liquidity to fund such projects, and delays in the completion of a redevelopment project may provide various tenants the right to withdraw from a property.

An uninsured loss on properties or a loss that exceeds the limits of our insurance policies could result in a loss of our investment or related revenue in our portfolio.

We carry comprehensive liability, fire, extended coverage, rental loss and acts of terrorism insurance with policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses, such as from hurricanes, tornados, floods, terrorism, wars or earthquakes, which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. In addition, tenants generally are required to indemnify and hold us harmless from liabilities resulting from injury to persons or damage to personal or real property, on the premises, due to activities conducted by tenants or their agents on the properties (including without limitation any environmental contamination), and at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. However, tenants may not properly maintain their insurance policies or have the ability to pay the deductibles associated with such policies. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on our operating results and financial condition.

Environmental conditions that exist at some of our properties could result in significant unexpected costs.

We are subject to federal, state and local environmental regulations that apply generally to the ownership of real property and the operations conducted on real property. Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances or petroleum product releases at a property and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in our property or disposed of by us or our tenants, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not we knew of, or were responsible for, the presence of these hazardous or toxic substances. As is common with community and neighborhood shopping centers, many of our properties had or have on-site dry cleaners and/or on-site gasoline retailing facilities. These operations could potentially result in environmental contamination at the properties. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such property or to borrow using such property as collateral.

We are aware that soil and groundwater contamination exists at some of our properties. The primary contaminants of concern at these properties include perchloroethylene and trichloroethylene (associated with the operations of on-site dry cleaners) and petroleum hydrocarbons (associated with the operations of on-site gasoline retailing facilities). There may also be asbestos-containing materials at some of our properties. While we do not expect the environmental conditions at our properties, considered as a whole, to have a material adverse effect on us, there can be no assurance that this will be the case. Further, no assurance can be given that any environmental studies performed have identified or will identify all material environmental conditions that may exist with respect to any of the properties in our portfolio.

Further information relating to recognition of remediation obligation in accordance with GAAP is provided in the consolidated financial statements and notes thereto included in this prospectus.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make expenditures that adversely affect our cash flows.

All of the properties in our portfolio are required to comply with the Americans with Disabilities Act (“ADA”). The ADA has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the United States government or an award of damages to private litigants, or both. Although we believe the properties in our portfolio substantially comply with present requirements of the ADA, we have not conducted an audit or investigation of all of our properties to determine our compliance. While the tenants to whom our properties are leased are obligated by law to comply with the ADA provisions, and typically under tenant leases are obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of these tenants to cover costs could be adversely affected. As a result, we could be required to expend funds to comply with the provisions of the ADA, which could adversely affect our results of operations and financial condition. In addition, we are required to operate the properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the properties. We may be required to make substantial capital expenditures to comply with, and we may be restricted in our ability to renovate the properties subject to, those requirements. The resulting expenditures and restrictions could have a material adverse effect on our ability to meet our financial obligations.

We have experienced losses in the past, and we may experience similar losses in the future.

For each of the year ended December 31, 2010, the period from January 1, 2011 through June 27, 2011, the year ended December 31, 2012 and the three months ended March 31, 2013, we experienced net losses. Our losses are primarily attributable to non-cash items, such as depreciation, amortization and impairments. Please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus for a discussion of our operational history and the factors accounting for such losses. We cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

Our real estate assets may be subject to impairment charges.

On a periodic basis, we assess whether there are any indicators that the value of our real estate assets and other investments may be impaired. A property’s value is considered to be impaired only if the estimated aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. In our estimate of cash flows, we consider factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. If we are evaluating the potential sale of an asset or development alternatives, the undiscounted future cash flows considers the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our real estate assets and other investments. These assessments may have a direct impact on our earnings because recording an impairment charge results in an immediate negative adjustment to earnings. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets. Any future impairment could have a material adverse effect on our results of operations in the period in which the charge is taken.

We face risks relating to cybersecurity attacks that could cause loss of confidential information and other business disruptions.

We rely extensively on computer systems to process transactions and manage our business, and our business is at risk from and may be impacted by cybersecurity attacks. These could include attempts to gain unauthorized access to our data and computer systems. Attacks can be both individual and/or highly organized attempts organized by very sophisticated hacking organizations. We employ a number of measures to prevent, detect and mitigate these threats, which include password protection, frequent password change events, firewall detection systems, frequent backups, a redundant data system for core applications and annual penetration testing; however, there is no guarantee such efforts will be successful in preventing a cyber attack. A cybersecurity attack could compromise the confidential information of our employees, tenants and vendors. A successful attack could disrupt and affect the business operations.

We are highly dependent upon senior management, and failure to attract and retain key members of senior management could have a material adverse effect on us.

We are highly dependent on the performance and continued efforts of the senior management team. Our future success is dependent on our ability to continue to attract and retain qualified executive officers and senior management. Any inability to manage our operations effectively could have a material adverse effect on our business, financial condition, results of operations, cash flow, capital resources and liquidity.

We face competition in pursuing acquisition opportunities that could increase our costs.

We continue to evaluate the market for available properties and may acquire properties when we believe strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully operate or re-develop them is subject to a number of risks. We may be unable to acquire a desired property because of competition from other real estate investors with substantial capital, including from other REITs and institutional investment funds. Even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price.

Risks Related to Our Organization and Structure

We are controlled by our Sponsor.

Immediately following this offering, affiliates of our Sponsor will beneficially own shares of our common stock and non-economic shares providing them with an aggregate     % of the total voting power of Brixmor Property Group Inc., or     % if the underwriters exercise in full their option to purchase additional shares. See “Description of Stock—Common Stock and Non-Economic Shares.” Moreover, under our bylaws and the stockholders’ agreement with our Sponsor and its affiliates, while our pre-IPO owners and their affiliates retain significant ownership of us, we will agree to nominate to our board individuals designated by our Sponsor, whom we refer to as the “Sponsor Directors.” Even when the Sponsor and its affiliates cease to own shares of our stock representing a majority of the total voting power, the Sponsor will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, until such time, the Sponsor will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

We have agreed with our Sponsor that we will not undertake transactions that would result in our having to designate any portion of a dividend paid by us as a capital gain dividend until at least one year has passed since both our Sponsor has exchanged its BPG Subsidiary Shares and OP Units for shares of our common stock and its ownership of the total Outstanding Brixmor Interests falls below 25%. This restriction could limit our ability to enter into transactions, including certain sales of assets, at a time, or on terms, that would have been favorable to us absent such restriction.

Upon the listing of our shares on the NYSE, we will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, affiliates of Blackstone will continue to control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is comprised of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is comprised entirely of independent directors; and

•	we have a nominating and corporate governance committee that is comprised entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, a majority of the directors on our board will not be independent. In addition, the Compensation Committee and the Nominating and Corporate Governance Committee of our board of directors will not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We will assume existing liabilities of the Acquired Properties acquired in conjunction with the IPO Property Transfers.

As part of the IPO Property Transfers, we will assume existing liabilities of the Acquired Properties and of the legal entities that own these properties. Although we currently manage these properties for our Sponsor and are generally aware of their liabilities, as well as the insurance in place to address such risks, our recourse against our Sponsor will be limited by the terms of the agreements entered into with our Sponsor in connection with the IPO Property Transfers. Because many liabilities, including tax liabilities, may not be identified within such period, we may have no recourse against our Sponsor for our assumed liabilities. In addition, such indemnification is capped and may not be sufficient to cover all liabilities assumed. Moreover, we may choose not to enforce, or to enforce less vigorously, our rights under these indemnification agreements due to our ongoing relationship with our Sponsor. We are not entitled to indemnification from any other sources in connection with the IPO Property Transfers.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of our company.

In addition to the significant influence over us that may be exerted by our pre-IPO owners and the ownership limitations in our charter, certain provisions of the Maryland General Corporation Law (the “MGCL”) may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock. These provisions include:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our stock or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose certain supermajority stockholder approval requirements and appraisal rights on these combinations; and

•

“control share” provisions that provide that holders of “control shares” (defined as shares that, when aggregated with all other shares that the stockholder is entitled to vote, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to their control shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted under the statutes, our board of directors has adopted a resolution exempting any transaction between us and any other person from the “business combination” provisions, and our bylaws contain a provision exempting any acquisition of our stock by any person from the “control share” provisions. For so long as our pre-IPO owners and their affiliates together continue to beneficially own at least 5% of the total Outstanding Brixmor Interests, our board of directors may not amend or revoke these exemptions without the consent of our Sponsor.

The MGCL also permits our board of directors, notwithstanding any contrary provision of our charter or bylaws and without a stockholder vote, to elect to be subject to any or all of five provisions of the MGCL, which provide for:

•	a classified board of directors;

•	a two-thirds vote of outstanding shares to remove a director;

•	a requirement that only our board of directors may fix the number of directors;

•	a requirement that a vacancy on our board of directors may be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•

a requirement that a special meeting of stockholders must be called upon stockholder request only if requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting.

Our charter provides that, as soon as we become eligible (which we expect will be upon the completion of this offering), we will be subject to the elective provision of the MGCL that requires that vacancies on our board of directors be filled only by the remaining directors. Our board of directors may, by resolution, authorize us to elect to be subject to any or all of the other foregoing elective provisions, including the provision that would classify our board of directors, without stockholder approval, which may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders. However, so long as our pre-IPO owners and their affiliates together continue to beneficially own at least 5% of the total Outstanding Brixmor Interests, our board may not authorize us to elect to be subject to any of these other elective provisions without the consent of our Sponsor.

Our board of directors may approve the issuance of stock, including preferred stock, with terms that may discourage a third party from acquiring us.

Our charter permits our board of directors to authorize the issuance of stock in one or more classes or series. Our board of directors may also classify or reclassify any unissued stock and establish the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of any such stock, which rights may be superior to those of our common stock. Thus, our board of directors could authorize the issuance of shares of a class or series of stock with terms and conditions which could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our outstanding common stock might receive a premium for their shares over the then current market price of our common stock. See “Description of Stock—Power to Reclassify and Issue Stock.”

Certain provisions in the organizational documents of BPG Subsidiary and the partnership agreement for our Operating Partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the organizational documents of BPG Subsidiary and the partnership agreement for our Operating Partnership may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption or exchange rights of qualifying parties;

•	transfer restrictions on the BPG Subsidiary Shares held by Brixmor Property Group Inc. and OP Units held directly or indirectly by Brixmor Property Group Inc. or BPG Subsidiary;

•

our inability in some cases to amend the charter documents of BPG Subsidiary or the partnership agreement of our Operating Partnership without the consent of the holders of the Outstanding BPG Subsidiary Shares or the Outstanding OP Units;

•	the right of the holders of the Outstanding BPG Subsidiary Shares or the Outstanding OP Units to consent to mergers involving us under specified circumstances; and

•	the right of our pre-IPO owners to consent to transfers of the general partnership interest.

Any potential change of control transaction may be further limited as a result of provisions of the partnership unit designation for the OP Units, which require us to preserve the rights of OP Unit holders and may restrict us from amending the partnership agreement of our Operating Partnership in a manner that would have an adverse effect on the rights of our Sponsor or other OP Unit holders. In addition, the charter and bylaws of BPG Subsidiary require us to preserve the rights of the holders of BPG Subsidiary Shares and these provisions may prevent us from amending the charter or bylaws for BPG Subsidiary in a manner that would have an adverse effect on the rights of the holders of BPG Subsidiary Shares.

Our bylaws may only be amended by our board of directors, which could limit your control of certain aspects of our corporate governance.

Our charter provides that our board of directors has the sole power to amend our bylaws, provided that, so long as the stockholders’ agreement remains in effect, certain amendments to our bylaws require the consent of our Sponsor. Thus, our board may amend the Bylaws in a way that may be detrimental to your interests.

Our board of directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. Our charter also provides that our board of directors may revoke or otherwise terminate our REIT election without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies or the termination of our REIT election could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law and our charter, our directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our charter authorizes us and our bylaws require us to indemnify each of our directors or officers who is or is threatened to be made a party to or witness in a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Maryland law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions that are not in our best interests.

Our Sponsor may compete with us, and our charter contains a provision that expressly permits our non-employee directors to compete with us.

Our Sponsor may compete with us for investments in properties and for tenants. There is no assurance that any conflicts of interest created by such competition will be resolved in our favor. Moreover, Blackstone is in the business of making investments in companies and acquires and holds interests in businesses that compete directly or indirectly with us. Our charter will provide that, to the maximum extent permitted from time to time by Maryland law, we renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered to such person in his or her capacity as a director, and none of our Sponsor or any of its affiliates, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our affiliates engage or propose to engage or to refrain from otherwise competing with us or our affiliates. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our charter provides that, to the maximum extent permitted from time to time by Maryland law, each of our non-employee directors (including those designated by our Sponsor) may:

•

acquire, hold and dispose of shares of our stock, the BPG Subsidiary Shares or OP Units for his or her own account or for the account of others, and exercise all of the rights of a stockholder of Brixmor Property Group Inc. or BGP Subsidiary, or a limited partner of our Operating Partnership, to the same extent and in the same manner as if he or she were not our director; and

•

in his or her personal capacity or in his or her capacity as a director, officer, trustee, stockholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage in business activities that are similar to ours or compete with us, that involve a business opportunity that we could seize and develop or that include the acquisition, syndication, holding, management, development, operation or disposition of interests in mortgages, real property or persons engaged in the real estate business.

Our charter also provides that, to the maximum extent permitted from time to time by Maryland law, in the event that our Sponsor or any non-employee director acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and may take any such opportunity for itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. These provisions may limit our ability to pursue business or investment opportunities that we might otherwise have had the opportunity to pursue, which could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Conflicts of interest could arise in the future between the interests of our stockholders and the interests of holders of OP Units.

After the consummation of this offering, because we control the general partner of our Operating Partnership, we will have fiduciary duties to the other limited partners in the operating partnership, the discharge of which may conflict with the interests of our stockholders. The limited partners of our Operating Partnership have agreed that, in the event of a conflict between the duties owed by our directors to us and, in our capacity as the controlling stockholder of the sole member of the general partner of our Operating Partnership, the fiduciary duties owed by the general partner of our Operating Partnership to such limited partners, we are under no obligation to give priority to the interests of such limited partners. However, those persons holding OP Units will have the right to vote on certain amendments to the operating partnership agreement (which require approval by a majority in interest of the limited partners, including BPG Subsidiary) and individually to approve certain amendments that would adversely affect their rights. These voting rights may be exercised in a manner that conflicts with the interests of our stockholders. For example, we are unable to modify the rights of limited partners to receive distributions as set forth in the operating partnership agreement in a manner that adversely affects their rights without their consent, even though such modification might be in the best interest of our stockholders.

We will be required to disclose in our periodic reports filed with the Securities and Exchange Commission specified activities engaged in by our “affiliates.”

In August 2012, Congress enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”), which expands the scope of U.S. sanctions against Iran. More specifically, Section 219 of the ITRSHRA amended the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to require companies subject to Securities and Exchange Commission (“SEC”) reporting obligations under Section 13 of the Exchange Act to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain Office of Foreign Assets Control sanctions engaged in by the reporting company or any of its affiliates during the period covered by the relevant periodic report. In some cases, ITRSHRA requires companies to disclose these types of transactions even if they would otherwise be permissible under U.S. law. These companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic report, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation, to determine whether sanctions should be imposed. Under ITRSHRA, we would be required to report if we or any of our “affiliates” knowingly engaged in certain specified activities during the period covered by the report. Because the SEC defines the term “affiliate” broadly, it includes any entity controlled by us as well as any person or entity that controls us or is under common control with us. Because we may be deemed to be a controlled affiliate of our Sponsor, affiliates of our Sponsor may also be considered our affiliates. Disclosure of such activity, even if such activity is not subject to sanctions under applicable law, and any sanctions actually imposed on us or our affiliates as a result of these activities, could harm our reputation and have a negative impact on our business.

Risks Related to our REIT Status and Certain Other Tax Items

If we do not maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.

We expect to continue to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, we could fail to meet various compliance requirements, which could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•

we would be taxed as a regular domestic corporation, which under current laws, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate income tax rates;

•	any resulting tax liability could be substantial and could have a material adverse effect on our book value;

•

unless we were entitled to relief under applicable statutory provisions, we would be required to pay taxes, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT and for which we had taxable income; and

•	we generally would not be eligible to requalify as a REIT for the subsequent four full taxable years.

REITs, in certain circumstances, may incur tax liabilities that would reduce our cash available for distribution to you.

Even if we qualify and maintain our status as a REIT, we may become subject to U.S. federal income taxes and related state and local taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% tax. We may not make sufficient distributions to avoid excise taxes applicable to REITs. Similarly, if we were to fail an income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect) we would be subject to tax on the income that does not meet the income test requirements. We also may decide to retain net capital gain we earn from the sale or other disposition of our investments and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also may be subject to state and local taxes on our income or property, including franchise, payroll, mortgage recording and transfer taxes, either directly or at the level of the other companies through which we indirectly own our assets, such as our TRSs, which are subject to full U.S. federal, state, local and foreign corporate-level income taxes. Any taxes we pay directly or indirectly will reduce our cash available for distribution to you.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities and limit our expansion opportunities.

In order to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the nature of our investments in commercial real estate and related assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

In order to qualify as a REIT, we must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investments in securities cannot include more than 10% of the outstanding voting securities of any one issuer or 10% of the total value of the outstanding securities of any one issuer unless we and such issuer jointly elect for such issuer to be treated as a “taxable REIT subsidiary” under the Code. The total value of all of our investments in taxable REIT subsidiaries cannot exceed 25% of the value of our total assets. In addition, no more than 5% of the value of our assets can consist of the securities of any one issuer other than a taxable REIT subsidiary. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets, if not clearly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests that we must satisfy in order to maintain our qualification as a REIT. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “Material United States Federal Income Tax Considerations—Income Tests.” As a result of these rules, we intend to limit our use of advantageous hedging techniques or implement those hedges through a domestic TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

From time to time, our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we may be unable to distribute substantially all of our taxable income as required by the REIT provisions of the Code. Thus, we could be required to borrow funds, sell a portion of our assets at disadvantageous prices or find another alternative. These options could increase our costs or reduce our equity.

Our charter does not permit any person to own more than 9.8% of our outstanding common stock or of our outstanding stock of all classes or series, and attempts to acquire our common stock or our stock of all other classes or series in excess of these 9.8% limits would not be effective without an exemption from these limits by our board of directors.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. For the purpose of preserving our qualification as a REIT for federal income tax purposes, among other purposes, our charter prohibits beneficial or constructive ownership by any person of more than a certain percentage, currently 9.8%, in value or by number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of the outstanding shares of our stock, which we refer to as the “ownership limit.” The constructive ownership rules under the Code and our charter are complex and may cause shares of the outstanding common stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.8% of our outstanding common stock or our stock by a person could cause a person to own constructively in excess of 9.8% of our outstanding common stock or our stock, respectively, and thus violate the ownership limit. There can be no assurance that our board of directors, as permitted in the charter, will not decrease this ownership limit in the future. Any attempt to own or transfer shares of our common stock in excess of the ownership limit without the consent of our board of directors will result either in the shares in excess of the limit being transferred by operation of the charter to a charitable trust, and the person who attempted to acquire such excess shares will not have any rights in such excess shares, or in the transfer being void.

The ownership limit may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status). The exemptions to the ownership limit granted to date may limit our board of directors’ power to increase the ownership limit or grant further exemptions in the future.

We may choose to make distributions in our own stock, in which case you may be required to pay income taxes without receiving any cash dividends.

In connection with our qualification as a REIT, we are required to annually distribute to our stockholders at least 90% of our REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order to satisfy this requirement, we may make distributions that are payable in cash and/or shares of our common stock (which could account for up to 90% of the aggregate amount of such distributions) at the election of each stockholder. Taxable stockholders receiving such distributions will be required to include the full amount of such distributions as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, U.S. stockholders may be required to pay income taxes with respect to such distributions in excess of the cash portion of the distribution received. Accordingly, U.S. holders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a U.S. stockholder sells the stock that it receives as part of the distribution in order to pay this tax, the sales proceeds may be less than the amount it must include in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. holders, we may be required to withhold U.S. tax with respect to such distribution, including in respect of all or a portion of such distribution that is payable in stock, by withholding or disposing of part of the shares included in such distribution and using the proceeds of such disposition to satisfy the withholding tax imposed. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividend income, such sale may put downward pressure on the market price of our common stock.

Various tax aspects of such a taxable cash/stock distribution are uncertain and have not yet been addressed by the Internal Revenue Service (“IRS”). No assurance can be given that the IRS will not impose requirements in the future with respect to taxable cash/stock distributions, including on a retroactive basis, or assert that the requirements for such taxable cash/stock distributions have not been met.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders has been reduced by legislation to 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

We will be dependent on external sources of capital to finance our growth.

As with other REITs, but unlike corporations generally, our ability to finance our growth must largely be funded by external sources of capital because we generally will have to distribute to our stockholders 90% of our taxable income in order to qualify as a REIT, including taxable income where we do not receive corresponding cash. Our access to external capital will depend upon a number of factors, including general market conditions, the market’s perception of our growth potential, our current and potential future earnings, cash distributions and the market price of our common stock.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our common stock.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your tax advisor with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the approval of our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Our ownership of and relationship with any TRS will be restricted, and a failure to comply with the restrictions would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. The value of our interests in and thus the amount of assets held in a TRS may also be restricted by our need to qualify for an exclusion from regulation as an investment company under the Investment Company Act. A TRS will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Any TRS we own, as a domestic TRS, will pay federal, state and local income tax on its taxable income, and its after-tax net income is available for distribution to us but is not required to be distributed to us. The aggregate value of the TRS stock and securities owned by us cannot exceed 25% of the value of our total assets (including the TRS stock and securities). Although we plan to monitor our investments in TRSs, there can be no assurance that we will be able to comply with the 25% limitation discussed above or to avoid application of the 100% excise tax discussed above.

Risks Related to this Offering and Ownership of Our Common Stock

The cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we assure you of our ability to make distributions in the future. We may use borrowed funds to make distributions.

Our expected annual distributions for the 12 months following the consummation of this offering of $         per share are expected to be approximately     % of estimated cash available for distribution (or     % of estimated cash available for distribution if the underwriters exercise their option to purchase additional shares in full). We expect that our initial estimated annual distributions will not exceed cash available from operations. If cash available for distribution generated by our assets for such twelve month period is less than our estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. See “Distribution Policy.” All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock. See “Material United States Federal Income Tax Considerations—Taxation of United States Holders of Our Common Stock—Distributions Generally.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

No public market for our shares currently exists, an active trading market for our shares may not develop and the market price of our shares may decline substantially and quickly.

Prior to this offering, there has been no public market for our shares. Although we intend to apply to list our shares on the NYSE, we cannot predict the extent to which a trading market will develop or how liquid that market might become. The estimated initial public offering price for our shares was determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire additional properties or other businesses by using our shares as consideration, which in turn could materially adversely affect our business. In addition, the stock market in general, and the NYSE and REITs in particular, have recently experienced extreme price and volume fluctuations. These broad market and industry factors may decrease the market price of our shares, regardless of our actual operating performance. For these reasons, among others, the market price of the shares you purchase in this offering may decline substantially and quickly.

Our share price may decline due to the large number of our shares eligible for future sale.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of              shares of our common stock outstanding, or              shares of our common stock assuming the underwriters exercise in full their option to purchase additional shares of our common stock. All of the              shares of our common stock sold in this offering, or              shares of our common stock assuming the

underwriters exercise in full their option to purchase additional shares of our common stock, will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), by persons other than our “affiliates.” See “Shares Eligible for Future Sale.”

The remaining shares of our common stock outstanding will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Our pre-IPO owners will own all of the              remaining outstanding shares of our common stock that will be outstanding immediately following this offering and have advised us that they intend to sell these shares over time. As a result of the registration rights agreement that we will enter into with our pre-IPO owners, however, all of these shares of our common stock will, subject to applicable lock-up arrangements, be eligible for future sale. From and after the first anniversary of the date of the closing of this offering, the BPG Subsidiary Shares held by our pre-IPO owners will be exchangeable at the option of the holder for an equivalent number of shares of our common stock or, at our option, cash based upon the value of an equivalent number of shares of our common stock, subject to the ownership limit and other restrictions on ownership and transfer set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” In addition, from and after the first anniversary of the date of the closing of this offering, limited partners of our Operating Partnership will have the right to require our Operating Partnership to redeem part or all of their OP Units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, exchange them for an equivalent number of shares of our common stock, subject to the ownership limit and other restrictions on ownership and transfer set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” Notwithstanding the foregoing, our Sponsor and Centerbridge are generally permitted to exchange BPG Subsidiary Shares and redeem their OP Units at any time. Any shares we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a registration rights agreement that will require us to register under the Securities Act these shares. See “Shares Eligible For Future Sale—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2013 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              shares of our common stock.

Our charter provides that we may issue up to 3,000,000,000 shares of common stock and 300,000,000 shares of preferred stock, 150 of which are designated as Series A Redeemable Preferred Stock, $0.01 par value per share (“Existing Preferred Stock”) (all of which we intend to redeem shortly after the completion of this offering). Moreover, under Maryland law and our charter our board of directors has the power to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. See “Description of Stock.” Similarly, the agreement of limited partnership of our Operating Partnership authorizes us to issue an unlimited number of additional OP Units of our Operating Partnership, which may be exchangeable for shares of our common stock. In addition, the charter of BPG Subsidiary authorizes BPG Subsidiary to issue 200,000 BPG Subsidiary Shares, which may be exchangeable for shares of our common stock, or, at our option, cash based on the value of an equivalent number of shares of our common stock, and 1,000 shares of preferred stock.

The market price of our common stock could be adversely affected by market conditions and by our actual and expected future earnings and level of cash dividends.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares without regard to our operating performance. For example, the trading prices of equity securities issued by REITs have historically been affected by changes in market interest rates. One of the factors that may influence the market price of our common stock is the annual yield from distributions on our common stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of shares of our common stock to demand a higher distribution rate or seek alternative investments. As a result, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase. In addition, our operating results could be below the expectations of public market analysts and investors, and in response the market price of our shares could decrease significantly. The market value of the equity securities of a REIT is also based upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock and, in such instances, you may be unable to resell your shares at or above the initial public offering price.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

We have obtained the information under “Summary—Industry Overview” and “Industry Overview” from the market study prepared for us by Rosen Consulting Group (“RCG”), a nationally recognized real estate consulting firm, and such information is included in this prospectus in reliance on RCG’s authority as an expert in such matters. See “Experts.” In addition, this prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

ORGANIZATIONAL STRUCTURE

IPO Property Transfers

In connection with this offering, we will acquire interests in 43 properties (the “Acquired Properties”) from our Sponsor in exchange for OP Units having a value equivalent to the value of these interests. The precise number of OP Units to be issued in connection with our acquisition of the Acquired Properties will be determined at the time that the initial public offering price per share in this offering is determined. Based on an assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), we would issue to our Sponsor              OP Units in exchange for its interests in the Acquired Properties. A $1.00 increase in the assumed initial public offering price of $         per share would increase the number of OP Units we would issue to our Sponsor to             , and a $1.00 decrease in the assumed initial public offering price of $         per share would decrease the number of OP Units we would issue to our Sponsor to             .

Also in connection with this offering, we will distribute to our pre-IPO owners interests in 47 properties that we have historically held in our portfolio (the “Non-Core Properties”). Certain of the Non-Core Properties are subject to transfer restrictions under the indentures governing unsecured notes issued by our subsidiary, Brixmor LLC, until January 15, 2014. Accordingly, we intend to effect the distribution of the Non-Core Properties to our pre-IPO owners in two steps. First, at the time of this offering we will issue to our pre-IPO owners a separate series of interest in our Operating Partnership that allocates to them all of the economic consequences of ownership of the Non-Core Properties. This separate series of interest in our Operating Partnership will be redeemable by us at any time by transferring to the holders of such series the underlying Non-Core Properties. Second, following the expiration of the applicable transfer restrictions on January 15, 2014, we intend to transfer to our pre-IPO owners the Non-Core Properties in redemption of the separate series of interest in our Operating Partnership relating to these properties. Following this offering and the IPO Property Transfers, we will continue to manage the Non-Core Properties for which we expect to receive customary management, leasing and other fees.

We refer to the above-described contributions and distributions as the “IPO Property Transfers.” For additional information, see “Unaudited Pro Forma Financial Information—IPO Property Transfers.”

Our Organizational Structure

All of our assets are held, and our operations conducted, by our Operating Partnership. We own and control our Operating Partnership indirectly through our ownership in BPG Subsidiary. Brixmor OP GP LLC, a wholly-owned subsidiary of BPG Subsidiary, serves as the sole general partner of our Operating Partnership.

In addition to owning shares of our common stock, our Pre-IPO owners also own Outstanding BPG Subsidiary Shares and, following the IPO Property Transfers, Outstanding OP Units. We have entered into an exchange agreement with the holders of the Outstanding BPG Subsidiary Shares so that these holders may, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement), exchange their BPG Subsidiary Shares for shares of our common stock on a one-for-one basis subject to customary conversion rate adjustments for splits, share dividends and reclassifications, or, at our election, for cash. In addition, holders of Outstanding OP Units may, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the partnership agreement of our Operating Partnership), redeem their OP Units for cash or, at our election, exchange their OP Units for shares of our common stock on a one-for-one basis subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. Notwithstanding the foregoing, our Sponsor and Centerbridge are generally permitted to exchange BPG Subsidiary Shares and redeem their OP Units at any time.

We refer to shares of our common stock, the BPG Subsidiary Shares and the OP Units, collectively, as “Brixmor Interests.” We use the term “Outstanding BPG Subsidiary Shares” to refer to the BPG Subsidiary

Shares held by persons other than Brixmor Property Group Inc. and the term “Outstanding OP Units” to refer to the OP Units not held by BPG Subsidiary or its wholly-owned subsidiary, respectively. We use the term “Outstanding Brixmor Interests” to refer, collectively, to the outstanding shares of our common stock, the Outstanding BPG Subsidiary Shares and the Outstanding OP Units.

After this offering, each holder of an Outstanding BPG Subsidiary Share or Outstanding OP Unit will also hold one non-economic share of Brixmor Property Group Inc. that will afford such holder voting power with respect to Brixmor Property Inc. commensurate with such holder’s equity ownership in BPG Subsidiary and our Operating Partnership and permit such holder to vote on matters presented to the common stockholders of Brixmor Property Group Inc. on an “as exchanged” basis. More specifically, non-economic shares entitle the holder thereof, without regard to the number of non-economic shares held, to cast a number of votes on matters presented to the common stockholders of Brixmor Property Group Inc. that is equal to the aggregate number of BPG Subsidiary Shares and OP Units held by such holder, subject to customary adjustments for stock splits, stock dividends and reclassifications. Holders of non-economic shares are not entitled to dividends or other distributions, including upon the liquidation, dissolution or winding up of Brixmor Property Group Inc. See “Description of Stock—Common Stock and Non-Economic Shares.”

Brixmor Property Group Inc. owns a majority of BPG Subsidiary Shares outstanding. Accordingly, through its power to elect all of BPG Subsidiary’s directors, Brixmor Property Group Inc. operates and controls all of the business and affairs of BPG Subsidiary and consolidates the financial results of BPG Subsidiary and its consolidated subsidiaries, including our Operating Partnership. The ownership interest of the minority stockholders of BPG Subsidiary is reflected as a non-controlling interest in Brixmor Property Group Inc.’s consolidated financial statements.

After completion of this offering and the IPO Property Transfers, BPG Subsidiary will own a majority of the OP Units of our Operating Partnership outstanding, and its wholly-owned subsidiary, Brixmor OP GP LLC, will serve as the sole general partner of our Operating Partnership. Accordingly, BPG Subsidiary will operate and control all of the business and affairs of our Operating Partnership and consolidate the financial results of our Operating Partnership and its consolidated subsidiaries. The ownership interest of the holders of OP Units to be held by our pre-IPO owners will also be reflected as a non-controlling interest in Brixmor Property Group Inc.’s consolidated financial statements.

As of March 31, 2013, Brixmor Property Group Inc. had outstanding 125 shares of Existing Preferred Stock held by 125 holders, having a liquidation preference of $10,000 per share. For a description of the Existing Preferred Stock, see “Description of Stock—Preferred Stock.” We intend to redeem for cash all outstanding shares of our Existing Preferred Stock shortly after the completion of this offering.

As of March 31, 2013, BPG Subsidiary Inc. had outstanding 125 shares of Series A Redeemable Preferred Stock, par value $0.01 per share, held by 125 holders, having a liquidation preference of $10,000 per share. The outstanding preferred stock of BPG Subsidiary Inc. will remain outstanding after this offering.

The following diagram depicts our organizational structure and equity ownership immediately following this offering. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.

(1)	Holders of Outstanding BPG Subsidiary Shares and Outstanding OP Units will hold non-economic shares of Brixmor Property Group Inc. Non-economic shares entitle a holder thereof, without regard to the number of non-economic shares held, to cast a number of votes on matters presented to the common stockholders of Brixmor Property Group Inc. that is equal to the aggregate number of BPG Subsidiary Shares and OP Units held by such holder, subject to customary adjustments for stock splits, stock dividends and reclassifications. See “Description of Stock—Common Stock and Non-Economic Shares.”
(2)	BPG Subsidiary owns a portion of its interest in our Operating Partnership through Brixmor OP GP LLC, a wholly-owned subsidiary of BPG Subsidiary that serves as the sole general partner of our Operating Partnership.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting estimated underwriting discounts and estimated offering expenses payable by us, will be approximately $        , or approximately $         if the underwriters exercise in full their option to purchase additional shares from us, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) net proceeds to us from this offering by approximately $        , assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same.

Brixmor Property Group Inc. will contribute the net proceeds of this offering to BPG Subsidiary in exchange for a number of BPG Subsidiary Shares that is equal to the number of shares that we issue to investors in this offering. BPG Subsidiary will in turn contribute this amount to our Operating Partnership in exchange for a number of OP Units that is equal to the number of BPG Subsidiary Shares that BPG Subsidiary so issues to Brixmor Property Group Inc.

Our Operating Partnership will primarily use the net proceeds from this offering to repay $         of outstanding borrowings under the revolving portion of the Unsecured Credit Facility, which will mature in 2017. Borrowings under the revolving facility currently bear interest at LIBOR plus     %. The borrowings under the revolving credit facility to be repaid with proceeds from this offering will have been used to repay indebtedness of our Operating Partnership and its subsidiaries and for general corporate purposes. See “Description of Indebtedness.” Affiliates of each of the representatives of the underwriters are lenders under our Unsecured Credit Facility, which we intend to repay in part with the net proceeds of this offering. We will also use approximately $         of net offering proceeds as described in note (G) under “Unaudited Pro Forma Financial Information.”

DISTRIBUTION POLICY

We intend to continue to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains.

We intend to make a pro rata distribution with respect to the quarter during which this offering occurs, based on a distribution rate of $         per share of our common stock for a full quarter. On an annualized basis, this would be $         per share of our common stock, or an annualized distribution rate of approximately     % based on the midpoint of the price range set forth on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the 12 months ending March 31, 2014. We do not intend to reduce the annualized distribution per share of our common stock if the underwriters exercise their option to purchase additional shares. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending March 31, 2014, which we have calculated based on adjustments to our pro forma net income for the 12 months ended March 31, 2013. This estimate was based on our pro forma operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures that we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the 12 months ending March 31, 2014, we have made certain assumptions reflected in the table and footnotes below, including that there will be no terminations of existing leases in our portfolio after March 31, 2013 (other than scheduled lease expirations) or lease renewals or new leases (other than month-to-month leases) after March 31, 2013 unless a new or renewal lease has been entered into prior to the date of this prospectus.

Our estimate of cash available for distribution does not reflect the effect of any changes in our working capital after March 31, 2013, other than the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into prior to the date of this prospectus. It also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than estimated capital expenditures, or the amount of cash estimated to be used for financing activities, other than scheduled mortgage loan principal repayments on mortgage indebtedness that will be outstanding upon consummation of this offering. Although we have included all material investing and financing activities that we have commitments to undertake as of March 31, 2013, we may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or liquidity. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for calculating cash available for distribution.

Notwithstanding the estimate set forth below, our future distributions will be at the sole discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (1) the amount of cash generated from our operating activities, (2) our expectations of future cash flows, (3) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions of new properties, (4) the timing of significant redevelopment and re-leasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, (5) our ability to continue to access additional sources of capital, (6) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay, (7) any limitations on our distributions contained in our credit or other agreements, including, without limitation, in our Unsecured Credit Facility, and (8) the sufficiency of legally-available assets.

If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors reviews the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

Because Brixmor Property Group Inc. is a holding company and has no material assets other than its ownership of the BPG Subsidiary Shares and no material operations other than those conducted by BPG Subsidiary, we will fund any distributions from legally-available assets authorized by our board of directors in three steps:

•

first, our Operating Partnership will make distributions to those of its partners which are holders of OP Units, including BPG Subsidiary. If our Operating Partnership makes such distributions, then in addition to BPG Subsidiary and its wholly-owned subsidiary, the other partners of our Operating Partnership will also be entitled to receive equivalent distributions pro rata based on their partnership interests in our Operating Partnership;

•

second, BPG Subsidiary will distribute to Brixmor Property Group Inc. its share of such distributions. If BPG Subsidiary makes such distributions, then in addition to Brixmor Property Group Inc., the other stockholders of BPG Subsidiary will also be entitled to receive equivalent distributions pro rata based on their interests in BPG Subsidiary; and

•	third, Brixmor Property Group Inc. will distribute the amount authorized by its board of directors and declared by Brixmor Property Group Inc. to its common stockholders on a pro rata basis.

We did not pay any dividends to the holders of our common stock or Outstanding BPG Subsidiary Shares during the period from June 28, 2011 to December 31, 2011. During 2012 and to date in 2013 we have paid an aggregate of $25.0 million and $25.0 million, respectively, of dividends to the holders of our common stock or Outstanding BPG Subsidiary Shares.

The following table describes Brixmor Property Group Inc.’s pro forma net income available to holders of its common stock for the 12 months ended December 31, 2012 and March 31, 2013, and the adjustments it has made thereto in order to estimate its initial cash available for distribution for the 12 months ending March 31, 2014 (amounts in thousands except share and per share data, square footage data and percentages). Pro forma net income reflects adjustments for certain transactions, as described in “Unaudited Pro Forma Financial Information.” Other than such adjustments, these calculations do not assume any changes to Brixmor Property Group Inc.’s operations or any acquisitions or dispositions or other developments or occurrences which could affect operating results and cash flows, or changes in outstanding shares of our common stock. We cannot assure you that actual results will be the same as or comparable to the calculations below.

Pro forma net income for the 12 months ended December 31, 2012	$
Less: Pro forma net income for the three months ended March 31, 2012
Add: Pro forma net income for the three months ended March 31, 2013

Pro forma net income for the 12 months ended March 31, 2013	$
Add: Pro forma real estate depreciation and amortization
Add: Net increases in contractual rent income (1)
Less: Net decreases in contractual rent income due to lease expirations, assuming no renewals (2)
Less: Net effects of straight-line rent adjustments to tenant leases (3)
Add: Net effects of above- and below-market rent adjustments (4)
Add: Non-cash compensation expense
Add: Non-cash ground rent expense

Estimated cash flow from operating activities for the 12 months ending March 31, 2014	$
Less: Estimated provision for tenant improvements costs and leasing commissions not expected to be funded under our Unsecured Credit Facility (5)

Total estimated cash flows used in investing activities	$

Estimated cash flow used in financing activities
Less: Scheduled mortgage loan principal repayments (6)

Estimated cash flow used in financing activities for the 12 months ending March 31, 2014	$
Estimated cash available for distribution for the 12 months ending March 31, 2014	$
Less: Non-controlling interests’ (other) share of estimated cash available for distribution

Estimated cash available to our Operating Partnership for distribution for the 12 months ended March 31, 2014	$
Share of estimated cash available to our Operating Partnership for distribution attributable to holders of Outstanding OP units
Share of estimated cash available to our Operating Partnership for distribution attributable to holders of Outstanding BPG Subsidiary Shares
Share of estimated cash available to our Operating Partnership for distribution attributable to Brixmor Property Group Inc.

Total estimated initial annual distribution to our stockholders and to holders of Outstanding BPG Subsidiary Shares and Outstanding OP Units	$

Total estimated initial annual distribution to holders of Outstanding OP Units	$

Total estimated initial annual distribution to holders of Outstanding BPG Subsidiary Shares	$

Total estimated initial annual distribution to our stockholders	$

Estimated initial annual distributions per share of our common stock (7)	$

Payout ratio based on the company’s share of estimated cash available for distribution (8)		%

(1)	Represents the net increases in contractual rental income net of expenses from existing leases and from new leases and renewals through the date hereof that were not in effect for the entire 12 month period ended March 31, 2013 or that were signed prior to the date of this prospectus but that will go into effect during the 12 months ending March 31, 2014.
(2)	Assumes no lease renewals or new leases (other than month-to-month leases) for leases expiring after March 31, 2013 unless a new or renewal lease had been entered into prior to the date of this prospectus.
(3)	Represents the conversion of estimated rental revenues for the 12 months ending March 31, 2014 from a straight-line accrual basis to a cash basis of revenue recognition.
(4)	Represents the elimination of non-cash adjustments for above-market and below-market leases for the 12 months ended March 31, 2013. This is calculated as follows:

12 months ended March 31, 2013
Add: Net effects of above- and below-market rent adjustments	$	(a	)
(a) Calculated as follows:
Effects of above-market rent adjustments	$
Effects of below-market rent adjustments
$

(5)	For purposes of calculating the distribution in the above table, we have assumed we will incur approximately $ million of tenant improvements and leasing commission costs related solely to tenant improvements and leasing commission costs incurred or expected to be incurred in the 12 months ending March 31, 2014 that we are contractually obligated to provide pursuant to leases, or the contractual leases, entered into prior to the date of this prospectus. While we are contractually obligated to perform the renovation work relating to these leases, we have estimated the costs to complete such work based on our current budgets.

(6)	Represents scheduled payments of mortgage loan principal due during the 12 months ending March 31, 2014. Does not include $ million of debt maturities during the 12 months ending March 31, 2014 based on the assumptions that we will be able to renew those mortgage loans under terms similar to those currently in place.
(7)	Based on a total of shares of our common stock, Outstanding BPG Subsidiary Shares and Outstanding OP Units to be outstanding after this offering.
(8)	Calculated as estimated initial annual distribution per share divided by the Brixmor Property Group Inc.’s share of estimated cash available for distribution per share for the 12 months ending March 31, 2014.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•	on an actual basis; and

•

on a pro forma basis giving effect to the transactions described in “Unaudited Pro Forma Financial Information,” including this offering (at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus) and the intended application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read this table together with the other information contained in this prospectus, including “Our Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes that appear elsewhere in this prospectus.

(amounts in thousands, except shares and per share data)	March 31, 2013
	Actual	Pro forma
Cash and cash equivalents	$106,392	$
Restricted cash	93,946

Total cash	$200,338	$

Debt:
Mortgage and secured loans (1)	$6,112,771	$
Unsecured Credit Facility (2)	—
Brixmor LLC unsecured notes (3)	385,727

Total debt	6,498,498

Stockholders’ equity:
Common stock, par value $0.01 per share; shares authorized, actual; shares issued and outstanding, actual; shares authorized, as adjusted; shares issued and outstanding, as adjusted;	1
Non-economic stock, par value $0.01 per share; shares authorized, as adjusted; shares issued and outstanding, as adjusted;	—
Preferred stock, par value $0.01 per share; shares authorized, actual; shares issued and outstanding, actual; shares authorized, as adjusted; no shares issued and none outstanding, as adjusted;	—
Additional paid in capital	1,749,306
Accumulated other comprehensive loss	—
Distributions in excess of accumulated loss	(55,514)

Total stockholders’ equity (4)	1,693,793
Non-controlling interests	545,937

Total equity	2,239,730

Total capitalization (4)	$8,738,228	$

(1)	Actual amount includes unamortized premium of $106.7 million.
(2)	On July 16, 2013, we entered into the Unsecured Credit Facility, which consists of a $1,250.0 million revolving credit facility, which will mature on July 31, 2017, with a one-year extension option and a $1,500.0 million term loan facility, which will mature on July 31, 2018.
(3)	Actual amount includes unamortized discount of $18.9 million.
(4)

To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $         per share assumed initial

public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $ million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $ million. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma amount of each of cash, total cash, additional paid-in capital, total stockholders’ equity, total equity and total capitalization would increase by approximately $ million, after deducting underwriting discounts and estimated operating expenses, and we would have shares of our common stock issued and outstanding, as adjusted.

DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share immediately after the completion of this offering.

Our pro forma net tangible book value as of March 31, 2013 was approximately $         or $         per share. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the IPO Property Transfers, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares outstanding, after giving effect to the IPO Property Transfers and the transactions described in “Unaudited Pro Forma Financial Information” and assuming that all of the Outstanding BPG Subsidiary Shares and the Outstanding OP Units are exchanged for newly-issued shares of our common stock on a one-for-one basis.

After giving effect to the IPO Property Transfers, including this offering (at an assumed initial public offering price of $         per share) and the intended application of the net proceeds therefrom as described in “Use of Proceeds,” our pro forma net tangible book value as of March 31, 2013 would have been $        , or $         per share. This represents an immediate increase in the net tangible book value of $         per share and an immediate dilution of $         per share to new investors purchasing shares in this offering. The following table illustrates this dilution per share:

Assumed initial offering price per share		$
Pro forma net tangible book value per share as of March 31, 2013	$
Increase in pro forma net tangible book value per share attributable to investors in this offering

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the amount of pro forma net tangible book value attributable to investors in this offering by $         per share, and the dilution to investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the underwriters’ option to purchase additional shares.

The following table summarizes, on the same pro forma basis as of March 31, 2013, the total number of shares purchased from us, the total cash consideration paid to us and the average price per share paid by our pre-IPO owners and by new investors purchasing shares in this offering, assuming that all of the Outstanding BPG Subsidiary Shares and the Outstanding OP Units are exchanged for newly-issued shares of our common stock on a one-for-one basis.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
	(in millions)			($ in millions)
Pre-IPO owners			%	$		%	$
Investors in this offering			%	$		%	$
Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the total consideration paid by the investors in this offering by $        , increase (decrease) the percent of total consideration paid by the investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the underwriters’ option to purchase additional shares).

If the underwriters’ option to purchase additional shares is exercised in full, the following will occur:

•	the number of shares purchased by investors in this offering will increase to shares, or approximately % of the total number of shares outstanding;

•	the immediate dilution experienced by investors in this offering will be $ per share and the pro forma net tangible book value per share will be $ per share; and

•	a $1.00 increase (decrease) in the initial offering price of $ per share would increase (decrease) the dilution experienced by investors in this offering by $ per share.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements reflect the pro forma financial condition and results of operations of Brixmor Property Group Inc. after giving effect to (i) the IPO Property Transfers (as described below), (ii) the acquisition of the interests we did not already hold in Arapahoe Crossings, L.P. (as described below), (iii) borrowings under the Unsecured Credit Facility, including use thereof, (as described below) and (iv) the estimated net proceeds, including use thereof, expected to be received from this offering. The pro forma adjustments associated with these transactions assume that each transaction was completed as of March 31, 2013 for purposes of the unaudited pro forma condensed consolidated balance sheet and as of January 1, 2012 for purposes of the unaudited pro forma condensed consolidated statements of operations.

Our pro forma condensed consolidated financial statements are presented for informational purposes only and are based on information and assumptions that we consider appropriate and reasonable. These pro forma condensed consolidated financial statements do not purport to (i) represent our financial position had this offering, and the other transactions described in these pro forma condensed consolidated financial statements, occurred on March 31, 2013, (ii) represent the results of our operations had this offering, and the other transactions described in these pro forma condensed consolidated financial statements, occurred on January 1, 2012 or (iii) project or forecast our financial position or results of operations as of any future date or for any future period, as applicable.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes included elsewhere in this prospectus.

IPO Property Transfers

In connection with this offering, certain investment funds affiliated with our Sponsor will contribute their ownership interests in 43 properties (the “Acquired Properties”) to us, and we will distribute 47 properties that we have historically held in our portfolio (the “Non-Core Properties”) to our pre-IPO owners. We refer to our Sponsor, funds affiliated with Centerbridge and the members of our management who own shares of our common stock and shares of the common stock of our majority-owned subsidiary, BPG Subsidiary Inc., and who will receive units in Brixmor Operating Partnership LP as part of the IPO Property Transfers as our “pre-IPO owners.”

Our acquisition of the Acquired Properties will be accounted for as a business combination resulting in the consideration exchanged for the Acquired Properties being allocated to the acquired assets and assumed liabilities based on their fair values on the date of acquisition, including identifiable intangible assets and liabilities.

The distribution of our ownership interests in the Non-Core Properties to our Sponsor is expected to be effected through the consummation of two separate transactions due to the existence of transfer restrictions governing certain of our unsecured notes that are in effect through January 15, 2014. The first transaction, which will occur at the time of this offering, will consist of our Operating Partnership issuing a special class of units to our pre-IPO owners thereby providing our pre-IPO owners with all economic rights and obligations associated with ownership of the Non-Core Properties. The second transaction, expected to be consummated following the expiration of the aforementioned transfer restrictions, will consist of our Operating Partnership redeeming the special class of units in exchange for the Non-Core Properties pursuant to certain redemption provisions providing us with the right to redeem such units at any time. The distribution of the Non-Core Properties will be accounted for at fair value with any resulting gain or loss recognized in earnings. Following this offering and the IPO Property Transfers, we will continue to manage the Non-Core Properties for which we will receive customary management, leasing and other fees from our Sponsor.

Acquisition of Arapahoe Crossings, L.P.

As of March 31, 2013, we owned a 30% ownership interest in Arapahoe Crossings, L.P. (“Arapahoe”), an unconsolidated real estate joint venture, which owns a single shopping center in the Denver, Colorado MSA having 466,363 sq. ft. of GLA. On May 15, 2013, we entered into an agreement with our joint venture partner to acquire the remaining 70% interest not owned by us in exchange for $20.0 million in cash, subject to a $41.9 million mortgage encumbering the asset. The transaction is expected to close in the third quarter of 2013 and will be accounted for as a business combination with any resulting gain or loss associated with our previously held equity interest being recognized in earnings.

Unsecured Credit Facility

On July 16, 2013, we entered into a new $2,750.0 million Unsecured Credit Facility with a syndicate of lenders consisting of a $1,500.0 million term loan and a $1,250.0 million revolving credit facility. We expect to use the $1,500.0 million term loan and approximately $868.7 million of borrowings under the revolving credit facility to repay an equal amount of our existing indebtedness.

Offering Proceeds

We estimate that the net proceeds to us from this offering will be approximately $         million, or $         million if the underwriters exercise their option to purchase additional shares in full (assuming shares are sold at $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and other estimated expenses of this offering. Net proceeds of this offering will be used (i) to repay outstanding borrowings under the Unsecured Credit Facility, (ii) to repay indebtedness owed to our Sponsor that is attributable to certain of the Acquired Properties, (iii) to pay transaction costs associated with the IPO Property Transfers and (iv) to pay transfer fees associated with our outstanding mortgage loans.

Brixmor Property Group Inc. and Subsidiaries

Pro Forma Condensed Consolidated Balance Sheet

March 31, 2013

(Unaudited and in thousands)

		Acquisitions and Distributions
	Brixmor Property Group Inc. and Subsidiaries	Acquired Properties	Arapahoe Acquisition	Non-Core Properties Distribution	Other Pro Forma Adjustments & Eliminations			Pro Forma Before Offering	Proceeds from Offering	Use of Proceeds	Pro Forma
		(A)	(B)	(C)					(F)	(G)
Assets
Real estate, net	$9,002,120
Investments in advances to unconsolidated real estate joint ventures	16,175
Cash and cash equivalents	106,392					(D	)

Restricted cash	93,946					(D	)
Marketable securities	25,331
Receivables, net	170,548					(E	)
Deferred charges and prepaid expenses, net	96,402					(D	)

Other assets	19,085

Total assets	$9,529,999

Liabilities
Debt obligations, net	$6,498,498					(D)

Financing liabilities, net	174,194
Accounts payable, accrued expenses and other liabilities	596,110					(E)

Total liabilities	$7,268,802

Redeemable non-controlling interests	21,467

Equity:
Preferred stock	—
Common stock	1
Additional paid in capital	1,749,306
Accumulated other comprehensive (loss) income	—
Distributions in excess of accumulated loss (income)	(55,514)					(D	)

Total stockholders equity	1,693,793
Non-controlling interests	545,937

Total equity	2,239,730

Total liabilities and equity	$9,529,999

Brixmor Property Group Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended March 31, 2013

(Unaudited and in thousands, except per share data)

	Brixmor Property Group Inc. and Subsidiaries	Acquired Properties	Arapahoe Acquisition	Non-Core Properties Distribution	Other Pro Forma Adjustments & Eliminations			Pro Forma
		(AA)	(BB)	(CC)
Revenue
Rental income	$221,867
Expense reimbursements	61,955
Other revenues	3,251					(DD	)

Total revenues	287,073

Operating expenses
Operating costs	31,899					(DD	)
Real estate taxes	43,962
Depreciation and amortization	115,480
Provision for doubtful accounts	2,660
General and administrative	24,029

Total operating expenses	218,030

Other income (expenses)
Dividends and interest	181
Interest expense	(92,022)					(EE	)
Other	45

Total other income (expense), net	(91,796)

(Loss) income before equity in earnings of unconsolidated subsidiaries	(22,753)
Equity (loss) income of unconsolidated real estate joint ventures	247

(Loss) income from continuing operations	$(22,506)

Pro forma loss from continuing operations per share basic

Pro forma loss from continuing operations per share diluted

Pro forma weighted average shares basic

Pro forma weighted average shares diluted

Brixmor Property Group Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2012

(Unaudited and in thousands, except per share data)

	Brixmor Property Group Inc. and Subsidiaries	Acquired Properties	Arapahoe Acquisition	Non-Core Properties Distribution	Other Pro Forma Adjustments & Eliminations		Pro Forma
		(AA)	(BB)	(CC)
Revenue
Rental income	$882,848
Expense reimbursements	235,386
Other revenues	11,458					(DD)

Total revenues	1,129,692

Operating expenses
Operating costs	126,403					(DD)
Real estate taxes	163,742
Depreciation and amortization	506,634
Provision for doubtful accounts	11,902
Acquisition related costs	541
General and administrative	88,870

Total operating expenses	898,092

Other income (expenses)
Dividends and interest	1,138
Interest expense	(387,078)					(EE)
Gain (loss) on sale of real estate	501
Other	(507)

Total other income (expense), net	(385,946)

(Loss) income before equity in earnings of unconsolidated subsidiaries	(154,346)
Equity income of unconsolidated real estate joint ventures	687
Impairment of investment in unconsolidated real estate joint ventures	(314)

(Loss) Income from continuing operations	$(153,973)

Pro forma loss from continuing operations per share basic

Pro forma loss from continuing operations per share diluted

Pro forma weighted average shares outstanding basic

Pro forma weighted average shares outstanding diluted

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

(A) Reflects the acquisition by us of 100% of the ownership interests in 43 properties from our Sponsor in exchange for              OP Units with a value of $         million based on an assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and the assumption of $         million of related indebtedness.

The allocation of consideration exchanged to the assets acquired and liabilities assumed is based on our preliminary estimates and is subject to change based on the final determination of the fair value attributable to the acquired assets and assumed liabilities at the time the acquisition is consummated. The estimated fair value of Real estate, net includes the following components (in thousands):

Land	$
Building and improvements
Above-market leases
In-place lease value

Total	$

These estimates were based on our preliminary analysis and comparable market transactions, which included a preliminary evaluation of the fair values ascribed to component assets relative to overall transaction value in comparable market transactions. Upon completion of the acquisition, the methodologies and significant inputs and assumptions used in deriving final estimates of fair value will vary based on the nature of the tangible or intangible asset. For land, estimates of fair value will likely be derived using a market approach which contemplates an evaluation of recent transactions involving comparable assets. For building and improvements, estimates of fair value will likely be derived using a cost approach which contemplates an evaluation of the costs required to construct or acquire such assets with adjustments made to account for the effects of physical depreciation, and functional and/or economic obsolescence, each as applicable. Estimates of fair value associated with identifiable intangible assets will likely be derived using generally accepted methodologies under the income approach. Significant inputs and assumptions associated with these approaches include estimates of future operating cash flows, as contemplated in deriving the acquisition consideration and discount and capitalization rates based on an evaluation of observable market data.

In connection with the acquisition, we expect to incur transaction costs of $         million, which relate to, among other things, transfer taxes, title costs and advisor fees. These transactions costs will, for accounting purposes, be reflected as expenses except for those costs directly attributable to the issuance of the OP Units which will be accounted for as a reduction in the carrying value of the Non-controlling interest. Accordingly, for purposes of the pro forma condensed consolidated balance sheet, $         million of the transaction costs have been reflected as a reduction to the carrying value of the Non-controlling interest and the remaining $         million of transaction costs have been reflected as an addition to Distributions in excess of accumulated loss.

Debt obligations, net reflects the assumption of $         million of debt with an estimated fair value of $         million. No adjustments were made to the historical carrying value of Cash and cash equivalents; Restricted cash; Receivables, net; Other assets; and Accounts payable, accrued expenses and other liabilities as the estimated fair values of such items were preliminarily determined to approximate their historical carrying values. These preliminary determinations were based on their short term nature and/or the stated terms approximating current market terms.

(B) Reflects the probable acquisition by us of the 70% ownership interest in Arapahoe in exchange for $         million cash and the assumption of $         million of related indebtedness which is expected to be repaid upon closing of the acquisition using borrowings under the Unsecured Credit Facility as discussed in Note (D) below. For purposes of the pro forma condensed consolidated balance sheet, the $         million of cash

consideration, which will be paid by us, is reflected as a reduction of Arapahoe’s cash and cash equivalents balance and the $         million gain expected to result upon remeasurement of our existing 30% equity interest is reflected as a reduction of Distributions in excess of accumulated loss (income).

The allocation of consideration exchanged to the assets acquired and liabilities assumed is based on our preliminary estimates of fair value and are subject to change based on the final determination of the fair value attributable to the acquired assets and assumed liabilities at the time the acquisition is consummated. The estimated fair value of real estate, net includes the following components (in thousands):

Land	$
Building and improvements
Above-market leases
In-place lease value

Total	$

See clause (A) for additional information in respect of the methodologies used to derive these preliminary estimates and those methodologies expected to be utilized in connection with deriving final estimates of fair value, including significant inputs and assumptions.

No adjustments were made to the historical carrying value of Cash and cash equivalents; Restricted cash; Receivables, net; Other assets; Debt obligations, net and Accounts payable, accrued expenses and other liabilities as the estimated fair values of such items were preliminarily determined to approximate their historical carrying values. These preliminary determinations were based on their short term nature and/or the stated terms approximating current market terms.

In connection with the acquisition, we expect to incur transaction costs of $         million, which relate to, among other things, transfer taxes, title costs and advisor fees. These transactions will, for accounting purposes, be reflected as expenses. Accordingly, for purposes of the pro forma condensed consolidated balance sheet, these transaction costs have been reflected as an addition to Distributions in excess of accumulated loss (income).

(C) Reflects the distribution by us of the ownership interests in the Non-Core Properties subsequent to our redemption of the special class of units issued to our Sponsor which we have determined is probable. The estimated fair value of the distributed net assets is $         million, resulting in a gain or loss of $         million which is reflected as an increase or decrease to Distributions in excess of accumulated loss.

(D) Reflects the closing of our $2,750.0 million Unsecured Credit Facility on July 16, 2013, which consists of a $1,500.0 million term loan and a $1,250.0 million revolving credit facility. Prior to the closing of this offering, we expect to use the $1,500.0 million term loan and $         million of borrowings under the revolving credit facility to repay an equivalent amount of our existing indebtedness.

We incurred approximately $19.4 million of issuance costs related to the Unsecured Credit Facility consisting of $19.1 million of fees paid to the lenders in the Unsecured Credit Facility and $0.3 million of fees paid to third parties for legal and advisory services. These costs have been capitalized within the pro forma condensed consolidated balance sheet and offset by approximately $         million of accelerated amortization attributable to capitalized costs related to the repaid indebtedness resulting in a $         million net decrease to Deferred charges and prepaid expenses, net. Capitalized issuance costs associated with the Unsecured Credit Facility will be amortized as additional interest expense over the Unsecured Credit Facility’s term.

In connection with repaying this indebtedness, we accelerated the amortization of the related premium resulting in a $         million reduction to Distributions in excess of accumulated loss (income). In addition, $         million of restricted cash was released to us by the lenders which is reflected as a decrease to Restricted cash and a corresponding increase to Cash and cash equivalents.

The $         million addition to Distributions in excess of accumulated loss is comprised of the $25.8 million in accelerated issuance cost amortization net of the $         million in accelerated premium amortization attributable to the repaid indebtedness.

(E) Reflects the elimination of accounts receivable of $         million comprised of $         million of management and other fees due from the Acquired Properties and $         million of management and other fees due from Arapahoe.

(F) Reflects gross proceeds in this offering of $         million, which will be reduced by $         million, net of amounts paid to date, to reflect underwriting discounts, legal and other costs payable by us, resulting in net proceeds of $         million. These costs will be charged against the gross offering proceeds upon completion of this offering.

(G) In connection with this offering, we anticipate using the net proceeds as follows: (i) to repay $         million of outstanding borrowings under the revolving portion of the Unsecured Credit Facility, (ii) to repay $         million of indebtedness to our Sponsor attributable to certain of the Acquired Properties; (iii) to pay $         million of transaction costs related to the IPO Property Transfers, which relate to, among other things, transfer taxes and loan consent fees (These transaction costs will be reflected as expenses except for those costs directly attributable to the issuance of the OP Units which will be accounted for as a reduction in the carrying value of the Non-controlling interest. Accordingly, $         million of the transaction costs have been reflected as a reduction to the carrying value of the Non-controlling interest and the remaining $         million of transaction costs have been reflected as an addition to Distributions in excess of accumulated loss.); and (iv) to pay $         million of transfer fees due to lenders on several of our outstanding mortgage loans that are payable in connection with this offering. Of the $         million of consent and/or transfer fees, $         million will be capitalized as an addition to Deferred charges and prepaid expense, net and amortized into interest expense over the remaining term of the underlying mortgage loans, and the remaining $         million will be expensed as it relates to certain Non-Core Property mortgages distributed to our Sponsor. A summary is as followings (in thousands):

Repayment of Unsecured Credit Facility
Repayment of indebtedness attributable to Acquired Properties	$
IPO Property Transfers transaction costs
Loan transfer and consent fees

$

2. Adjustments to the Pro Forma Condensed Consolidated Statement of Operations

(AA) Reflects the results of operations associated with the Acquired Properties as discussed in Note (A) above. The consideration allocated to (i) buildings and improvements will be depreciated over the estimated average remaining useful lives ranging from              to              years, (ii) above- and below-market leases and in-place lease value will be amortized over the weighted average lives of the related leases ranging from              to              years; and (iii) the premium or discount, as applicable, attributable to recording the assumed indebtedness at fair value will be amortized to interest expense over the weighted average remaining term of such indebtedness of years.

The pro forma adjustments shown below for the Acquired Properties are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired.

	For the Three Months Ended March 31, 2013				For the Year Ended December 31, 2012
	Acquired Properties Historical	Pro Forma Adjustments		Acquired Properties Pro Forma	Acquired Properties Historical	Pro Forma Adjustments	Acquired Properties Pro Forma
	(Unaudited and in thousands)
Revenue
Rental income			(1)
Expense reimbursements
Other revenues

Total revenues

Operating expenses
Operating costs
Real estate taxes
Depreciation and amortization			(2)
Provision for doubtful accounts
Acquisition related costs			(3)
General and administrative

Total operating expenses

Other income (expenses)
Dividends and interest
Interest expense			(4)
Gain on sale of real estate
Other

Total other income (expense), net

(Loss) income before equity in earnings of unconsolidated subsidiaries
Equity (loss) income of unconsolidated real estate joint ventures
Impairment of investment in unconsolidated real estate joint ventures

(Loss) income from continuing operations

(1)	Adjusts above-/below-market lease amortization and straight line rent.
(2)	Adjusts depreciation and amortization based on the allocation of the fair value to tangible and identified intangible assets acquired.
(3)	Removes acquisition related costs incurred by our Sponsor related to our Sponsor’s acquisition in 2012 of certain of the Acquired Properties.
(4)	Adjusts interest expense to reflect the following: (i) remove debt issuance costs for the acquiredloans (ii) assumption fees paid as part of the loan agreement are amortized and included as part of interest expense, and (iii) amortization of the fair value adjustment on assumed loans.

(BB) Reflects the results of operations associated with Arapahoe as discussed in Note (B) above. The consideration allocated to (i) buildings and improvements will be depreciated over the estimated useful lives of the respective assets which range from              to              years and (ii) above- and below-market leases and in-place lease value will be amortized over the weighted average lives of the related leases ranging from              to              years.

The pro forma adjustments shown below are based on our preliminary estimates and are subject to change based on the final determination of the fair value of assets and liabilities acquired.

	For the Three Months Ended March 31, 2013				For the Year Ended December 31, 2012
	Arapahoe Historical	Pro Forma Adjustments		Arapahoe Pro Forma	Arapahoe Historical	Pro Forma Adjustments		Arapahoe Pro Forma
	(Unaudited and in thousands)
Revenue
Rental income			(1)				(1)
Expense reimbursements
Other revenues

Total revenues

Operating expenses
Operating costs
Real estate taxes
Depreciation and amortization			(2)				(2)
Provision for doubtful accounts
Acquisition related costs
General and administrative

Total operating expenses

Other income (expenses)
Dividends and interest
Interest expense			(3)				(3)
Gain (loss) on sale of real estate
Other

Total other income (expense), net

(Loss) income before equity in earnings of unconsolidated subsidiaries
Equity (loss) income of unconsolidated real estate joint ventures
Impairment of investment in unconsolidated real estate joint ventures

(Loss) income from continuing operations

(1)	Adjusts above-/below-market lease amortization and straight line rent.
(2)	Adjust depreciation and amortization based on the allocation of the fair value to tangible and identified intangible assets acquired.
(3)	Interest expense is adjusted to reflect the removal of amortization of debt issuance costs on acquired debt. There are no new debt issuance costs associated with the acquired debt.

(CC) Reflects the elimination of the results of operations associated with the Non-Core Properties as discussed in Note (C) above. As of March 31, 2013 and December 31, 2012, one of the Non-Core Properties was classified as held for sale and its results from operations are included in discontinued operations on the Company’s historical statements of operations. Therefore, the results of operations for this property are not reflected in this adjustment for both the three months ended March 31, 2013 and the year ended December 31, 2012.

(DD) For the three months ended March 31, 2013, Other revenues reflects $         million of estimated management and other fees that will be earned from our Sponsor for the management of the Non-Core Properties following the offering partially offset by the elimination of $         million of management and other fees from the Acquired Properties. For the three months ended March 31, 2013, Operating costs reflects the elimination of $         million of management and other fees earned by us from the Acquired Properties.

For the year ended December 31, 2012, Other revenues reflects $         million of estimated management and other fees that will be earned from our Sponsor for the management of the Non-Core Properties following the offering partially offset by the elimination of $         million of management and other fees from the Acquired Properties. For the year ended December 31, 2012, Operating costs reflects the elimination of $         million of management and other fees earned by us from the Acquired Properties.

We expect to incur approximately $         million in incremental annual costs associated with being a publicly traded company, which have not been reflected as an adjustment in the pro forma condensed consolidated financial statements because such amounts are not contractually obligated.

(EE) Reflects the reduction of interest expense attributable to the following, (i) repayment of outstanding indebtedness with the proceeds of our Unsecured Credit Facility as discussed in Note (D) above in the amounts of $         million and $         million, which are inclusive of the amortization of issuance costs related to the Unsecured Credit Facility, for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, (ii) repayment of our Unsecured Credit Facility in the amount of $         with the net proceeds of this offering, (iii) the reduction of interest expense as a result of the payment of $         million to our Sponsor upon consummation of the IPO Property Transfers for the repayment of intercompany loans between three of the Acquired Properties and our Sponsor as discussed in Note (H) above in the amounts of $         million and $         million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, and (iv) reduction of interest expense as a result of the repayment of $         million of indebtedness on the Acquired Properties in the amounts of $         million and $         million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively.

Borrowings under the Unsecured Credit Facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 0.5% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the term loans is based on a total leverage based grid and ranges from 0.40% to 1.00%, in the case of base rate loans, and 1.40% to 2.00%, in the case of LIBOR rate loans. The margin for the revolving credit facility is also based on a total leverage based grid and ranges from 0.50% to 1.10%, in the case of base rate loans, and 1.50% to 2.10%, in the case of LIBOR rate loans.

SELECTED FINANCIAL INFORMATION

The selected consolidated financial and operating data set forth below as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been audited by Ernst & Young LLP, an independent registered public accounting firm. The selected consolidated financial and operating data set forth below as of March 31, 2013 and for the three months ended March 31, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Results for the three month period ended March 31, 2013 are not necessarily indicative of results that may be expected for the entire year. The selected consolidated financial and operating data set forth below as of December 31, 2010 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial and operating data set forth below as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our unaudited consolidated financial statements not included in this prospectus.

Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus. The amounts in the table are dollars in thousands.

The Successor period in the following tables reflects our selected financial data for the period following the acquisition of certain assets from the Acquisition through the end of the 2012 fiscal year, and the Predecessor period in the following tables reflects our selected financial data for the periods prior to the Acquisition.

	Successor				Predecessor
	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31,
	2013	2012				2010	2009	2008
(in thousands)	(unaudited)	(unaudited)					(unaudited)	(unaudited)
Revenue
Rental income	$221,867	$218,270	$882,848	$445,211	$428,371	$875,244	$901,363	$953,902
Expense reimbursements	61,955	58,778	235,386	116,746	119,416	238,300	242,908	261,360
Other revenue	3,251	3,559	11,458	5,713	8,054	16,325	20,502	20,580

Total revenues	287,073	280,607	1,129,692	567,670	555,841	1,129,869	1,164,773	1,235,842

Operating expenses
Operating costs	31,899	32,244	126,403	63,152	68,471	128,888	129,908	149,386
Real estate taxes	43,962	41,133	163,742	81,361	80,292	166,183	167,637	160,487
Depreciation and amortization	115,480	134,827	506,634	295,373	175,118	393,509	406,886	524,269
Impairment of real estate assets	—	—	—	—	—	256,243	92,776	708,708
Provision for doubtful accounts	2,660	3,004	11,902	8,904	11,148	16,260	14,876	9,318
Acquisition related costs	—		541	41,362	5,647	4,821	1,749	—
General and administrative	24,029	24,263	88,870	50,437	57,443	94,649	96,580	130,453

Total operating expenses	218,030	235,471	898,092	540,589	398,119	1,060,553	910,412	1,682,621

Other income (expenses)
Dividends and interest	181	334	1,138	641	814	2,203	3,262	4,171
Gain on bargain purchase	—	—	—	328,826	—	—	—	—
Interest expense	(92,022)	(96,460)	(387,078)	(205,243)	(192,140)	(374,855)	(378,146)	(505,112)
Gain on sale of real estate	—	50	501	—	—	(111)	1,426	64
Other	45	42	(507)	2,113	(4,694)	5,476	10,015	13,558

Total other income (expense)	(91,796)	(96,034)	(385,946)	126,337	(196,020)	(367,287)	(363,443)	(487,319)

	Successor				Predecessor
	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31,
	2013	2012				2010	2009	2008
(in thousands)	(unaudited)	(unaudited)					(unaudited)	(unaudited)
Income (loss) before equity in earnings of unconsolidated joint venture and income taxes	(22,753)	(50,898)	(154,346)	153,418	(38,298)	(297,971)	(109,082)	(934,098)
Income tax benefit	—	—	—	—	—	16,494	2,440	(18,547)
Equity in loss of unconsolidated joint ventures	247	79	687	(160)	(381)	(2,116)	(2,890)	2,820
Impairment of investment in unconsolidated joint ventures	—	—	(314)	—	—	(1,734)	(15,798)	(20,621)

Income (loss) from continuing operations	(22,506)	(50,819)	(153,973)	153,258	(38,679)	(285,327)	(125,330)	(970,446)

Discontinued operations:
Income from discontinued operations	93	75	1,490	(122)	196	1,805	5,213	26,741
Gain on disposition of properties	—	939	5,369	—	—	—	6,075	5,355
Impairment of real estate assets held for sale	(3,033)	—	(13,599)	—	(8,608)	(36,465)	(45,080)	(172,514)

Income from discontinued operations	(2,940)	1,014	(6,740)	(122)	(8,412)	(34,660)	(33,792)	(140,418)

Net income (loss)	(25,446)	(49,805)	(160,713)	153,136	(47,091)	(319,987)	(159,122)	(1,110,864)

Net (income) loss attributable to non-controlling interests	5,947	11,885	38,146	(37,785)	(752)	(1,400)	(1,377)	(4,490)

Net income (loss) attributable to Brixmor Property Group Inc.	$(19,499)	$(37,920)	$(122,567)	$115,351	$(47,843)	$(321,387)	$(160,499)	$(1,115,354)

	Successor			Predecessor
		Year Ended December 31,
	Three Months Ended March 31, 2013	2012	2011	2010	2009	2008
(in thousands)	(unaudited)				(unaudited)	(unaudited)
Real estate, net	$9,002,120	$9,098,130	$9,496,903	$9,873,096	$10,503,244	$11,349,821
Total assets	$9,529,999	$9,603,729	$10,032,266	$10,711,209	$11,186,828	$12,001,110
Debt obligations, net	$6,498,498	$6,499,356	$6,694,549	$7,700,237	$7,711,398	$8,111,976
Total liabilities	$7,268,802	$7,305,908	$7,553,277	$8,731,832	$8,625,260	$9,224,502
Total equity	$2,239,730	$2,276,354	$2,457,430	$1,957,818	$2,540,009	$2,742,170

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the “Selected Financial Data,” “Unaudited Pro Forma Financial Information,” “Business,” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion includes information derived from our March 31, 2013 and 2012 condensed consolidated financial statements and December 31, 2012 and 2011 combined consolidated financial statements included elsewhere in this prospectus, which do not include the effects of (i) the IPO Property Transfers, (ii) the acquisition of Arapahoe Crossings, L.P., (iii) our entry into the Unsecured Credit Facility, (iv) the redemption of the Existing Preferred Stock or (v) this offering and the use of proceeds thereof.

Information related to our financial condition and results of operations as of and for periods ending prior to June 27, 2011 represents that of our Predecessor and information related to our financial condition and results of operations as of and for periods ending after June 27, 2011 represents that of our Successor due to the acquisition which occurred on June 28, 2011 and was accounted for as a business combination. Therefore, the bases of the assets and liabilities associated with our Predecessor are not comparable to those of our Successor and the results of operations associated with our Successor would not have been the same had the acquisition not occurred.

This discussion and analysis contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors.”

Executive Summary

Our Company

We are an internally-managed REIT that owns and operates the largest wholly-owned portfolio of grocery-anchored community and neighborhood shopping centers in the United States. Our high quality national portfolio is diversified by geography, tenancy and retail format, and our shopping centers are primarily anchored by market-leading grocers. We have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the United States federal income tax laws, commencing with our taxable year ended December 31, 2011, and we expect to satisfy the requirements for qualification and taxation as a REIT under the United States income tax laws for our taxable year ending December 31, 2013, and subsequent taxable years.

Acquisition and Comparability of Financial Results

On February 28, 2011, we agreed to purchase certain United States assets and management platform of Centro Properties Group (“Centro”) and its managed funds, which we refer to as the “Acquisition.” On June 28, 2011, the Acquisition was consummated for approximately $9.0 billion, net of cash acquired of $0.1 billion. The consideration for the Acquisition included approximately $1.2 billion in cash and $7.8 billion of assumed indebtedness (the “Consideration”).

The Consideration was funded through an investment fund affiliated with our Sponsor making an initial capital contribution to us of approximately $1.7 billion and a contribution to us from an affiliated noncontrolling interest holder of $560.1 million. Following the closing of the Acquisition, we used $0.9 billion of the cash contributed to repay a portion of the outstanding indebtedness assumed. In addition, we obtained approximately $1.5 billion of debt financing, which is secured by 115 of our community and neighborhood shopping centers, and we repaid and/or refinanced approximately $2.4 billion of assumed indebtedness with the proceeds from this debt financing and cash contributed in connection with the Acquisition.

Prior to the Acquisition, we had nominal assets and operations and, as a result, the assets and management platform acquired constitute our Predecessor. The Predecessor comprises certain United States holding companies that indirectly own the acquired assets and historically conducted the activities of that business prior to the Acquisition. Due to these holding companies being under the common control of Centro, the financial information associated with our Predecessor has been presented on a combined consolidated basis under GAAP at its historical basis, which is not comparable to our basis in the acquired assets and management platform subsequent to the Acquisition. Moreover, due to the effects of the Acquisition, our results of operations subsequent to the Acquisition are not the same as they would have been had the Acquisition not occurred.

Factors That May Influence our Future Results

We derive our revenues primarily from rents (including percentage rents based on tenants’ sales levels) and expense reimbursements due to us from tenants under existing leases at each of our properties. Expense reimbursements consist of payments made by tenants to us under contractual lease obligations for their proportional share of the property’s operating expenses, insurance and real estate taxes.

The amount of rental income and expense reimbursements we receive is primarily dependent on our ability to maintain or increase rental rates and on our ability to lease available space including renewing expiring leases. Factors that could affect our rental income include: (1) changes in national, regional or local economic climates; (2) local conditions, including an oversupply of space in, or a reduction on demand for, properties similar to those in our portfolio; (3) the attractiveness of properties in our portfolio to our tenants; (4) the financial stability of tenants, including the ability of tenants to pay rents; (5) in the case of percentage rents, our tenants’ sales volumes; (6) competition from other available properties; (7) changes in market rental rates; and (8) changes in the regional demographics of our properties.

Other revenues primarily consist of percentage rents and management, development and leasing fees earned from our unconsolidated real estate joint ventures as well as management and leasing fees earned from operating properties we manage but do not own.

Our operating expenses include property-related costs including repairs and maintenance, roof repair, landscaping, parking lot repair, snow removal, utilities, property insurance costs, security, ground rent expense related to ground lease payments for which we are the lessee and various other property related costs. Increases in our operating expenses, to the extent they are not offset by revenue increases, would impact our overall performance.

Economic Conditions and Outlook

For a detailed discussion of economic conditions and the outlook regarding our industry, see “Industry Overview.”

Our Portfolio and Financial Highlights

The information below presents historical property and financial information as of and for the periods presented. It does not give effect to, among other things, our IPO Property Transfers. See “Unaudited Pro Forma Financial Information” and “Business” for more information, including details relating to our IPO Portfolio.

•

As of March 31, 2013, we owned interests in 532 community and neighborhood shopping centers including 526 wholly-owned community and neighborhood shopping centers (the “Historical Portfolio”) and six community and neighborhood shopping centers held through unconsolidated real estate joint ventures.

•	Occupancy for the Historical Portfolio was 89.5% as of March 31, 2013, 89.5% as of December 31, 2012, 88.9% as of December 31, 2011 and 88.7% as of December 31, 2010.

•

During the three months ended March 31, 2013, we executed 480 leases in our Historical Portfolio totaling 2.7 million sq. ft. of GLA, including 136 new leases totaling 0.7 million sq. ft. of GLA and 344 renewals totaling 2.0 million sq. ft. of GLA. The average ABR under the new leases increased 19.7% from the prior tenants’ ABR and increased 7.4% for both new and renewal leases on comparable space from the prior tenants’ ABR. The average ABR per sq. ft. of new leases in our Historical Portfolio was $11.67 and the average ABR per sq. ft. of new and renewal leases in our Historical Portfolio was $12.30.

•

During 2012, we executed 2,291 leases in our Historical Portfolio totaling 12.9 million sq. ft. of GLA, including 722 new leases totaling 3.6 million sq. ft. of GLA and 1,569 renewals totaling 9.3 million sq. ft. The average ABR under the new leases increased 20% from the prior tenants’ ABR and increased 6.2% for both new and renewal leases on comparable space for the prior tenants’ ABR. The average ABR per leased sq. ft. of these new leases was $11.83 and the average ABR per leased sq. ft. of these new and renewal leases was $11.91.

•

During 2011, we executed 2,059 leases in our Historical Portfolio totaling 13.7 million sq. ft. of GLA, including 702 new leases totaling 4.5 million sq. ft. of GLA and 1,357 renewals totaling 9.2 million sq. ft. The average ABR under the new leases increased 14.2% from the prior tenants’ ABR and increased 6.3% for both new and renewal leases on comparable space for the prior tenants’ ABR. The average ABR per leased sq. ft. of these new leases was $11.26 and the average ABR per leased sq. ft. of these new and renewal leases was $10.92.

•

Net income (loss) attributable to Brixmor Property Group Inc. was ($19.5) million for the three months ended March 31, 2013, as compared to ($37.9) million for the three months ended March 31, 2012. Net income (loss) attributable to common stockholders was ($122.6) million for the year ended December 31, 2012, $115.4 million for the period from June 28, 2011 through December 31, 2011, ($47.8) million for the period from January 1, 2011 to June 27, 2011, and ($321.4) million for the year ended December 31, 2010. Our results of operations for the period from June 28, 2011 through December 31, 2011 included a gain on bargain purchase recognized in connection with the Acquisition and our results of operations for the year ended December 31, 2010 include provisions for impairment of $256.2 million relating to real property.

•

Net cash provided by operating activities was $33.6 million for the three months ended March 31, 2013, as compared to $40.6 million for the three months ended March 31, 2012. Net cash provided by operating activities was $268.8 million for the year ended December 31, 2012, $56.7 million for the period from June 28, 2011 through December 31, 2011, $117.1 million for period from January 1, 2011 through June 27, 2011 and $308.9 million for the year ended December 31, 2010.

•

FFO, as adjusted, increased $8.2 million from $84.7 million for the three months ended March 31, 2012 to $92.9 million, or 9.7%, for the three months ended March 31, 2013 and increased by $48.1 million, or 15.6%, to $356.3 million for the year ended December 31, 2012 from $162.9 million for the period from June 28, 2011 through December 31, 2011 and $145.3 million for the period from January 1, 2011 through June 27, 2011. Additional information regarding FFO, a non-GAAP measure, including a reconciliation of net income (loss) to FFO, is included under “—Funds From Operations.”

•

Same property NOI increased $6.5 million from $185.6 million for the three months ended March 31, 2012 to $192.1 million, or 3.5%, for the three months ended March 31, 2013 and increased by $27.0 million, or 3.7%, to $755.9 million for the year ended December 31, 2012 from $371.8 million for the period from June 28, 2011 through December 31, 2011 and $357.1 million for the period from January 1, 2011 through June 27, 2011. Additional information regarding NOI, a non-GAAP measure, including a reconciliation of net income (loss) to NOI, is included under “—Same Property Net Operating Income.”

Acquisition Activity

•	There were no acquisitions during the three months ended March 31, 2013 or the three months ended March 31, 2012.

•

During the year ended December 31, 2012, we acquired three retail buildings, which were adjacent buildings at certain of our existing shopping centers, for approximately $5.5 million. In addition, we acquired the remaining 50% ownership in a 41.6 acre land parcel for a purchase price of $0.5 million.

•	In addition to the Acquisition, during the period June 28, 2011 through December 31, 2011, we acquired a land parcel for approximately $1.0 million.

•	There were no acquisitions during the period from January 1, 2011 through June 27, 2011 or the year ended December 31, 2010.

Disposition Activity

•	During the three months ended March 31, 2013, we disposed of two shopping centers for aggregate proceeds of $10.9 million.

•	During the three months ended March 31, 2012, we disposed of one land parcel and one building for aggregate proceeds of $1.4 million.

•	During the year ended December 31, 2012, we disposed of 19 shopping centers, two buildings and one land parcel for aggregate proceeds of $50.6 million.

•	During the period from June 28, 2011 through December 31, 2011, we sold approximately 1.1 acres of land for aggregate proceeds of $0.7 million.

•	During the period from January 1, 2011 through June 27, 2011, we sold two community and neighborhood shopping centers for aggregate proceeds of $53.5 million.

•	During the year ended December 31, 2010, we sold four shopping centers and two land parcels for aggregate proceeds of $41.4 million.

Our Results of Operations

Comparison of the Three Months Ended March 31, 2013 to the Three Months Ended March 31, 2012

Revenues (in millions)

	Three Months Ended March 31,
	2013	2012	$ Change
Revenues:
Rental income	$221.9	$218.3	$3.6
Expense reimbursements	62.0	58.8	3.2
Other revenues	3.3	3.6	(0.3)

Total revenues	$287.2	$280.7	$6.5

Rental income

The increase in rental income for the three months ended March 31, 2013 of approximately $3.6 million, as compared to the corresponding period in 2012, was primarily due to a $4.1 million increase in ABR driven by an increase in occupancy in the Same Property Portfolio from 89.1% as of March 31, 2012 to 89.5% as of March 31, 2013, an increase in leasing spreads of 7.4% for both new and renewal leases, and $0.2 million from the acquisition of properties during 2012, partially offset by a $0.8 million net decrease in the amortization of above- and below-market lease intangibles due to the expiration of leases and termination of leases.

Expense reimbursements

The increase in expense reimbursements of approximately $3.2 million is primarily due to an increase in the recovery percentage, which increased to approximately 81.7% for the three months ended March 31, 2013, as compared to 80.1% for the same period in 2012. The increased percentage of recoveries from tenants is primarily attributable to higher occupancy of our portfolio.

Other revenues

The decrease in other revenues of approximately $0.3 million for the three months ended March 31, 2013, as compared to the corresponding period in 2012, was primarily due to a decrease in fee revenues.

Operating expenses (in millions)

	Three Months Ended March 31,
	2013	2012	$ Change
Operating expenses:
Operating costs	$31.9	$32.2	(0.3)
Real estate taxes	44.0	41.1	2.9
Depreciation and amortization	115.5	134.8	(19.3)
Provision for doubtful accounts	2.6	3.0	(0.4)
General and administrative	24.0	24.3	(0.3)

Total operating expenses	$218.0	$235.4	$(17.4)

Operating costs

The decrease in operating costs in the three months ended March 31, 2013 of approximately $0.3 million, as compared to the corresponding period in 2012, was due to decreased snow removal costs of $0.7 million and decreased tenant related legal costs of $0.5 million, partially offset by $0.6 million in increased insurance costs and $0.3 million in increased utility costs.

Real estate taxes

Real estate taxes for the three months ended March 31, 2013 increased by $2.9 million from the corresponding period in 2012, primarily due to increased assessments at certain properties primarily in California and Illinois partially offset by decreases in assessments due to successful appeals of assessed values.

Depreciation and amortization

Depreciation and amortization for the three months ended March 31, 2013 decreased by $19.3 million from the corresponding period in 2012, primarily due to a $16.8 million decrease in amortization expense associated with in-place lease value intangible assets recorded in connection with the Acquisition due to tenant lease expirations and lease terminations.

Provision for doubtful accounts

The decrease of $0.4 million in the provision for doubtful accounts for the three months ended March 31, 2013, as compared to the corresponding period in 2012, was primarily due to lower billed receivables balance which, before the allowance for bad debt, decreased from $70.3 million as of March 31, 2012 to $59.3 million as of March 31, 2013. Moreover, the provision for doubtful accounts as a percentage of total revenues decreased from 1.1% for the three months ended March 31, 2012 to 0.9% for the three months ended March 31, 2013.

General and administrative

General and administrative costs decreased by $0.3 million for the three months ended March 31, 2013, as compared to the corresponding period in 2012, primarily due to decreased personnel costs.

Other income and expenses (in millions)

	Three Months Ended March 31,
	2013	2012	Change
Other income (expense):
Dividends and interest	$0.2	$0.3	$(0.1)
Interest expense	(92.0)	(96.5)	4.5

Total other expense, net	$(91.8)	$(96.2)	$4.4

Dividends and interest

Dividends and interest income remained approximately the same for the three months ended March 31, 2013, as compared to the corresponding period in 2012.

Interest expense

Interest expense decreased by $4.5 million for the three months ended March 31, 2013, as compared to the corresponding period in 2012, primarily due to (i) a decrease in the weighted-average outstanding debt balance of $6.4 billion for the three months ended March 31, 2013, as compared to $6.6 billion during the corresponding period in 2012, as a result of making scheduled principal payments and (ii) a decrease in the weighted-average interest rate of 5.8% for the three months ended March 31, 2013, as compared to 5.9% during the corresponding period in 2012. The decrease in the weighted-average interest rate was primarily due to decreases in LIBOR which is the base rate on most of our variable rate indebtedness. See “—Our Liquidity and Capital Resources” for additional information in respect of our indebtedness.

Equity in income/(loss) of unconsolidated real estate joint ventures: (in millions)

	Three Months Ended March 31,
	2013	2012	Change
Equity joint venture income (loss)
Equity in income (loss) of unconsolidated real estate joint ventures	$0.2	$0.1	$0.1

Equity in income of unconsolidated real estate joint ventures increased slightly for the three months ended March 31, 2013, as compared to the corresponding period in 2012. The increase was primarily due to the gain recognized on the sale of a property in one of our unconsolidated ventures.

Discontinued operations (in millions)

	Three Months Ended March 31,
	2013	2012	Change
Discontinued operations:
Income (loss) from discontinued operating properties	$0.1	$0.1	$—
Gain (loss) on sale of operating properties	—	$0.9	(0.9)
Impairment on real estate held for sale	(3.0)	$—	(3.0)

Income (loss) from discontinued operations	$(2.9)	$1.0	$(3.9)

Income (loss) from discontinued operating properties

Results from discontinued operations include the results from the following: (i) 19 shopping centers sold during the year ended December 31, 2012; (ii) two shopping centers sold during the three months ended March 31, 2013; and (iii) one shopping center classified as held for sale at March 31, 2013.

Gain (loss) on sale of operating properties

During the three months ended March 31, 2012, we disposed of one land parcel and one building for aggregate proceeds of approximately $1.4 million.

Impairment of real estate assets held for sale

During the three months ended March 31, 2013, we recognized provisions for impairment of $3.0 million relating to the shopping centers sold during the three months ended March 31, 2013. There were no impairment charges recognized during the three months ended March 31, 2012. For purposes of measuring the provision, fair value was determined based upon the contracts with buyers and then adjusted to reflect associated disposition costs.

Net income(loss) and net income (loss) attributable to Brixmor Property Group Inc.

Net loss attributable to Brixmor Property Group Inc. was $19.5 million and $37.9 million for the three months ended March 31, 2013 and 2012, respectively. The change is primarily attributable to (i) increased total revenues partially offset by higher real estate taxes, (ii) a decrease in interest expense and (iii) a decrease in depreciation and amortization expense, partially offset by a decrease in earnings from discontinued operations due to provisions for impairment.

Comparison of the Year Ended December 31, 2012 to the periods from January 1, 2011 through June 27, 2011 and period from June 28, 2011 to December 31, 2011

Revenues (in millions)

	Successor		Predecessor
	Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011
Revenue
Rental income	$882.8	$445.2	$428.4
Expense reimbursements	235.4	116.7	119.4
Other revenue	11.5	5.7	8.1

Total revenues	$1,129.7	$567.7	$555.8

Rental income

The increase in rental income for 2012 of approximately $9.2 million from 2011 was primarily due to the combined impact of a $16.2 million increase in ABR driven by a 60 basis point increase in occupancy as well as an increase in leasing spreads of 6.2% for both new and renewal leases and an increase in straight line rent of $3.8 million due to the effects of the Acquisition being included in our results of operations for a full year, partially offset by a $10.7 million net decrease in the amortization of above- and below-market lease intangibles due to the expiration of leases during 2011 and 2012 termination of leases.

Expense reimbursements

The decrease in expense reimbursements of approximately $0.7 million for 2012, as compared to 2011, was due to a decrease in reimbursable expenses. The impact of this decrease in expenses was partially offset by an increase in the recovery percentage, which increased to approximately 81.1% for 2012 as compared to 80.5% for 2011. The increased percentage of recoveries from tenants was primarily attributable to higher occupancy of our Historical Portfolio.

Other revenues

The decrease in other revenues of approximately $2.3 million for 2012, as compared to 2011, was primarily due to a decrease in fee revenues.

Operating expenses (in millions)

	Successor		Predecessor
	Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011
Operating expenses
Operating costs	$126.4	$63.2	$68.5
Real estate taxes	163.7	81.4	80.3
Depreciation and amortization	506.6	295.4	175.1
Provision for doubtful accounts	11.9	8.9	11.1
Acquisition related costs	0.5	41.4	5.6
General and administrative	88.9	50.4	57.4

Total operating expenses	$898.1	$540.6	$398.1

Operating costs

The decrease in operating costs in 2012 of $5.3 million, as compared to 2011, was due to decreased snow removal costs of approximately $3.0 million and decreased utilities of approximately $1.3 million due to a milder winter, decreased repairs and maintenance costs of approximately $2.7 million and decreased tenant related legal costs of approximately $1.2 million. These decreases were partially offset with increased insurance costs of approximately $4.0 million.

Real estate taxes

Real estate taxes for 2012 increased by $2.0 million from 2011 is due to higher assessments at certain properties.

Depreciation and amortization

The increase in depreciation of $36.1 million for 2012, as compared to 2011, was primarily due to $18.2 million due to the Acquisition and resultant change in basis recorded in connection therewith and $17.9 million due to capital expenditures since the Acquisition.

Provision for doubtful accounts

The decrease of $8.1 million in the provision for doubtful accounts for 2012, as compared to 2011, was primarily due to lower billed receivables which, before the allowance for bad debt, decreased from $74.2 million as of December 31, 2011 to $58.7 million as of December 31, 2012. Moreover, the provision for doubtful accounts as a percentage of total revenues decreased from 2.00% for the period January 1, 2011 to June 27, 2011 to 1.57% for the period June 28, 2011 to December 31, 2011 to 1.05% for the year ended December 31, 2012.

Acquisition related costs

Acquisition costs incurred during 2011 primarily related to the Acquisition and included legal, accounting, consulting, advisory fees and transfer taxes and other acquisition costs. Acquisition costs incurred during 2012 related to the acquisition of three retail buildings, which were adjacent buildings at three of our existing shopping centers.

General and administrative

General and administrative costs decreased by $18.9 million for 2012, as compared to 2011, due to decreased (i) personnel costs of approximately $7.1 million due to reductions made in staffing coupled with a one-time retention bonus payment made to certain employees in 2011, (ii) tax consulting fees of approximately $4.9 million due to increased costs incurred during 2011 as a result of the Acquisition coupled with reduced tax complexity post-Acquisition, (iii) state franchise taxes of $5.9 million in 2012 due to change in structure as a result of the Acquisition and (iv) state transfer taxes of $6.2 million. Transfer taxes unrelated to the Acquisition were incurred during the Predecessor period from January 1, 2011 through June 27, 2011. These decreases were partially offset by an increase of $5.4 million related to stock based compensation expense due to long-term incentive awards granted to certain of our employees in November 2011 and increased severance costs of approximately $0.7 million due to staff reductions.

Other income and expenses (in millions)

	Successor		Predecessor
	Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011
Other income (expenses)
Dividends and interest	$1.1	$0.6	$0.8
Gain on bargain purchase	—	328.8	—
Interest expense	(387.1)	(205.2)	(192.1)
Gain on sale of real estate	0.5	—	—
Other	(0.5)	2.1	(4.7)

Total other income (expense)	$(386.0)	$126.3	$(196.0)

Dividends and interest

Dividends and interest income decreased slightly due to lower cash balances during 2012, as compared to the 2011 periods.

Gain on bargain purchase

The Acquisition was accounted for as a business combination. As a result, the associated consideration was allocated to the assets acquired and liabilities assumed based on management’s estimate of fair value using the information available at the date of the Acquisition.

The fair value of the identifiable assets acquired and liabilities assumed exceeded the sum of the fair value of the consideration transferred and the fair value of the non-controlling interest. As a result, a gain on bargain purchase of approximately $328.8 million was recognized.

Interest expense

Interest expense decreased $10.2 million for 2012, as compared to 2011, primarily due to: (i) a $3.4 million decrease due to repayments of unsecured bonds of approximately $29.6 million in November 2011 and

$95.8 million during 2012; (ii) a $30 million decrease due to the repayment of approximately $2.4 billion of debt in connection with the Acquisition; (iii) a $10.4 million decrease due to the mark-to-market debt adjustment as a result of the Acquisition; (iv) a $2.1 million decrease in loan defeasance costs that were incurred in 2011 in connection with the Acquisition; (v) increased capitalized interest of approximately $1.1 million due to increased redevelopment spend; (vi) decreased loan consent fees of $0.9 million that were incurred in connection with the Acquisition in 2011 that were not incurred in 2012; and (vii) decreased advisor costs of approximately $3.2 million that were incurred during the Predecessor period. These decreases were partially offset by interest costs of approximately $43.4 million related to the financing incurred as part of the Acquisition of $1.5 billion. See “—Our Liquidity and Capital Resources” and “Description of Indebtedness” for additional information in respect of our indebtedness.

Gain on sale of real estate

During 2012, we sold one land parcel and two buildings for net proceeds of $1.4 million.

During the period from June 28, 2011 through December 31, 2011, we sold approximately 1.1 acres of land for net proceeds of $0.7 million. There was no gain or loss recognized on the sale.

Other

The change in other of $2.1 million was primarily due to a $3.3 million impairment of intangible assets for the Predecessor period from January 1, 2011 through June 27, 2011. The intangible assets consisted of property management contracts that were fully impaired as of the date of the Acquisition.

Equity income (loss) in unconsolidated ventures (in millions)

	Successor		Predecessor
	Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011
Equity in income (loss) of unconsolidated joint ventures	$0.7	$(0.2)	$(0.4)
Impairment of investment in unconsolidated joint ventures	$(0.3)	$—	$—

Equity in income (loss) of unconsolidated ventures increased by $1.3 million in 2012, as compared to 2011, due to improved operating performance of the properties owned by certain of the unconsolidated real estate joint ventures coupled with a gain on a land parcel sale in one of the unconsolidated real estate joint ventures.

During 2012, we recognized provisions for impairment associated with certain of our joint ventures investments due to the operating performance of these joint ventures and general market conditions.

Discontinued operations

	Successor		Predecessor
	Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011
Discontinued operations:
Income from discontinued operations	$1.5	$(0.1)	$0.2
Gain on disposition of properties	5.4	—	—
Impairment of real estate assets held for sale	(13.6)	—	(8.6)

Income from discontinued operations	$(6.7)	$(0.1)	$(8.4)

Income (loss) from discontinued operations

Results from discontinued operations included the results from: (i) 19 community and neighborhood shopping centers sold during 2012 and (ii) two community and neighborhood shopping centers sold during the period from January 1, 2011 through June 27, 2011.

Gain on disposition of properties

In connection with the sale of shopping centers in 2012, we recognized a gain of $5.4 million.

Impairment of real estate assets held for sale

In connection with the disposition of 19 community and neighborhood shopping centers in 2012 we recognized $13.6 million of provisions for impairment. For purposes of measuring the provision, fair value was determined based upon the contracts with buyers or for purchase and then adjusted to reflect associated disposition costs.

Net (loss) income attributable to Brixmor Property Group Inc. (in millions)

	Successor		Predecessor
	Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011
Net (loss) income attributable to the Company	$(122.6)	$115.4	$(47.8)

The decrease in net income attributable to us in 2012, as compared to 2011, was primarily due to: (i) the decrease in gain on bargain purchase of $328.8 million recognized in connection with the Acquisition and (ii) an increase in depreciation expense which were partially offset by: (a) an increase in rental income, (b) a decrease in Acquisition-related costs, (c) a decrease in provision for doubtful accounts, (d) a decrease in general and administrative costs and (e) a decrease in interest expense; and (iii) the change in net income (loss) attributable to non-controlling interests.

Comparison of the period from January 1, 2011 through June 27, 2011 and the period from June 28, 2011 through December 31, 2011 to the year ended December 31 2010

Revenues (in millions)

	Successor	Predecessor
	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Revenue
Rental income	$445.2	$428.4	$875.2
Expense reimbursements	116.7	119.4	238.3
Other revenue	5.7	8.1	16.3

Total revenues	$567.7	$555.8	$1,129.9

Rental income

The decrease in rental income of $1.6 million for 2011 as compared to 2010 was primarily due to the combined impact of: (i) flat ABR in 2011 as most of the increase in the occupancy is due to leases signed in the later part of 2011 for which the increases in occupancy and leasing spreads will be in 2012; (ii) an increase in straight line rent of $7.3 million due to commencement of new leases with rent increases during 2011 and 2012, partially offset by (iii) a $8.3 million net decrease in the amortization of above and below-market lease intangibles.

Expense reimbursements

The decrease in expense reimbursements of approximately $2.2 million for 2011 as compared to 2010 was due to a slight decrease in recovery rates from 80.8% for 2010 to 80.5% for 2011.

Other revenues

The decrease in other revenues of approximately $2.5 million for 2011, as compared to 2010, was primarily due to a decrease in percentage rents.

Operating expenses (in millions)

	Successor	Predecessor
	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Operating expenses
Operating costs	$63.2	$68.5	$128.9
Real estate taxes	81.4	80.3	166.2
Depreciation and amortization	295.4	175.1	393.5
Impairment of real estate assets	—	—	256.2
Provision for doubtful accounts	8.9	11.1	16.3
Acquisition related costs	41.4	5.6	4.8
General and administrative	50.4	57.4	94.6

Total operating expenses	$540.6	$398.1	$1,060.5

Operating costs

The increase in operating costs of $2.8 million in 2011, as compared to 2010, was due to increased repairs and maintenance and landscaping costs of approximately $4.2 million partially offset by a decrease in insurance expense of approximately $1.9 million.

Real estate taxes

Real estate taxes for 2011 decreased by $4.5 million from 2010 due to a decrease in assessments at certain properties.

Depreciation and amortization

The increase in depreciation of $77.0 million for 2011, as compared to 2010, was primarily due to the Acquisition and resultant change in basis recorded in connection therewith and capital expenditures.

Impairment of real estate assets

During 2010, we recognized provisions for impairment on real estate assets of $256.2 million (excluding impairments included in discontinued operations) relating to adjustments to property carrying values. The volatile economic conditions that were present during 2009 continued into 2010. These volatile conditions lead to increased capitalization rates, discount rates and vacancies as well as deterioration of real estate fundamentals which impacted net operating income and leasing which further contributed to declines in the real estate markets. As a result of these conditions, as well our strategy during such periods to dispose of certain community and neighborhood shopping centers, we recognized provisions for impairment. No impairments were recognized on real estate properties during the period from June 28, 2011 through December 31, 2011 or the period January 1, 2011 through June 27, 2011.

Provision for doubtful accounts

The increase in the provision for doubtful accounts of $3.7 million is due to an increase incurred during the period from January 1, 2011 through June 27, 2011 due to challenging market conditions and operating environment of our tenants. The provision for doubtful accounts as a percentage of total revenues was 1.44% during the year ended December 31, 2010 and increased to 2.00% for the Predecessor period January 1, 2011 to June 27, 2011 and decreased to 1.57% for the Successor period June 28, 2011 to December 31, 2011. Receivables before the allowance for bad debt decreased from $85.6 million as of December 31, 2010 to $74.2 as of December 31, 2011.

Acquisition related costs

Acquisition costs incurred during 2011 and 2010 are related to the Acquisition and primarily include legal, accounting, consulting, advisory fees and transfer taxes and other acquisition costs. The increase of approximately $42.2 million in 2011, as compared to 2010, was result of the timing of activities occurring in connection with the Acquisition.

General and administrative

The increase in general and administrative costs of $13.2 million in 2011, as compared to 2010, was primarily due to the combined impact of: (i) an increase in state transfer taxes unrelated to the Acquisition of approximately $4.5 million, which were incurred during the Predecessor period from January 1, 2011 to June 27, 2011; (ii) an increase in personnel related costs of $7.5 million due to one-time retention bonus paid to certain employees and normal salary increases coupled with increased medical costs; and (iii) an increase of $1.1 million related to stock based compensation expense due to long-term incentive awards granted to certain of our employees in November 2011.

Other income and expense (in millions)

	Successor	Predecessor
	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Other income (expenses)
Dividends and interest	$0.6	$0.8	$2.2
Gain on bargain purchase	328.8	—	—
Interest expense	(205.2)	(192.1)	(374.9)
Gain on sale of real estate	—	—	(0.1)
Other	2.1	(4.7)	5.5

Total other income (expense)	$126.3	$(196.0)	$(367.3)

Dividends and interest

Dividends and interest income decreased slightly in 2011 from 2010 due to lower cash balances during 2011.

Gain on bargain purchase

The Acquisition was accounted for as a business combination. As a result, the associated consideration was allocated to the assets and liabilities assumed based on management’s estimate of fair value using the information available at the date of the Acquisition.

The fair value of the identifiable assets acquired and liabilities assumed exceeded the sum of the fair value of the consideration transferred and the fair value of the non-controlling interest. As a result, we recognized a gain on bargain purchase of approximately $328.8 million.

Interest expense

Interest expense increased $22.4 million in 2011, as compared to 2010, due to: (i) increased interest expense of approximately $10.9 million due to the $659.0 million refinancing in July 2010 at an increased interest rate of approximately 2.75%, increasing from an average interest rate of 4.0% to 6.75%; (ii) increased interest expense of approximately $7.4 million due to a refinancing completed in December 2010 for increased debt of approximately $106 million at a slightly higher interest rate; (iii) increased interest costs of approximately $44 million related to the $1.5 billion financing incurred as part the Acquisition; and (iv) increased interest expense of approximately $13.6 million due to the refinancing of a $424.0 million loan at an average interest rate of 4.27% with a $310 million loan with an interest rate of 5.91% and a financing liability of approximately $121.5 million with an interest rate of 11%. These increases were partially offset by: (i) a $30.1 million decrease due to the repayment of approximately $2.4 billion of debt in connection with the Acquisition; (ii) a decrease of $5.9 million due to the repayment of $142.1 of unsecured notes with an interest rate of 4.5%; (iii) decreased debt amortization costs of $8.8 million due to decreased amortization of debt costs as a result of the Acquisition; and (iv) decrease of $10.1 million due to the mark to market debt adjustment recorded as part of the Acquisition. See “—Our Liquidity and Capital Resources” and “Description of Indebtedness” for additional information in respect of our indebtedness.

Gain on sale of real estate assets

During 2010, we sold two land parcels for aggregate proceeds of approximately $0.5 million.

Other

The change in other was due to a decrease in gain on extinguishment of debt of $4.7 million in connection with the early repayment of unsecured bonds in 2010 and $3.3 million impairment of intangible assets for the Predecessor period from January 1, 2011 through June 27, 2011.

Equity in income/(loss) of unconsolidated real estate joint ventures (in millions)

	Successor	Predecessor
	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Equity in loss of unconsolidated joint ventures	$(0.2)	$(0.4)	$(2.1)
Impairment of investment in unconsolidated joint ventures	$—	$—	(1.7)

Equity in loss of unconsolidated real estate joint ventures decreased in 2011 due to increased operating performance of the properties owned by certain unconsolidated real estate joint ventures.

During the year ended December 31, 2010, we recognized provisions for impairment associated with certain of our real estate joint ventures due to operating performance of these joint ventures and general market conditions.

Discontinued operations (in millions)

	Successor	Predecessor
	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Discontinued operations:
Income (loss) from discontinued operations	$(0.1)	$0.2	$1.8
Gain on disposition of properties	—	—	—
Impairment of real estate assets held for sale	—	(8.6)	(36.5)

Income (loss) from discontinued operations	$(0.1)	$(8.4)	$(34.7)

Income from discontinued operations

Results from discontinued operations include the results from the following: (i) two shopping centers sold during the period from January 1, 2011 through June 27, 2011; and (ii) four shopping centers sold during 2010.

Impairment of real estate assets held for sale

In connection with the disposition of the four shopping centers sold during 2010, we recognized provisions for impairment of approximately $24.5 million. In addition, in 2010 we recognized $12.0 million impairment of properties sold in subsequent periods. See “—Impairments of real estate assets” above for further detail regarding these impairments.

In connection with the sale of the two shopping centers during the period from January 1, 2011 through June 27, 2011, we recognized impairments of approximately $8.6 million.

For purposes of measuring the provision for the assets sold, fair value was determined based upon the contracts with buyers and then adjusted to reflect associated disposition costs.

Net income (loss) attributable to Brixmor Property Group Inc. (in millions)

	Successor	Predecessor
	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Net income (loss) attributable to Brixmor Property Group Inc.	$115.4	$(47.8)	$(321.4)

Net income (loss) attributable to Brixmor Property Group Inc. increased $389.0 million from $321.4 for the year ended December 31, 2010 as compared to ($47.8) million for the period from January 1, 2011 through June 27, 2011 and $115.4 million for the period from June 28, 2011 to December 31, 2011 due to: (i) gain on bargain purchase related to the Acquisition of $328.8 million; (ii) decreased impairments of $256.2 million due to improved market conditions and portfolio operating performance; and (iii) decreased impairment related to discontinued operations of $27.9 million, partially offset by (a) increased depreciation of $77.0 million due to the establishment of a new basis in connection with the Acquisition, (b) increased Acquisition-related costs of $42.2 million, (c) increased general and administrative costs of $13.2 million, (d) increased interest expense of $22.4 million, (e) increased income taxes of $16.4 million due to increased income of one of our taxable REIT subsidiaries and (f) increased net income attributable to non-controlling interests of $37.1 million.

Our Liquidity and Capital Resources

We anticipate that our cash flows from the sources listed below will provide adequate capital for the next 12 months for all anticipated uses, including all scheduled principal and interest payments on our outstanding indebtedness, current and anticipated tenant improvements, stockholder distributions to maintain our qualification as a REIT and other capital obligations associated with conducting our business.

Our primary expected sources and uses and capital are as follows:

Sources	Uses
• cash and cash equivalents; • operating cash flow; • available borrowings under our existing revolving credit facility; • issuance of long-term debt; • issuance of equity; and • asset sales.

  Short term:

•    active redevelopments;

•    tenant improvements allowances and leasing costs;

•    recurring maintenance capital expenditures;

•    debt repayment requirements;

•    corporate and administrative costs; and

•    distribution payments.

Long term:

•    major redevelopment, renovation or expansion programs at individual properties;

•    acquisitions; and

•    debt maturities.

Unsecured Credit Facility

On July 16, 2013, our Operating Partnership entered into a Senior Unsecured Credit Facility (the “Unsecured Credit Facility”) with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as syndication agents and Barclays Capital plc, Citibank, N.A., Deutsche Bank Securities Inc. and Royal Bank of Canada, as documentation agents.

The Unsecured Credit Facility includes a $1,500.0 million term loan facility (the “Term Loan Facility”), maturing on July 31, 2018, and a $1,250.0 million revolving credit facility (the “Revolving Facility), maturing on July 31, 2017. The Revolving Facility includes borrowing capacity available for letters of credit and for short-term borrowings and an option for us to increase the size of the facility, raise incremental credit facilities, and extend the maturity date subject to certain limitations.

Unsecured Credit Facility borrowings bear interest, at our Operating Partnership’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus half of 1%, and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to a particular borrowing.

The margin associated with Term Loan Facility borrowings is based on a total leverage based grid and ranges from 0.40% to 1.00%, for base rate loans, and 1.4% to 2.0% for LIBOR rate loans. The margin associated with Revolving Facility borrowings is also based on a total leverage based grid and ranges from 0.50% to 1.10%, for base rate loans, and 1.50% to 2.10%, for LIBOR rate loans.

Our Operating Partnership, in addition to recurring interest payments, is required to pay a commitment fee to the lenders related to the Revolving Credit Facility in respect of the unutilized commitments thereunder and customary letter of credit fees. The commitment fee is based on the daily-unused amount and is either 0.25% or 0.175% per annum. Voluntary prepayments are permitted at any time without premium or penalty, subject to certain minimum amounts and the payment of customary “breakage” costs in respect of LIBOR rate loans. The Unsecured Credit Facility requires no amortization payments.

During the remainder of 2013, we have an aggregate of approximately $757.1 million of mortgage loans, $50.0 million of unsecured notes payable scheduled to mature and, $31.5 million of scheduled mortgage amortization payments. We currently intend to repay approximately $700 million of the 2013 maturing mortgage loans including approximately $41.9 million of maturing debt associated with the Arapahoe acquisition with borrowings under the Unsecured Credit Facility. The balance of 2013 debt maturities are anticipated to be extended, refinanced or repaid with operating cash flows. We currently intend to repay $270 million of our 2015 maturities and approximately $1.4 billion of our 2016 maturities in August 2013 with borrowings under the Unsecured Credit Facility. The balance available on the revolving credit facility after the above repayments will be approximately $424 million.

Our cash flow activities are summarized as follows (in millions):

	(Successor)				(Predecessor)
	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
	2013	2012
Net cash flow provided by operating activities	$33.6	$40.6	$268.8	$56.7	$117.1	$308.9
Net cash flow used for investing activities	$(22.9)	$(43.8)	$(118.7)	$(1,387.0)	$(18.8)	$(43.7)
Net cash flow (used for)/provided by financing activities	$(7.5)	$(28.1)	$(204.7)	$1,487.9	$(354.6)	$(130.7)

Operating activities

Cash and cash equivalents were $106.4 million and $103.1 million as of March 31, 2013 and December 31, 2012, respectively.

Our net cash flows provided by operating activities primarily consist of net income from property operations, adjusted for non-cash items including depreciation and amortization, amortization of lease intangibles, the compensation expense associated with our Class B units and provisions for impairment.

For the three months ended March 31, 2013, net cash flow provided by operating activities increased $7.0 million as compared to the corresponding period in 2012. The increase is primarily due to a $6.5 million increase in Same Property NOI.

Net cash flow provided by operating activities for the 12 months ended December 31, 2012 was $268.8 million, as compared to $56.7 million for the period from June 28, 2011 through December 31, 2011 and $117.1 million for the period from January 1, 2011 through June 27, 2011. The increase of $95.0 million is primarily due to (i) an increase in Same Property NOI of $27.0 million, (ii) a decrease in acquisition related costs of $46.5 million, and (iii) a decrease in general and administrative costs of $24.4 million excluding the compensation expense related to the Class B units, partially offset by a $5.2 million decrease due to working capital movements.

Net cash flow provided by operating activities for the period from June 28, 2011 through December 31, 2011 was $56.7 million and $117.1 million for the period from January 1, 2011 through June 27, 2011, as compared to $308.9 for the year ended December 31, 2010. The decrease of $135.1 million is primarily due to (i) a decrease in Same Property NOI of $6.5 million, (ii) increased Acquisition related costs of $42.2 million, (iii) increased general and administrative costs of $12.2 million excluding the compensation expense related to the Class B units and (iv) an increase in interest expense of $42.1 million excluding the impact of amortization of discount/premium and amortization of deferred financing costs, partially offset by a $20.4 million decrease due to working capital movements.

Investing activities

Net cash flows used for investing activities are impacted by the nature, timing and extent of improvements made to our shopping centers, allowances provided to our tenants, and our acquisition and disposition programs. Capital used to fund these activities, and the source thereof, can vary significantly from period to period based on, for example, negotiations with tenants and their willingness to pay higher base rents over the terms of their respective leases and the availability of operating cash flows to do so.

For the three months ended March 31, 2013, net cash used for investing activities decreased $20.9 million as compared to the corresponding period in 2012. The decrease was due to increased proceeds from asset sales of $9.2 million and lower levels of capital invested in improvements in our shopping centers. During the three months ended March 31, 2013, we invested approximately $35.3 million in improvements and completed 10 redevelopment projects with an aggregate cost of approximately $43 million including costs incurred in prior years.

On an annual basis, net cash flows used for investing activities decreased significantly in 2012 relative to 2011 and increased significantly in 2011 relative to 2010 due primarily to the effects of the Acquisition, which resulted in the use of approximately $1.3 billion of our capital and capital used to improve our shopping centers which increased by approximately $61.3 million in 2011 and $37.7 million in 2010. Proceeds from asset sales generally remained stable in 2012 as compared to 2011 and in 2011 as compared to 2010. During 2012, we disposed of 19 shopping centers, two buildings and one land parcel for aggregate proceeds of $50.6 million. During the period from June 28, 2011 through December 31, 2011, we sold approximately 1.1 acres of land for aggregate proceeds of $0.7 million. During the period from January 1, 2011 through June 27, 2011, we sold two shopping centers for proceeds of $53.5 million. During the year ended December 31, 2010, we sold four shopping centers and two land parcels for proceeds of $41.4 million.

We continue to execute our strategy to selectively dispose of non-core properties on an opportunistic basis to generate cash proceeds, including in connection with this offering, and to invest our capital in improvements to our neighborhood and community shopping centers. Currently, our in-process redevelopments relate to 25 neighborhood and community shopping centers for which we anticipate incurring approximately $95.7 million in improvements, of which $61.2 million had not yet been incurred as of March 31, 2013.

Financing activities

Our net cash used in, or provided by, financing activities is impacted by the nature, timing and extent of issuances of debt and equity, principal and other payments associated with our outstanding indebtedness, and prevailing market conditions associated with each source of capital.

During the three months ended March 31, 2013 net cash used in financing activities decreased $20.6 million as compared to the corresponding period in 2012. The decrease was due to $57 million of proceeds from the refinancing completed on February 27, 2013, which was used to repay the $42 million of mortgages. Repayments of debt obligations excluding the $42 million repayment decreased approximately $19.5 million due to loan repayments made for the three months ended March 31, 2012.

Net cash flow (used in) provided by investing activities for 2012 was ($204.7) million as compared to $1,487.9 million for the period from June 28, 2011 through December 31, 2011 and ($354.6) million for the period from January 1, 2011 through June 27, 2011. The decrease of $1,338.0 million was due to $1,742.4 million in proceeds from issuance of stock and $560.1 million proceeds from the issuance of non controlling interest in 2011 and no issuances in 2012. This decrease was offset by $923.5 million in net repayment of debt obligations primarily due to the repayment of debt in connection with the Acquisition.

Net cash flow provided by (used in) financing activities for the period from June 28, 2011 through December 31, 2011 was $1,487.9 million and ($354.6) million for the period from January 1, 2011 through June 27, 2011 as compared to ($130.7) million for the year ended December 31, 2010. The $1,264.0 million increase was due to $1,742.4 million in proceeds from issuance of stock and $560.1 million proceeds from the issuance of non controlling interest in 2011. This increase was offset by $1,087.7 million in net repayment of debt obligations primarily due to the repayment of debt in connection with the Acquisition.

Debt transactions

We refinanced $42.0 million of mortgage loans with the proceeds of a $57.0 million mortgage loan. The $57.0 million mortgage loan, which closed on February 27, 2013, is secured by three shopping centers, bears interest at a rate equal to LIBOR (subject to a floor of 25 basis points) plus a spread of 350 basis points, requires interest payments monthly and matures on March 1, 2016, subject to two extension options which allow us to extend the maturity date through March 1, 2018 provided that certain financial conditions are satisfied.

On August 22, 2012, certain of our indirect wholly-owned subsidiaries obtained a $90.0 million mortgage loan which loan is secured by three of our shopping centers and a guaranty by BPG Subsidiary of certain customary recourse carveout liabilities. The loan bears interest at a rate equal to LIBOR (subject to a floor of 50 basis points) plus a spread of 375 basis points, payable monthly, and is scheduled to mature on September 1, 2015, with two extension options that allow the loan to be extended through September 1, 2016 and then to August 1, 2017, subject in each case to the satisfaction of certain financial conditions.

On August 22, 2012, certain of our wholly-owned subsidiaries obtained a $270.0 million mortgage loan which is secured by 27 of our shopping centers and a guaranty by BPG Subsidiary of certain customary recourse carveout liabilities. The loan bears interest at a rate equal to LIBOR (subject to a floor of 50 basis points) plus a spread of 395 basis points, payable monthly, and is scheduled to mature on September 1, 2015, with two extension options that allow the loan to be extended through September 1, 2016 and then to September 1, 2017, subject in each case to the satisfaction of certain financial conditions.

The proceeds from the $90.0 million mortgage loan and the $270.0 million mortgage loan described above, together with $14 million of cash on hand, were used to repay approximately $374.0 million of maturing debt. As a result of debt repayments during 2012, 15 of our previously encumbered real estate assets are now unencumbered.

In connection with the Acquisition, we repaid and/or refinanced a $1,652.0 million bridge loan and $714.4 million of mortgage and secured loans, with $1,480.0 million of mortgage and secured loans and $886.0 million of the initial capital contribution made by an affiliate of our Sponsor. The repayment and refinancing of this indebtedness commenced our strategy of deleveraging our balance sheet.

During 2012, we repaid approximately $95.8 million of unsecured notes with cash. We also repaid mortgages of $29.6 million of mortgages with cash.

In November 2011, we repaid approximately $29.25 million of unsecured notes with cash.

We repaid $142.1 million of unsecured notes in January 2011 with cash.

On July 1, 2011, additional mezzanine loan financing of $62.0 million was obtained pursuant to loan advances made under two mezzanine loan facilities with a maximum aggregate principal amount of $225.0 million, which loans are now fully funded and are secured by, among other things, the limited liability company interests of certain of our indirect wholly-owned subsidiaries that own seven community and neighborhood shopping centers.

On June 17, 2011, certain of our wholly-owned subsidiaries obtained a $163 million mortgage loan which is secured by seven of our shopping centers. The proceeds of the loan were used to repay $162.4 million of maturing debt.

On July 28, 2010, certain of our wholly-owned subsidiaries entered into loan agreements for an aggregate principal amount of $659.0 million. The loan is secured by 76 of our shopping centers and guaranteed by BPG Subsidiary of certain customary recourse carveout liabilities. The loan bears interest at a rate of 6.75% and has a maturity date of August 1, 2020. The proceeds from the loan were used to repay approximately of $580.2 million of maturing debt.

In December 2010, certain of our wholly-owned subsidiaries obtained a $217.7 million mortgage loan which is secured by 20 of our shopping centers. The loan bears interest at a rate of 6.24% and has a maturity date of January 6, 2021. The proceeds of the loan were used to repay approximately $111.5 million of maturing debt.

On December 6, 2010, certain of our wholly-owned subsidiaries obtained a $310.0 million mortgage loan which is secured by 24 shopping centers. The proceeds from the loan along with cash contributed from Inland as detailed below and cash on hand was used to repay $424 million of maturing debt.

On December 6, 2010, we formed a real estate venture with Inland American CP Investment, LLC (“Inland”). We contributed 25 community and neighborhood shopping centers with a fair value of approximately $471.0 million and Inland contributed cash of $121.5 million, resulting in Inland receiving a 70% ownership interest with a cumulative preferential share of cash flow generated by the shopping centers at an 11% stated return. We received a 30% ownership interest, subordinated to Inland’s preferred interest. Due to the venture agreement providing Inland with the right to put its interest to us for an amount of cash equal to the amount it contributed plus accrued interest beginning December 6, 2015, we consolidate the real estate venture under the financing method which requires the amount Inland contributed to be reflected as a liability. The venture agreement also provides us with the right to call Inland’s interest, beginning December 6, 2014, for an amount of cash determined on the same basis.

Contractual Obligations

Our contractual debt obligations relate to our notes payable, mortgages and secured loans and financing liabilities with maturities ranging from one year to 23 years, and non cancellable operating leases pertaining to our shopping centers.

The following table summarizes our debt maturities (excluding options and fair market debt adjustments) and obligations under non-cancelable operating lease as of March 31, 2013.

(in thousands)	Total	Less than 1 year (remaining nine months of 2013)	1-3 years	3-5 years	more than 5 years
Debt (1)	$6,410,662	$838,675	$1,424,839	$3,014,972	$1,132,176
Interest payments (2)	1,478,437	298,401	646,517	282,473	251,046
Financing liabilities	171,649	703	131,128	2,071	37,747
Operating leases	136,102	6,624	17,117	16,073	96,288

Total	$8,196,850	$1,144,403	$2,219,601	$3,315,589	$1,517,257

(1)	Debt includes scheduled amortization and scheduled maturities for mortgages and secured loans and notes payable. Maturities for 1-3 years include the first dates that note holders can require us to redeem all or a portion of the notes pursuant to these put repurchase rights.
(2)	We incur interest on $722.0 million of mortgages using the 30-day LIBOR rate (which was 0.2% as of March 31, 2013, subject to certain rate floor requirements ranging from 25 basis points to 75 basis points), plus interest spreads ranging from 250 basis points to 465 basis points. The remaining balance of variable rate mortgages bears interest at the Prime Rate published in the Wall Street Journal, which was 3.25% as of March 31, 2013, plus an interest spread of 75 basis points.

As of March 31, 2013, we had approximately $404.6 million of notes payable outstanding, excluding the impact of unamortized premiums, with a weighted average interest rate of 5.97%. The agreements related to these notes payable contain certain covenants, including the maintenance of certain financial coverage ratios. As of March 31, 2013, we were in compliance with the covenants.

The holders of the notes issued under our 1995 indenture have a put right that requires us to repurchase notes tendered by holders (but does not require such holders to tender their notes) for an amount equal to the principal amount plus accrued and unpaid interest on January 15, 2014. As of March 31, 2013, there was a $104.6 million aggregate principal amount of notes outstanding under the 1995 indenture.

Consolidated Indebtedness to be Outstanding After This Offering

The following table sets forth certain information with respect to our indebtedness as of March 31, 2013 that we expect will be outstanding after this offering.

	Balance	Number of Properties Serving as Collateral	Weighted Average Interest Rate		Weighted Average Maturity
	($ in thousands)				(in years)
Mortgages and secured loans:

Fixed rate mortgages and secured loans	$			%
Variable rate mortgages and secured loans

Total mortgages and secured loans

Financing liabilities
Unsecured notes
Unsecured credit facility

Total debt obligations	$

The following table sets forth the amount of our pro forma indebtedness outstanding as of March 31, 2013 that matures during the periods presented.

Balance
(in thousands)
Year ending December 31,
2013	$
2014
2015
2016
2017
Thereafter

Total	$

Funds From Operations

FFO is a supplemental non-GAAP measure utilized to evaluate the operating performance of real estate companies. NAREIT defines FFO as net income/(loss) attributable to common stockholders computed in accordance with GAAP, excluding (i) gains or losses from sales of operating real estate assets and (ii) extraordinary items, plus (iii) depreciation and amortization of operating properties and (iv) impairment of depreciable real estate and in substance real estate equity investments and (v) after adjustments for unconsolidated partnerships and joint ventures calculated to reflect funds from operations on the same basis.

We present FFO as we consider it an important supplemental measure of our operating performance and we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting results. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

We also present FFO as adjusted as an additional supplemental measure as we believe it is more reflective of our core operating performance. We believe FFO as adjusted provides investors and analysts an additional measure in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. FFO as adjusted is generally calculated by us as FFO excluding certain transactional income and expenses and non-operating impairments which management believes are not reflective of the results within our operating real estate portfolio.

FFO is a supplemental non-GAAP financial measure of real estate companies’ operating performances, which does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative for net income as a measure of liquidity. Our method of calculating FFO and FFO as adjusted may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

Our reconciliation of net income (loss) to FFO and FFO as adjusted for the three months ended March 31, 2013 and 2012, year ended December 31, 2012, period from June 28, 2011 through December 31, 2011, period from January 1, 2011 through June 27, 2011 and year ended December 31, 2010 is as follows (in millions):

	Successor				Predecessor
	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
	2013	2012
Net income (loss)	$(25.4)	$(49.8)	$(160.7)	$153.1	$(47.1)	$(320.0)
Gain on disposition of operating properties	—	(0.9)	(5.4)	—	—	—
(Gain)/loss on disposition of joint venture operating properties	—	0.1	—	—	—	3.3
Depreciation and amortization—real estate related-continuing operations	115.0	134.0	503.9	293.4	173.0	389.4
Depreciation and amortization—real estate related-discontinued operations	0.2	1.3	3.8	3.3	4.3	11.1
Depreciation and amortization—real estate joint ventures	0.1	0.1	0.8	0.5	0.9	3.8
Impairments of operating properties	—	—	—	—	—	256.2
Impairments of real estate held for sale	3.0	—	13.6	—	8.6	36.5
Impairments of real estate joint ventures	—	—	0.3	—	—	1.7
Gain on bargain purchase	—	—	—	(328.8)	—	—

FFO	$92.9	$84.8	$356.3	$121.5	$139.7	$382.0

Gains from development/land sales	—	(0.1)	(0.5)	—	—	0.1
Acquisition-related costs	—	—	0.5	41.4	5.6	4.8

Total adjustments	—	(0.1)	—	41.4	5.6	4.9

FFO as adjusted	$92.9	$84.7	$356.3	$162.9	$145.3	$386.9

EBITDA and Adjusted EBITDA

EBITDA is calculated as the sum of net income (loss) before extraordinary items, depreciation and amortization, income taxes, interest expense, gains (losses) on sale of real estate, impairment or real estate and related investments and unrealized re-measurement adjustment of derivative instruments. Adjusted EBITDA represents EBITDA as adjusted for (i) acquisition-related costs, (ii) gain on bargain purchase, (iii) gain on disposition of operating properties, (iv) gains from development/land sales, (v) gains or losses on disposition of operating properties and (vi) impairments of operating properties, real estate held for sale and real estate joint ventures.

Given the nature of our business as a real estate owner and operator, we believe that the use of EBITDA and Adjusted EBITDA in various financial ratios is helpful to investors as a measure of its operational performance because EBITDA and Adjusted EBITDA exclude various items that do not relate to or are not indicative of its operating performance such as gains (losses) from sales of real estate and depreciation and amortization on real estate assets, and includes the results of operations of real estate properties that have been sold or classified as real estate held for sale at the end of the reporting period. Accordingly, we believe that the use of EBITDA and Adjusted EBITDA in various ratios provides a meaningful performance measure as it relates to its ability to meet various coverage tests for the stated period. EBITDA and Adjusted EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance and is not an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. In addition, our computation of EBITDA and Adjusted EBITDA may differ in certain respects from the methodology utilized by other REITS to calculate EBITDA and Adjusted EBITDA and, therefore, may not be comparable to such other REITS. Investors are cautioned that items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and addressing our financial performance.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) (dollars in millions):

	Successor				Predecessor
	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
	2013	2012
Net income (loss)	$(25.4)	$(49.8)	$(160.7)	$153.1	$(47.1)	$(320.0)
Interest expense—continuing operations	92.0	96.5	387.1	205.2	192.1	374.9
Interest expense—discontinued operations	(0.1)	0.1	0.3	0.2	0.2	3.2
Interest expense—real estate joint ventures	0.2	0.4	1.6	0.9	—	—
Federal and state taxes	1.0	1.7	2.2	3.4	10.6	10.4
Depreciation and amortization—real estate related-continuing operations	115.0	134.0	503.9	293.4	173.0	389.4
Depreciation and amortization—real estate related-discontinued operations	0.2	1.3	3.8	3.3	4.3	11.1
Depreciation and amortization—real estate joint ventures	0.1	0.1	0.8	0.5	0.9	3.8

EBITDA	$183.0	$184.3	$739.0	$660.0	$334.0	$472.8

Acquisition-related costs	—	—	0.5	41.4	5.6	4.8
Gain on bargain purchase	—	—	—	(328.8)	—	—
Gain on disposition of operating properties	—	(0.9)	(5.4)	—	—	—
Gains from development/land sales	—	(0.1)	(0.5)	—	—	0.1
(Gain)/loss on disposition of joint venture operating properties	—	0.1	—	—	—	3.3
Impairments of operating properties	—	—	—	—	—	256.2
Impairments of real estate held for sale	3.0	—	13.6	—	8.6	36.5
Impairments of real estate joint ventures	—	—	0.3	—	—	1.7

Total adjustments	3.0	(0.9)	8.5	(287.4)	14.2	302.6

Adjusted EBITDA	$186.0	$183.4	$747.5	$372.6	$348.2	$775.4

Same Property NOI

Same property NOI, a non-GAAP measure, is often used by real estate companies as a supplemental measure of operating performance. Although same property NOI is not presented in accordance with GAAP, we believe it assists investors in understanding our business and operating results by providing useful supplemental data regarding the underlying economics of our business operations. Management uses same property NOI to review our operating results for comparative purposes with respect to previous periods or forecasts, and also to evaluate future prospects. Our same property NOI is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, our GAAP financial measures. Non-GAAP financial measures have limitations as they do not include all items of income and expense that affect our operations, and, accordingly, should always be considered as supplemental to our financial results presented in accordance with GAAP.

We believe that same property NOI is helpful to investors as a measure of our operational performance because it includes only the net operating income of properties owned for the full period presented, which eliminates disparities in net income due to the acquisition or disposition of properties during the period presented, and, therefore, provides a more consistent metric for comparing the performance of our properties. Same property NOI should not be considered as alternatives to net income (determined in accordance with GAAP) as an indicator of our financial performance. In addition, our computation of same property NOI may differ from similarly titled measures reported by other companies and, therefore, may not be comparable to such other companies.

We calculate same property NOI as total property revenues (minimum rent, percentage rents, and recoveries from tenants and other income) less direct property operating expenses (operating and maintenance and real estate taxes) from the properties owned by us. NOI excludes corporate level income (including transaction and other fees), straight-line rent and amortization of above-/below-market leases of the same property pool from the prior year reporting period to the current year reporting period. Same property NOI includes all properties in the IPO Portfolio that were owned as of the end of both the current and prior year reporting periods and for the entirety of both periods, excluding properties classified as discontinued operations.

The following reconciles net (loss) income attributable to Brixmor Property Group Inc. to Same Property NOI (dollars in millions):

	Successor				Predecessor
	Three Months Ended March 31,		Year Ended December 31, 2012	Period from June 28, through December 31, 2011	Period from January 1, through June 27, 2011	Year Ended December 31, 2010
	2013	2012
Net (loss) income attributable to Brixmor Property Group Inc.	$(19.5)	$(37.9)	$(122.6)	$115.4	$(47.8)	$(321.4)
Adjustments:
Total other income	(16.5)	(23.0)	(75.0)	(337.6)	(31.3)	(72.9)
Total other expenses	234.2	259.8	995.8	558.9	435.4	880.3
Equity in income (loss) of unconsolidated real estate joint ventures	(0.2)	(0.1)	(0.7)	0.2	0.4	2.1
Impairment of investment in unconsolidated real estate joint ventures	—	—	0.3	—	—	1.7
Impairment of real estate assets	—	—	—	—	—	256.2
Non-same property NOI	—	(1.3)	(3.8)	(2.9)	(0.4)	(12.0)
Net (income) loss attributable to non-controlling interests	(5.9)	(11.9)	(38.1)	37.8	0.8	1.4

Same property NOI including redevelopment	$192.1	$185.6	$755.9	$371.8	$357.1	$735.4

In accordance with Accounting Standards Codification 360-10, Impairment and Disposal of Long-Lived Assets, the results of operations of properties that have been disposed of (by sale, by abandonment, or in a distribution to owners) or classified as held for sale must be classified as discontinued operations and segregated in our Consolidated Statements of Operations and Comprehensive Loss and our Predecessor’s Consolidated Statements of Operations and Comprehensive Loss. Therefore, results of operations from prior periods have been restated to reflect the current pool of assets disposed of or held for sale.

Our Critical Accounting Policies

Our discussion and analysis of the historical financial condition and results of operations is based upon our combined consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined consolidated financial statements and accompanying notes. Actual results could ultimately differ from those estimates. For a discussion of recently-issued and adopted accounting standards, see Note 1 to financial statements contained elsewhere in this prospectus.

Revenue Recognition and Receivables

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The cumulative difference between rental revenue recognized in the Statements of Operations and contractual payment terms is recorded as deferred rent and presented on the accompanying Consolidated Balance Sheets within Receivables, net.

We commence recognizing revenue based on an evaluation of a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date.

The determination of who is the owner, for accounting purposes, of tenant improvements (where provided) determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under a lease are accounted for as lease incentives which are amortized as a reduction of revenue recognized over the term of the lease. In these circumstances, we commence revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. In making this assessment, we consider a number of factors, each of which individually is not determinative.

Certain leases also provide for percentage rents based upon the level of sales achieved by a lessee. These percentage rents are recognized upon the achievement of certain pre-determined sales levels. Leases also typically provide for reimbursement of common area maintenance, property taxes and other operating expenses by the lessee which are recognized in the period during which the applicable expenditures are incurred.

Gains from the sale of depreciated operating properties are generally recognized under the full accrual method, provided that various criteria relating to the terms of the sale and subsequent involvement by us with the applicable property are met.

We periodically evaluate the collectability of our receivables related to base rents, straight-line rent, expense reimbursements and those attributable to other revenue generating activities. We analyze our receivables and historical bad debt levels, tenant credit-worthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts. In addition, tenants in bankruptcy are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims.

Real Estate

Real estate assets are recorded in the Consolidated Balance Sheets at historical cost, less accumulated depreciation and amortization. Upon acquisition of real estate operating properties, management estimates the fair value of acquired tangible assets (consisting of land, buildings, and tenant improvements), identifiable intangible assets and liabilities (consisting of above and below-market leases, in-place leases and tenant relationships), and assumed debt based on an evaluation of available information. Using these estimates, the estimated fair value is allocated to the acquired assets and assumed liabilities.

The fair values of tangible assets are determined as if the acquired property is vacant. Fair value is determined using an exit price approach, which contemplates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If, up to one year from the acquisition date, information regarding the fair value of the assets acquired and liabilities assumed is received and estimates are refined, appropriate adjustments are made to the purchase price allocation on a retrospective basis. We expense transaction costs associated with business combinations in the period incurred.

In allocating the fair value to identifiable intangible assets and liabilities of an acquired operating property, the value of above-market and below-market leases is estimated based on the present value (using an interest rate reflecting the risks associated with leases acquired) of the difference between: (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and (ii) management’s estimate of fair market lease rates for the property or an equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market or below-market intangible is amortized as a reduction of, or increase to, rental income over the remaining non-cancelable term of each lease, which includes renewal periods with fixed rental terms that are considered to be below-market.

In determining the value of in-place leases and tenant relationships, management evaluates the specific characteristics of each lease and our overall relationship with each tenant. Factors considered include, but are not limited to: the nature of the existing relationship with a tenant, the credit risk associated with a tenant, expectations surrounding lease renewals, estimated carrying costs of a property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Management also considers information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include: real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical lease-up periods. Costs to execute similar leases include: commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of a property. The value assigned to in-place leases is amortized to expense over the remaining term of each lease. The value assigned to tenant relationships is amortized over the initial terms of the leases.

Certain real estate assets are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Building and building and land improvements	20 – 40 years
Furniture, fixtures, and equipment	5 – 10 years
Tenant improvements	The shorter of the term of the related lease or useful life

Costs to fund major replacements and betterments, which extend the life of the asset, are capitalized and depreciated over their respective useful lives, while costs for ordinary repairs and maintenance activities are expensed as incurred.

When a real estate asset is identified by management as held-for-sale, we discontinue depreciating the asset and estimates its sales price, net of estimated selling costs. If, based on management’s judgment, the estimated net sales price of an asset is less than its net carrying value, an adjustment is recorded to reflect the estimated fair value. Additionally, the real estate asset and related operations are classified as discontinued operations and separately presented within the Statements of Operations and within Other assets on the Consolidated Balance Sheets. Properties classified as real estate held-for-sale generally represent properties that are under contract for sale and are expected to close within 12 months.

On a periodic basis, management assesses whether there are indicators that the value of our real estate assets (including any related intangible assets or liabilities) may be impaired.

If an indicator is identified, a real estate asset is considered impaired only if management’s estimate of current and projected operating cash flows (undiscounted and unleveraged), taking into account the anticipated and probability weighted holding period, are less than a real estate asset’s carrying value. Various factors are considered in the estimation process, including expected future operating income, trends and prospects and the effects of demand, competition, and other economic factors. If management determines that the carrying value of a real estate asset is impaired, a loss will be recorded for the excess of its carrying amount over its fair value.

In situations in which a lease or leases associated with a significant tenant have been, or are expected to be, terminated early, we evaluate the remaining useful lives of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above- and below-market lease intangibles, in-place lease value and leasing commissions). Based upon consideration of the facts and circumstances surrounding the termination, we may write-off or accelerate the depreciation and amortization associated with the asset group. Such write-offs are included within Depreciation and amortization in the Statements of Operations.

Inflation

The majority of our leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions contain clauses enabling us to receive percentage rents, which generally increase as prices rise but may be adversely impacted by tenant sales decreases, and/or escalation clauses which are typically related to increases in the consumer price index or similar inflation indices. In addition, we believe that many of our existing lease rates are below current market levels for comparable space and that upon renewal or re-rental such rates may be increased to be consistent with, or closer to, current market rates. This belief is based upon an analysis of relevant market conditions, including a comparison of comparable market rental rates, , and upon the fact that many of our leases have been in place for a number of years and may not contain escalation clauses sufficient to match the increase in market rental rates over such time. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. In addition, we periodically evaluate our exposure to interest rate fluctuations, and may enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on our floating rate loans.

In the normal course of business, we also face risks that are either non-financial or non-qualitative. Such risks principally include credit risks and legal risks. For a discussion of other factors which may adversely affect our liquidity and capital resources, please see the section titled “Risk Factors” in this prospectus.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements as of March 31, 2013.

Quantitative and Qualitative Disclosures About Market Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity and fund capital expenditures and expansion of our real estate investment portfolio and operations. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives we borrow primarily at fixed rates or variable rates with the lowest margins available.

With regard to variable rate financing, we assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on our future cash flows.

We may use additional derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our properties or unsecured debt obligations. To the extent we do we are exposed to market and credit risk. Market risk is the adverse effect on the value of the financial instrument that result a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value derivative contract is positive, the counterparty owes us, which creates credit risk to us. We will minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

As of March 31, 2013, we had approximately $725.6 million of outstanding floating rate mortgages, of which $722.0 million are subject to interest rate cap agreements, which effectively limit the interest rate risk. We do not believe that the interest rate risk represented by our floating rate debt outstanding as of March 31, 2013 is material in relation to our approximately $6.7 billion of outstanding total debt and our approximately $9.5 billion of total assets as of that date. During the three months ended March 31, 2013, no payment was received from the respective counterparties to the interest rate cap agreements.

Our variable rate debt is comprised primarily of mortgage loans, which bear interest at a rate equal to LIBOR (subject to certain floor rates ranging from 25 basis points to 75 basis points) plus interest spreads ranging from 250 basis points to 465 basis points. If market rates of interest on our variable rate debt increased by 1%, the increase in annual interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $4.0 million. As of March 31, 2013, LIBOR was 0.2%. Even if LIBOR were 0%, our variable debt would still be subject to certain floor rates ranging from 25 basis points to 75 basis points plus interest spreads ranging from 250 basis points to 465 basis points. Accordingly, the decrease in LIBOR would have a nominal effect on future earnings and cash flows. This assumes that the amount outstanding under our variable rate debt remains at approximately $722.0 million, the balance as of March 31, 2013.

Our pro forma variable rate debt after giving effect to this offering and the related transactions would have been approximately $         million as of March 31, 2013, of which $         million would be subject to interest rate cap agreements, which would effectively limit the interest rate risk. Our pro forma variable rate debt will bear interest at a rate equal to LIBOR (subject to certain floor rates ranging from 25 basis points to 75 basis points) plus interest spreads ranging from        basis points to        basis points. If market rates of interest on our pro forma variable rate debt increased by 1%, the increase in annual interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $       million. As of March 31, 2013, LIBOR was 0.2%; accordingly, any reduction in LIBOR would have minimal impact on earnings.

INDUSTRY OVERVIEW

Unless otherwise indicated, all information contained in this Industry Overview section is derived from a market study prepared for us by Rosen Consulting Group (“RCG”) as of July 17, 2013 and the projections and beliefs of RCG stated herein are as of that date.

RCG anticipates that continued improvements in consumer and business confidence will drive demand for domestic goods and services in the medium term. RCG believes that these factors should stimulate personal consumption, fueling strong GDP growth and leading to increased retail sales and restaurant visits. Increased confidence is expected in all income groups going forward, which should form the basis for a broad-based increase in consumer spending and improvements in retail market fundamentals. This growth will likely be concentrated in many of the top 50 MSAs in the United States, as new residents are attracted to urban environments and job opportunities in existing knowledge-based industry clusters, resulting in rising population density and faster income growth as compared with the national average. Retailer demand for space should increase as job creation and population growth spur increased sales of necessity goods, housing-related products, and discretionary items. Nearly 82,000 store openings, including retailers, restaurants and hotels, have been scheduled between the second quarter of 2013 and the second quarter of 2015. Category killers should be among the strongest performers going forward, leading to rapid income growth in community and neighborhood centers and regional mall properties where category killers function as anchor tenants. Grocery-anchored centers should also extend strong performance, as consumer foot traffic increases in centers that provide both necessities and discretionary items. RCG projects that a limited amount of new retail development will be delivered in the next five years, allowing for tightening market conditions and the potential for increased rents.

National Economic and Demographic Trends

Private-sector job creation is strong, averaging 194,000 jobs created per month in 2013 through May. RCG forecasts total employment growth to remain positive through the next several years, averaging the addition of slightly less than two million jobs per year through 2017. The rate of employment growth should average 1.4% per year from 2013 to 2017. Employment growth in the top 50 MSAs should outpace the national average during this period. Job creation is outpacing the growth of the labor force, resulting in a decreasing trend in the unemployment rate. As of April 2013, the unemployment rate reached 7.5%, down significantly from the cyclical peak of 10.1% in late 2009. RCG expects job creation to keep outpacing the growth of the labor force, driving the unemployment rate to 7.1% by year-end 2013 and into the high-5% range in the medium term. Through the next five years, RCG forecasts that a majority of the top 50 MSAs will record an unemployment rate lower than the national average. Total payrolls should surpass the previous peak by 2014 and extended broad-based job creation should fuel income growth, driving increased sales of consumer goods through the medium term.

In conjunction with improvements in business and consumer confidence, increased private-sector hiring is driving income growth and increased personal consumption expenditures, which comprise more than 70% of GDP. In the first quarter of 2013, real personal consumption expenditures, including services, increased by 2.1%, marking the 13th consecutive quarter of year-over-year growth. Growth was fueled by increased spending on consumer goods, which rose by 3.1% on an inflation-adjusted basis during the same period. RCG anticipates that U.S. GDP will grow by 2.3% in 2013 and increase modestly through 2015, peaking at 2.7%. GDP growth should moderate in 2016 and 2017, but remain at a healthy level.

Strengthening employment growth and increasing productivity is also causing a rise in personal income. Hiring in the private sector is particularly strong, driven by job creation in high-wage industries such as high-technology, energy and health care. As household incomes rise, so will the share of disposable income. RCG projects real disposable income growth to average 2.3% annually between 2013 and 2017. Rising disposable income should boost consumer spending and lead to increased retail sales in the coming years. Income growth should be strongest in the top 50 MSAs, which are more likely to contain a high concentration of employers in the high-wage industries expected to lead job creation in the future.

The strong rebound in home values has also helped to restore many households’ overall wealth. The net worth of households and non-profits, as reported by the Federal Reserve, approached its previous non-seasonally adjusted, nominal high in late 2012. The recovery of the U.S. single-family housing market, coupled with more than three years of private-sector job creation, has boosted consumer confidence and is fueling a more positive consumer outlook for the future. Although overall consumer confidence levels are higher than during the recession, at 76.2 in May 2013 as compared with a low of 25.3 in February 2009, significant upside potential exists going forward when concerns about the national debt, the effects of sequestration, political gridlock and future tax increases are assuaged. With job creation expected to extend through 2017, consumer confidence should rise in concert, fueling further growth in consumer spending and retail sales. RCG projects a peak confidence level of 100 in 2016 and stability through 2017 despite higher inflation and slower economic growth.

The economic recovery is also fueling more rapid population growth and household formation. As residents regain economic and financial security and consumer confidence increases, more households are likely to start or add to their families, which will contribute to a steady-to-rising birth rate. As a result, the United States Census Bureau projects that the nation’s population will expand by an annual average of 0.8% through 2017, representing an additional 12.4 million residents during the next five years. Population growth should be even stronger in the top 50 MSAs. RCG expects that nearly seven million new households will be created over the same time period. Spurred by rapid job creation and population growth, the household formation rate for the top 50 MSAs should accelerate during the next five years. Many of the new households formed in these metropolitan areas will be in dense, urban submarkets, driving increased population density. As the number of U.S. residents and households increases, so will the demand for consumer goods and retail sales.

Retail Sales

Job creation and rising consumer confidence propelled retail sales growth in recent years, after a sharp pullback in consumer spending during the recession. Excluding automobile sales, nominal retail sales surpassed the prior annual peak in 2011 at $3.8 trillion. In 2012, this figure increased by 4.8% to $4.0 trillion. Consumer discretionary spending has rebounded robustly in recent years. Beginning in late 2010, the year-over-year increase in real consumer discretionary spending ranged from 2% to 4% per month, most recently reaching 2.9% in April 2013. Year-over-year in March 2013, retail inventories increased by 7.0% to more than $522 billion from a recessionary low of $423 billion in August 2009.

The need for food through all stages of the economic cycle makes the grocery sector one of the most resilient retail sales categories. Seasonally adjusted nominal grocery store sales volume has generally increased for the past several decades, with very minor, short-lived declines during recessions. Additionally, spending in this category typically expands strongly during expansion periods, as more confident consumers spend more on necessities and discretionary items. Year-over-year in April 2013, monthly grocery store sales increased by 1.7% to $47.9 billion on a seasonally adjusted basis. Just five years prior, monthly grocery store sales totaled $42.7 billion. Driven by an expanding population and positive job creation, RCG projects extended growth in grocery store sales through 2017 and beyond.

Although necessity categories comprised the bulk of retail sales growth in the early years of the recovery, sales growth in discretionary categories has also begun to accelerate in recent months alongside an increasingly solidified national economic recovery. RCG expects the rate of retail sales growth to remain healthy, averaging an increase of 3.1% per year from 2013 to 2017, with an increase in sales at discount and warehouse/superstore retailers and clothing and accessory stores over the same period. By 2017, RCG expects fourth-quarter retail sales excluding autos to approach $1.2 trillion. The number of store closings declined sharply in recent years, as the majority of under-performing retail chains and store locations were shuttered during the recession. Going forward, the combination of a more efficient existing retail industry and rising retail sales should lead to a low level of store closings.

Although RCG believes that internet retail sales will continue to increase going forward, online sales still comprise a small portion of total retail sales. In the first quarter of 2013, seasonally adjusted electronic and mail order sales totaled $86.0 billion, equal to 9.7% of total retail sales excluding autos. Therefore, 90.3% of retail sales are occurring at traditional brick-and-mortar retailers. Shoppers typically prefer to see and handle goods before purchasing them. Grocery stores in particular benefit from this shopping preference. Commodity goods, such as media and office supplies, are less likely to warrant in-person handling before purchase. As a result, power center retailers that specialize in commodity goods are more vulnerable to online sales cannibalization. Additionally, a recent Urban Land Institute survey of echo-boomer shoppers indicated that they are most likely to shop at discount, superstore and neighborhood strip retailers rather than at a mall or big-box facility. The ability to browse and purchase a variety of items at one location appeals to most shoppers. Going forward, RCG believes that the brick-and-mortar retail experience will continue to evolve in order to both compete with and complement e-commerce sales. The volume of internet sales will continue to grow, as will the proportion of total sales, but at a decelerating rate over the long term.

Retail Construction

Construction slowed considerably across all shopping center subcategories with the onset of the recession and has yet to rebound. According to ICSC data, annual net new supply of shopping centers decreased by 92% from 201 million sq. ft. in 2006 to 16 million sq. ft. in 2012. Net new supply of retail space reached a record low in 2012 and very little space is in the development pipeline.

Going forward, as vacant space is absorbed, RCG expects construction to gradually increase, but the level of achievable rents in many markets is not sufficient to support new development activity. Much of the excess space built leading up to the recession will need to be absorbed before developers undertake major new projects and significantly increase supply. This minimal level of new construction will limit the need for landlords to compete with new supply and ensure that tenants focus on existing retail centers which includes current vacant space and the redevelopment of current leased space. With new supply constrained between 2013 and 2017, RCG expects that increasing retailer demand for space stimulated by rising retail sales as a result of the strengthening economy and housing market will drive the vacant space to pre-recession levels.

Vacancy Trends

The combination of gradually strengthening tenant demand, limited new supply coming online, and removal or repurposing of outdated stock has caused the retail vacancy rate to decline from its recession-era high. An improving national economy, higher consumer confidence and rising retail sales supported a more optimistic outlook for national retailers, resulting in strategic expansion activity in recent years. ICSC’s Shopping Center Executive Opinion Survey indicator increased to 56.9 in May 2013, an increase from both the prior month and year-ago level. An index result above 50 indicates that the majority of survey respondents reported improvements in shopping center industry performance. The tenant retention rate increased for all types of retail properties from recessionary lows. Consequently, the retail vacancy rate tightened to 8.1% at year-end 2012 from a year-end peak of 8.8% in 2010.

Looking forward, RCG predicts a slow, steady decline in the retail vacancy rate. The accelerating tenant demand will be concentrated in existing centers while the supply pipeline remains low. Extended population growth, job creation, income growth and price appreciation of single family homes will lead to healthy growth in consumer spending. Increased retail sales should boost retailer confidence and tenant expansion activity, particularly in regions with positive economic and demographic fundamentals. RCG projects that the retail vacancy rate will tighten to 7.0% in 2017.

Rent Growth

Well-positioned community and neighborhood centers outperformed in terms of rent growth during 2012, as rising sales and productivity increased tenant competition for space in these properties. Both segments exhibited a bifurcation in performance, with well-located, high-quality properties generally recording less vacant space and higher rent growth than lesser quality properties. Grocery-anchored properties, in particular, were relatively resilient during the recession and initial years of the recovery. On average, community and neighborhood center rental rates increased by 1.7% in 2012.

Tightening rental market conditions and improving retailer confidence should allow landlords to raise asking rental rates for retail space in the coming years. RCG expects the trend of bifurcated performance to persist at least through the near term, with stores in high-quality centers capturing the bulk of growing consumer demand; however, a more broad-based economic recovery across income groups could boost sales at lesser quality properties as well. Looking forward, community and neighborhood centers should outperform other types of retail real estate, with average annual rent growth of 2.7% from 2013 to 2017. Grocery-anchored community and neighborhood centers should outperform the broader category, with even stronger rent growth. Locations with a high concentration of knowledge-based industries and/or strong population growth, such as those often found in the top 50 MSAs, will likely record stronger growth in retail sales as a result of increasing population density and faster income growth as compared with the national average. High-quality retail centers in these locations may capture a higher proportion of increased sales, translating to better rent growth than the property type average.

Tenant Demand

In line with expected retail sales trends, certain retailer categories and associated retail property types should record greater tenant demand in the future. Extended population growth, particularly in fast-growing metropolitan areas, will spur the need for necessity retailers, including grocery stores and general merchandise stores. Household formation will drive improved demand for furnishings, electronics, and home improvement goods. Increased income, particularly in regions with a high concentration of high-wage, knowledge-based industries, will fuel demand for apparel and other discretionary goods. Furthermore, well-positioned category-killer retailers should continue to comprise a greater market share of total retail sales, as one-stop shopping for both necessities and discretionary items appeals to consumers in all demographic groups. Properties with tenants in these categories will likely record strong rent growth and sustained high occupancy in the coming years, particularly if they are high-quality properties in locations with strong job creation, income growth and increasing population density.

BUSINESS

Brixmor is an internally-managed REIT that owns and operates the largest wholly-owned portfolio of grocery-anchored community and neighborhood shopping centers in the United States. Our IPO Portfolio is comprised of 522 shopping centers totaling approximately 87 million sq. ft. of GLA. 521 of these shopping centers are 100% owned. Our high quality national portfolio is well diversified by geography, tenancy and retail format, with more than 70% of our shopping centers anchored by market-leading grocers. Our four largest tenants by ABR are Kroger, TJX Companies, Publix and Walmart. Our community and neighborhood shopping centers provide a mix of necessity and value-oriented retailers and are primarily located in the top 50 MSAs, surrounded by dense populations in established trade areas. Our company is led by a proven management team that is supported by a fully-integrated, scalable retail real estate operating platform.

A number of trends and factors have driven, and we believe will continue to drive, our internal growth. Since the Sponsor Contract Date, for our Same Property Portfolio we have:

•	increased occupancy for nine consecutive quarters on a year-over-year basis to 91.3% at March 31, 2013;

•	increased our total ABR for 20 consecutive months through March 2013;

•	executed 1,391 new leases for approximately 7.5 million sq. ft. of GLA;

•	achieved positive new and renewal lease spreads over each of the past nine quarters, including 18% and 7%, respectively, in the three months ended March 31, 2013; and

•

realized NOI growth of 3.8% for the year ended December 31, 2012 and 4.0% for the quarter ended March 31, 2013, in each case in comparison to the corresponding prior year period. Additional information regarding NOI, including a reconciliation of NOI to net income (loss), is included above in “Summary—Summary Financial and Other Data.”

We believe that our IPO Portfolio provides us with further opportunity for meaningful NOI growth over the coming years. The key drivers of this growth will be a combination of occupancy increases across both our anchor and small shop space, positive rent spreads from below-market in-place rents and significant near-term lease rollover, and the realization of embedded redevelopment opportunities.

Our Shopping Centers

Since the Sponsor Contract Date, we have improved the overall operating performance of our portfolio and have also significantly enhanced the quality of our shopping center portfolio through the IPO Property Transfers, other divestitures of other non-core assets and disciplined redevelopment.

The following table provides summary information regarding our IPO Portfolio as of March 31, 2013.

Summary of IPO Portfolio

Number of shopping centers	522
Gross leasable area (sq. ft.)	86.7 million
Percent grocery-anchored shopping centers (1)	70%
Average shopping center GLA (sq. ft.)	166,100
Occupancy	91%
Average ABR/SF	$ 11.79
Percent of ABR in top 50 U.S. MSAs	63%
Average effective age (2)	14 years
Percent of grocer tenants that are #1 or #2 in their respective markets (3)	73%
Average grocer sales PSF (4)	$ 498
Average population density (5)	182,487
Average household income (5)	$ 77,975

(1)	Based on total number of shopping centers.
(2)	Effective age is calculated based on the year of the most recent redevelopment of the shopping center or based on year built if no redevelopment has occurred.
(3)	References in this prospectus to grocer tenants that are #1 or #2 include specialty grocers which are not ranked with general grocers.
(4)	Year ended December 31, 2011. Includes only grocers reporting sales.
(5)	Demographics based on five-mile radius and weighted by ABR. Based on U.S. Census information (June 2012).

Our Recent History

Since the Sponsor Contract Date, we have improved the overall operating performance of our portfolio, used our broader access to capital to significantly enhance the quality of our shopping center portfolio through capital investments and strengthened our overall operating platform. Additionally, we have executed significant divestitures of non-core assets over the last several years.

During the period of ownership under Centro, our capital availability was constrained and limited to general upkeep at our shopping centers. We were unable to fund tenant improvements required for new leases, which severely limited our ability to attract and retain tenants and negatively impacted our occupancy rate. Since the Sponsor Contract Date, we have invested more than $310 million of primarily revenue-generating capital in our assets in order to both drive leasing and fund 39 value-creating redevelopment projects. Facilitated by this capital investment, since the Sponsor Contract Date we have executed 1,448 new leases in our IPO Portfolio for an aggregate of approximately 7.6 million sq. ft., including 168 new anchor leases for spaces of at least 10,000 sq. ft., of which 85 were new leases for spaces of at least 20,000 sq. ft. We believe that anchor leasing is a critical driver of further growth in our occupancy rate, as well as in leasing spreads for renewal leases.

In addition, during 2012 and 2013, we optimized our operating structure, enhanced our management team and reduced our general and administrative expenses by consolidating our operations into three regions from a previous eight and centralizing our accounting functions into one office in suburban Philadelphia. We believe that our organizational structure is properly aligned to provide superior service to our tenants and to meet the requirements of being a publicly traded company. We do not depend on our Sponsor for any shared services.

Competitive Strengths

We believe the following strengths of our company differentiate us from other owners and operators of shopping centers in the United States and position us to execute on our business plan and growth strategies:

Pure Play, Wholly-Owned Portfolio Without Legacy Issues. We have constructed our IPO Portfolio through sales of shopping centers and the distribution of non-core assets, as well as the strategic selection of the Acquired Properties, with the goal of creating a portfolio that is (1) wholly-owned, (2) domestic only and (3) comprised of a single asset class of community and neighborhood shopping centers. Assets were selected for our IPO Portfolio based on growth potential, trade area and overall operating synergies.

Since 2005, we have sold or distributed 238 shopping centers, or 33% of the shopping centers originally acquired by Centro. The divested shopping centers were characterized by weaker average occupancies, demographics, grocer sales levels and tenant quality compared with our IPO Portfolio. Further, our Sponsor has invested additional capital of $310 million into the portfolio. In connection with this offering, our Sponsor is contributing 43 shopping centers to our IPO Portfolio, which have been managed by us since being acquired by our Sponsor in 2011 and 2012. These properties are located in markets where we already have a significant presence. The Acquired Properties are characterized by high average occupancies and high ABR/SF and are 84% grocery-anchored, including 20 Publix-anchored shopping centers. The following chart provides summary statistics of our IPO Portfolio as compared to (1) the shopping centers Centro acquired to build its U.S. portfolio, (2) properties eliminated from Centro’s portfolio, including the Non-Core Properties, (3) the Same Property Portfolio and (4) the Acquired Properties:

	Centro Portfolio (1)	–	Non-Core Properties and Other Properties Sold (2)	=	Same Property Portfolio (3)	+	Acquired Properties (3)	=	IPO Portfolio (3)
Number of shopping centers	717		238		479		43		522
Occupancy	87%		79%		91%		90%		91%
Average ABR/SF	$10.80		$8.81		$11.68		$13.74		$11.79
Percent grocery-anchored (4)	58%		37%		69%		84%		70%
Average grocer sales PSF (5)	$459		$349		$501		$477		$498

(1)	For properties owned by us as of March 31, 2013, information is presented as of March 31, 2013, except that average grocer sales reflect tenant-reported information for the year ended December 31, 2011. For properties no longer owned by us as of March 31, 2013, information is that which was most recently available to us before the dates of the sale of the relevant properties, except that average grocer sales reflect the last tenant reported information before the dates of the sale of the relevant properties.
(2)	Information is presented based on information as of the dates of the sale of the relevant properties, except that average grocer sales reflect the last tenant reported information before the dates of the sale of the relevant properties.
(3)	As of March 31, 2013, except that average grocer sales reflect tenant-reported information for the year ended December 31, 2011.
(4)	Based on total number of shopping centers.
(5)	Includes only grocers reporting sales.

We currently do not expect to execute a meaningful number of property sales in the foreseeable future, with future dispositions dictated by changes in market or property conditions. As such, our management will be able to focus on optimizing returns from our IPO Portfolio without the distraction that would otherwise accompany the execution of major property dispositions.

In addition, we believe that we have taken advantage of our time as a private company to position ourselves with our IPO Portfolio and with an efficient operating and management infrastructure to support it. As a publicly traded company we do not expect to face the legacy issues that many of our peers face as a result of the global financial crisis and strategic plan modifications, such as significant non-core asset sales, unresolved land banks, stalled new developments, resolving of joint ventures and operating platform modifications.

Embedded Internal Growth Opportunity. Our Same Property Portfolio delivered NOI growth of 3.8% and 4.0% during the year ended December 31, 2012 and the quarter ended March 31, 2013, respectively, which exceeded the peer average of 3.2% and 3.4% for the year ended December 31, 2012 and the quarter ended March 31, 2013, respectively, in each case in comparison to the corresponding prior year period. We believe that we are well-positioned to continue to deliver meaningful same property NOI growth over the next several years. We expect such growth to be driven by a combination of occupancy increases across both our anchor and small shop space, the capture of positive rent spreads from below-market in-place rents and significant near-term lease rollover, through contractual rent increases and redevelopment efforts.

Since the Sponsor Contract Date, we have grown occupancy at our Same Property Portfolio from 90.1% to 91.3% at March 31, 2013. We continue to experience strong leasing momentum and, as of March 31, 2013, our IPO Portfolio contained 195 anchor and small shop leases that were signed but not yet commenced, representing approximately $16 million of contractually obligated ABR, which we expect to realize by the first half of 2014.

Since the Sponsor Contract Date, we have executed 168 new anchor leases for spaces of at least 10,000 sq. ft., including 85 new leases for spaces of at least 20,000 sq. ft., increasing overall anchor occupancy to 96% as of March 31, 2013. We believe that the commencement of anchor space leases drives strong new and renewal lease spreads and, because it enables us to lease additional small shop space, is instrumental to long-term small shop occupancy gains and NOI growth. Occupancy improved 2.5% during the 12 months ended March 31, 2013 for small shop spaces in shopping centers with at least one anchor commencement in the prior 12 months. At March 31, 2013, we have signed but not commenced 34 anchor leases of approximately 877,000 sq. ft., which we believe will help drive further small shop leasing as these anchors open. As of March 31, 2013, our remaining available space was approximately 2.4 million sq. ft. in 113 spaces over 10,000 sq. ft. and approximately 5.2 million sq. ft. in over 2,000 small shop spaces, the re-leasing of which would further increase our NOI.

We believe our above-average lease expiration schedule, as compared to our historic annual expirations, with below-market expiring rents will enable us to renew leases or sign new leases at higher rates. During the 12 months ended March 31, 2013, we signed new and renewal leases in our IPO Portfolio at an average ABR/SF of $12.41. As we move forward into 2014 and through 2016, expiring rents will be lower on average than expiring rents in 2013. Twelve percent of our leased GLA expires in 2014, 15% in 2015 and 14% in 2016, with an average expiring rent of $10.92 per sq. ft. This represents a significant near-term opportunity to mark a substantial percentage of the IPO Portfolio to market. We would expect leasing spreads to widen over time as market rents continue to grow.

The following chart illustrates our projected annual lease expiration schedule for the near term by both percentage of leased GLA expiring and average ABR/SF expiring.

Finally, our leases generally provide for contractual rent increases which average 1.1% annually across the portfolio. In addition, our leases generally include tenant reimbursements for common area costs, insurance and real estate taxes. Certain leases also provide for additional rental payments based on a percentage of tenant sales.

High Quality, Grocery-Anchored Asset Base Primarily Located in Top 50 MSAs. Our shopping centers are predominantly located in in-fill locations within established trade areas across the top 50 MSAs in the United States by population, with 63% of the ABR of our IPO Portfolio as of March 31, 2013 derived from these MSAs. Key areas of geographic concentration include the major MSAs of New York (6.0% of ABR); Philadelphia (5.7% of ABR); Houston (5.3% of ABR); Chicago (4.9% of ABR) and Dallas (4.3% of ABR). We believe that such geographic concentration allows for economies of scale and provides market leverage. The average age of the shopping centers in our IPO Portfolio is 30 years based on year built, which reflects the in-fill nature of our shopping centers in established trade areas with the appropriate ratio of anchor to small shop GLA. MSAs in which our shopping centers are located have characteristics that result in premium rents and high occupancy levels compared to other real estate markets in the United States. In particular, we believe these trade areas have, and will maintain over time, significant barriers to entry, such as limited opportunities and high costs for new development. Additionally, these markets have diversified and established tenant bases and are characterized by strong economic fundamentals.

Seventy percent of our portfolio is anchored by market-leading grocers, providing resilient consumer traffic to our shopping centers, with additional anchors being national and regional discount and general merchandise retailers. The top five grocers leasing space from us accounted for 10% of the total ABR of our IPO Portfolio as of March 31, 2013 and overall, grocers are the largest of all our tenant category types. During 2011, based on data reported to us by our tenants, our grocer tenants had average sales of $498 PSF, which is 35% above the average U.S. grocer sales PSF. Additionally, 73% of our grocer tenants ranked as the #1 or #2 grocer in their respective markets.

In addition, we believe that our shopping centers located outside of the top 50 MSAs are among the strongest centers in their respective markets based on their locations in prominent retail corridors, merchandise mix and physical condition. These properties were on average 92% occupied and 72% grocery-anchored at March 31, 2013. Seventy-nine percent of these grocery-anchored centers located outside of the top 50 MSAs were anchored by the #1 or #2 grocer in their respective markets, with strong sales of $495 PSF, according to the most recent tenant-reported data.

Our properties located outside of the top 100 MSAs, which account for 24% of the ABR of our IPO Portfolio, were on average 92% occupied and 71% grocery-anchored at March 31, 2013. Seventy-eight percent of these grocery-anchored centers were anchored by the #1 or #2 grocer in their respective markets with strong sales of $514 PSF, according to the most recent tenant-reported data.

The following table lists our top 10 markets by ABR as of March 31, 2013.

OUR TOP MARKETS BY ABR	Total ABR (in thousands)	% of ABR
New York	$52,163	6.0%
Philadelphia	49,307	5.7%
Houston	45,817	5.3%
Chicago	42,266	4.9%
Dallas	37,743	4.3%
Atlanta	31,054	3.6%
Los Angeles	26,481	3.0%
Tampa	24,620	2.8%
Miami	18,504	2.1%
Cincinnati	17,909	2.1%

The following chart lays out the percentage of ABR as of March 31, 2013 by MSA rank, demonstrating that the majority of our shopping centers are located in the top 50 MSA markets.

High Anchor Space Ownership. As of March 31, 2013, we owned 84% of our anchor spaces greater than 35,000 sq. ft., which we believe is substantially greater than other large publicly traded owners of community and neighborhood shopping centers. These spaces accounted for 42% of our total GLA and 31% of our ABR and primarily include retailers such as Ahold USA, Inc., Publix, Kroger and Walmart. We believe our focus on anchor space ownership provides us with important operational control in the positioning of our shopping centers in the event an anchor ceases to operate and provides flexibility in working with new and existing anchor tenants as they seek to expand or reposition their stores.

This flexibility allows us to enhance the overall positioning and appeal of our shopping centers as illustrated by our recent redevelopment project in Naples, Florida. Naples Plaza is located in an affluent market with a five-mile average household income of approximately $108,000. Originally built in 1962, the shopping center was out-of-date and in need of overall upgrades to enhance its physical appearance. Publix, the leading grocer in the market and an anchor at the center for over 50 years, was realizing sales of approximately $900 per sq. ft. in an older, outdated store of approximately 47,500 sq. ft. The rent on the existing Publix store was substantially below market. In addition, the junior anchor space adjacent to Publix had been vacant for over two years and an existing 20,000 sq. ft. tenant was underperforming. As the owner of the Publix space and the additional anchor space, we were able to proactively and efficiently reposition the shopping center through redevelopment and provide Publix with a new and expanded prototype store of approximately 55,200 sq. ft. and an adjoining Publix Liquor store. In addition, we reset the lease with a new 20-year term and increased the rent to nearly three times the former rent. Redevelopment also included recapturing the approximately 20,000 sq. ft. anchor space and remerchandising it with an approximately 14,000 sq. ft. West Marine and an approximately 6,000 sq. ft. Woodhouse Day Spa, as well as façade improvements to the entire center. Publix opened in December 2012. The project was completed in March 2013 for a total cost of $8.6 million and a targeted NOI yield of 11%.

BEFORE	AFTER

At March 31, 2013, the average ABR/SF of our IPO Portfolio was $11.79, with the average ABR/SF of spaces less than 35,000 sq. ft. at $14.25 and of spaces over 35,000 sq. ft. at $8.51. As these over-35,000 sq. ft. leases expire, we expect to generate positive rent increases on these spaces. Twenty-four leases for spaces over 35,000 sq. ft. will expire with no remaining options between April 1, 2013 and December 31, 2016 at an average ABR/SF of $4.51. The total GLA represented by these leases is approximately 1.6 million sq. ft., representing a significant opportunity to increase rents to market rates.

Redevelopment Expertise. We have been a top redeveloper over the past decade, according to Chain Store Age magazine, having completed projects totaling approximately $1 billion since January 1, 2003. Since the Sponsor Contract Date, we have completed 39 redevelopment projects, for a total cost of $122 million with a targeted NOI yield of over 18%. We currently have 25 active projects, with an expected aggregate cost of $96 million and a targeted NOI yield of 15%. Given the continual evolution of retailer concepts and store prototypes, as well as the lack of significant new development in the United States, we expect to maintain our current pace of redevelopment over the foreseeable future. We believe redevelopment is critical to the success of our company, as it provides incremental growth in NOI, drives small shop leasing, improves the value and quality of our shopping centers and increases consumer traffic. At shopping centers in our IPO Portfolio where we have completed a redevelopment during either the year ended December 31, 2012 or the quarter ended March 31, 2013, occupancy has increased on average almost 7.0% in comparison to the year ended December 31, 2011.

Our deep relationships with Kroger, Publix and Walmart illustrate our tenant reach and redevelopment expertise. Our IPO Portfolio has 66 Kroger leases with a total of approximately 4.3 million sq. ft. located across 18 states. Since January 1, 2003, 21 redevelopment projects involving Kroger stores have been completed or are underway. Our Publix portfolio consists of 39 leases totaling approximately 1.8 million sq. ft. in the Southeast United States, including one of only eight Publix Sabor stores, the grocer’s Hispanic supermarket concept. Since January 1, 2003, we have completed seven redevelopment projects involving Publix, of which six involved new store construction. Our Walmart portfolio has 27 leases with a total of approximately 3.5 million sq. ft. located across the country. Since January 1, 2003, seven redevelopment projects involving Walmart have been completed or are underway, with several others in the planning stage.

Expansive Retailer Relationships. We own and operate the largest wholly-owned portfolio of community and neighborhood shopping centers in the United States. We believe that, given the scale of our asset base and our nationwide footprint, we have a competitive advantage in supporting the growth plans of the nation’s largest retailers. We are committed to helping our retailers meet their real estate needs through creative leasing strategies, property management capabilities and redevelopment expertise. We believe that we are the largest landlord by GLA to Kroger and TJX Companies, as well as a key landlord to all major grocers and most major retail category leaders. We believe that our strong relationships with leading retailers afford us insight into their strategies and priority access to their expansion plans, enabling us to efficiently provide these retailers with space in multiple locations, often pursuant to a uniform lease form. Our role as a leading landlord to these retailers makes us an important counterparty to them.

Proven Fully-Integrated Operating Platform. We operate with a fully-integrated, comprehensive platform including approximately 475 employees both leveraging our national presence and demonstrating our commitment to a regional and local presence. We provide our tenants with personalized service through our network of three regional offices in Atlanta, Chicago and Philadelphia, as well as via 12 leasing and property management satellite offices throughout the country. Each regional office is responsible for the day-to-day property-level operations and decision-making for shopping centers in its area, including leasing, property management and maintenance, as well as any related legal, construction or redevelopment efforts. We believe that this strategy enables us to obtain critical market intelligence and to benefit from the regional and local expertise of our workforce. Through our complementary in-house disciplines, we are able to consistently maintain high standards and levels of service at the operational and property level.

In addition to our network of local and regional offices, we maintain centralized corporate and accounting functions, which drive efficiency, consistency and commonality in operations and reporting. Our information technology systems are industry standard, flexible and scalable and are based on the Oracle JD Edwards Enterprise One platform.

Experienced Management with Interests Aligned with Stockholders. Senior members of our management team are proven real estate operators with deep industry expertise and retailer relationships and have an average of 25 years of experience in the real estate industry and an average tenure of 13 years with the company. The majority of our seven member executive team has a long history with our IPO Portfolio, including having managed our business through a number of economic cycles. Our management team, led by Michael Carroll and Michael Pappagallo, is familiar with market conditions and investment opportunities in the major markets in which we operate and has extensive and long-standing business relationships with tenants, brokers and vendors established through many years of transactional experience, as well as significant expertise in redevelopment, which we believe will enhance our growth prospects. We believe that the extensive operating expertise of our management team enables us to maintain focused leasing programs, active asset and property management and first-class tenant service.

Our senior management team also has extensive capital markets and balance sheet management experience. Our management team has completed a large volume of capital transactions over the last two years. In addition, all members of our senior management team have extensive public company experience either with a predecessor company or with another publicly traded U.S. shopping center REIT.

The interests of our senior management team are highly aligned with those of our stockholders. Our management team collectively owns in excess of     % of the Brixmor Interests that will be outstanding after the completion of this offering and the IPO Property Transfers. In addition, we intend to continue to utilize equity-based compensation as part of our compensation program after this offering.

Our Business and Growth Strategies

Our primary objective is to maximize total returns to our stockholders through a combination of growth and value-creation at the asset level supported by stable cash flows. We seek to achieve this through ownership of a large high quality, diversified portfolio of primarily grocery-anchored community and neighborhood shopping centers. We intend to pursue the following strategies to achieve this objective:

Leveraging our Operating Expertise to Proactively Lease and Manage our Assets. We proactively manage our shopping centers with an emphasis on driving high occupancy rates with a solid base of nationally and regionally recognized tenants that generate substantial daily traffic. Our expansive relationships with leading retailers afford us early access to their strategies and expansion plans, as well as to their senior management. We believe these relationships, combined with the national breadth and scale of our portfolio, give us a competitive advantage as a key landlord able to support the real estate strategies of our diverse landscape of retailers. Our operating platform, along with the corresponding regional and local market expertise, enables us to efficiently capitalize on market and retailing trends. We also seek opportunities to refurbish, renovate and redevelop existing shopping centers, as appropriate, including expanding or repositioning existing tenants.

We generally own shopping centers for long-term investment, with the goal of increasing the value of our portfolio and allowing our assets to appreciate. As such, we regularly monitor the physical condition of our shopping centers and the financial condition of our tenants. We are currently improving the general appearance of certain of our shopping centers by upgrading existing facades, updating signage, resurfacing parking lots and improving exterior lighting, while also maintaining competitive tenant occupancy costs. We believe the retention rate for our IPO Portfolio of 80% for the year ended December 31, 2012 reflects the success of our commitment to shopping center enhancement and proactive management.

We direct our leasing efforts at the corporate level through our national accounts team and at the regional level through our field network. We believe this strategy enables us to provide our national and regional retailers with a centralized, single point of contact, facilitates reviews of our entire shopping center portfolio and provides for standardized lease templates that streamline the lease execution process, while also accounting for market-specific trends. We conduct ongoing portfolio reviews with our retailers to evaluate current and potential new locations, as well as understand their real estate strategies. The goal of these reviews is not only to generate new leasing opportunities, but also to secure lease renewals and explore potential redevelopments. During the year ended December 31, 2012, we conducted 208 portfolio reviews, resulting in 82 new leases for approximately 887,000 sq. ft. of GLA and 97 renewal leases for approximately 1 million sq. ft. of GLA. During the quarter ended March 31, 2013, we conducted 40 portfolio reviews, resulting in 42 total leases for approximately 563,000 sq. ft. of GLA.

Our leasing capabilities can be illustrated by our success in re-leasing vacant anchor space created by three major tenant bankruptcies that occurred in 2008. Approximately 1.4 million sq. ft. of GLA became available in our portfolio as a result of the bankruptcies of Circuit City Stores, Inc. (“Circuit City”) in November 2008, Linens ‘n Things, Inc. in May 2008 and Steve and Barry’s LLC in November 2008. Given our expectations regarding these retailers, we had already begun marketing these spaces both to our existing tenant base and to potential new tenants prior to their respective bankruptcy filings. With capital available as part of our acquisition by our Sponsor, we have been able to proactively lease and address these vacancies. As a result, as of March 31, 2013, we had leased approximately 1.2 million sq. ft. of this vacant space to both new and existing tenants, including a total of approximately 70,000 sq. ft. over two locations to Bed Bath & Beyond; one approximately 33,000 sq. ft. space to Walmart; and one approximately 72,000 sq. ft. space to Academy Sports + Outdoors, a new tenant; as well as a total of 1.0 million sq. ft. across 34 leases with a mix of several value-oriented retailers. In addition, as of March 31, 2013, we had under letter of intent or were in active negotiations for the remaining approximately 206,000 sq. ft. of vacant GLA across six shopping centers.

The following examples illustrate our proactive leasing strategies:

Esplanade Shopping Center: Esplanade Shopping Center is located in the Oxnard, California market, north of Los Angeles in the most populous city in Ventura County, with a five-mile population of approximately 264,000 residents. The 356,864 sq. ft. shopping center is a dominant retail destination in its trade area. At March 31, 2011, the center was 91% occupied, with a vacant space of approximately 33,000 sq. ft. that was formerly leased to Circuit City and two pending adjacent vacancies totaling approximately 45,000 sq. ft., one due to the Borders Group, Inc. bankruptcy and the other an oversized Old Navy. Following our acquisition by our Sponsor and the resulting availability of capital, we re-tenanted the Circuit City space with a Walmart Neighborhood Market and combined the Borders and Old Navy locations into a Dick’s Sporting Goods. In addition, these anchor leases enabled us to complete small shop leases with Chipotle Mexican Grill, Inc. and Smile Brands Inc. (Brightnow Dental). At March 31, 2013, occupancy improved to 100%, with a greatly enhanced merchandise mix, as well as improved tenant quality and credit. As a result of the improved occupancy, monthly NOI increased 65% in March 2013 over March 2011.

Westridge Court: Westridge Court is located in suburban Chicago, Illinois, with a five-mile population of approximately 250,000 residents. Prior to our acquisition by our Sponsor, the 673,082 sq. ft. shopping center was showing signs of decline coinciding with the global financial crisis, including several anchor vacancies resulting from bankruptcies and lease expirations. In 2011, with capital available for leasing following our acquisition, we re-leased approximately 140,000 sq. ft. of vacancies and enhanced the shopping center’s merchandise mix with a new approximately 26,000 sq. ft. buybuy BABY (Bed, Bath & Beyond Inc.), an approximately 50,000 sq. ft. Gordmans, an approximately 28,000 sq. ft. hhgregg and an approximately 38,000 sq. ft. Savers. As a result of the improved marketability of the shopping center resulting from these anchor lease executions and commencements, we then invested additional tenant-related capital required to execute a new 23,000 sq. ft. lease with Furnish 123, relocate Discovery Clothing to a larger 12,000 sq. ft. space by consolidating three small shop spaces and re-lease their former space with a new 9,000 sq. ft. Five Below. Additional recent follow-on small shop leasing included a 7,200 sq. ft. Sleepy’s and an approximately 6,300 sq. ft. Lumber Liquidators. As a result, occupancy at the center has increased from 87% in March 2011 to 94% in March 2013 and monthly NOI increased from its low point in June 2011 by 46% in March 2013.

Capitalizing on Below-Market Expiring Leases. Our focus is to unlock opportunity and create value at the asset level and increase cash flow by increasing rental rates through the renewal of expiring leases or re-leasing of space to new tenants with limited downtime. As part of our targeted leasing strategy, we constantly seek to maximize rental rates and improve the tenant quality and credit profile of our portfolio. We believe our above-average lease expiration schedule, as compared to our historic annual expirations, with below-market expiring rents will enable us to renew leases or sign new leases at higher rates. As we move forward into 2014 and through 2016, expiring rents will be lower on average than expiring rents in 2013. During 2012, we experienced new lease rent spreads for the IPO Portfolio of 20.4% and blended lease spreads of 6.1%. Strong performance continued in the first quarter of 2013, with new lease rent spreads of 19.2% and blended lease spreads of 7.6%. We believe that this performance will continue given our future expiration schedule of 12% of our leased GLA in 2014, 15% in 2015 and 14% in 2016, with an average expiring ABR/SF of $10.92 compared to an average ABR/SF of $12.41 for new and renewal leases signed during the 12 months ended March 31, 2013. This represents a significant near-term opportunity to mark a substantial percentage of the IPO Portfolio to market.

Pursue Value-Creating Redevelopment Opportunities. We evaluate our portfolio on an ongoing basis to identify value-creating redevelopment opportunities. These efforts are tenant-driven and focus on renovating, re-tenanting and repositioning assets and generally present higher risk-adjusted returns than new developments. Potential new projects include value-creation opportunities that have been previously identified within our portfolio, as well as new opportunities created by the lack of meaningful community and neighborhood shopping center development in the United States. We may occasionally seek to acquire non-owned anchor spaces and land parcels at, or adjacent to, our shopping centers in order to facilitate redevelopment projects. As a result of the historically low number of new shopping center developments in the United States, redevelopment opportunities are critical in allowing us to meet space requirements for new store growth and accommodate the evolving prototypes of our retailers.

During 2012, we completed 24 redevelopment projects in our IPO Portfolio, with average targeted NOI yields of 19%. The aggregate cost of these projects was approximately $65 million. During the quarter ended March 31, 2013, we completed 10 redevelopment projects in our IPO Portfolio, with average targeted NOI yields of 19% and an aggregate cost of approximately $43 million. We expect average targeted NOI yields of 15% and an aggregate cost of $96 million for our 25 currently active redevelopment projects. The average cost per redevelopment project completed since the Sponsor Contract Date is approximately $3 million, with an average time to completion of 11 months. We expect to continue to expand the number of redevelopment projects over time and intend to fund these efforts through cash from operations.

The following examples highlight two of our recent redevelopment projects:

College Plaza: College Plaza is located in a densely populated suburb on Long Island, New York with a five-mile population of more than 240,000 residents. Prior to redevelopment, the 175,400 sq. ft. shopping center was not reaping the benefits of its strong location due to a vacant anchor and an oversized Bob’s Stores of approximately 61,000 sq. ft. that was seeking to downsize. Commencing immediately after the Sponsor Contract Date, we repositioned the shopping center by rightsizing and relocating the Bob’s Stores to a space of approximately 31,000 sq. ft. and remerchandising its former space with a traffic-generating, market-leading ShopRite of approximately 68,000 sq. ft. The project was completed in early 2013, with a total cost of approximately $13 million and a targeted NOI yield of 16%. Following the anchor repositioning, including the addition of a grocer tenant, the improved merchandise mix drove additional leasing at the center, including a new Blink Fitness (Equinox) of more than 15,400 sq. ft. and a new Hallmark lease of approximately 4,000 sq. ft. involving the combination of two adjacent spaces, one of which had been vacant since 2007. Renewals have also been positively impacted and we are achieving immediate upside in rents in addition to longer lease terms. As a result, occupancy at the center has improved to 94% at March 31, 2013 from 71% at March 31, 2011 and ABR/SF nearly doubled to $15.20 during the same period. There is opportunity to unlock further value by renewing or repositioning the existing 18,000 sq. ft. Rite Aid at the center, which expires on January 31, 2016, and has an ABR/SF significantly below the center’s average.

BEFORE	AFTER

Liberty Plaza: Liberty Plaza is a 220,378 sq. ft. shopping center located in suburban Baltimore, Maryland and has a five-mile population of approximately 200,000 residents. Prior to redevelopment, the shopping center was only 17% occupied, with its few tenants situated in a single corridor, allowing for flexibility in remerchandising. The shopping center, originally built in 1962, was also out-of-date and in need of overall upgrades to enhance its physical appearance. In mid-2011, we commenced redevelopment of the shopping center, adding an approximately 161,000 sq. ft. Wal-Mart Supercenter, which today is a focal point of the community’s retail corridor. This project was completed in October 2012 at a cost of approximately $17 million and resulted in a targeted NOI yield of 14%. The opening of the Wal-Mart Supercenter fueled small shop leasing, including four leases aggregating over 19,000 sq. ft. Occupancy at the center has improved to 96% at March 31, 2013 and ABR/SF has increased 57% since March 2010 through March 2013.

BEFORE	AFTER

Portfolio Diversification. We seek to achieve diversification by the geographic distribution of our shopping centers and the breadth of our tenant base and tenant business lines. We believe this diversification serves to insulate us from macro-economic cycles and reduces our exposure to any single market or retailer.

The shopping centers in our portfolio are strategically located across 38 states and throughout more than 175 MSAs, with 63% of our ABR derived from shopping centers located in the top 50 MSAs with no one MSA accounting for more than 6% of our ABR, in each case as of March 31, 2013.

In total, we have approximately 5,300 diverse national, regional and local retailers with approximately 9,200 leases in our IPO Portfolio. As a result, our 10 largest tenants accounted for only 18% of our ABR, and our two largest tenants, Kroger and TJX Companies, accounted for only 3.4% and 3.3%, respectively, of our ABR, in each case, as of March 31, 2013. Our largest shopping center represents only 1.5% of our ABR as of March 31, 2013.

The following chart lists our top 20 tenants by ABR as of March 31, 2013, illustrating the diversity of our tenant base.

	TOP 20 TENANTS BY ABR (Owned Only)
Retailer	Retailer Type	Stores	GLA (in thousands)	% of GLA	ABR (in millions)	% of ABR
(1)	Grocery	66	4,309	5.0%	$29.3	3.4%
(2)	Discount—apparel	94	3,008	3.5%	28.5	3.3%
	Grocery	39	1,794	2.1%	16.5	1.9%
(3)	Discount /grocery	27	3,458	4.0%	16.2	1.9%
(4)	Discount—dollar store	127	1,446	1.7%	14.4	1.7%
(5)	Grocery	19	1,140	1.3%	12.1	1.4%
(6)	Discount	29	2,586	3.0%	11.8	1.4%
(7)	Grocery	18	943	1.1%	9.7	1.1%
(8)	Electronics	18	714	0.8%	9.3	1.1%
(9)	Discount	30	730	0.8%	9.1	1.0%
TOP 10		467	20,129	23.2%	$157.0	18.0%
	Specialty	29	654	0.8%	9.1	1.0%
	Discount—apparel	28	807	0.9%	8.9	1.0%
	Discount	45	1,440	1.7%	8.3	1.0%
	Office supply	32	722	0.8%	8.2	0.9%
	Discount—apparel	14	1,131	1.3%	7.3	0.8%
	Discount	13	1,023	1.2%	7.2	0.8%
	Specialty	29	419	0.5%	6.4	0.7%
(10)	Sporting goods	12	492	0.6%	6.4	0.7%
	Specialty	16	962	1.1%	6.0	0.7%
(11)	Grocery	19	717	0.8%	5.9	0.7%
TOP 20		704	28,498	32.9%	$230.7	26.5%

(1)	Includes Dillons, Food 4 Less, King Soopers, Kroger, Pay Less, Ralphs and Smith’s.
(2)	Includes HomeGoods, Marshalls and T.J. Maxx.
(3)	Includes Discount Stores, Sam’s Club, Supercenters and Walmart Neighborhood Market.
(4)	Includes Deal$, Dollar Stop and Dollar Tree.
(5)	Includes Giant Food, Martin’s, Stop & Shop and Super Stop & Shop.
(6)	Includes Kmart, Sears and Sears Outlet.
(7)	Includes Dominick’s, Randalls, Tom Thumb and Vons.
(8)	Includes Best Buy and Pacific Sales.
(9)	Includes Bed Bath & Beyond, buybuy BABY, Christmas Tree Shops, Harmon Face Values and World Market.
(10)	Includes Dick’s and Golf Galaxy.
(11)	Includes Bottom Dollar, Food Lion, Hannaford, Harvey’s and Sweetbay.

The following chart demonstrates the split by percentage of GLA among national, regional and local retailers as of March 31, 2013. National and regional tenants represent 86% of GLA, illustrating the strength of our relationship with national and regional brands.

The following chart demonstrates the diversity of our tenants as of March 31, 2013, who represent over 10 major categories of merchandise sold or service provided. Tenants are assigned to categories in accordance with the guidelines of the North American Industry Classification System.

Flexible Capital Structure Positioned for Growth. Our initial capital structure provides us with financial flexibility and capacity to fund our current growth capital needs, as well as future opportunities. We believe the recent completion of our $2.75 billion Unsecured Credit Facility with a lending group comprised of top-tier financial institutions demonstrates our ability to access cost effective debt capital, provides us the opportunity to repay significant amounts of currently higher cost secured debt and gives us additional flexibility to further improve our financial position. We believe that the Unsecured Credit Facility is the largest ever debut credit facility in the REIT industry. We anticipate that we will have $         million of undrawn capacity under the Unsecured Credit Facility upon completion of this offering after giving effect to the use of proceeds therefrom.

We believe that becoming a publicly traded company will further enhance our access to multiple forms of capital, including follow-on offerings of our common stock, unsecured corporate level debt, preferred equity and additional credit facilities, which will provide us with a competitive advantage over smaller, more highly leveraged or privately-held shopping center companies.

We intend to continue to enhance our financial and operating flexibility through ongoing reduction of our secured debt over time and to pursue an investment grade credit rating with the major credit rating agencies.

Properties

Our IPO Portfolio consists of 522 shopping centers. Sixty three percent of the ABR in our IPO Portfolio as of March 31, 2013 derived from shopping centers located in the top 50 U.S. MSAs by population. Our top markets by ABR include the MSAs of New York, Philadelphia and Houston.

With an average shopping center size of approximately 166,100 sq. ft. as of March 31, 2013, our IPO Portfolio is comprised predominantly of community shopping centers (63% of our shopping centers), with the balance comprised of neighborhood shopping centers. Our shopping centers have an appropriate mix of anchor and small shop GLA, with approximately one-third of the portfolio GLA comprised of small shop space. Our shopping centers are anchored by a mix of leading grocers, national and regional discount and general merchandise retailers and category-dominant anchors. We believe that the necessity- and value-oriented merchandise mix of the retail tenants in our centers reduces our exposure to macro-economic cycles and consumer purchases via the internet, generating more predictable property-level cash flows. Such retailers provide goods and services that consumers purchase regularly such as food, health care items and household supplies. Such retailers also sell items such as clothing at lower prices than other traditional retailers.

Overall, we have a broad and highly diversified retail tenant base that includes approximately 5,300 tenants, with no one tenant having represented more than 3.4% of the total ABR generated from our shopping centers as of March 31, 2013. Our three largest tenants are Kroger, TJX Companies and Publix, representing 3.4%, 3.3% and 1.9% of total IPO Portfolio ABR as of March 31, 2013, respectively. The following table sets forth certain information as of March 31, 2013, regarding the shopping centers in our IPO Portfolio on a state-by-state basis:

State	Number of Shopping Centers	GLA (sq. ft.)	Occupancy	Percent of ABR
Texas	68	9,609,346	92.3%	11.4%
Florida	58	9,059,425	88.2%	10.9%
California	29	5,719,140	96.1%	9.6%
Pennsylvania	37	6,063,159	94.0%	7.2%
New York	33	4,344,611	94.8%	6.8%
Illinois	24	4,777,425	91.2%	5.6%
Georgia	37	5,263,973	85.6%	4.8%
Ohio	24	4,500,439	88.2%	4.5%
North Carolina	22	4,422,854	90.2%	4.4%
New Jersey	17	2,942,973	91.6%	4.3%
Michigan	19	3,732,662	90.7%	3.5%
Connecticut	15	2,279,527	92.8%	3.3%
Tennessee	16	3,245,125	91.8%	3.1%
Kentucky	12	2,520,173	95.0%	2.2%
Massachusetts	10	1,728,610	90.5%	2.0%
Colorado	6	1,478,559	87.7%	1.9%
Minnesota	10	1,485,108	92.3%	1.7%
Indiana	12	1,970,181	85.8%	1.6%
Virginia	11	1,445,718	93.6%	1.6%
South Carolina	8	1,394,993	86.6%	1.4%
Maryland	5	772,793	94.4%	1.0%
Nevada	3	609,661	93.6%	0.9%
New Hampshire	5	769,689	94.1%	0.8%
Alabama	4	989,734	92.7%	0.8%
Wisconsin	5	765,084	90.0%	0.8%
Missouri	6	874,795	95.1%	0.7%
Iowa	5	783,917	87.4%	0.5%
Louisiana	4	612,368	96.2%	0.4%
Mississippi	3	406,316	80.5%	0.3%
Kansas	2	373,870	90.2%	0.3%
Maine	2	391,746	91.2%	0.3%
Arizona	2	288,110	84.8%	0.3%
Delaware	1	191,855	100.0%	0.2%
Vermont	1	224,514	98.0%	0.2%
West Virginia	2	251,500	92.3%	0.2%
Oklahoma	1	186,851	100.0%	0.2%
Rhode Island	1	148,126	97.4%	0.2%
New Mexico	2	83,800	100.0%	0.1%

Total:	522	86,708,730	91.2%	100.0%

The following table sets forth certain information by unit size as of March 31, 2013.

Unit Size	ABR/SF	GLA (sq. ft.)	% of GLA	Vacant Units	Vacant GLA (sq. ft.)	% of Vacant GLA	Occupancy
≥ 35,000 sq. ft.	$8.51	36,403,013	42%	16	711,682	9%	98.0%
20,000 sq. ft. – 34,999 sq. ft.	9.25	14,728,369	17%	32	806,146	11%	94.5%
10,000 sq. ft. – 19,999 sq. ft.	12.24	9,448,987	11%	65	862,910	11%	90.9%
5,000 sq. ft. – 9,999 sq. ft.	14.80	9,456,897	11%	241	1,655,137	22%	82.5%
< 5,000 sq. ft.	20.59	16,671,464	19%	1,785	3,566,153	47%	78.6%

Total	$11.79	86,708,730	100%	2,139	7,602,028	100%	91.2%

≥10,000 sq. ft.	$9.28	60,580,369	70%	113	2,380,738	31%	96.1%
< 10,000 sq. ft.	18.45	26,128,361	30%	2,026	5,221,290	69%	80.0%

The following table sets forth, as of March 31, 2013, a schedule of lease expirations for leases in place within our IPO Portfolio for each of the next nine years and thereafter, assuming no exercise of renewal options or base rent escalations over the lease term:

	Number of Leases Expiring	Leased GLA (sq. ft.)	% of ABR
2013	1,515	6,224,614	8.5%
2014	1,589	9,868,354	12.6%
2015	1,558	11,563,555	14.2%
2016	1,294	11,058,701	14.0%
2017	1,244	9,803,877	13.3%
2018	726	7,355,242	9.6%
2019	252	3,625,165	4.4%
2020	211	3,017,068	3.9%
2021	204	2,976,351	3.8%
Thereafter	615	13,613,775	15.7%

Total:	9,208	79,106,702	100.0%

A complete listing of the shopping centers in our IPO Portfolio as of March 31, 2013 is as follows:

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
ALABAMA
Winchester Plaza *	Huntsville	Huntsville, AL	75,700	93.0%	Publix
Springdale	Mobile	Mobile, AL	611,972	90.2%	Belk, Best Buy, Big Lots, Burlington Coat Factory, Marshalls	Sam’s Club
Payton Park	Sylacauga	Talladega- Sylacauga, AL	231,820	99.0%	Walmart Supercenter
Shops of Tuscaloosa *	Tuscaloosa	Tuscaloosa, AL	70,242	92.6%	Publix
ARIZONA
Glendale Galleria	Glendale	Phoenix-Mesa-Glendale, AZ	119,525	67.9%
Northmall Centre	Tucson	Tucson, AZ	168,585	96.8%	CareMore, JC Penney Home Store, Pacific Sales, Stein Mart	Sam’s Club
CALIFORNIA
Applegate Ranch Shopping Center *	Atwater	Merced, CA	144,444	83.2%	Marshalls	SuperTarget, Walmart
Bakersfield Plaza	Bakersfield	Bakersfield- Delano, CA	236,873	99.9%	Burlington Coat Factory, CVS, Lassens Natural Foods
Carmen Plaza	Camarillo	Oxnard- Thousand Oaks-Ventura, CA	129,173	100.0%	24 Hour Fitness, CVS, Michaels	Trader Joe’s
Plaza Rio Vista *	Cathedral	Riverside- San Bernardino- Ontario, CA	67,622	83.5%	Stater Bros.
Clovis Commons *	Clovis	Fresno, CA	174,990	95.3%	Best Buy, Office Depot, PetSmart, T.J. Maxx	Target
Cudahy Plaza	Cudahy	Los Angeles- Long Beach- Santa Ana, CA	147,804	100.0%	Big Lots, Kmart
University Mall	Davis	Sacramento—Arden-Arcade—Roseville, CA	106,023	90.4%	Forever21, Trader Joe’s, World Market
Felicita Plaza	Escondido	San Diego-Carlsbad-San Marcos, CA	98,714	95.8%	Chuze Fitness, Vons
Arbor—Broadway Faire	Fresno	Fresno, CA	252,634	97.0%	Home Depot, PetSmart, Smart & Final, United Artists Theatres
Lompoc Shopping Center	Lompoc	Santa Barbara-Santa Maria-Goleta, CA	179,495	96.4%	Marshalls, Michaels, Staples, Vons
Briggsmore Plaza	Modesto	Modesto, CA	99,315	100.0%	Dunhill Furniture, Grocery Outlet	In Shape Health Club
Montebello Plaza	Montebello	Los Angeles- Long Beach- Santa Ana, CA	283,631	95.8%	99¢ Only, Albertsons, Best Buy, CVS, Ross Dress for Less
California Oaks Center	Murrieta	Riverside- San Bernardino-Ontario, CA	130,922	85.3%	Ralphs

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Esplanade Shopping Center	Oxnard	Oxnard-Thousand Oaks-Ventura, CA	356,864	99.7%	Bed Bath & Beyond, Dick’s Sporting Goods, LA Fitness, Nordstrom Rack, T.J. Maxx, Walmart Neighborhood Market	Home Depot
Pacoima Center	Pacoima	Los Angeles- Long Beach- Santa Ana, CA	202,773	100.0%	Food 4 Less, Ross Dress for Less, Target
Paradise Plaza	Paradise	Chico, CA	198,323	96.9%	Kmart, Rite Aid, Save Mart
Metro 580	Pleasanton	San Francisco-Oakland-Fremont, CA	176,510	86.3%	Kohl’s, Sports Chalet	Walmart
Rose Pavilion	Pleasanton	San Francisco-Oakland-Fremont, CA	293,359	93.9%	99 Ranch Market, Fresh & Easy, Golfsmith, Macy’s Home Store
Puente Hills Town Center	Rowland Heights	Los Angeles- Long Beach- Santa Ana, CA	259,162	95.5%	Marshalls
San Bernardino Center	San Bernardino	Riverside- San Bernardino-Ontario, CA	143,082	100.0%	Big Lots, Target
Ocean View Plaza	San Clemente	Los Angeles- Long Beach- Santa Ana, CA	169,963	98.9%	CVS, Fitness Elite for Women, Ralphs, Trader Joe’s
Mira Mesa Mall	San Diego	San Diego-Carlsbad-San Marcos, CA	407,100	98.2%	Bed Bath & Beyond, Kohl’s, Marshalls, Mira Mesa Lanes, Vons
San Dimas Plaza	San Dimas	Los Angeles- Long Beach- Santa Ana, CA	119,157	90.1%	T.J. Maxx	Ralph’s, Rite Aid
Bristol Plaza	Santa Ana	Los Angeles- Long Beach- Santa Ana, CA	111,403	100.0%	Big Lots, PETCO, Rite Aid, Trader Joe’s
Gateway Plaza	Santa Fe Springs	Los Angeles- Long Beach- Santa Ana, CA	289,268	100.0%	El Super, LA Fitness, Walmart	Target
Santa Paula Shopping Center	Santa Paula	Oxnard-Thousand Oaks-Ventura, CA	191,475	98.7%	Big Lots, Heritage Hardware, Vons
Vail Ranch Center	Temecula	Riverside-San Bernardino-Ontario, CA	201,904	89.8%	Stater Bros., Stein Mart
Country Hills Shopping Center	Torrance	Los Angeles- Long Beach- Santa Ana, CA	56,750	100.0%	Ralphs
Gateway Plaza—Vallejo	Vallejo	Vallejo-Fairfield, CA	490,407	97.1%	Bed Bath & Beyond, Century Theaters, Marshalls, Ross Dress for Less, Toys“R”Us	Costco, Target
COLORADO
Arvada Plaza	Arvada	Denver-Aurora-Broomfield, CO	95,236	100.0%	Arc, King Soopers
Arapahoe Crossings	Aurora	Denver-Aurora-Broomfield, CO	466,363	95.0%	2nd & Charles, AMC Theatres, Big Lots, Gordman’s, King Soopers, Kohl’s, Marshalls
Aurora Plaza	Aurora	Denver-Aurora-Broomfield, CO	178,491	100.0%	Cinema Latino, King Soopers

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Villa Monaco	Denver	Denver-Aurora-Broomfield, CO	122,139	79.2%	Walmart Neighborhood Market
Superior Marketplace	Superior	Boulder, CO	278,790	90.1%	Ross Dress for Less, Sports Authority, T.J. Maxx, Whole Foods Market	Costco, SuperTarget
Westminster City Center	Westminster	Denver-Aurora-Broomfield, CO	337,540	68.7%	Babies“R”Us, Barnes & Noble, Gordmans, Ross Dress for Less
CONNECTICUT
Freshwater—Stateline Plaza	Enfield	Hartford-West Hartford-East Hartford, CT	295,647	99.5%	Costco, Dick’s Sporting Goods, P.C. Richard & Son	Home Depot
The Shoppes at Fox Run	Glastonbury	Hartford-West Hartford-East Hartford, CT	108,627	93.2%	PETCO, Whole Foods Market
Groton Square	Groton	Norwich-New London, CT	196,802	95.9%	Kohl’s, Super Stop & Shop
Parkway Plaza	Hamden	New Haven-Milford, CT	72,353	100.0%	PriceRite
Killingly Plaza	Killingly	Willimantic, CT	75,304	93.7%	Kohl’s
The Manchester Collection	Manchester	Hartford-West Hartford-East Hartford, CT	341,713	86.5%	Babies“R”Us, Bed Bath & Beyond, Savers, Sports Authority	Sam’s Club, Walmart
Chamberlain Plaza	Meriden	New Haven-Milford, CT	55,264	89.0%	Dollar Tree, Savers
Milford Center	Milford	New Haven-Milford, CT	25,056	100.0%	Xpect Discounts
Turnpike Plaza	Newington	Hartford-West Hartford-East Hartford, CT	150,741	100.0%	Dick’s Sporting Goods, Price Chopper
North Haven Crossing	North Haven	New Haven-Milford, CT	104,017	97.9%	Barnes & Noble, Dollar Tree, DSW, PetSmart, Staples
Christmas Tree Plaza	Orange	New Haven-Milford, CT	132,791	85.6%	A.C. Moore, Christmas Tree Shops
Stratford Square	Stratford	Bridgeport-Stamford-Norwalk, CT	161,539	88.0%	Marshalls, Regal Cinemas
Torrington Plaza	Torrington	Torrington, CT	125,729	83.4%	Staples, T.J. Maxx
Waterbury Plaza	Waterbury	New Haven-Milford, CT	197,206	87.7%	Pretty Woman, Super Stop & Shop	Target
Waterford Commons	Waterford	Norwich-New London, CT	236,738	97.8%	Babies“R”Us, Dick’s Sporting Goods	Best Buy
DELAWARE
North Dover Shopping Center	Dover	Dover, DE	191,855	100.0%	Acme, Staples, T.J. Maxx, Toys“R”Us
FLORIDA
Apopka Commons	Apopka	Orlando-Kissimmee-Sanford, FL	42,507	100.0%	Staples	Home Depot
Brooksville Square	Brooksville	Tampa-St. Petersburg-Clearwater, FL	152,661	63.9%	Publix

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Coastal Way—Coastal Landing	Brooksville	Tampa- St. Petersburg-Clearwater, FL	368,098	96.4%	Bed Bath & Beyond, Belk, Marshalls, Sears
Midpoint Center *	Cape Coral	Cape Coral-Fort Myers, FL	75,386	100.0%	Publix	Target
Clearwater Mall	Clearwater	Tampa- St. Petersburg-Clearwater, FL	300,929	95.1%	hhgregg, Ross Dress for Less	Costco, Lowe’s, SuperTarget
Coconut Creek	Coconut Creek	Miami-Fort Lauderdale-Pompano Beach, FL	265,671	74.3%	Big Lots, Publix, Zero Gravity
Century Plaza Shopping Center	Deerfield Beach	Miami-Fort Lauderdale-Pompano Beach, FL	90,523	73.5%	Broward County Library
Northgate S.C.	DeLand	Deltona-Daytona Beach-Ormond Beach, FL	186,396	96.1%	Publix
Eustis Village *	Eustis	Orlando-Kissimmee-Sanford, FL	156,927	94.0%	Beall’s, Publix
First Street Village *	Fort Myers	Cape Coral-Fort Myers, FL	54,926	90.9%	Publix
Sun Plaza	Ft. Walton Beach	Crestview-Fort Walton Beach- Destin, FL	158,118	95.6%	Beall’s, Office Depot, Publix, T.J. Maxx
Normandy Square	Jacksonville	Jacksonville, FL	87,240	95.6%	CVS, Family Dollar, Winn-Dixie
Regency Park	Jacksonville	Jacksonville, FL	334,065	68.3%	American Signature Furniture, Hobby Lobby
The Shoppes at Southside	Jacksonville	Jacksonville, FL	109,113	100.0%	Best Buy, David’s Bridal, Sports Authority
Ventura Downs	Kissimmee	Orlando-Kissimmee-Sanford, FL	98,191	91.9%	Publix Sabor
Marketplace at Wycliffe	Lake Worth	Miami-Fort Lauderdale-Pompano Beach, FL	133,520	90.9%	Walgreens
Venetian Isle Shopping Ctr	Lighthouse Point	Miami-Fort Lauderdale- Pompano Beach, FL	189,164	93.6%	Publix, Staples, Tuesday Morning, T.J. Maxx
Marco Town Center *	Marco Island	Naples-Marco Island, FL	109,830	97.7%	Publix
Mall at 163rd Street	Miami	Miami-Fort Lauderdale- Pompano Beach, FL	370,132	63.0%	Marshalls, Ross Dress for Less	Walmart Supercenter
Miami Gardens	Miami	Miami-Fort Lauderdale- Pompano Beach, FL	244,719	100.0%	Ross Dress for Less, Winn-Dixie
Freedom Square	Naples	Naples-Marco Island, FL	211,839	96.8%	Publix
Naples Plaza	Naples	Naples-Marco Island, FL	203,501	97.9%	Marshalls, Office Depot, PGA Tour Superstore, Publix
Park Shore Shopping Center	Naples	Naples-Marco Island, FL	232,820	97.6%	Big Lots, HomeGoods, Kmart, The Fresh Market

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Chelsea Place *	New Port Richey	Tampa- St. Petersburg-Clearwater, FL	81,144	84.4%	Publix
Southgate	New Port Richey	Tampa- St. Petersburg-Clearwater, FL	238,838	89.1%	Big Lots, Old Time Pottery, Publix
Presidential Plaza	North Lauderdale	Miami-Fort Lauderdale- Pompano Beach, FL	88,306	80.2%	Family Dollar, Sedano’s
Fashion Square	Orange Park	Jacksonville, FL	36,029	32.6%	Miller’s Orange Park Ale House, Ruby Tuesday
Colonial Marketplace	Orlando	Orlando-Kissimmee-Sanford, FL	141,069	98.3%	LA Fitness, OfficeMax	Target
Conway Crossing *	Orlando	Orlando-Kissimmee-Sanford, FL	76,321	86.0%	Publix
Hunters Creek *	Orlando	Orlando-Kissimmee-Sanford, FL	73,204	100.0%	Lifestyle Family Fitness, Office Depot
Pointe Orlando	Orlando	Orlando-Kissimmee-Sanford, FL	406,190	85.8%	Regal Cinemas
Martin Downs Town Center *	Palm City	Port St. Lucie, FL	64,546	100.0%	Publix
Martin Downs Village Center *	Palm City	Port St. Lucie, FL	161,604	80.1%	Coastal Care, Goodwill, Walgreens
23rd Street Station	Panama City	Panama City-Lynn Haven-Panama City Beach, FL	98,827	89.8%	Publix
Panama City Square	Panama City	Panama City-Lynn Haven-Panama City Beach, FL	298,685	99.2%	Big Lots, Michaels, Sports Authority, T.J. Maxx, Walmart Supercenter
Pensacola Square	Pensacola	Pensacola-Ferry Pass-Brent, FL	142,767	70.4%	Beall’s	Hobby Lobby
Shopper’s Haven Shopping Ctr	Pompano Beach	Miami-Fort Lauderdale- Pompano Beach, FL	206,791	94.5%	A.C. Moore, Bed Bath & Beyond, Winn-Dixie
East Port Plaza *	Port St. Lucie	Port St. Lucie, FL	162,831	82.4%	Medvance, Publix
Shoppes of Victoria Square	Port St. Lucie	Port St. Lucie, FL	95,243	87.3%	Winn-Dixie
Lake St. Charles *	Riverview	Tampa-St. Petersburg-Clearwater, FL	57,015	95.1%	Sweetbay
Cobblestone Village I and II	Royal Palm Beach	Miami-Fort Lauderdale- Pompano Beach, FL	39,404	39.2%	—	SuperTarget
Beneva Village Shops *	Sarasota	North Port-Bradenton- Sarasota, FL	141,532	89.1%	Harbor Freight Tools, Publix
Sarasota Village	Sarasota	North Port-Bradenton- Sarasota, FL	173,184	99.2%	Big Lots, Crunch Gym, HomeGoods, Publix
Atlantic Plaza	Satellite Beach	Palm Bay-Melbourne-Titusville, FL	128,405	73.8%	Publix

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Seminole Plaza	Seminole	Tampa-St. Petersburg-Clearwater, FL	146,579	95.9%	Burlington Coat Factory, T.J. Maxx
Cobblestone Village	St. Augustine	Jacksonville, FL	261,081	95.9%	Beall’s, Bed Bath & Beyond, Publix, Ross Dress for Less
Dolphin Village *	St. Pete Beach	Tampa-St. Petersburg-Clearwater, FL	136,224	81.7%	Publix
Bay Point Plaza *	St. Petersburg	Tampa-St. Petersburg-Clearwater, FL	103,986	92.0%	Beall’s, Publix
Rutland Plaza	St. Petersburg	Tampa-St. Petersburg-Clearwater, FL	149,562	99.2%	Big Lots, Winn-Dixie
Skyway Plaza	St. Petersburg	Tampa-St. Petersburg-Clearwater, FL	110,799	94.1%	Dollar Tree
Tyrone Gardens	St. Petersburg	Tampa-St. Petersburg-Clearwater, FL	209,337	84.6%	Big Lots, Winn-Dixie
Downtown Publix	Stuart	Port St. Lucie, FL	153,246	68.0%	Publix
Sunrise Town Center *	Sunrise	Miami-Fort Lauderdale-Pompano Beach, FL	128,124	85.1%	L.A. Fitness, Office Depot	Walmart
Carrollwood Center *	Tampa	Tampa-St. Petersburg-Clearwater, FL	93,673	83.2%	Publix
Ross Plaza *	Tampa	Tampa-St. Petersburg-Clearwater, FL	90,625	93.3%	Deal$, Ross Dress for Less
Tarpon Mall	Tarpon Springs	Tampa-St. Petersburg-Clearwater, FL	145,832	100.0%	Publix, T.J. Maxx
Venice Plaza *	Venice	North Port-Bradenton-Sarasota, FL	132,345	95.0%	Sweetbay, T.J. Maxx
Venice Shopping Center *	Venice	North Port-Bradenton-Sarasota, FL	109,801	83.9%	Beall’s, Publix
GEORGIA
Governors Town Square*	Acworth	Atlanta-Sandy Springs-Marietta, GA	68,658	98.0%	Publix
Albany Plaza	Albany	Albany, GA	114,169	72.0%	Big Lots, Harveys, OK Beauty
Mansell Crossing	Alpharetta	Atlanta-Sandy Springs-Marietta, GA	332,364	96.4%	AMC Theatres, Barnes & Noble, Macy’s Furniture Gallery, Sports Authority, T.J. Maxx	Toys“R”Us
Perlis Plaza	Americus	Americus, GA	165,315	79.9%	Belk, Roses
Northeast Plaza	Atlanta	Atlanta-Sandy Springs-Marietta, GA	442,200	85.1%	Atlanta Ballroom, G-Mart International Foods, Goodwill
Augusta West Plaza	Augusta	Augusta-Richmond County, GA-SC	207,823	72.5%	Burlington Coat Factory, Dollar Tree
Sweetwater Village	Austell	Atlanta-Sandy Springs-Marietta, GA	66,197	94.3%	Family Dollar, Food Depot
Vineyards at Chateau Elan *	Braselton	—	79,047	84.1%	Publix
Cedar Plaza	Cedartown	Cedartown, GA	83,300	100.0%	Gold’s Gym, Kroger
Conyers Plaza	Conyers	Atlanta-Sandy Springs-Marietta, GA	171,374	91.4%	Jo-Ann Fabrics, PetSmart, Value Village	Home Depot, Walmart Supercenter
Cordele Square	Cordele	Cordele, GA	127,953	82.6%	Belk, Harveys

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Covington Gallery	Covington	Atlanta-Sandy Springs-Marietta, GA	174,857	95.2%	Ingles, Kmart
Salem Road Station *	Covington	Atlanta-Sandy Springs-Marietta, GA	67,270	83.2%	Publix
Keith Bridge Commons *	Cumming	Atlanta-Sandy Springs-Marietta, GA	94,886	86.7%	Kroger
Northside	Dalton	Dalton, GA	73,931	89.0%	BI-LO, Family Dollar
Cosby Station	Douglasville	Atlanta-Sandy Springs-Marietta, GA	77,811	91.4%	Publix
Park Plaza	Douglasville	Atlanta-Sandy Springs-Marietta, GA	46,494	47.6%	—	Kroger
Dublin Village *	Dublin	Dublin, GA	98,540	87.3%	Kroger
Westgate	Dublin	Dublin, GA	118,938	86.4%	Beall’s, Big Lots, Harveys	Home Depot
Venture Pointe	Duluth	Atlanta-Sandy Springs-Marietta, GA	155,172	76.3%	Studio Movie Grill
Banks Station	Fayetteville	Atlanta-Sandy Springs-Marietta, GA	176,451	87.3%	Cinemark, Food Depot, Staples
Barrett Place	Kennesaw	Atlanta-Sandy Springs-Marietta, GA	218,818	100.0%	Best Buy, Michaels, OfficeMax, PetSmart, Sports Authority, The Furniture Mall
Shops of Huntcrest *	Lawrenceville	Atlanta-Sandy Springs-Marietta, GA	97,040	97.2%	Publix
Mableton Walk	Mableton	Atlanta-Sandy Springs-Marietta, GA	105,884	76.3%	Publix
The Village at Mableton	Mableton	Atlanta-Sandy Springs-Marietta, GA	239,013	62.8%	Kmart
North Park	Macon	Macon, GA	216,795	94.4%	Kmart, Kroger
Marshalls at Eastlake	Marietta	Atlanta-Sandy Springs-Marietta, GA	54,976	97.1%	Marshalls
New Chastain Corners	Marietta	Atlanta-Sandy Springs-Marietta, GA	113,079	82.3%	Kroger
Pavilions at Eastlake	Marietta	Atlanta-Sandy Springs-Marietta, GA	157,888	81.4%	Kroger
Perry Marketplace	Perry	Warner Robins, GA	179,973	77.0%	Ace Hardware, Beall’s Outlet, Kroger
Creekwood Village	Rex	Atlanta-Sandy Springs-Marietta, GA	69,778	92.1%	Food Depot

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Shops of Riverdale	Riverdale	Atlanta-Sandy Springs-Marietta, GA	16,808	100.0%	—	Walmart Supercenter
Holcomb Bridge Crossing	Roswell	Atlanta-Sandy Springs-Marietta, GA	105,420	84.5%	PGA Tour Superstore
Victory Square	Savannah	Savannah, GA	122,739	100.0%	Citi Trends, Dollar Tree, Frank’s Theaters, Staples	SuperTarget
Stockbridge Village	Stockbridge	Atlanta-Sandy Springs-Marietta, GA	188,103	81.0%	Kroger
Stone Mountain Festival	Stone Mountain	Atlanta-Sandy Springs-Marietta, GA	347,091	89.2%	Hobby Lobby, Walmart Supercenter
Wilmington Island *	Wilmington Island	Savannah, GA	87,818	66.8%	Kroger
ILLINOIS
Annex of Arlington	Arlington Heights	Chicago-Joliet-Naperville, IL-IN-WI	193,175	93.0%	Barnes & Noble, Binny’s Beverage Depot, hhgregg, Trader Joe’s
Ridge Plaza	Arlington Heights	Chicago-Joliet-Naperville, IL-IN-WI	151,643	82.6%	Savers, XSport Fitness	Kohl’s
Bartonville Square	Bartonville	Peoria, IL	61,678	97.8%	Kroger
Festival Center	Bradley	Kankakee-Bradley, IL	63,796	76.7%	Big Lots, Dollar General
Southfield Plaza	Bridgeview	Chicago-Joliet-Naperville, IL-IN-WI	198,331	95.9%	Hobby Lobby, Shop ‘n Save
Commons of Chicago Ridge	Chicago Ridge	Chicago-Joliet-Naperville, IL-IN-WI	324,490	92.3%	Home Depot, Marshalls, Office Depot, XSport Fitness
Rivercrest Shopping Center	Crestwood	Chicago-Joliet-Naperville, IL-IN-WI	488,680	93.0%	Best Buy, PetSmart, Ross Dress for Less, T.J. Maxx, Ultra Foods
The Commons of Crystal Lake	Crystal Lake	Chicago-Joliet-Naperville, IL-IN-WI	273,060	87.9%	Jewel-Osco, Marshalls, Toys“R”Us	Hobby Lobby
Elk Grove Town Center	Elk Grove Village	Chicago-Joliet-Naperville, IL-IN-WI	131,849	99.2%	Dominick’s, Walgreens
Crossroads Centre	Fairview Heights	St. Louis, MO-IL	242,198	88.1%	Big Lots, Hobby Lobby, T.J. Maxx
Frankfort Crossing Shopping Center *	Frankfort	Chicago-Joliet-Naperville, IL-IN-WI	114,534	88.2%	Ace Hardware, Jewel-Osco
Freeport Plaza	Freeport	Freeport, IL	87,846	100.0%	Cub Foods, Stone’s Hallmark
Westview Center	Hanover Park	Chicago-Joliet-Naperville, IL-IN-WI	326,372	85.2%	Big Lots, LA Fitness, Tony’s Finer Foods	ValueCity
The Quentin Collection	Kildeer	Chicago-Joliet-Naperville, IL-IN-WI	161,285	94.2%	Best Buy, DSW, PetSmart, Stein Mart, The Fresh Market
Butterfield Square	Libertyville	Chicago-Joliet-Naperville, IL-IN-WI	106,755	92.7%	Sunset Foods
High Point Centre	Lombard	Chicago-Joliet-Naperville, IL-IN-WI	239,892	90.5%	Babies“R”Us, Office Depot, Ultra Foods
Long Meadow Commons	Mundelein	Chicago-Joliet-Naperville, IL-IN-WI	118,470	87.1%	Dominick’s

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Westridge Court	Naperville	Chicago-Joliet-Naperville, IL-IN-WI	673,082	93.7%	Big Lots, buybuy BABY, Carson Pirie Scott Furniture Gallery, Cribs 2 College, Gordman’s, hhgregg, Hollywood Palms Cinema, Marshalls, Savers
Sterling Bazaar	Peoria	Peoria, IL	84,438	96.6%	Kroger
Rollins Crossing	Round Lake Beach	Chicago-Joliet-Naperville, IL-IN-WI	192,911	86.9%	LA Fitness, Regal Cinemas	Kmart Super Center
Twin Oaks Shopping Center	Silvis	Davenport-Moline-Rock Island, IA-IL	114,342	96.4%	Eye Surgeon Associate, Hy-Vee
Parkway Pointe	Springfield	Springfield, IL	38,737	99.6%	Dress Barn, Family Christian Stores, Shoe Carnival	Target, Walmart
Sangamon Center North	Springfield	Springfield, IL	139,907	91.0%	Schnucks, U.S. Post Office
Tinley Park Plaza	Tinley Park	Chicago-Joliet-Naperville, IL-IN-WI	249,954	88.9%	T.J. Maxx, Walt’s
INDIANA
Meridian Village Plaza	Carmel	Indianapolis-Carmel, IN	130,812	72.2%	Godby Home Furnishings
Columbus Center	Columbus	Columbus, IN	143,603	97.7%	Big Lots, MC Sports, OfficeMax, T.J. Maxx	Target
Elkhart Plaza West	Elkhart	Elkhart-Goshen, IN	81,651	93.2%	CVS, Martin’s Super Market
Apple Glen Crossing	Fort Wayne	Fort Wayne, IN	150,156	85.2%	Best Buy, Dick’s Sporting Goods, PetSmart	Kohl’s, Walmart Supercenter
Elkhart Market Centre	Goshen	Elkhart-Goshen, IN	363,883	97.3%	Sam’s Club, Walmart
Marwood Plaza	Indianapolis	Indianapolis-Carmel, IN	107,080	82.1%	Kroger, Rainbow
Westlane Shopping Center	Indianapolis	Indianapolis-Carmel, IN	71,490	88.4%	Family Dollar, Marsh Supermarket
Valley View Plaza	Marion	Marion, IN	29,974	96.0%	Aaron’s	Walmart Supercenter
Bittersweet Plaza	Mishawaka	South Bend-Mishawaka, IN-MI	91,798	78.6%	Martin’s Super Market
Lincoln Plaza	New Haven	Fort Wayne, IN	103,938	62.2%	Kroger
Speedway Super Center	Speedway	Indianapolis-Carmel, IN	577,360	83.1%	Kohl’s, Kroger, Sears Outlet, T.J. Maxx
Sagamore Park Centre	West Lafayette	Lafayette, IN	118,436	85.4%	Pay Less (Kroger)
IOWA
Davenport Retail Center	Davenport	Davenport-Moline-Rock Island, IA-IL	62,588	100.0%	Factory Card Outlet, PetSmart, Staples	SuperTarget
Kimberly West Shopping Center	Davenport	Davenport-Moline-Rock Island, IA-IL	113,713	91.1%	Hy-Vee
Haymarket Mall	Des Moines	Des Moines-West Des Moines, IA	241,572	96.8%	Burlington Coat Factory, Hobby Lobby

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Haymarket Square	Des Moines	Des Moines-West Des Moines, IA	269,705	71.6%	Big Lots, Dahl’s Foods, Northern Tool + Equipment, Office Depot
Warren Plaza	Dubuque	Dubuque, IA	96,339	95.4%	Hy-Vee	Target
KANSAS
Westchester Square	Lenexa	Kansas City, MO-KS	164,838	81.1%	Hy-Vee
West Loop Shopping Center	Manhattan	Manhattan, KS	209,032	97.3%	Bellus Academy, Dillons, Jo-Ann Fabrics, Marshalls
KENTUCKY
Green River Plaza	Campbellsville	Campbellsville, KY	203,239	100.0%	JC Penney, Kroger, Tractor Supply
Kmart Plaza	Elizabethtown	Elizabethtown, KY	130,466	100.0%	Kmart, Staples
Florence Plaza - Florence Square	Florence	Cincinnati-Middletown, OH-KY-IN	624,242	97.7%	Barnes & Noble, Hobby Lobby, Kroger, Old Navy, Ollie’s Bargain Outlet, Staples, T.J. Maxx
Highland Commons	Glasgow	Glasgow, KY	130,466	98.9%	Food Lion, Kmart
Jeffersontown Commons	Jeffersontown	Louisville/Jefferson County, KY-IN	208,374	82.9%	King Pin Lanes, Louisville Athletic Club
Mist Lake Plaza	Lexington	Lexington-Fayette, KY	217,292	89.6%	Gabriel Brothers, Walmart
London Marketplace	London	London, KY	169,032	100.0%	Burke’s Outlet, Kmart, Kroger
Eastgate Shopping Center	Louisville	Louisville/Jefferson County, KY-IN	174,947	95.1%	Kroger
Plainview Village	Louisville	Louisville/Jefferson County, KY-IN	164,367	88.0%	Kroger
Stony Brook I & II	Louisville	Louisville/Jefferson County, KY-IN	136,919	87.8%	Kroger
Towne Square North	Owensboro	Owensboro, KY	163,161	95.9%	Books-A-Million, Hobby Lobby, Office Depot
Lexington Road Plaza	Versailles	Lexington-Fayette, KY	197,668	100.0%	Kmart, Kroger
LOUISIANA
Karam Shopping Center	Lafayette	Lafayette, LA	100,238	88.4%	Conn’s, Super 1 Foods
Iberia Plaza	New Iberia	New Iberia, LA	131,731	94.1%	Super 1 Foods
Lagniappe Village	New Iberia	New Iberia, LA	201,360	100.0%	Big Lots, Citi Trends, Stage, T.J. Maxx
The Pines	Pineville	Alexandria, LA	179,039	97.8%	Kmart, Super 1 Foods
MAINE
BJ’s Plaza	Portland	Portland-South Portland-Biddeford, ME	104,233	100.0%	BJ’s Wholesale Club
Pine Tree Shopping Center	Portland	Portland-South Portland-Biddeford, ME	287,513	88.0%	Big Lots, Lowe’s

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
MARYLAND
South Plaza Shopping Center *	California	Lexington Park, MD	92,335	100.0%	Best Buy, Old Navy, PETCO, Ross Dress for Less
Campus Village	College Park	Washington- Arlington- Alexandria, DC-VA- MD-WV	25,529	75.3%	—
Fox Run	Prince Frederick	Washington- Arlington- Alexandria, DC-VA- MD-WV	292,849	93.7%	Giant Food, Kmart, Peebles
Liberty Plaza	Randallstown	Baltimore-Towson, MD	220,378	95.7%	Marshalls, Walmart Supercenter
Rising Sun Towne Centre	Rising Sun	Philadelphia- Camden- Wilmington, PA-NJ- DE-MD	141,702	93.5%	Big Lots, Martin’s Food
MASSACHUSETTS
Points West	Brockton	Boston-Cambridge-Quincy, MA-NH	139,255	80.5%	Ocean State Job Lot, PriceRite
Burlington Square I, II & III	Burlington	Boston-Cambridge-Quincy, MA-NH	86,290	85.2%	Golf Galaxy, Pyara Salon, Staples
Chicopee Marketplace	Chicopee	Springfield, MA	150,959	100.0%	Marshalls, Staples	Walmart Supercenter
Holyoke Shopping Center	Holyoke	Springfield, MA	201,875	95.5%	Ocean State Job Lot, Stop & Shop
WaterTower Plaza	Leominster	Worcester, MA	296,320	94.2%	Ocean State Job Lot, Shaw’s, T.J. Maxx
Lunenberg Crossing	Lunenburg	Worcester, MA	25,515	47.1%	—	Hannaford Bros., Walmart
Lynn Marketplace	Lynn	Boston-Cambridge-Quincy, MA-NH	78,092	100.0%	Rainbow, Shaw’s
Berkshire Crossing	Pittsfield	Pittsfield, MA	442,549	96.9%	Home Depot, Price Chopper, Walmart
Westgate Plaza	Westfield	Springfield, MA	103,903	97.3%	Ocean State Job Lot, Staples, T.J. Maxx
Perkins Farm Marketplace	Worcester	Worcester, MA	203,852	66.5%	CW Price, Super Stop & Shop
MICHIGAN
Maple Village	Ann Arbor	Ann Arbor, MI	293,525	94.2%	Dunham’s Sports, Kmart, Plum Market
Grand Crossing	Brighton	Detroit-Warren- Livonia, MI	85,389	87.6%	ACO Hardware, VG’s Food
Farmington Crossroads	Farmington	Detroit- Warren- Livonia, MI	86,470	96.1%	Dollar Tree, Ollie’s Bargain Outlet, True Value Hardware
Silver Pointe Shopping Center	Fenton	Flint, MI	163,919	79.9%	Dunham’s Sports, VG’s Food
Cascade East	Grand Rapids	Grand Rapids- Wyoming, MI	99,529	74.2%	D&W Food Center
Delta Center	Lansing	Lansing-East Lansing, MI	186,246	89.3%	Bed Bath & Beyond, Gift & Bible Center, Hobby Lobby, Planet Fitness
Lakes Crossing	Muskegon	Muskegon-Norton Shores, MI	114,623	81.4%	Jo-Ann Fabrics, Party City	Kohl’s

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Redford Plaza	Redford	Detroit-Warren-Livonia, MI	293,827	97.0%	Burlington Coat Factory, CW Price, Kroger
Hampton Village Centre	Rochester Hills	Detroit-Warren-Livonia, MI	454,747	98.4%	Best Buy, Emagine Theatre, Kohl’s, T.J. Maxx	Target
Fashion Corners	Saginaw	Saginaw-Saginaw Township North, MI	187,832	94.0%	Bed Bath & Beyond, Best Buy, Dunham’s Sports
Green Acres	Saginaw	Saginaw-Saginaw Township North, MI	281,646	68.2%	Kroger, Planet Fitness
Hall Road Crossing	Shelby Township	Detroit-Warren-Livonia, MI	175,503	100.0%	Gander Mountain, Michaels, Old Navy, T.J. Maxx
Southfield Plaza	Southfield	Detroit-Warren-Livonia, MI	106,948	64.2%	Dollar Castle, Planet Fitness	Burlington Coat Factory
18 Ryan	Sterling Heights	Detroit-Warren-Livonia, MI	101,709	100.0%	O’Reilly’s Auto Parts, Planet Fitness, VG’s Food
Delco Plaza	Sterling Heights	Detroit-Warren-Livonia, MI	154,853	100.0%	Babies“R”Us, Bed Bath & Beyond, Dunham’s Mega Sports, Larry’s Performance R/C’s
Grand Traverse Crossing	Traverse City	Traverse City, MI	412,755	96.9%	Books-A-Million, Home Depot, Walmart
West Ridge	Westland	Detroit-Warren-Livonia, MI	163,131	75.6%	Bargain Club, Office Solutions, The Tile Shop	Burlington Coat Factory, Target
Roundtree Place	Ypsilanti	Ann Arbor, MI	246,620	98.6%	Ollie’s Bargain Outlet, Walmart
Washtenaw Fountain Plaza	Ypsilanti	Ann Arbor, MI	123,390	96.8%	Dollar Tree, Dunham’s Sports, Planet Fitness, Save-A-Lot
MINNESOTA
Southport Centre I—VI	Apple Valley	Minneapolis-St. Paul-Bloomington, MN-WI	124,937	97.2%	Best Buy, Dollar Tree, Walgreens	SuperTarget
Austin Town Center	Austin	Austin, MN	110,680	96.5%	Aldi, Jo-Ann Fabrics, Staples	Target
Burning Tree Plaza	Duluth	Duluth, MN-WI	182,969	97.6%	Best Buy, Dunham’s Sports, T.J. Maxx
Elk Park Center	Elk River	Minneapolis-St. Paul-Bloomington, MN-WI	204,992	91.1%	Cub Foods, OfficeMax
Westwind Plaza	Minnetonka	Minneapolis-St. Paul-Bloomington, MN-WI	87,942	100.0%	—	Cub Foods
Richfield Hub & West Shopping Center	Richfield	Minneapolis-St. Paul-Bloomington, MN-WI	215,334	82.0%	Marshalls, Michaels, Rainbow Foods
Roseville Center	Roseville	Minneapolis-St. Paul-Bloomington, MN-WI	76,894	87.8%	Dollar Tree, Hancock Fabrics	Rainbow Foods

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Marketplace @ 42	Savage	Minneapolis-St. Paul-Bloomington, MN-WI	117,873	96.5%	Rainbow Foods
Sun Ray Shopping Center	St. Paul	Minneapolis-St. Paul-Bloomington, MN-WI	290,392	88.8%	Blast Fitness, Cub Foods, T.J. Maxx, Valu Thrift Store
White Bear Hills Shopping Center	White Bear Lake	Minneapolis-St. Paul-Bloomington, MN-WI	73,095	100.0%	Dollar Tree, Festival Foods
MISSISSIPPI
Clinton Crossing	Clinton	Jackson, MS	112,148	97.6%	Kroger
County Line Plaza	Jackson	Jackson, MS	221,127	65.4%	Havertys, Office Depot
Jacksonian Plaza	Jackson	Jackson, MS	73,041	100.0%	Books-A-Million, Georgia Carpet Outlet, Office Depot	Kroger
MISSOURI
Ellisville Square	Ellisville	St. Louis, MO-IL	148,940	93.6%	Kmart, Lukas Liquors
Clocktower Place	Florissant	St. Louis, MO-IL	207,317	92.1%	Aldi, Florissant Furniture, Office Depot, Ross Dress for Less
Hub Shopping Center	Independence	Kansas City, MO-KS	160,423	92.9%	Price Chopper
Watts Mill Plaza	Kansas City	Kansas City, MO-KS	161,717	100.0%	Ace Hardware, Price Chopper
Liberty Corners	Liberty	Kansas City, MO-KS	124,808	98.0%	Price Chopper, Rainbow
Maplewood Square	Maplewood	St. Louis, MO-IL	71,590	95.4%	Shop ‘n Save
NEVADA
Galleria Commons	Henderson	Las Vegas-Paradise, NV	275,011	100.0%	Babies “R” Us, Burlington Coat Factory, Stein Mart, T.J. Maxx
Montecito Marketplace (2)	Las Vegas	Las Vegas-Paradise, NV	190,434	100.0%	Smith’s, T.J. Maxx
Renaissance Center East	Las Vegas	Las Vegas-Paradise, NV	144,216	72.9%	Savers
NEW HAMPSHIRE
Bedford Grove	Bedford	Manchester-Nashua, NH	216,941	99.4%	Hannaford Bros., Walmart
Capitol Shopping Center	Concord	Concord, NH	182,863	97.2%	Burlington Coat Factory, Demoulas Supermarkets, Jo-Ann Fabrics, Marshalls
Willow Springs Plaza	Nashua	Manchester-Nashua, NH	131,248	98.0%	JC Penney Home Store, Jordan’s Warehouse, Namco Pool and Patio, PETCO	Home Depot
Seacoast Shopping Center	Seabrook	Boston-Cambridge-Quincy, MA-NH	91,690	92.1%	Jo-Ann Fabrics, Shaw’s	Walmart
Tri-City Plaza	Somersworth	Boston-Cambridge-Quincy, MA-NH	146,947	80.0%	Demoulas Supermarkets, T.J. Maxx

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
NEW JERSEY
Laurel Square	Brick	New York-Northern New Jersey-Long Island, NY-NJ-PA	246,235	88.4%	Kmart, Pathmark
the Shoppes at Cinnaminson	Cinnaminson	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	290,722	99.4%	Burlington Coat Factory, Ross Dress For Less, ShopRite
A&P Fresh Market	Clark	New York-Northern New Jersey-Long Island, NY-NJ-PA	52,812	100.0%	A&P Fresh Market
Collegetown Shopping Center	Glassboro	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	250,515	76.6%	Kmart, Staples
Hamilton Plaza-Kmart Plaza	Hamilton	Trenton-Ewing, NJ	149,060	74.7%	Kmart
Bennetts Mills Plaza	Jackson	New York-Northern New Jersey-Long Island, NY-NJ-PA	127,230	93.8%	Stop & Shop
Lakewood Plaza	Lakewood	New York-Northern New Jersey-Long Island, NY-NJ-PA	203,547	92.8%	ShopRite
Marlton Crossing	Marlton	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	311,352	96.2%	Burlington Coat Factory, DSW, HomeGoods, T.J. Maxx
Middletown Plaza	Middletown	New York-Northern New Jersey-Long Island, NY-NJ-PA	197,466	100.0%	ShopRite
Old Bridge Gateway	Old Bridge	New York-Northern New Jersey-Long Island, NY-NJ-PA	235,995	88.1%	Marshalls, Robert Wood Johnson Fitness
Morris Hills Shopping Center	Parsippany	New York-Northern New Jersey-Long Island, NY-NJ-PA	159,230	94.0%	Blink Fitness (Equinox), Clearview Cinema Group, Marshalls
Rio Grande Plaza	Rio Grande	Ocean City, NJ	141,355	97.0%	JC Penney, Peebles, PetSmart	ShopRite
Ocean Heights Shopping Center	Somers Point	Atlantic City- Hammonton, NJ	173,599	98.5%	ShopRite, Staples
ShopRite Supermarket	Springfield	New York-Northern New Jersey-Long Island, NY-NJ-PA	32,209	100.0%	ShopRite
Tinton Falls Plaza	Tinton Falls	New York-Northern New Jersey-Long Island, NY-NJ-PA	98,410	78.6%	Dollar Tree, WOW Fitness	A&P
Cross Keys Commons	Turnersville	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	216,428	94.9%	Marshalls, Ross Dress for Less, Staples	Walmart Supercenter
Dover Park Plaza	Yardville	Trenton-Ewing, NJ	56,808	82.6%	CVS, Dollar Buys

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
NEW MEXICO
St Francis Plaza	Santa Fe	Santa Fe, NM	35,800	100.0%	Walgreens, Whole Foods Market
Smith’s	Socorro	—	48,000	100.0%	Smith’s
NEW YORK
Parkway Plaza	Carle Place	New York-Northern New Jersey-Long Island, NY-NJ-PA	89,704	100.0%	Minado, Stew Leonard Wines, T.J. Maxx
Kmart Plaza	Dewitt	Syracuse, NY	115,500	94.7%	Kmart, OfficeMax
Unity Plaza	East Fishkill	Poughkeepsie-Newburgh-Middletown, NY	67,462	100.0%	A&P Fresh Market
Suffolk Plaza	East Setauket	New York-Northern New Jersey-Long Island, NY-NJ-PA	84,480	98.1%	Waldbaum’s	Kohl’s
Three Village Shopping Center	East Setauket	New York-Northern New Jersey-Long Island, NY-NJ-PA	77,458	99.1%	Ace Hardware, King Kullen
Stewart Plaza	Garden City	New York-Northern New Jersey-Long Island, NY-NJ-PA	193,622	90.9%	Burlington Coat Factory, K&G Men’s Center
Genesee Valley Shopping Center	Geneseo	Rochester, NY	191,284	95.0%	Tractor Supply, Wegmans
McKinley Plaza	Hamburg	Buffalo-Niagara Falls, NY	93,144	97.9%	A.C. Moore, T.J. Maxx	Wegmans
Dalewood I, II & III Shopping Center	Hartsdale	New York-Northern New Jersey-Long Island, NY-NJ-PA	191,441	89.0%	Christmas Tree Shops, H Mart, Mrs. Green’s, T.J. Maxx
Hornell Plaza	Hornell	Corning, NY	253,329	98.6%	Walmart, Wegmans
Cayuga Mall	Ithaca	Ithaca, NY	204,830	95.6%	Rite Aid, T.J. Maxx, True Value Hardware
Kings Park Shopping Center	Kings Park	New York-Northern New Jersey-Long Island, NY-NJ-PA	71,940	94.6%	Key Food Marketplace, T.J. Maxx
Falcaro’s Plaza	Lawrence	New York-Northern New Jersey-Long Island, NY-NJ-PA	60,957	95.2%	Advance Auto Parts, OfficeMax
Shops at Seneca Mall	Liverpool	Syracuse, NY	231,024	87.0%	Big Lots, Kmart
A & P Mamaroneck	Mamaroneck	New York-Northern New Jersey-Long Island, NY-NJ-PA	24,978	100.0%	A&P
Village Square	Mamaroneck	New York-Northern New Jersey-Long Island, NY-NJ-PA	17,000	100.0%	Trader Joe’s
Sunshine Square	Medford	New York-Northern New Jersey-Long Island, NY-NJ-PA	223,322	98.8%	Savers, Super Stop & Shop, Ultimate Fitness
Wallkill Plaza	Middletown	Poughkeepsie-Newburgh-Middletown, NY	209,960	84.5%	Ashley Furniture, Big Lots, Hobby Lobby
Monroe ShopRite Plaza	Monroe	Poughkeepsie-Newburgh-Middletown, NY	121,850	96.9%	Retro-Fitness, Rite Aid, ShopRite, U.S. Post Office
Rockland Plaza	Nanuet	New York-Northern New Jersey-Long Island, NY-NJ-PA	250,926	88.1%	Barnes & Noble, Marshalls, Modell’s Sporting Goods, PETCO

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
North Ridge Plaza	New Rochelle	New York-Northern New Jersey-Long Island, NY-NJ-PA	40,991	90.7%	Harmon Discount, New Rochelle Health & Medical Center
Nesconset Shopping Center	Port Jefferson Station	New York-Northern New Jersey-Long Island, NY-NJ-PA	122,996	94.0%	Dollar Tree, HomeGoods
Port Washington	Port Washington	New York-Northern New Jersey-Long Island, NY-NJ-PA	19,600	100.0%	North Shore Farms
Roanoke Plaza	Riverhead	New York-Northern New Jersey-Long Island, NY-NJ-PA	99,131	100.0%	Best Yet Market, CVS, T.J. Maxx
Rockville Centre	Rockville Centre	New York-Northern New Jersey-Long Island, NY-NJ-PA	44,131	100.0%	HomeGoods, Rite Aid
Mohawk Acres	Rome	Utica-Rome, NY	159,783	92.8%	Price Chopper
College Plaza	Selden	New York-Northern New Jersey-Long Island, NY-NJ-PA	175,400	93.9%	Blink Fitness (Equinox), Bob’s Stores, Rite Aid, ShopRite
Campus Plaza	Vestal	Binghamton, NY	160,744	95.1%	Olum’s Furniture & Appliances, Staples
Parkway Plaza	Vestal	Binghamton, NY	204,954	100.0%	Bed Bath & Beyond, Kohl’s, PetSmart, PriceRite	Target
Shoppes at Vestal	Vestal	Binghamton, NY	92,328	100.0%	HomeGoods, Michaels, Old Navy
Town Square Mall	Vestal	Binghamton, NY	293,080	99.4%	Barnes & Noble, Dick’s Sporting Goods, Lowes Cinemas, T.J. Maxx	Sam’s Club, Walmart Supercenter
The Plaza at Salmon Run	Watertown	Watertown-Fort Drum, NY	68,761	100.0%	Hannaford Bros., Pier 1 Imports
Highridge Plaza	Yonkers	New York-Northern New Jersey-Long Island, NY-NJ-PA	88,501	91.4%	Pathmark
NORTH CAROLINA
Devonshire Place	Cary	Raleigh-Cary, NC	106,691	100.0%	Dollar Tree, Golf Galaxy, REI
McMullen Creek Market	Charlotte	Charlotte- Gastonia-Rock Hill, NC-SC	283,324	73.6%	Burlington Coat Factory
The Commons at Chancellor Park	Charlotte	Charlotte- Gastonia-Rock Hill, NC-SC	348,604	95.8%	Big Lots, Hobby Lobby, Home Depot, Marshalls, Value City Furniture
Parkwest Crossing *	Durham	Durham- Chapel Hill, NC	85,602	90.0%	Food Lion
Macon Plaza	Franklin	—	92,787	86.9%	BI-LO, Peebles
Garner Towne Square *	Garner	Raleigh-Cary, NC	184,347	90.0%	Kroger, PetSmart	Home Depot, Target
Franklin Square	Gastonia	Charlotte- Gastonia-Rock Hill, NC-SC	318,435	86.8%	Bed Bath & Beyond, Best Buy, Ross Dress for Less	Walmart Supercenter

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Wendover Place	Greensboro	Greensboro- High Point, NC	406,768	96.7%	Babies“R”Us, Christmas Tree Shops, Dick’s Sporting Goods, Kohl’s, Michaels, PetSmart, Ross Dress for Less	Target
University Commons	Greenville	Greenville, NC	232,816	86.5%	Barnes & Noble, Harris Teeter, T.J. Maxx	Target
Valley Crossing	Hickory	Hickory-Lenoir-Morganton, NC	191,431	81.9%	Academy Sports, Ollie’s Bargain Outlet
Kinston Pointe	Kinston	Kinston, NC	250,580	98.7%	Dollar Tree, Walmart Supercenter
Magnolia Plaza	Morganton	Hickory- Lenoir- Morganton, NC	104,539	58.7%	Ingles	Walmart
Roxboro Square	Roxboro	Durham- Chapel Hill, NC	97,226	97.2%	Person County Health and Human Services
Innes Street Market	Salisbury	Salisbury, NC	349,425	98.7%	Food Lion, Lowe’s, Marshalls, Old Navy, Tinsletown
Salisbury Marketplace *	Salisbury	Salisbury, NC	79,732	72.8%	Family Dollar, Food Lion
Crossroads	Statesville	Statesville- Mooresville, NC	340,189	97.1%	Big Lots, Walmart Supercenter
Anson Station	Wadesboro	Charlotte- Gastonia-Rock Hill, NC-SC	132,353	68.1%	Food Lion, Goody’s, Tractor Supply
New Centre Market	Wilmington	Wilmington, NC	143,762	96.4%	Marshalls, OfficeMax, PetSmart	Target
University Commons	Wilmington	Wilmington, NC	235,345	95.8%	HomeGoods, Lowes Foods, T.J. Maxx
Whitaker Square *	Winston Salem	Winston-Salem, NC	82,760	96.6%	Harris Teeter, Rugged Wearhouse
Parkway Plaza	Winston- Salem	Winston-Salem, NC	283,830	91.1%	Citi Trends, Office Depot, Super Compare Foods
Stratford Commons	Winston- Salem	Winston-Salem, NC	72,308	83.8%	Golf Galaxy, Mattress Firm, OfficeMax
OHIO
Brunswick Town Center	Brunswick	Cleveland- Elyria-Mentor, OH	136,443	89.4%	Giant Eagle	Home Depot
30th Street Plaza	Canton	Canton- Massillon, OH	157,055	84.9%	Giant Eagle, Marc’s
Brentwood Plaza	Cincinnati	Cincinnati- Middletown, OH-KY-IN	225,152	98.2%	Conway, Kroger
Delhi Shopping Center	Cincinnati	Cincinnati- Middletown, OH-KY-IN	169,603	76.0%	Kroger

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Harpers Station	Cincinnati	Cincinnati- Middletown, OH-KY-IN	240,681	93.0%	Bova Furniture, HomeGoods, LA Fitness, Stein Mart, T.J. Maxx
Western Hills Plaza	Cincinnati	Cincinnati- Middletown, OH-KY-IN	314,754	100.0%	Bed Bath & Beyond, Michaels, Sears, Staples, T.J. Maxx	Target
Western Village	Cincinnati	Cincinnati- Middletown, OH-KY-IN	115,116	99.1%	Kroger
Crown Point	Columbus	Columbus, OH	147,275	95.0%	Kroger, Lombards
Greentree Shopping Center	Columbus	Columbus, OH	130,712	79.7%	Kroger
Brandt Pike Place	Dayton	Dayton, OH	17,900	88.8%	—	Kroger
South Towne Centre	Dayton	Dayton, OH	325,026	94.9%	Burlington Coat Factory, Christmas Tree Shops, Health Foods Unlimited, Jo-Ann Fabrics, Value City Furniture
The Vineyards	Eastlake	Cleveland- Elyria-Mentor, OH	144,820	85.9%	Harbor Freight Tools, Valu King	Walmart
Midway Market Square	Elyria	Cleveland- Elyria-Mentor, OH	232,252	73.2%	Dick’s Sporting Goods, Giant Eagle	Home Depot, Target
Southland Shopping Center	Middleburg Heights	Cleveland- Elyria-Mentor, OH	685,260	93.2%	BJ’s Wholesale Club, Burlington Coat Factory, Cleveland Furniture Bank, Giant Eagle, Jo-Ann Fabrics, Marc’s, Marshalls
Tops Plaza	North Olmsted	Cleveland- Elyria-Mentor, OH	70,003	100.0%	Ollie’s Bargain Outlet, Sears Outlet
Tops Plaza	North Ridgeville	Cleveland- Elyria-Mentor, OH	60,830	94.7%	Pat Catan’s Craft Centers
Surrey Square Mall	Norwood	Cincinnati- Middletown, OH-KY-IN	167,023	97.1%	Kroger, Marshalls
Market Place	Piqua	Dayton, OH	182,918	92.4%	Kroger, Roses
Brice Park	Reynoldsburg	Columbus, OH	158,565	75.2%	Ashley Furniture, Michaels
Streetsboro Crossing	Streetsboro	Akron, OH	89,436	91.6%	Giant Eagle	Lowe’s
Miracle Mile Shopping Plaza	Toledo	Toledo, OH	318,174	65.6%	Big Lots, Kroger
Southland Shopping Plaza	Toledo	Toledo, OH	290,892	79.5%	Big Lots, Kroger, Planet Fitness
Wadsworth Crossings *	Wadsworth	Cleveland-Elyria-Mentor, OH	108,164	92.6%	Bed Bath & Beyond, MC Sports, OfficeMax, PETCO	Kohl’s, Lowe’s, Target
Northgate Plaza	Westerville	Columbus, OH	12,385	93.5%	—	Home Depot, Kroger

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
OKLAHOMA
Marketplace	Tulsa	Tulsa, OK	186,851	100.0%	Conn’s, Drysdale’s, PetSmart	Best Buy, JC Penney Home Store
PENNSYLVANIA
Village West	Allentown	Allentown- Bethlehem-Easton, PA-NJ	133,611	100.0%	Giant Food
Park Hills Plaza	Altoona	Altoona, PA	279,746	95.2%	Dunham’s Sports, PETCO, Toys“R”Us, Weis Markets
Bensalem Square	Bensalem	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	70,378	100.0%	Redner’s Warehouse Market
Bethel Park	Bethel Park	Pittsburgh, PA	218,714	100.0%	Giant Eagle, Walmart
Bethlehem Square	Bethlehem	Allentown- Bethlehem-Easton, PA-NJ	389,450	100.0%	Giant Food, Home Depot, T.J. Maxx, Walmart
Lehigh Shopping Center	Bethlehem	Allentown- Bethlehem-Easton, PA-NJ	378,353	92.1%	Big Lots, Giant Food, Mega Marshalls, PetSmart, Staples, Wells Fargo
Boyertown Shopping Center	Boyertown	Reading, PA	83,229	73.2%	Advance Auto Parts, Big Lots, CVS
Bristol Park	Bristol	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	276,653	93.6%	Ollie’s Bargain Outlet, Walmart Supercenter
Chalfont Village Shopping Center	Chalfont	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	46,051	82.4%	—
New Britain Village Square	Chalfont	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	143,716	91.2%	Giant Food
Collegeville Shopping Center	Collegeville	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	110,696	41.7%	Pep Boys
Whitemarsh Shopping Center	Conshohocken	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	67,476	100.0%	Giant Food, Wine & Spirits Shoppe
Valley Fair	Devon	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	105,086	97.5%	Chuck E. Cheese, Mealey’s Furniture
Dickson City Crossings	Dickson City	Scranton— Wilkes-Barre, PA	301,462	100.0%	Dick’s Sporting Goods, hhgregg, Home Depot, PetSmart, T.J. Maxx
Dillsburg Shopping Center	Dillsburg	York-Hanover, PA	146,193	100.0%	Giant Food, Tractor Supply

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Barn Plaza	Doylestown	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	237,681	98.5%	Kohl’s, Marshalls, Regal Cinemas
Pilgrim Gardens	Drexel Hill	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	79,492	68.9%	Dollar Tree
Gilbertsville Shopping Center	Gilbertsville	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	85,748	96.3%	Weis Markets
Mount Carmel Plaza	Glenside	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	14,504	100.0%	SGS Paper
Kline Plaza	Harrisburg	Harrisburg- Carlisle, PA	220,288	88.5%	Giant Food, The Dept. of Health
New Garden Shopping Center	Kennett Square	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	145,170	88.9%	Big Lots, Ollie’s Bargain Outlet
Stone Mill Plaza	Lancaster	Lancaster, PA	106,736	97.9%	Giant Food, Majik Rent-To-Own
Woodbourne Square	Langhorne	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	29,821	86.9%	—
North Penn Market Place	Lansdale	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	58,458	53.7%	—	Weis Markets
New Holland Shopping Center	New Holland	Lancaster, PA	65,878	75.6%	Amelia’s Grocery Outlet, Family Dollar
Village at Newtown	Newtown	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	177,181	93.9%	McCaffrey’s
Cherry Square	Northampton	Allentown- Bethlehem-Easton, PA-NJ	75,005	95.1%	Redner’s Warehouse Market
Ivyridge	Philadelphia	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	107,318	97.9%	Super Fresh
Roosevelt Mall	Philadelphia	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	561,642	97.1%	Macy’s, Ross Dress For Less
Shoppes at Valley Forge	Phoenixville	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	176,676	92.5%	French Creek Outfitters, Redner’s Warehouse Market, Staples
Plymouth Plaza	Plymouth Meeting	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	33,813	87.8%	Clear Wireless, Medical Rehabilitation Centers of Pennsylvania
County Line Plaza	Souderton	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	171,877	98.6%	Bottom Dollar, Planet Fitness, VF Outlet
69th Street Plaza	Upper Darby	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	41,711	100.0%	EZ Bargains, Rent-A-Center, Super Dollar City	Pathmark
Warminster Towne Center	Warminster	Philadelphia- Camden-Wilmington, PA-NJ-DE-MD	237,152	100.0%	A.C. Moore, PetSmart, Ross Dress for Less, ShopRite

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Shops at Prospect	West Hempfield	Lancaster, PA	63,392	94.1%	Hallmark, Musser’s Markets	Kmart
Whitehall Square	Whitehall	Allentown- Bethlehem-Easton, PA-NJ	315,192	97.5%	Mealey’s Furniture, Redner’s Warehouse Market, Ross Dress for Less, Sports Authority
Wilkes-Barre Township Marketplace	Wilkes-Barre	Scranton—Wilkes-Barre, PA	307,610	97.4%	Walmart Supercenter
RHODE ISLAND
Hunt River Commons	North Kingstown	Providence-New Bedford-Fall River, RI-MA	148,126	97.4%	Marshalls, Ocean State Job Lot, Super Stop & Shop
SOUTH CAROLINA
Belfair Towne Village *	Bluffton	Hilton Head Island-Beaufort, SC	166,639	94.9%	Kroger, Stein Mart
Milestone Plaza *	Greenville	Greenville-Mauldin-Easley, SC	89,721	88.0%	BI-LO
Circle Center	Hilton Head	Hilton Head Island-Beaufort, SC	65,213	93.0%	BI-LO
Island Plaza	James Island	Charleston-North Charleston-Summerville, SC	171,224	92.6%	Burke’s Outlet, Dollar Tree, Food Lion, Gold’s Gym
Festival Centre	North Charleston	Charleston-North Charleston-Summerville, SC	325,347	82.6%	Fred’s, Intercontinental Hotels Group, Piggly Wiggly, World Overcomers Ministries
Remount Village Shopping Center	North Charleston	Charleston-North Charleston-Summerville, SC	60,238	79.0%	BI-LO
Fairview Corners I & II	Simpsonville	Greenville-Mauldin-Easley, SC	131,002	97.4%	Ross Dress for Less, T.J. Maxx	Target
Hillcrest	Spartanburg	Spartanburg, SC	385,609	79.8%	Marshalls, Publix, Ross Dress for Less, Stein Mart
TENNESSEE
Shoppes at Hickory Hollow	Antioch	Nashville-Davidson— Murfreesboro—Franklin, TN	144,469	83.4%	Kroger
Congress Crossing	Athens	Athens, TN	180,305	96.1%	Dunham’s Sports, Kmart
East Ridge Crossing	Chattanooga	Chattanooga, TN-GA	58,950	94.9%	Food Lion
Watson Glen Shopping Center	Franklin	Nashville-Davidson— Murfreesboro—Franklin, TN	265,027	94.8%	Aldi, Big Lots, Franklin Athletic Club, Kmart, Trees n Trends
Williamson Square	Franklin	Nashville-Davidson— Murfreesboro—Franklin, TN	329,378	90.5%	Grace Church Nashville, Hobby Lobby, Kroger, USA Baby
Greensboro Village *	Gallatin	Nashville-Davidson— Murfreesboro—Franklin, TN	70,203	95.6%	Publix

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Greeneville Commons	Greeneville	Greeneville, TN	228,618	94.2%	Belk, JC Penney, Kmart
Oakwood Commons	Hermitage	Nashville-Davidson— Murfreesboro—Franklin, TN	278,017	90.5%	Peebles, Publix, Ross Dress for Less
Kimball Crossing	Kimball	Chattanooga, TN-GA	280,476	97.1%	Goody’s, Walmart Supercenter	Lowe’s
Kingston Overlook	Knoxville	Knoxville, TN	122,536	100.0%	Babies“R”Us, Michaels
Farrar Place	Manchester	Tullahoma, TN	43,220	84.5%	Food Lion
The Commons at Wolfcreek	Memphis	Memphis, TN-MS-AR	662,474	84.8%	Best Buy, Big Lots, hhgregg, Office Depot, PetSmart, Sports Authority, T.J. Maxx, Value City Furniture	Home Depot, Target, Toys“R”Us
Georgetown Square	Murfreesboro	Nashville-Davidson— Murfreesboro—Franklin, TN	104,117	96.2%	Kroger
Nashboro Village *	Nashville	Nashville-Davidson— Murfreesboro—Franklin, TN	86,811	96.8%	Kroger	Walgreens
Commerce Central	Tullahoma	Tullahoma, TN	182,401	92.8%	Walmart Supercenter
Merchant’s Central	Winchester	Tullahoma, TN	208,123	95.8%	Walmart Supercenter
TEXAS
Palm Plaza	Aransas	Corpus Christi, TX	50,700	81.5%	Bealls (Stage Stores), Family Dollar
Bardin Place Center	Arlington	Dallas-Fort Worth-Arlington, TX	309,488	96.5%	Hemispheres, Sports Authority	Hobby Lobby
Parmer Crossing	Austin	Austin-Round Rock-San Marcos, TX	168,112	66.5%	Big Lots	Fry’s Electronics
Baytown Shopping Center	Baytown	Houston-Sugar Land-Baytown, TX	96,166	85.4%	24 Hour Fitness
Cedar Bellaire	Bellaire	Houston-Sugar Land-Baytown, TX	50,967	96.9%	H-E-B, ICI Paints
El Camino	Bellaire	Houston-Sugar Land-Baytown, TX	71,575	98.4%	El Ahorro Supermarket, Family Dollar, Hancock Fabrics
Brenham Four Corners	Brenham	Brenham, TX	114,571	100.0%	H-E-B
Bryan Square	Bryan	College Station-Bryan, TX	59,029	100.0%	99¢ Only, Citi Trends, Dollar Floor Store, Firestone
Townshire	Bryan	College Station-Bryan, TX	136,887	82.4%	Tops Printing, Walmart
Plantation Plaza	Clute	Houston-Sugar Land-Baytown, TX	99,141	99.0%	Kroger, Walgreens
Central Station	College Station	College Station-Bryan, TX	176,847	85.4%	OfficeMax, Spec’s Liquors	Kohl’s
Rock Prairie Crossing	College Station	College Station-Bryan, TX	119,000	98.9%	CVS, Kroger
Carmel Village	Corpus Christi	Corpus Christi, TX	85,633	79.5%	Bay Area Dialysis, Bealls (Stage Stores), Tuesday Morning

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Five Points	Corpus Christi	Corpus Christi, TX	276,593	81.7%	Bealls (Stage Stores), Hobby Lobby, Ross Dress for Less
Claremont Village	Dallas	Dallas-Fort Worth-Arlington, TX	67,305	94.6%	Family Dollar, Minyard Food Stores
Jeff Davis	Dallas	Dallas-Fort Worth-Arlington, TX	69,562	96.7%	Blockbuster, Family Dollar, Mama Rosa, Save-A-Lot
Stevens Park Village	Dallas	Dallas-Fort Worth-Arlington, TX	45,492	100.0%	O’Reilly’s Auto Parts
Webb Royal	Dallas	Dallas-Fort Worth-Arlington, TX	108,545	96.4%	Family Dollar, Super Plaza
Wynnewood Village	Dallas	Dallas-Fort Worth-Arlington, TX	440,879	87.5%	Fallas Paredes, Kroger, Ross Dress for Less
Parktown	Deer Park	Houston-Sugar Land-Baytown, TX	121,388	94.8%	Burke’s Outlet, Food Town, Walgreens
Kenworthy Crossing	El Paso	El Paso, TX	74,169	98.4%	Albertsons
Preston Ridge	Frisco	Dallas-Fort Worth-Arlington, TX	780,567	93.3%	Best Buy, Big Lots, DSW, Gatti Town, Marshalls, Old Navy, Ross Dress for Less, Sheplers, Stein Mart, T.J. Maxx	SuperTarget
Forest Hills	Ft. Worth	Dallas-Fort Worth-Arlington, TX	69,651	100.0%	Family Dollar, Foodland Markets, Hi Style Fashion
Ridglea Plaza	Ft. Worth	Dallas-Fort Worth-Arlington, TX	170,519	97.0%	Stein Mart, Tom Thumb
Trinity Commons	Ft. Worth	Dallas-Fort Worth-Arlington, TX	197,423	100.0%	DSW, Tom Thumb
Village Plaza	Garland	Dallas-Fort Worth-Arlington, TX	89,241	87.4%	Truong Nguyen Grocer
North Hills Village	Haltom City	Dallas-Fort Worth-Arlington, TX	43,299	91.5%	Dollar Tree, Rent-A-Center, Save-A-Lot
Highland Village Town Center	Highland Village	Dallas-Fort Worth-Arlington, TX	99,341	96.8%	Kroger
Bay Forest	Houston	Houston-Sugar Land-Baytown, TX	71,667	100.0%	Kroger
Beltway South	Houston	Houston-Sugar Land-Baytown, TX	107,174	89.6%	Kroger
Braes Heights	Houston	Houston-Sugar Land-Baytown, TX	101,002	96.4%	CVS, Imagination Toys, I.W. Marks Jewelers
Braes Link	Houston	Houston-Sugar Land-Baytown, TX	38,997	94.0%	Walgreens
Braes Oaks	Houston	Houston-Sugar Land-Baytown, TX	45,067	89.1%	H-E-B
Braesgate	Houston	Houston-Sugar Land-Baytown, TX	91,382	97.4%	Food Town
Broadway	Houston	Houston-Sugar Land-Baytown, TX	74,942	100.0%	El Ahorro, Fallas Paredes, The Worksource

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Clear Lake Camino South	Houston	Houston-Sugar Land-Baytown, TX	102,643	87.1%	24 Hour Fitness, Hancock Fabrics, Mr. Gatti’s Pizza, Spec’s Liquors
Hearthstone Corners	Houston	Houston-Sugar Land-Baytown, TX	208,147	97.6%	Big Lots, Kroger, Stein Mart
Inwood Forest	Houston	Houston-Sugar Land-Baytown, TX	77,553	94.1%	Foodarama
Jester Village	Houston	Houston-Sugar Land-Baytown, TX	64,285	71.7%	H-E-B
Jones Plaza	Houston	Houston-Sugar Land-Baytown, TX	111,206	82.7%	24 Hour Fitness, Hancock Fabrics
Jones Square	Houston	Houston-Sugar Land-Baytown, TX	169,003	90.7%	Big Lots, Hobby Lobby
Maplewood Mall	Houston	Houston-Sugar Land-Baytown, TX	94,871	97.3%	Burke’s Outlet, Foodarama
Merchants Park	Houston	Houston-Sugar Land-Baytown, TX	244,673	97.1%	Big Lots, Kroger, Ross Dress for Less
Northgate	Houston	Houston-Sugar Land-Baytown, TX	40,244	84.1%	Affordable Furniture, Firestone
Northshore	Houston	Houston-Sugar Land-Baytown, TX	233,770	89.5%	Office Depot, Sellers Bros.
Northtown Plaza	Houston	Houston-Sugar Land-Baytown, TX	193,222	96.8%	99 Cents Only, Fallas Paredes
Northwood	Houston	Houston-Sugar Land-Baytown, TX	136,747	96.0%	Food City
Orange Grove	Houston	Houston-Sugar Land-Baytown, TX	189,201	100.0%	24 Hour Fitness, FAMSA, Floor Décor
Pinemont Shopping Center	Houston	Houston-Sugar Land-Baytown, TX	73,577	92.9%	Family Dollar, Houston Community College
Royal Oaks Village	Houston	Houston-Sugar Land-Baytown, TX	145,229	92.4%	H-E-B
Sharpstown Plaza	Houston	Houston-Sugar Land-Baytown, TX	43,631	93.1%	Family Thrift Center
Tanglewilde	Houston	Houston-Sugar Land-Baytown, TX	84,185	100.0%	Ace Hardware, Cavender’s, Dollar Tree, Party City, Salon In The Park
Westheimer Commons	Houston	Houston-Sugar Land-Baytown, TX	251,672	90.4%	Fiesta Mart, Marshalls
Crossing at Fry Road	Katy	Houston-Sugar Land-Baytown, TX	237,340	100.0%	Hobby Lobby, Kroger, Palais Royal, Stein Mart
Washington Square	Kaufman	Dallas-Fort Worth-Arlington, TX	64,230	76.7%	Auto Zone, Bealls (Stage Stores), Family Dollar
Jefferson Park	Mount Pleasant	Mount Pleasant, TX	132,096	82.1%	Steeles, Super 1 Foods
Winwood Town Center	Odessa	Odessa, TX	366,091	100.0%	H-E-B, Hastings, Office Depot, Ross Dress for Less, Target
Crossroads Center	Pasadena	Houston-Sugar Land-Baytown, TX	134,006	94.5%	Kroger, Sears Hardware
Spencer Square	Pasadena	Houston-Sugar Land-Baytown, TX	194,512	94.8%	Burke’s Outlet, Kroger

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Pearland Plaza	Pearland	Houston-Sugar Land-Baytown, TX	156,661	95.6%	Kroger, Palais Royal
Market Plaza	Plano	Dallas-Fort Worth-Arlington, TX	168,137	70.9%	Central Market
Preston Park*	Plano	Dallas-Fort Worth-Arlington, TX	239,401	92.2%	Tom Thumb
Northshore Plaza	Portland	Corpus Christi, TX	152,144	88.9%	Bealls (Stage Stores), H-E-B	Kmart
Klein Square	Spring	Houston-Sugar Land-Baytown, TX	80,857	82.8%	Family Dollar, Food Town
Keegan’s Meadow	Stafford	Houston-Sugar Land-Baytown, TX	125,491	92.4%	Palais Royal, Randalls
Texas City Bay	Texas City	Houston-Sugar Land-Baytown, TX	223,152	99.0%	BP Engineering Facility, Kroger
Windvale	The Woodlands	Houston-Sugar Land-Baytown, TX	101,088	94.2%	Randalls
The Centre at Navarro	Victoria	Victoria, TX	47,960	100.0%	Hastings, Walgreens
VERMONT
Rutland Plaza	Rutland	Rutland, VT	224,514	98.0%	Price Chopper, T.J. Maxx, Walmart
VIRGINIA
Spradlin Farm	Christiansburg	Blacksburg-Christiansburg-Radford, VA	180,220	97.1%	Barnes & Noble, Big Lots, Michaels, T.J. Maxx	Home Depot, Target
Culpeper Town Square	Culpeper	Culpeper, VA	132,882	100.0%	Food Lion, Mountain Run Bowling, Tractor Supply
Hanover Square	Mechanicsville	Richmond, VA	129,887	92.4%	Gold’s Gym, Martin’s Super Market	Kohl’s
Jefferson Green	Newport News	Virginia Beach-Norfolk-Newport News, VA-NC	54,934	80.9%	Tuesday Morning
Tuckernuck Square	Richmond	Richmond, VA	86,010	95.6%	Chuck E. Cheese
Cave Spring Corners	Roanoke	Roanoke, VA	147,133	100.0%	Hamrick’s, Kroger
Hunting Hills	Roanoke	Roanoke, VA	166,207	92.3%	Kohl’s
Valley Commons	Salem	Roanoke, VA	45,580	81.6%	Food Lion
Lake Drive Plaza	Vinton	Roanoke, VA	163,090	98.2%	Big Lots, Goodwill, Kroger
Hilltop Plaza	Virginia Beach	Virginia Beach-Norfolk-Newport News, VA-NC	149,533	90.9%	Office Depot, PetSmart, Trader Joe’s
Ridgeview Centre	Wise	—	190,242	86.8%	Grand Home Furnishings, Kmart	Belk
WEST VIRGINIA
Moundsville Plaza	Moundsville	Wheeling, WV-OH	176,156	93.0%	Big Lots, Kroger
Grand Central Plaza	Parkersburg	Parkersburg-Marietta-Vienna, WV-OH	75,344	90.7%	Office Depot, T.J. Maxx
WISCONSIN
Fitchburg Ridge Shopping Ctr	Fitchburg	Madison, WI	50,555	100.0%	Wisconsin Dialysis
Spring Mall	Greenfield	Milwaukee-Waukesha-West Allis, WI	188,861	89.3%	T.J. Maxx

Shopping Center Name	City	MSA	GLA (sq. ft.)	Occupancy	Anchor Tenant(s)	Anchor(s) Not Owned(1)
Mequon Pavilions	Mequon	Milwaukee-Waukesha-West Allis, WI	218,116	81.2%	Sendik’s Food Market
Moorland Square Shopping Ctr	New Berlin	Milwaukee-Waukesha-West Allis, WI	98,303	100.0%	Pick ‘n Save	Walmart
Paradise Pavilion	West Bend	Milwaukee-Waukesha-West Allis, WI	209,249	92.8%	Kohl’s	ShopKo

*	Denotes an Acquired Property.
(1)	Anchor space that is not owned by us can drive additional traffic to our shopping centers.
(2)	We own a 20% interest in this shopping center.

We believe that all of the properties in the IPO Portfolio are suitable for use as a community or neighborhood shopping center.

Leases

Our anchor tenants generally have leases with original terms ranging from 10 to 20 years. Such leases frequently contain renewal options for one or more additional periods. Smaller tenants typically have leases with terms ranging from three to five years, which may or may not contain renewal options. Leases of the IPO Portfolio generally provide for the payment of fixed monthly rentals. Leases may also provide for the payment of additional rent based upon a percentage of the tenant’s gross sales above a certain threshold levels. Leases typically contain contractual increases in base rentals over both the primary terms and renewal periods. Our leases generally include tenant reimbursements for common area costs, insurance and real estate taxes. Utilities are generally paid by tenants either through separate meters or reimbursement.

The foregoing general description of the characteristics of the leases of the IPO Portfolio is not intended to describe all leases, and material variations in the lease terms exist.

Competition

We face considerable competition in the leasing of real estate, which is a highly competitive market. We compete with a number of other companies in providing leases to prospective tenants and in re-leasing space to current tenants upon expiration of their respective leases. We believe that the principal competitive factors in attracting tenants in our market areas are location, co-tenants and physical conditions of our shopping centers. In this regard, we proactively manage and, where and when appropriate, redevelop and upgrade, our shopping centers, with an emphasis on maintaining high occupancy rates with a strong base of nationally and regionally recognized anchor tenants that generate substantial daily traffic. In addition, we believe that the breadth of our national portfolio of shopping centers, and the local knowledge and market intelligence derived from our regional operating team, allow us to maintain a competitive position.

Environmental Exposure

We are subject to federal, state and local environmental regulations that apply generally to the ownership of real property and the operations conducted on real property. Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances or petroleum product releases at a property and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in our property or disposed of by us or our tenants, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not we knew of, or were responsible for, the presence of these hazardous or toxic substances. As is common with community and neighborhood shopping centers, many of our properties had or have on-site dry cleaners and/or on-site gasoline retailing facilities. These operations could potentially result in environmental contamination at the properties.

The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such property or to borrow using such property as collateral.

We are aware that soil and groundwater contamination exists at some of our properties. The primary contaminants of concern at these properties include perchloroethylene and trichloroethylene (associated with the operations of on-site dry cleaners) and petroleum hydrocarbons (associated with the operations of on-site gasoline retailing facilities). There may also be asbestos-containing materials at some of our properties. While we do not expect the environmental conditions at our properties, for which exposure has been mitigated through insurance coverage specific to environmental conditions, considered as a whole, to have a material adverse effect on us, there can be no assurance that this will be the case. Further, no assurance can be given that any environmental studies performed have identified or will identify all material environmental conditions that may exist with respect to any of the properties in our portfolio.

Employees

As of March 31, 2013, we had approximately 475 employees. Four of our employees are covered by a collective bargaining agreement, and we consider our employee relations to be good.

Financial Information about Industry Segments

Our principal business is the ownership and operation of community and neighborhood shopping centers. We do not distinguish or group our operations on a geographical basis when measuring performance. Accordingly, we believe we have a single reportable segment for disclosure purposes in accordance with GAAP. In the opinion of our management, no material part of our and our subsidiaries’ business is dependent upon a single tenant, the loss of any one of which would have a material adverse effect on us, and no single tenant accounts for 5% or more of our consolidated revenues. During 2012, no single shopping center and no one tenant accounted for more than 5% of our consolidated assets or consolidated revenues.

Insurance

We maintain commercial liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio. We select coverage specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice and the nature of the shopping centers in our portfolio. In addition, tenants generally are required to indemnify and hold us harmless from liabilities resulting from injury to persons or damage to personal or real property due to activities conducted by tenants or their agents on the properties (including without limitation any environmental contamination), and at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. In the opinion of our management, all of the properties in our portfolio are currently, and upon completion of this offering will be, adequately insured. We do not carry insurance for generally uninsured losses such as loss from war. See “Risk Factors—Risks Related to Our Properties and Our Business—Any uninsured loss on properties or a loss that exceeds the limits of our insurance policies could result in a loss of our investment or related revenue in our portfolio.”

Legal Proceedings

We are not presently involved in any material litigation arising outside the ordinary course of our business. However, we are involved in routine litigation arising in the ordinary course of business, none of which we believe, individually or in the aggregate, taking into account existing reserves, will have a material impact on our results of operations or financial condition.

MANAGEMENT

Directors and Officers

The following table sets forth the names, ages and positions of our current directors and officers. We expect to add additional, independent directors prior to the completion of this offering.

Name	Age	Position(s)
Michael A. Carroll	45	Chief Executive Officer and Director
John G. Schreiber	66	Chairman of the Board of Directors
A.J. Agarwal	46	Director
Jonathan D. Gray	43	Director
Nadeem Meghji	32	Director
William D. Rahm	34	Director
William J. Stein	51	Director
Michael V. Pappagallo	54	President and Chief Financial Officer
Timothy Bruce	56	Executive Vice President, Leasing and Redevelopment
Steven F. Siegel	53	Executive Vice President, General Counsel & Secretary
Dean Bernstein	55	Executive Vice President, Acquisitions and Dispositions
Steven A. Splain	51	Executive Vice President, Chief Accounting Officer
Carolyn Carter Singh	50	Executive Vice President, Human Resources & Administration

Michael A. Carroll has served as our Chief Executive Officer since February 2009 and Director since 2013. From April 2007 through February 2009, Mr. Carroll was our Executive Vice President and Chief Operating Officer. From March 2005 through April 2007, Mr. Carroll was Executive Vice President, Real Estate Operations of New Plan Excel Realty Trust, Inc., the Company’s predecessor, and, from March 2002 to March 2005, was its Senior Vice President, Director of Redevelopment. Between November 1992 and March 2002, Mr. Carroll held various positions of increasing seniority at New Plan Excel Realty Trust, Inc., including Vice President, Asset Management, Vice President, Leasing and Senior Vice President, Director of Redevelopment. Mr. Carroll received a B.S.B.A. from Bowling Green State University and an M.B.A. from The University of Toledo.

John G. Schreiber has served as a Director since 2013. Mr. Schreiber is the President of Centaur Capital Partners, Inc. and a Partner and Co-Founder of Blackstone Real Estate Advisors. Mr. Schreiber has overseen all of Blackstone’s real estate investments since 1992. Previously, Mr. Schreiber served as Chairman and Chief Executive Officer of JMB Urban Development Co. and Executive Vice President of JMB Realty Corp. Mr. Schreiber currently serves on the board of JMB Realty Corp., General Growth Properties, Inc., Blackstone Mortgage Trust, Inc. and a number of mutual funds managed by T. Rowe Price Associates and is a past board member of Urban Shopping Centers, Inc., Host Hotels & Resorts, Inc., The Rouse Company and AMLI Residential Properties Trust, Inc. Mr. Schreiber graduated from Loyola University of Chicago and received an M.B.A. from Harvard Business School.

A.J. Agarwal has served as a Director since 2013. Mr. Agarwal is a Senior Managing Director in Blackstone’s Real Estate Group. Mr. Agarwal oversees North American acquisitions for the Real Estate Group. Prior to joining the Real Estate Group in 2010, Mr. Agarwal was a member of Blackstone’s Financial Advisory Group, leading the firm’s advisory practice in a number of areas, including real estate and leisure/lodging. Mr. Agarwal graduated magna cum laude from Princeton University and received an M.B.A. from Stanford University Graduate School of Business. Mr. Agarwal serves on the Board of Managers of Extended Stay Hotels.

Jonathan D. Gray has served as a Director since 2013. Mr. Gray is Blackstone’s global head of real estate and a member of the board of directors of Blackstone. He also sits on Blackstone’s management and executive committees. Since joining Blackstone in 1992, Mr. Gray has helped build the largest real estate platform in the world with $59.5 billion in investor capital under management as of March 31, 2013. Mr. Gray received a B.S. in

Economics from the Wharton School, as well as a B.A. in English from the College of Arts and Sciences at the University of Pennsylvania, where he graduated magna cum laude and was elected to Phi Beta Kappa. He currently serves as a board member of the Pension Real Estate Association and Trinity School and is Chairman of the Board of Harlem Village Academies.

Nadeem Meghji has served as a Director since 2013. Mr. Meghji is a Managing Director in Blackstone’s Real Estate Group. Since joining Blackstone, Mr. Meghji has been involved in various transactions, including the recapitalization of General Growth Properties and the acquisition of the Centro portfolio. Before joining Blackstone in 2008, Mr. Meghji worked as an associate at the Lionstone Group, a real estate fund focused on opportunistic investments across the United States. Mr. Meghji received a B.S. in Electrical Engineering from Columbia University, where he graduated summa cum laude. He received a J.D. from Harvard Law School and an M.B.A. from Harvard Business School.

William D. Rahm has served as a Director since 2013. Mr. Rahm is a Senior Managing Director of Centerbridge Partners, L.P., which he joined at its inception in 2006. He currently focuses on investments in the real estate, gaming and lodging sectors. Prior to joining Centerbridge, Mr. Rahm was a member of Blackstone’s real estate private equity group, where he completed investments in lodging businesses and real estate assets. Mr. Rahm graduated cum laude from Yale College. He received his J.D. cum laude from Harvard Law School and his M.B.A. with distinction from Harvard Business School. Mr. Rahm serves on the Board of Managers of Extended Stay Hotels, Inc. and the Board of Directors for Carefree Communities, Inc.

William J. Stein has served as a Director since 2011. Mr. Stein is a Senior Managing Director and Global Head of Asset Management in Blackstone’s Real Estate Group. Since joining Blackstone in 1997, Mr. Stein has been involved in the direct asset management and asset management oversight of Blackstone’s global real estate assets. Before joining Blackstone, Mr. Stein was a Vice President at Heitman Real Estate Advisors and JMB Realty Corp. Mr. Stein received a B.B.A. from the University of Michigan and an M.B.A. from the University of Chicago.

Michael V. Pappagallo has served as our President and Chief Financial Officer since May 2013. From April 2010 to May 2013, Mr. Pappagallo was Chief Operating Officer of Kimco Realty Corporation (“Kimco”). From May 1997 to April 2010, Mr. Pappagallo served as Chief Financial Officer of Kimco. Prior to joining Kimco in 1997, Mr. Pappagallo was the Chief Financial Officer of G.E. Capital’s commercial real estate financing business, and held various other financial and business development positions. Mr. Pappagallo’s background also includes nine years at the accounting firm KPMG LLP, where he served as Senior Manager in the audit group, responsible for serving a variety of clients in industries ranging from financial services to manufacturing. Mr. Pappagallo received a B.B.A. in Accounting from Iona College.

Timothy Bruce has served as our Executive Vice President, Leasing and Redevelopment since August 2011. From January 2011 to July 2011, Mr. Bruce was employed by Westfield Holdings Limited as Senior Vice President, Regional Leader of the Northeast and, from November 2009 to December 2010, consulted for U.S. Land Acquisition, LLC. From September 2002 to August 2009, Mr. Bruce was employed by DDR Corp. as Executive Vice President of Development and, from December 1998 to August 2002, was employed by Acadia Realty Trust as Senior Vice President of Leasing. Mr. Bruce received a B.A. from the School of Architecture at the University of Illinois at Chicago and a Masters of Management degree from the J.L. Kellogg Graduate School of Business at Northwestern University.

Steven F. Siegel has served as our Executive Vice President, General Counsel & Secretary since April 2007 and, in May 2007, was also appointed Secretary. From March 2002 to April 2007, Mr. Siegel was Executive Vice President of New Plan Excel Realty Trust, Inc. and was its General Counsel since 1991. Mr. Siegel joined New Plan Excel Realty Trust, Inc. in 1991 and was a Senior Vice President from September 1998 to March 2002. Mr. Siegel received a B.S. and a J.D. from St. John’s University.

Dean Bernstein has served as our Executive Vice President, Acquisitions and Dispositions since April 2007. From 2005 to April 2007, Mr. Bernstein was Executive Vice President, Acquisitions/Dispositions of New Plan Excel Realty Trust, Inc. Mr. Bernstein joined New Plan Excel Realty Trust, Inc. in 1991 and was its Senior Vice President, Acquisitions/Dispositions from January 2001 to February 2005 and its Senior Vice President, Finance from September 1998 to January 2001. Mr. Bernstein received a B.S. from the Syracuse University School of Management and an M.B.A. from New York University.

Steven A. Splain has served as our Chief Accounting Officer since April 2007 and, in July 2008, was also named an Executive Vice President. Prior thereto, Mr. Splain served as Senior Vice President, Chief Accounting Officer of New Plan Excel Realty Trust, Inc. Prior to his joining New Plan Excel Realty Trust, Inc. in 2000, Mr. Splain spent five years as Corporate Controller of Grove Property Trust and ten years as a tax manager specializing in real estate with Blum, Shapiro & Co., a certified public accounting firm. Mr. Splain received a B.S. from Southern Connecticut State University.

Carolyn Carter Singh has served as our Executive Vice President, Human Resources & Administration since July 2010. From April 2007 through July 2010, Ms. Singh served as our Senior Vice President, Human Resources & Administration. Until April 2007, she was Senior Vice President, Human Resources & Administration of New Plan Excel Realty Trust, Inc., having joined New Plan Excel Realty Trust, Inc. as Director of Human Resources in 2001. Ms. Singh received a B.A. from Rowan University.

There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors after this Offering

Prior to the completion of this offering, we expect that additional, independent directors will be elected to our board of directors.

Our charter and bylaws provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors, but may not be more than 15 or fewer than the minimum number permitted by Maryland law, which is one. So long as our pre-IPO owners and their affiliates together continue to beneficially own at least 5% of the total Outstanding Brixmor Interests, we will agree to nominate individuals designated by our Sponsor for election as our directors as specified in our stockholders’ agreement and our Sponsor must consent to any change to the number of our directors. Each director will serve until our next annual meeting and until his or her successor is duly elected and qualifies or until the director’s earlier death, resignation or removal. For a description of our board of directors and our Sponsor’s right to require us to nominate its designees, see “Material Provisions of Maryland Law and of Our Charter and Bylaws—Election and Removal of Directors” and “Certain Relationships and Related Person Transactions—Stockholders’ Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•

Mr. Carroll—our board of directors considered Mr. Carroll’s extensive familiarity with our business and portfolio and his thorough knowledge of our industry owing to his 21-year history with the Company and its predecessors, serving in various senior and executive capacities.

•

Mr. Schreiber—our board of directors considered Mr. Schreiber’s extensive experience with, and strong record of success in investing in, real estate-related assets, particularly in light of his having co-founded Blackstone Real Estate Advisors, as well as his significant experience in serving as a director of various other companies, including real estate companies.

•

Mr. Agarwal—our board of directors considered Mr. Agarwal’s expertise as a Senior Managing Director in evaluating real estate acquisitions in the North American region and his financial advisory background in the real estate and leisure/lodging sector.

•

Mr. Gray—our board of directors considered Mr. Gray’s depth and breadth of success serving as Blackstone’s global head of real estate, the largest real estate platform in the world, as well as the experience he brings, having served on the boards of a diverse group of entities.

•

Mr. Meghji—our board of directors considered Mr. Meghi’s knowledge and experience based on his transactional and investment advisory background at Blackstone and at a real estate fund, together with his knowledge of the company through his involvement in the acquisition of the Centro portfolio.

•

Mr. Rahm—our board of directors considered Mr. Rahm’s extensive experience resulting from his focus on investments in the real estate, gaming and lodging sector at Centerbridge, his directorship experience and his knowledge of the company.

•

Mr. Stein—our board of directors considered Mr. Stein’s 16-year tenure with Blackstone involving the direct asset management and asset management oversight of Blackstone’s global real estate assets, as well as his prior executive positions at other real estate advisory firms.

Controlled Company Exception

After the completion of this offering, affiliates of our Sponsor who are party to the stockholders’ agreement will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, following this offering, the majority of our directors will not be independent and we will not have a nominating and corporate governance committee or a compensation committee that is comprised entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

Committees of the Board of Directors

Prior to the completion of this offering, our board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

Upon the completion of this offering, we expect to have an Audit Committee, consisting of             ,             , and             . Messrs.             qualify as independent directors under NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. The purpose of the Audit Committee will be to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the selection of our independent registered public accounting firm, (4) the independent registered public accounting firm’s qualifications and independence and (5) the performance of the independent registered public accounting firm. The Audit Committee will also be responsible for preparing the Audit Committee report that is included in our annual proxy statement.

Compensation Committee

The Compensation Committee will be responsible for approving, administering and interpreting our compensation and benefit policies, including our executive officer incentive programs. It will review and make recommendations to our board of directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. The Compensation Committee will also be responsible for establishing the compensation of our executive officers.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee will be to oversee our governance policies, nominate directors (other than Sponsor Directors) for election by stockholders, recommend committee chairpersons and, in consultation with the committee chairpersons, recommend directors for membership on the committees of the board. In addition, the Nominating and Corporate Governance Committee will assist our board of directors with the development of our Corporate Governance Guidelines.

Director Compensation

None of our directors received compensation for fiscal 2012. Our employee directors and Sponsor-affiliated directors receive no additional compensation for serving on the board of directors or committees thereof. We anticipate that each outside director (other than the directors employed by the Sponsor and by Centerbridge) will be entitled to compensation arrangements to be determined.

Executive Compensation

Compensation Discussion and Analysis

Our executive compensation plan is designed to attract and retain individuals with the qualifications to manage and lead the Company as well as to motivate them to develop professionally and contribute to the achievement of our financial goals and ultimately create and grow our equity value.

Our named executive officers for 2012 were:

•	Michael Carroll, our Chief Executive Officer;

•	Tiffanie Fisher, our former Executive Vice President, Chief Financial Officer who served as our principal financial officer throughout fiscal 2012; and

•	Our three other most highly compensated executive officers who served in such capacities at December 31, 2012, namely,

•	Steven F. Siegel, our Executive Vice President, General Counsel and Secretary;

•	Dean Bernstein, our Executive Vice President, Acquisitions and Dispositions; and

•	Timothy Bruce, our Executive Vice President, Leasing and Redevelopment.

Ms. Fisher served as our Executive Vice President, Chief Financial Officer from April 2009 until her resignation from these positions effective May 20, 2013, and Ms. Fisher will continue her employment with the Company through July 31, 2013. On May 20, 2013, Michael V. Pappagallo became our President and Chief Financial Officer.

Executive Compensation Objectives and Philosophy

Our primary executive compensation objectives are to:

•	attract, retain and motivate senior management leaders who are capable of advancing our mission and strategy and ultimately, create and maintain our long-term equity value;

•	reward senior management in a manner aligned with our financial performance and individuals goals; and

•	align senior management’s interests with our equity owners’ long-term interests through equity participation and ownership.

To achieve our objectives, we deliver executive compensation through a combination of the following components: (1) base salary; (2) annual cash incentive compensation; (3) long-term equity compensation; (4) other employee benefits and perquisites; and (5) severance benefits. In 2012, there was one additional element of compensation, relating to a cash incentive plan that existed prior to the Acquisition, which we assumed.

Compensation Determination Process

Presently, our board of directors does not have a compensation committee and, for fiscal 2012, compensation decisions about executive compensation were made by the board of BPG Subsidiary. For fiscal 2012 compensation, BPG Subsidiary’s board did not use any compensation consultants in making its compensation determinations and did not benchmark any of its compensation determinations against a peer group. Mr. Carroll, as a member of BPG Subsidiary’s Board, generally participated in discussions and deliberations with BPG Subsidiary’s board of directors regarding the determinations of annual cash incentive awards for our executive officers. Specifically, he made recommendations to BPG Subsidiary’s board regarding the performance targets to be used under our annual bonus plan and the amounts of annual cash incentive awards. Mr. Carroll does not participate in deliberations regarding his own compensation.

In connection with this offering, we will establish a compensation committee that will be responsible for making all executive compensation determinations. We also intend to review, and have engaged a compensation consultant to assist us in evaluating, the elements and levels of our executive compensation, including base salaries, annual cash incentive awards and annual equity-based incentives for our named executive officers. See “Compensation Actions Taken in 2013.”

Compensation Elements

Base Salary

Base salary compensates our executives for performing the requirements of their positions and provides them with a level of cash income predictability and stability with respect to a portion of their total compensation. The board believes that the level of an executive officer’s base salary should reflect that executive officer’s performance, experience and breadth of responsibilities, salaries for similar positions within the community and in our industry generally, and any other factors relevant to that particular job. The minimum base salary payable to each named executive officer is set by the terms of an employment agreement entered into with each named executive officer, the material terms of which are summarized in the “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with Our Named

Executive Officers” below. Each executive officer is reviewed annually and is eligible for a discretionary annual merit increase. Base salaries may also be adjusted at other times to deal with competitive pressures or changes in job responsibilities.

In March 2012, as part of the annual merit review, BPG Subsidiary’s board increased the base salary of each of Ms. Fisher and Messrs. Siegel and Bernstein effective January 1, 2012 by the standard company-wide salary adjustment and determined to maintain Mr. Carroll at his current base salary. Mr. Bruce joined the Company in August 2011 and, accordingly, his base salary was not increased in 2012.

The following table reflects our named executive officers’ base salaries at the end of 2011 and 2012.

Name	Base Salary as of December 31, 2011	Base Salary as of December 31, 2012
Michael A. Carroll	$800,000	$800,000
Timothy Bruce	$400,000	$400,000
Steven F. Siegel	$421,199	$427,517
Dean Bernstein	$377,216	$382,875
Tiffanie Fisher	$500,000	$507,500

Annual Cash Incentive Compensation

In order to motivate our named executive officers to achieve short-term performance goals and tie a portion of their cash compensation to actual performance, each named executive officer is eligible for annual cash incentive awards under our annual bonus plan (“Annual Bonus Plan”) based on achievement of a corporate financial target and individual qualitative goals, each set at the beginning of a fiscal year, with the threshold, target and maximum payout amounts based on a percentage of the named executive officer’s base salary. The named executive officers’ threshold, target and maximum payout amounts were as follows based on the following percentages provided in their respective employment agreement.

Name	Threshold	Target	Maximum
Michael A. Carroll	75%	100%	150%
Timothy Bruce	49%	65%	85%
Steven F. Siegel	49%	65%	85%
Dean Bernstein	49%	65%	85%
Tiffanie Fisher	75%	100%	125%

For fiscal 2012, the Annual Bonus Plan rewarded eligible employees, including our named executive officers, based on a combination of (1) a financial target measured by BPG Subsidiary’s net operating income (the “BPG Financial Component”) and (2) the participant’s individual qualitative performance, with each component comprising 50% of the total award. Under the Annual Bonus Plan, the BPG Financial Component of the bonus would be paid at 100% if BPG Subsidiary achieved a net operating income target of $758 million for fiscal 2012. The portion of the bonus pool allocated to the BPG Financial Component would be increased $0.13 for each $1.00 earned above the financial target up to a cap. Participants were eligible to receive the threshold payout amount with respect to the BPG Financial Component if BPG Subsidiary achieved $740 million in net operating income for fiscal 2012 and were eligible to receive the maximum payout amount with respect to the BPG Financial Component if BPG Subsidiary achieved $772 million in net operating income for fiscal 2012, with actual payouts interpolated between the minimum, target and maximum amounts according to the actual BPG Financial Component achieved. For fiscal 2012, BPG Subsidiary achieved a net operating income slightly above the BPG Financial Component net operating income target, yielding a nominal additional bonus payout under the BPG Financial Component.

Participants were also evaluated based on pre-established individual qualitative performance goals. Mr. Carroll’s individual goals included increasing the Company’s market positioning, optimizing operations, completing financial initiatives and cost savings, fostering high-functioning management team and improving the integration of various operations. Mr. Bruce’s individual goals included accomplishing key financial goals measured against operating income and occupancy, focusing on capital spending initiatives to maximize return on invested capital, developing methods to achieve operational goals and fostering retailer relationships at senior levels. Mr. Siegel’s individual goals included assisting in and closing various refinancings, acquisitions and dispositions, resolving various legal issues at property locations and overseeing and resolving various other legal matters. Mr. Bernstein’s individual goals included successfully identifying and disposing of non-core assets, acquiring anchor tenants in high-barrier markets, coordinating initiatives and goals of the property management group and creating greater efficiencies in the property management program. Ms. Fisher’s individual goals included actively managing financial reporting, reducing company-wide expenses, improving efficiencies, maximizing revenues and promoting a team-oriented environment. In connection with fiscal 2012 compensation, BPG Subsidiary’s board considered the performance of the named executive officers and determined that each either achieved or outperformed his or her individual qualitative performance goals.

As detailed in the following table, actual amounts paid under the Annual Bonus Plan were calculated by multiplying each named executive officer’s base salary by his or her target bonus potential, which was then adjusted by an achievement factor based on the combined achievement of the BPG Financial Component and the individual performance goals. Each of the named executive officers earned an Annual Bonus for 2012 as follows:

Name	2012 Base Salary	Target Bonus as a Percentage of Base Salary	Target Bonus Potential	Combined Achievement Factor as a Percentage of Target	2012 Annual Bonus
Michael A. Carroll	$800,000	100%	$800,000	136%	$1,086,040
Timothy Bruce	$400,000	65%	$260,000	120%	$313,208
Steven F. Siegel	$427,517	65%	$277,886	118%	$328,342
Dean Bernstein	$382,875	65%	$248,869	118%	$294,689
Tiffanie Fisher	$507,500	100%	$507,500	105%	$534,791

Existing Cash Incentive Plan Assumed in the Acquisition

Our predecessor parent company had a cash incentive plan that remained in effect at the time of the Acquisition. As part of the Acquisition, and to incentivize senior management to remain committed to and aligned with the ongoing success of the consolidated entity, our predecessor parent company’s obligations under this existing incentive plan was assumed with payments made in accordance with their terms.

Predecessor LTCP Payment. In October 2009, our predecessor parent company established a long-term compensation plan (the “Predecessor Long-Term Compensation Plan”), which was aimed to (1) align the interests of the executive officers and key employees with that of the predecessor parent company’s security holders, (2) provide long-term compensation to award achievement of our predecessor parent company’s overall strategy with particular emphasis on achieving specified recapitalization goals and (3) ensure that our predecessor parent company’s compensation framework was competitive and consistent with market practice. The Predecessor Long-Term Compensation Plan provided for payments in three tranches where eligible employees received 25% of the award in January 2011 and 25% of the award in July 2011. To further incentivize key employees to remain with the Company following the recapitalization, the terms of the Predecessor Long-Term Compensation Plan provided that the eligible employee would receive the remaining 50% of the award on July 31, 2012, provided they had not been terminated for cause or voluntarily resigned prior to this payment date. BPG Subsidiary’s board determined that the predetermined recapitalization goals had been met, and amounts for the remaining third tranche paid to the named executive officers in 2012 under the Predecessor Long-Term Compensation Plan (the “Predecessor LTCP Payments”) were as follows and are included in the “Non-Equity Incentive Plan” column of the “Summary Compensation Table”:

Name	2012 Predecessor LTCP Payments
Michael A. Carroll	$945,000
Timothy Bruce (1)	—
Steven F. Siegel	$412,500
Dean Bernstein	$315,000
Tiffanie Fisher	$487,500

(1)	As Mr. Bruce joined the Company following the Acquisition, he was not an eligible employee under the Predecessor Long-Term Compensation Plan.

There are no remaining payments to be made under the Predecessor Long-Term Compensation Plan.

Acquisition-Related Retention Bonuses

As a result of the Acquisition and BPG Subsidiary’s board’s determination of the importance of the retention of certain key employees, including each of the named executive officers, BPG Subsidiary’s board awarded retention bonuses intended to incentivize these key employees to remain with us through the applicable payment dates. Retention bonuses were awarded for both short-term and long-term retention, the terms of which are set forth in the named executive officers’ respective employment agreements described below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with Our Named Executive Officers.”

With respect to the short-term retention bonus (the “Retention Bonus”), 50% of the Retention Bonus was payable to each of the named executive officers on November 1, 2011, and the remaining 50% of the Retention Bonus was payable on or about June 28, 2013, provided the named executive officer had not been terminated for cause or resigned other than as a result of a “constructive termination” (as defined below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with Our Named Executive Officers”). The Retention Bonus is reflected in the “Bonus” column of the “Summary Compensation Table.”

The full amount of each named executive officer’s Retention Bonus (including the amount paid in 2011) reflected the severance upon a specified termination of employment that such named executive officer was entitled to receive under his or her employment agreement in effect with our predecessor parent company prior to the Acquisition. No amounts of the Retention Bonus were earned or payable in 2012.

Name	Retention Bonus Paid in 2013
Michael A. Carroll	$554,431
Timothy Bruce (1)	—
Steven F. Siegel	$362,957
Dean Bernstein	$305,914
Tiffanie Fisher	$342,052

(1)	As Mr. Bruce joined the Company following the Acquisition, he was not eligible for the Retention Bonus.

With respect to the long-term retention bonus (the “Brixmor LTIP Retention Payment”), the respective amounts are payable to the named executive officers, provided the named executive officer has not been terminated for cause or resigned other than as a result of a “constructive termination” on the first to occur of the following dates: (1) June 28, 2014, (2) the occurrence of a change in control and (3) the date that is six months following specified capital transactions. The consummation of this offering will trigger the Brixmor LTIP Retention Payment, which will become payable six months following such date.

The amount of each named executive officer’s Brixmor LTIP Retention Payment was determined based on each respective executive officer’s position, role and responsibilities within the organization, and the Brixmor LTIP Retention Payment for each named executive officer is as follows:

Name	Brixmor LTIP Retention Payment
Michael A. Carroll	$1,000,000
Timothy Bruce	$350,000
Steven F. Siegel	$400,000
Dean Bernstein	$350,000
Tiffanie Fisher (1)	$600,000

(1)	In connection with her resignation, Ms. Fisher forfeited the full amount of her Brixmor LTIP Retention Payment.

Long-Term Equity Compensation

Equity Incentive Awards in the Partnerships that Own Brixmor

Each of the named executive officers has been granted long-term incentive awards that are designed to promote our interests by providing management employees with equity interests as an incentive to remain in the Company’s service and align executives’ interests with those of the Company’s equity holders and ultimate parent investors. BRE Retail Holdco L.P. and Blackstone Retail Transaction II Holdco L.P. (the “Partnerships”) granted these long-term incentive awards to the named executive officers in the form of Class B Units in each of the Partnerships. Investment funds affiliated with the Partnerships and our Sponsor hold the Class A-1 Units. The principal terms of each of these grants are summarized immediately below and under “Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards—Equity Awards” and “Potential Payments Upon Termination or Change in Control.”

The Class B Units of the Partnerships are profits interests having economic characteristics similar to stock appreciation rights and representing the right to share in any increase in the equity value of the Partnerships that exceeds a specified threshold. Therefore the Class B Units only have value to the extent there is an appreciation in the value of our business from and after the applicable date of grant and the appreciation exceeds a specified threshold. In addition, the vesting of one-half of the Class B Units is subject to our Sponsor achieving minimum internal rates of return on its investment in Class A Units, as described further below.

The number of Class B Units granted to each named executive officer was determined based on each named executive officer’s position, role and responsibilities within the organization as well as the overall market practice for privately held portfolio companies of private equity firms. No equity awards of Class B Units in the Partnerships were made to the named executive officers during 2012, and the previous grants of Class B Units in the Partnerships to the named executive officers were as follows:

Name	Class B Units Granted (#)
Michael A. Carroll	24,210,526
Timothy Bruce	8,473,684
Steven F. Siegel	9,684,210
Dean Bernstein	8,473,684
Tiffanie Fisher (1)	14,526,316

(1)	In connection with her resignation, Ms. Fisher forfeited all of her Class B Units in the Partnerships.

Of the Class B Units in the Partnerships granted to the named executive officers, 25% are scheduled to vest on June 28, 2014, and 25% are scheduled to vest on June 28, 2016 (referred to as “time-vesting units”), in each case, subject to the named executive officer’s continued employment through such anniversary. The remaining 50% of the Class B Units in the Partnerships (referred to as “exit-vesting units”) and any then unvested time-vesting Class B Units are currently scheduled to vest on the date, if any, that the Sponsor receives, in respect of its aggregate Class A Units, cash proceeds resulting in at least a 15% internal rate of return, subject to the named executive officer’s continued employment on such date. In connection with this offering, we expect to accelerate the vesting of one-half of the exit-vesting units held by our named executive officers (meaning 25% of the Class B Units will be vested immediately following the offering, 25% will be scheduled to vest on June 28, 2014, 25% will be scheduled to vest on June 28, 2016 and 25% (plus any then unvested time-vesting units) will vest when the internal rate of return condition is satisfied).

In addition to the Class B Unit grants described above, Messrs. Carroll and Siegel as well as other members of management also purchased for cash Class A-2 Units in each of the Partnerships. The Class A-2 Units are equity interests, have economic characteristics that are similar to those of shares of common stock in a corporation and have no vesting schedule.

In connection with this offering, we expect that our executive officers (including our named executive officers) will surrender their units in the Partnerships and receive in exchange shares of our common stock as to units held in BRE Retail Holdco L.P. and shares of common stock in BPG Subsidiary as to units held in Blackstone Retail Transaction II Holdco L.P. With respect to the units in BRE Retail Holdco L.P., the Class A-2 Units will be surrendered for shares of our common stock, and the Class B Units will be surrendered for shares of our restricted stock. With respect to the units in Blackstone Retail Transaction II Holdco L.P., the Class A-2 Units will be surrendered for shares of BPG Subsidiary’s common stock, and the Class B Units will be surrendered for shares of BPG Subsidiary’s restricted stock. The BPG Subsidiary shares, as described in further detail under “Summary—Our Organizational Structure” and “Organizational Structure,” will be exchangeable at the option of the holder for an equivalent number of shares of our common stock or, at our option, cash based upon the value of an equivalent number of shares of our common stock. The number of our and BPG Subsidiary’s shares of common stock and restricted stock delivered to these equity holders of the Partnerships will be determined in a manner intended to replicate the respective economic value associated with the Class A-2 Units and the Class B Units, as applicable, based upon the valuation derived from the initial public offering price. Our shares of common stock and BPG Subsidiary’s shares of common stock delivered will have the same intrinsic value as the Class A-2 Units and the Class B Units, as applicable, held by these equity holders of the Partnerships prior to such transaction. The restricted stock delivered upon the surrender of the Class B Units in the Partnerships will be subject to the same vesting terms and restrictive covenants as those applicable to the unvested Class B Units in the Partnerships immediately prior to such transaction. In addition, in connection with the distribution of interests in the Non-Core Properties, an aggregate amount of $     million will be paid to the Class B unit holders pro rata based on their respective Class B Unit ownership in the Partnerships.

Equity Awards in the Acquired Properties We Manage

In addition to the Class B Units in the Partnerships, in 2012, some of our executive officers, including our named executive officers, received Class B units (the “BRE Units”) in an affiliated entity, BRE Southeast Retail Holdings LLC (“BRE Southeast Retail”), as compensation for services the executives provided with respect to the Acquired Properties under a retail asset management agreement between our subsidiary, Brixmor Southeast Retail Manager LLC and BRE Southeast Retail. See “Certain Relationships and Related Person Transactions—Property Management Agreements.” The BRE Units are profits interests having economic characteristics similar to stock appreciation rights and representing the right to share in any increase in the equity value of BRE Southeast Retail that exceeds a specified threshold. Therefore, the BRE Units only have value to the extent there is an appreciation in the value of BRE Southeast Retail’s business from and after the applicable date of grant and the appreciation exceeds a specified threshold). The BRE Units have vesting terms that are substantially similar to the Class B Units in the Partnerships described above, with 25% of the BRE Units scheduled to vest on December 20, 2014 and 25% of the BRE Units scheduled to vest on December 20, 2016, in each case, subject to the named executive officer’s continued employment on such date, and the remaining 50% of the BRE Units and any then unvested time-vesting BRE Units are currently scheduled to vest on the date, if any, when the sponsors of BRE Southeast Retail receive, in respect of their aggregate Class A Units, cash proceeds resulting in at least a 15% internal rate of return, subject to the named executive officer’s continued employment on such date. In connection with this offering and the IPO Property Transfers, we expect BRE Southeast Retail to fully accelerate the vesting of the BRE Units. The BRE Units granted to our named executive officers in 2012 are included in the “Grants of Plan-Based Awards Table” and the “Outstanding Equity Awards at 2012 Fiscal Year End” table. In addition to the BRE Units, Messrs. Carroll and Bruce, also purchased at a discount Class A-2 Units of BRE Southeast Retail. The Class A-2 Units are equity interests, have economic characteristics that are similar to those of shares of common stock in a corporation and have no vesting schedule.

In connection with the IPO Property Transfers, we expect that the Class A-2 unit holders and the BRE Unit holders will surrender their units and receive common units of partnership interests in our operating partnership (“OP Units”), with the number of OP Units delivered determined in a manner intended to replicate the respective economic benefit provided by such units based upon the valuation derived from the initial public offering price relative to the BRE Southeast Retail assets that comprise the Acquired Properties. As described in further detail under “Summary—Our Organizational Structure” and “Organizational Structure,” these OP Units will be redeemable at the option of the holder for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, subject to our right to acquire the OP Units tendered for redemption in exchange for an equivalent number of shares of our common stock. We expect the OP Units delivered upon the surrender of the BRE Units will be fully vested.

Other Employee Benefits & Perquisites

We provide to all our employees, including our named executive officers, broad-based benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security. Our named executive officers are eligible to receive the same benefits, including life and health benefits and vacation, holiday and sick time, that are available to all employees. Our employees, including the named executive officers, are also eligible to participate in a tax-qualified 401(k) plan. Employees may contribute to the 401(k), on a pre-tax basis, between 0% and 50% of their annual pay, up to the maximum allowable amount permitted by the IRS, and we match 100% of the first 3% of the employee’s contribution in order to encourage employee participation. Our named executive officers also receive supplemental long-term disability coverage, executive medical and dental benefits and, in limited circumstances, modest perquisites such as automobile allowances. These other employee benefits perquisites are reflected in the “All Other Compensation” column of the “Summary Compensation Table” below and the accompanying footnote. The board believes that providing modest perquisites is both customary among our peers and necessary for attracting and retaining talent.

Severance Benefits

The board believes that severance arrangements are necessary to attract and retain the talent necessary for our long-term success, and views our severance arrangements as recruitment and retention devices that help secure the continued employment and dedication of our named executive officers, including when we are considering strategic alternatives. Pursuant to the terms of their employment agreements, each of our named executive officers has severance protection in the case of specified qualifying termination events. The severance payments under these agreements are contingent upon the affected executive’s compliance with specified post-termination restrictive covenants. See “Potential Payments Upon Termination or Change in Control” for descriptions of payments to be made under these agreements.

Compensation Actions Taken During 2013

Pappagallo Employment Agreement and Equity Awards

In connection with his appointment as President and Chief Financial Officer, BPG Subsidiary and Mr. Pappagallo entered into an employment agreement, dated as of June 24, 2013. Mr. Pappagallo’s employment agreement provides for a three year employment term, which automatically renews at the end of the term for one-year periods unless either party provides advance notice of non-renewal. Under his employment agreement, Mr. Pappagallo is entitled to receive an annual base salary of $750,000, subject to periodic adjustments as may be approved by the board of directors, and to participate in BPG Subsidiary’s annual cash bonus plan with the potential payout based on a threshold of 75%, a target of 100% and a maximum of 150% of Mr. Pappagallo’s base salary (prorated for 2013 based on the portion of the year employed). Mr. Pappagallo is also eligible to participate in the life and welfare benefit plans and retirement plans and receive other benefits provided to all of our senior employees. Mr. Pappagallo is also entitled to severance benefits upon specified terminations on terms substantially similar to the other named executive officers and described under “Potential Payments Upon Termination or Change in Control.”

Mr. Pappagallo’s employment agreement also contains restrictive covenants, including an indefinite covenant on confidentiality of information and covenants related to non-competition and non-solicitation of employees and customers of BPG Subsidiary and its affiliates at all times during Mr. Pappagallo’s employment, and for two years after any termination of his employment (except with respect to the non-compete, other than after a termination for cause or a termination that occurs after the Sponsors cease to beneficially own any of our common stock).

Mr. Pappagallo also entered into subscription agreements pursuant to which he received long-term equity incentive awards consisting of 20,578,947 Class B Units in the Partnerships, 998,393 BRE Units and 455,511 Throne Units (described and defined below), in each case, with vesting commencing on May 20, 2013. As a result, 25% of all his Class B Units are scheduled to vest on May 20, 2016, 25% of all his Class B Units are scheduled to vest on May 20, 2018 and his remaining Class B Units and any then unvested time-vesting Class B Units are scheduled to vest on the date, if any, that the respective sponsors in the Partnerships, BRE Southeast Retail and BRE Throne receive, in respect of their Class A Units, cash proceeds resulting in at least a 15% internal rate of return, subject to Mr. Pappagallo’s continued employment on such date. We expect Mr. Pappagallo will surrender his units in each of these entities and receive our restricted stock as to his Class B Units in BRE Retail Holdco L.P., restricted stock in BPG Subsidiary as to his Class B Units in Blackstone Retail Transaction II Holdco L.P. and OP Units as to his BRE Units and Throne Units. We expect the OP Units delivered upon the surrender of the BRE Units and Throne Units will be fully vested.

Under specified circumstances of termination similar to the other named executive officers, Mr. Pappagallo’s unvested Class B Units would immediately vest. See “Potential Payments Upon Termination or Change in Control.”

Equity Awards in the Acquired Properties We Manage

Similar to the BRE Units, in 2013, some of our executive officers, including our named executive officers, received Class B units (the “Throne Units”) in an affiliated entity, BRE Throne HoldCo LLC (“BRE Throne), as compensation for services the executives provided with respect to the Acquired Properties under a retail asset management agreement between our subsidiary, Brixmor Throne Retail Manager LLC and BRE Throne. See “Certain Relationships and Related Person Transactions—Property Management Agreements.” The Throne Units are profits interests having economic characteristics similar to stock appreciation rights and representing the right to share in any increase in the equity value of BRE Throne that exceeds a specified threshold. Therefore, the Throne Units only have value to the extent there is an appreciation in the value of BRE Throne’s business from and after the applicable date of grant and the appreciation exceeds a specified threshold. The Throne Units have vesting terms that are substantially similar to the Class B Units in the Partnerships and the BRE Units, with

25% of the Throne Units scheduled to vest on July 25, 2015 and 25% of the Throne Units scheduled to vest on July 25, 2017, in each case, subject to the named executive officer’s continued employment on such date, and the remaining 50% of the Throne Units and any then unvested time-vesting Throne Units are currently scheduled to vest on the date, if any, when the sponsors of BRE Throne receive, in respect of their aggregate Class A Units, cash proceeds resulting in at least a 15% internal rate of return, subject to the named executive officer’s continued employment on such date. In connection with this offering and the IPO Property Transfers, we expect BRE Throne to fully accelerate the vesting of the Throne Units. The Throne Units were granted in the following amounts: 535,895 units to Mr. Carroll, 187,563 units to Mr. Bruce, 214,358 units to Mr. Siegel and 187,563 units to Mr. Bernstein. In addition to the grants, Mr. Carroll also purchased Class A-2 Units of BRE Throne, which units are equity interests, have economic characteristics that are similar to those of shares of common stock in a corporation and have no vesting schedule.

In connection with the IPO Property Transfers, we expect that the Class A-2 and the Throne Unit holders will surrender their units of BRE Throne and receive OP Units with the number of OP Units delivered determined in a manner intended to replicate the respective economic benefit provided by such units based upon the valuation derived from the initial public offering price relative to the BRE Throne assets that comprise the Acquired Properties. As described in further detail under “Summary—Our Organizational Structure” and “Organizational Structure,” these OP Units will be redeemable at the option of the holder for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, subject to our right to acquire the OP Units tendered for redemption in exchange for an equivalent number of shares of our common stock. We expect the OP Units delivered upon the surrender of the Throne Units will be fully vested. In addition, in connection with the contribution of the BRE Throne assets, an aggregate amount of $             million will be paid to the Throne Unit holders pro rata based on their respective Throne Unit ownership.

Compensation Advisor

Our board of directors has retained FPL Associates L.P. an independent compensation consulting firm, to provide guidance on executive compensation in connection with this offering and to provide information and guidance on the REIT sector of public companies for our compensation program going forward.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our principal executive officer and principal financial officer serving during fiscal 2012 and each of our three other most highly compensated executive officers serving as executive officers on December 31, 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Michael A. Carroll,	2012	800,000	—	237,852	—	2,031,040	—	82,132	3,151,024
Chief Executive Officer

Timothy Bruce,	2012	400,000	—	83,248	—	313,208	—	49,269	845,725
Executive Vice President, Leasing and Redevelopment

Steven F. Siegel,	2012	427,517	—	95,141	—	740,842	—	27,481	1,290,981
Executive Vice President, General Counsel and Secretary

Dean Bernstein,	2012	382,874	—	83,248	—	609,869	—	18,963	1,094,954
Executive Vice President, Acquisitions and Dispositions

Tiffanie Fisher, (5)	2012	507,500	—	142,711	—	1,022,291	—	15,190	1,687,692
Former principal financial officer

(1)

Amounts included in this column reflect the aggregate grant date fair value of BRE Units granted during fiscal 2012 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“FASB ASC Topic 718”). The grant date fair values of the time-vesting and exit-vesting portions of these units are estimated using a Monte Carlo simulation model. Expected volatilities were based on the historical volatility of peer companies’ stock over the expected life of the units. The expected life of the units granted represents the period of time that the units granted are expected to be outstanding. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods equal to the expected life of the units. The following assumptions were used to calculate the fair value: (1) an expected volatility of 90%; (2) a 4 1/2-year expected life; (3) a 0.51% risk-free interest rate; and (4) a $0 dividend yield. The terms of these units are summarized under “Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Compensation” above and under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Equity Awards” and “Potential Payments Upon Termination or Change in Control” below.

(2)

Amounts included in this column for fiscal 2012 reflect cash incentive awards earned by our named executive officers (A) under the Annual Bonus Plan and (B) under the Predecessor Long-Term Compensation Plan. These awards were based on pre-established, performance-based targets, the outcome of which was uncertain at the time the targets were established, and, therefore, are reportable as “Non-Equity Incentive Plan Compensation” rather than as “Bonus.” Additional information regarding the

Annual Bonus and Predecessor LTCP Payments is described above under “Compensation Discussion and Analysis—Compensation Elements—Annual Cash Incentive Compensation.
(3)	We have no pension benefits, nonqualified defined contribution or other nonqualified deferred compensation plans for executive officers.
(4)	All Other Compensation for 2012 for each named executive officer includes the following:

Name	Insurance Costs (a)	Company Contributions to Defined Contribution Plans (b)	Discounted Equity Purchases in BRE Southeast Retail (c)	Bonus (d)	Total
Michael A. Carroll	$20,604	$7,500	$37,519	$16,509	$82,132
Timothy Bruce	$14,756	$7,500	$18,759	$8,254	$49,269
Steven F. Siegel	$19,981	$7,500	—	—	$27,481
Dean Bernstein	$11,463	$7,500	—	—	$18,963
Tiffanie Fisher	$7,690	$7,500	—	—	$15,190

(a)	Represents employer-paid medical, dental, life, accidental death and dismemberment, and short and long-term disability insurance premiums.
(b)	Represents the employer’s 401(k) plan matching contributions.
(c)	Represents the compensation cost calculated in accordance with FASB ASC Topic 718 for the Class A-2 Units of BRE Southeast Retail purchased at less than fair market value.
(d)	Represents a discretionary bonus paid by the Company to offset taxes incurred for the Class A-2 Units of BRE Southeast Retail purchased at less than fair market value.

(5)	Ms. Fisher served as our Executive Vice President, Chief Financial Officer from April 2009 until her resignation from these positions effective May 20, 2013. Ms. Fisher will continue her employment with the Company through July 31, 2013. In connection with her resignation, Ms. Fisher forfeited all of her BRE Units. On May 20, 2013, Michael V. Pappagallo became our President and Chief Financial Officer.

Grants of Plan-Based Awards Table

The following table sets forth information concerning grants of plan-based awards to the named executive officers during the fiscal year ended December 31, 2012.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)(4)			All other Stock Awards: Number of Shares of Stock or Units (#) (2)	Grant Date Fair Value of Threshold Stock and Option Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Michael A. Carroll	— 06/13/2012	600,000 —	800,000 —	1,200,000 —	— —	— 587,289	— —	— 587,289	— 237,852
Timothy Bruce	— 06/13/2012	196,000 —	260,000 —	340,000 —	— —	— 205,551	— —	— 205,551	— 83,248
Steven F. Siegel	— 06/13/2012	209,483 —	277,886 —	363,389 —	— —	— 234,916	— —	— 234,916	— 95,141
Dean Bernstein	— 06/13/2012	187,609 —	248,869 —	325,444 —	— —	— 205,551	— —	— 205,551	— 83,248
Tiffanie Fisher	— 06/13/2012	380,625 —	507,500 —	624,375 —	— —	— 352,374	— —	— 352,374	— 142,711

(1)	Reflects the possible payouts of cash incentive compensation under the Annual Bonus Plan. The actual amounts paid, together with other cash incentive compensation paid to each named executive officer during 2012, are described in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table” above and the accompanying footnote.

(2)	Reflects the BRE Units granted during 2012 that are divided into two tranches for vesting purposes: one half are time-vesting and one half are exit-vesting. The exit-vesting units are reported as an equity incentive plan award in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column, while the time-vesting units are reported as an all other stock award in the “All Other Stock Awards: Number of Shares of Stock or Units” column. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Equity Awards.” In connection with this offering and the IPO Property Transfers, we expect BRE Southeast Retail to fully accelerate the vesting of the BRE Units issued to our named executive officers.
(3)	Represents the grant date fair value of the BRE Units granted during 2012 calculated in accordance with FASB ASC Topic 718 and as described in footnote 1 to the “Summary Compensation Table.”
(4)	In connection with her resignation, Ms. Fisher forfeited all of her BRE Units.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements with Our Named Executive Officers

In connection with the Acquisition, BPG Subsidiary’s board of directors took over primary responsibility for compensation decisions relating to our named executive officers and entered into new employment agreements and equity arrangements with our named executive officers, reflecting the compensation objectives and philosophy of our new ultimate parent investors. BPG Subsidiary entered into an employment agreement with Mr. Bruce upon his commencement of employment with the Company. The principal terms of each of these agreements are summarized below, except with respect to potential payments and other benefits upon specified terminations or a “change in control” (as defined in the employment agreements), which are summarized below under “Potential Payments Upon Termination or Change in Control.”

The employment agreements with each named executive officer contain substantially similar terms. Each of the employment agreements provides for a term ending on November 1, 2014, and extends automatically for additional one-year periods unless either BPG Subsidiary or the executive elects not to extend the term. Under the employment agreements, each executive is eligible to receive a minimum base salary, as set forth in the applicable agreement, and an annual bonus based on the achievement of specified financial and individual goals for fiscal years 2012 and beyond. If these goals are achieved, each executive may receive an annual incentive cash bonus equal to a percentage of his or her base salary as provided below. Each executive officer is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally.

In addition, each employment agreement, other than that for Mr. Bruce who joined the Company following the Acquisition, provides for the following three cash awards:

•

Final Predecessor LTCP Payment—a payment, on July 31, 2012, covering the third tranche of the Predecessor LTCP Payment to which each named executive officer is entitled under the Predecessor Long-Term Compensation Plan, described above under “Compensation Discussion and Analysis—Compensation Elements—Existing Cash Incentive Plan Assumed in the Acquisition,” provided that such executive had not been terminated for “cause” (as defined in the employment agreements) or resigned other than as a result of a “constructive termination” (as defined below) prior to the payment date;

•

Retention Bonus—the Retention Bonus, described above under “Compensation Discussion and Analysis—Compensation Elements—Retention Bonuses,” 50% of which was paid to each executive in November 2011 and 50% of which was payable to each executive in June 2013 provided that such executive had not been terminated for cause or resigned other than as a result of a “constructive termination” (as defined below) prior to the payment date; and

•

Brixmor LTIP Retention Payment—the Brixmor LTIP Retention Payment, described above under “Compensation Discussion and Analysis—Compensation Elements—Retention Bonuses,” payable on the first to occur of the following dates: (1) June 28, 2014; (2) the day that is six months after specified capital transactions; and (3) the occurrence of a change in control, provided that such executive has not been terminated for cause or resigned other than as a result of a constructive termination prior to the payment date. The consummation of this offering will trigger the Brixmor LTIP Retention Payment, which will become payable six months following such date.

Mr. Bruce’s employment agreement provides for the Brixmor LTIP Retention Payment.

Under the employment agreements, a “constructive termination” is deemed to occur upon specified events, including, a material reduction in the executive’s annual or incentive compensation, where the executive’s compensation or other material employee benefit is not paid when due, upon a material reduction in the executive’s authority or responsibilities, upon specified relocation events or where BPG Subsidiary elects not to renew the executive’s employment agreement, subject, in each case, to specified notice and cure periods.

Following are the individual provisions of the named executive officers’ employment agreement.

Carroll Employment Agreement. Mr. Carroll’s employment agreement provides that Mr. Carroll is to serve as Chief Executive Officer and is eligible to receive an annual base salary of $800,000, subject to such periodic adjustments as may be approved by our board. Mr. Carroll is also eligible to receive an annual bonus of 75% of his annual base salary if threshold performance objectives are met, 100% of his annual base salary if target performance objectives are met and up to a maximum of 150% of his base salary for top performance. The employment agreement provides that Mr. Carroll is entitled to receive $945,000 as the final Predecessor LTCP Payment (which was paid in 2012), $1,108,861 as a Retention Bonus (half of which was paid in 2011 and half of which was paid in 2013) and $1,000,000 as the Brixmor LTIP Retention Payment (which will be payable six months after this offering).

Bruce Employment Agreement. Mr. Bruce’s employment agreement provides that he is to serve as Executive Vice President, Leasing and Redevelopment and is eligible to receive an annual base salary of $400,000, subject to such periodic adjustments as may be approved by our board. Mr. Bruce is also eligible to receive an annual bonus of 49% of his annual base salary if threshold performance objectives are met, 65% of his annual base salary if target performance objectives are met and up to a maximum of 85% of his base salary for top performance. The employment agreement provides that Mr. Bruce is entitled to receive $350,000 as the Brixmor LTIP Retention Payment (which will be payable six months after this offering).

Siegel Employment Agreement. Mr. Siegel’s employment agreement provides that he is to serve as Executive Vice President, General Counsel and Secretary and is eligible to receive an annual base salary of $421,199, subject to such periodic adjustments as may be approved by our board. Mr. Siegel is also eligible to receive an annual bonus of 49% of his annual base salary if threshold performance objectives are met, 65% of his annual base salary if target performance objectives are met and up to a maximum of 85% of his base salary for top performance. The employment agreement provides that Mr. Siegel is entitled to receive $412,500 as the final Predecessor LTCP Payment (which was paid in 2012), $725,914 as a Retention Bonus (half of which was paid in 2011 and half of which was paid in 2013) and $400,000 as the Brixmor LTIP Retention Payment (which will be payable six months after this offering).

Bernstein Employment Agreement. Mr. Bernstein’s employment agreement provides that he is to serve as Executive Vice President, Acquisitions and Dispositions and is eligible to receive an annual base salary of $377,216, subject to such periodic adjustments as may be approved by our board. Mr. Bernstein is also eligible to receive an annual bonus of 49% of his annual base salary if threshold performance objectives are met, 65% of his annual base salary if target performance objectives are met and up to a maximum of 85% of his base salary for top performance. The employment agreement provides that Mr. Bernstein is entitled to receive $315,000 as the final Predecessor LTCP Payment (which was paid in 2012), $611,828 as a Retention Bonus (half of which was paid in 2011 and half of which was paid in 2013) and $350,000 as the Brixmor LTIP Retention Payment (which will be payable six months after this offering).

Fisher Employment Agreement. Ms. Fisher’s employment agreement provided that she was to serve as Executive Vice President, Chief Financial Officer and was eligible to receive an annual base salary of $500,000, subject to such periodic adjustments as may be approved by the board. Ms. Fisher was also eligible to receive an annual bonus of 75% of her annual base salary if threshold performance objectives were met, 100% of her annual base salary if target performance objectives were met and up to a maximum of 125% of her base salary for top performance. The employment agreement provided that Ms. Fisher was entitled to receive $487,500 as the final Predecessor LTCP Payment (which was paid in 2012), $684,103 as a Retention Bonus (half of which was paid in 2011 and half of which was paid in 2013) and $600,000 as the Brixmor LTIP Retention Payment (which was forfeited in connection with her resignation).

Each of the employment agreements also contain restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-competition and non-solicitation of our employees and customers and affiliates at all times during the named executive officer’s employment, and for two years after specified terminations of the named executive officer’s employment (other than for cause and, as to the non-compete, other than a termination that occurs after the Sponsors cease to beneficially own any of our common stock).

Equity Awards

As a condition to receiving the Class B Units in the Partnerships and the BRE Units, each named executive officer was required to enter into a subscription agreement with these entities to become a member of each of these entities, and to become a party to the respective partnership and LLC agreement of these entities as well as an equity holders agreement. These agreements generally govern the named executive officer’s rights with respect to the respective Class B Units in these entities.

The Class B Units of the Partnerships are profits interests having economic characteristics similar to stock appreciation rights and representing the right to share in any increase in the equity value of the Partnerships that exceeds a specified threshold. Therefore, the Class B Units only have value to the extent there is an appreciation in the value of our business from and after the applicable date of grant and the appreciation exceeds a specified threshold. Of the Class B Units in the Partnerships granted to the named executive officers, 25% are scheduled to vest on June 28, 2014 and 25% are scheduled to vest on June 28, 2016, in each case, subject to the named executive officer’s continued employment on such date. The remaining 50% of the Class B Units in the Partnerships and any then unvested time-vesting Class B Units are scheduled to vest on the date, if any, that the Sponsor receives, in respect of its aggregate Class A Units, cash proceeds resulting in at least a 15% internal rate of return, subject to the named executive officer’s continued employment on such date. In connection with this offering, we expect to accelerate the vesting of one-half of the exit-vesting units held by our named executive officers (meaning 25% of the Class B Units will be vested immediately following the offering, 25% will be scheduled to vest on June 28, 2014, 25% will be scheduled to vest on June 28, 2016 and 25% (plus any then unvested time-vesting units) will vest when the internal rate of return condition is satisfied).

In addition to the Class B Units in the Partnerships, in 2012, some of our executive officers, including our named executive officers, received BRE Units, with substantially similar terms to the Class B Units in the Partnerships described above, with 25% of the BRE Units scheduled to vest on December 20, 2014, 25% of the BRE Units scheduled to vest on December 20, 2016, in each case, subject to the named executive officer’s continued employment through such date, and the remaining 50% of the BRE Units and any then unvested time vesting BRE Units currently are scheduled to vest on the date, if any, when the sponsors of BRE Southeast Retail receive, in respect of their aggregate Class A Units, cash proceeds resulting in at least a 15% internal rate of return, subject to the named executive officer’s continued employment on such date. In connection with this offering and the IPO Property Transfers, we expect BRE Southeast Retail to fully accelerate the vesting of the BRE Units.

As a condition of receiving their units in the Partnerships and in BRE Southeast Retail, our named executive officers have agreed to specified restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-competition and non-solicitation of our employees and customers and affiliates at all times during the named executive officer’s employment, and for two years after any termination of the named executive officer’s employment (except, with respect to the non-compete, other than after a termination for cause or a termination that occurs after the responsive sponsors of these entities cease to beneficially own any of our common stock).

Additional terms regarding the equity awards are summarized above under “Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Compensation” and under “Potential Payments Upon Termination or Change in Control” below.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table sets forth information regarding outstanding equity awards made to our named executive officers as of December 31, 2012 and includes the Class B Units in the Partnerships and the BRE Units.

Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Michael A. Carroll	11/01/2011 06/13/2012	12,105,263 587,289	(1) (2)	4,115,789(4) 52,856(5)	12,105,263 587,289	4,115,789(4) 52,856(5)

Timothy Bruce	11/01/2011 06/13/2012	4,236,842 205,551	(1) (2)	1,440,526(4) 18,500(5)	4,236,842 205,551	1,440,526(4) 18,500(5)

Steven F. Siegel	11/01/2011 06/13/2012	4,842,106 234,915	(1) (2)	1,646,316(4) 21,142(5)	4,842,105 234,915	1,646,316(4) 21,142(5)

Dean Bernstein	11/01/2011 06/13/2012	4,236,842 205,551	(1) (2)	1,440,526(4) 18,500(5)	4,236,842 205,551	1,440,526(4) 18,500(5)

Tiffanie Fisher (6)	11/01/2011 06/13/2012	7,263,158 352,374	(1) (2)	2,469,474(4) 31,714(5)	7,263,158 352,374	2,469,474(4) 31,714(5)

(1)	Reflects the number of time-vesting Class B Units of the Partnerships, 50% of which are scheduled to vest on June 28, 2014 and the remaining 50% of which are scheduled to vest on June 28, 2016, in each case, subject to the executive’s continued employment on such date. In addition, any then unvested time-vesting Class B Units are scheduled to vest on the date, if any, when the exit-vesting Class B units in the Partnerships vest. Additional terms of these time-vesting units are summarized under “Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Compensation,” “Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table—Equity Awards” and “Potential Payments Upon Termination or Change in Control.”

Vesting of the time-vesting Class B Units in the Partnerships will be accelerated upon a Qualifying Termination in specified circumstances described under “Potential Payments Upon Termination or Change in Control.”

(2)	Reflects the number of time-vesting BRE Units, 50% of which are scheduled to vest on December 20, 2014, and the remaining 50% of which are scheduled to vest on December 20, 2016, in each case, subject to the executive’s continued employment on such date. In addition, any then unvested time-vesting BRE Units are scheduled to vest on the date, if any, when the exit-vesting BRE Units vest. Additional terms of these time-vesting BRE Units are summarized under “Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Compensation,” “Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table—Equity Awards” and “Potential Payments Upon Termination or Change in Control.” In connection with this offering, we expect to accelerate the vesting of all of these time-vesting units held by our named executive officers.

Vesting of the time-vesting BRE Units will be accelerated upon a Qualifying Termination in specified circumstances described under “Potential Payments Upon Termination or Change in Control.”

(3)	Reflects the number of exit-vesting Class B Units of the Partnerships and the BRE Units, which are scheduled to vest, in each case, only if the sponsors of these entities receive, in respect of their aggregate Class A Units, cash proceeds resulting in at least a 15% internal rate of return, subject to the executive’s continued employment on such date. Additional terms of the exit-vesting units are summarized under “Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Compensation,” “Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table—Equity Awards” and “Potential Payments Upon Termination or Change in Control.” In connection with this offering, we expect to accelerate the vesting of one-half of the exit-vesting units in the Partnerships held by our named executive officers (meaning 25% of the Class B Units will be vested immediately following the offering, 25% will be scheduled to vest on June 28, 2014, 25% will be scheduled to vest on June 28, 2016 and 25% (plus any then unvested time-vesting units) will vest when the internal rate of return condition is satisfied) and to accelerate the vesting of all of the exit-vesting BRE Units held by our named executive officers.

Vesting of the exit-vesting Class B Units in the Partnerships and the BRE Units will be accelerated upon a Qualifying Termination subject to specified events described under “Potential Payments Upon Termination or Change in Control.”

(4)	As of December 31, 2012, the value of our business had appreciated to a level that would have created value in the time-vesting and exit-vesting Class B Units in the Partnerships. Therefore, amounts reported are based on an assumed fair market value of the Partnerships’ Class B Units as of December 31, 2012.

(5)	As of December 31, 2012, the value of BRE Southeast Retail’s business had appreciated to a level that would have created value in the time-vesting and exit-vesting BRE Units. Therefore, amounts reported are based on an assumed fair market value of the BRE Units as of December 31, 2012.

(6)	In connection with her resignation, Ms. Fisher forfeited all of her Class B Units in the Partnerships and BRE Units.

Option Exercises and Stock Vested in 2012

We do not have any outstanding options, and no equity awards vested during 2012.

Pension Benefits

We have no pension benefits for the executive officers.

Nonqualified Deferred Compensation for 2012

We have no nonqualified defined contribution or other nonqualified deferred compensation plans for executive officers.

Potential Payments Upon Termination or Change in Control

The following table describes the potential payments and benefits that would have been payable to our named executive officers under existing plans and contractual arrangements assuming (1) a termination of employment and/or (2) a change of control (“CIC”) occurred, in each case, on December 31, 2012, the last business day of fiscal 2012. The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers. These include distributions of plan balances under our 401(k) savings plan and similar items. For purposes of the table below, a “Qualifying Termination” refers to a termination by BPG Subsidiary without “cause” (as defined in the named executive officers’ employment agreements) or by a named executive officer as a result of a “constructive termination” (as defined under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with Our Named Executive Officers”).

Name	Retention Bonus and Brixmor LTIP Retention Payment (1)	Cash Severance (2)(5)	Continuation of Health Benefits (3)	Gross-Up Payments (4)	Value of Accelerated Equity (5)	Total
Michael A. Carroll
Qualifying Termination, no CIC	1,554,431	4,000,000	21,350	—	—	5,575,781
Qualifying Termination, CIC	1,554,431	—	21,350	—	8,337,291	9,913,072
CIC without Termination	1,000,000	—	—	—	—	1,000,000
Death or Disability Termination	1,554,431	800,000	—	—	—	2,354,431
Death or Disability Outside of Employment	—	800,000	—	—	—	800,000

Timothy Bruce
Qualifying Termination, no CIC	350,000	1,580,000	14,958	—	—	1,944,958
Qualifying Termination, CIC	350,000	—	14,958	—	2,918,052	3,283,010
CIC without Termination	350,000	—	—	—	—	350,000
Death or Disability Termination	350,000	260,000	—	—	—	610,000
Death or Disability Outside of Employment	—	260,000	—	—	—	260,000

Steven F. Siegel
Qualifying Termination, no CIC	762,957	1,688,692	21,350	—	—	2,472,999
Qualifying Termination, CIC	762,957	—	21,350	—	3,334,916	4,119,223
CIC without Termination	400,000	—	—	—	—	400,000
Death or Disability Termination	762,957	277,886	—	—	—	1,040,843
Death or Disability Outside of Employment	—	277,886	—	—	—	277,886

Dean Bernstein
Qualifying Termination, no CIC	655,914	1,512,356	13,801	—	—	2,182,071
Qualifying Termination, CIC	655,914	—	13,801	—	2,918,052	3,587,767
CIC without Termination	350,000	—	—	—	—	350,000
Death or Disability Termination	655,914	248,869	—	—	—	904,783
Death or Disability Outside of Employment	—	248,869	—	—	—	248,869

Tiffanie Fisher (6)
Qualifying Termination, no CIC	942,052	2,537,500	7,372	—	—	3,486,924
Qualifying Termination, CIC	942,052	—	7,372	—	5,002,375	5,951,799
CIC without Termination	600,000	—	—	—	—	600,000
Death or Disability Termination	942,052	507,500	—	—	—	1,449,552
Death or Disability Outside of Employment	—	507,500	—	—	—	507,500

(1)	Upon a Qualifying Termination with our without a change of control or upon a death or disability that occurs in connection with the named executive officers’ performance of his or her employment duties (a Death or Disability Termination), the named executive officer would be entitled to sum of (A) the second tranche (equal to 50%) of the Retention Bonus and (B) the Brixmor LTIP Retention Payment.

(2)	Under their employment agreements, each named executive officer is entitled to receive a cash severance amount that consists of (A) an annual bonus in an amount equal to his or her target bonus, pro-rated based on the number of days during the fiscal year that such executive was employed prior to the termination date, plus (B):

•

in the case of a Qualifying Termination not in connection with a change in control, an amount equal to the sum of (x) 200% of base salary, and (y) the sum of such executive’s annual bonuses payable (if any) in respect of the two fiscal years (the “Reference Fiscal Years”) immediately prior to the termination date (or, if the termination date occurs in 2012 (or, as to Mr. Pappagallo, in 2013 or 2014), the sum of such executive’s annual bonuses will be deemed to be two times the annual target bonus applicable for the fiscal year terminated) (the total of (x) and (y), the “Severance Target”); provided that if either Reference Fiscal Year is less than a full 12 months, then the annual bonus payable in respect of such fiscal year will be annualized prior to making the foregoing calculation; and

•

in the case of a Qualifying Termination that occurs on or within 45 days after a change in control, an amount equal to the excess, if any, of (x) the Severance Target over (y) the sum of (A) the value (as calculated by reference to the prices paid in connection with the change in control transaction) of such named executive officer’s Class B Units in the Partnerships (and/or any cash or property delivered in exchange for or as a distribution in respect of such Class B Units) and (B) an amount equal to the Brixmor LTIP Retention Payment (if such payment has previously been paid) (and, as to Mr. Pappagallo, an amount equal to the excess, if any, of (x) the Severance Target over (y) the value (as calculated by reference to the prices paid in connection with the change in control transaction) of such named executive officer’s Class B Units in the Partnerships (and/or any cash or property delivered in exchange for or as a distribution in respect of such Class B Units)). The amounts reported under “Qualifying Termination, CIC” assume, based on the fair market value of our Class B Units as of December 31, 2012, that, if a Qualifying Termination in connection with a change in control had occurred on December 31, 2012, the Severance Target for each of the named executive officers would not have exceeded the sum of the value of the Class B Units and the remaining unpaid Brixmor LTIP Retention Payment and, therefore, that no additional cash severance for the named executive officers would have been paid.

Where there is a death or disability termination, whether or not in connection with the named executive officer’s employment duties, such named executive officer is entitled to receive an annual bonus in an amount equal to his or her target bonus, pro-rated based on the number of days during the fiscal year that such executive was employed prior to the termination date.

(3)	Reflects the cost of providing the executive officer with a continuation of medical, dental and vision insurance under COBRA for a period of twelve months following the date of termination.

(4)	Each of the employment agreements for our named executive officers (as well as Mr. Pappagallo) contains the right, if the equity of BPG Subsidiary is publicly traded, to receive a gross-up payment with respect to amounts subject to Section 280G and Section 4999 of the Internal Revenue Code (and the right to cut back such amounts otherwise payable to such executive) under specified circumstances. However, because the equity of BPG Subsidiary was not publicly traded as of December 31, 2012, such amount is zero.

(5)	In addition to the other amounts included in the table above, if a named executive officer (as well as Mr. Pappagallo) were terminated as a result of a Qualifying Termination, such individual would receive:

•

full vesting of all unvested time-vesting and exit-vesting Class B Units of the Partnerships and BRE Units if (A) such Qualifying Termination occurs after a public offering of the respective entity (or in some cases, a subsidiary) and (B) the value of the Class A Units of the respective entity’s sponsors immediately prior to the termination date represents at least a 15% internal rate of return in respect of such Class A Units, measured prior to any taxes payable on such cash;

•

full vesting of all unvested time-vesting and exit-vesting Class B Units of the Partnerships and the BRE Units if (A) such Qualifying Termination occurs within two years following a transaction in which all or substantially all of the business operations and assets of the Partnerships or BRE Southeast Retail (the “Entity’s Business”), as applicable, have been combined with the business and assets of another business owned and controlled (at the time of the combination) by a third party not affiliated with the sponsors of that entity and the Entity’s Business (a “Combination Transaction”) does not constitute more than 50% of the net assets of the combined businesses and (B) the value of each of that entity’s respective sponsors and its economic affiliates’ respective Class A Units in the Partnerships or BRE Southeast Retail, as applicable, immediately prior to the termination date represents at least a 15% internal rate of return in respect of such Class A Units, measured prior to any taxes payable on such cash; or

•

vesting of the number of unvested time-vesting Class B Units in the Partnerships and the BRE Units that would have vested had such executive remained continuously employed for an additional six months.

No time-vesting Class B Units of the Partnerships or BRE Units held by named executive officers were eligible to vest in the six month period following December 31, 2012 solely in connection with a Qualifying Termination. However, the amounts reported under “Qualifying Termination, CIC” assume that both the time-vesting and exit-vesting Class B Units in each of the Partnerships and the BRE Units would have vested if a Qualifying Termination had occurred in connection with a public offering or a Combination Transaction on December 31, 2012. The amounts reported are based on an assumed fair market value of the Partnerships’ and BRE Southeast Retail’s respective Class B Units on December 31, 2012.

(6)	In connection with her resignation as principal financial officer, Ms. Fisher forfeited her right to the Brixmor LTIP Retention Payment, any cash severance, the continuation of health benefits and all of her Class B Units in the Partnerships and in BRE Southeast Retail.

Compensation Committee Interlocks and Insider Participation

Presently, our board does not have a compensation committee, and the board performs the equivalent functions of such committee. During the last fiscal year, compensation decisions about executive compensation were made by the board of BPG Subsidiary, and Mr. Carroll, our Chief Executive Officer and a member of BPG Subsidiary’s board, participated in determinations regarding our executive officer compensation (other than with respect to his own). None of our executive officers served on the board of directors or compensation committee of any other entity that had one or more executive officers who served as a member of BPG Subsidiary’s board during fiscal 2012.

2013 Omnibus Incentive Plan

In connection with this offering, our board of directors expects to adopt, and our stockholders expect to approve, the 2013 Omnibus Incentive Plan prior to the completion of the offering.

Purpose

The purpose of the 2013 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

The 2013 Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has delegated power, or if no such committee or subcommittee thereof exists, the board of directors (as applicable, the “Committee”). The Committee has the sole and plenary authority to establish the terms and conditions of any award consistent with the provisions of the 2013 Omnibus Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2013 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, the 2013 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the 2013 Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2013 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2013 Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the 2013 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2013 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the 2013 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to the 2013 Omnibus Incentive Plan

The 2013 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under the 2013 Omnibus Incentive Plan is            . Of this amount, the maximum number of shares for which incentive stock options may be granted is             ; the maximum number of shares for which options or stock appreciation right may be granted to any individual participant during any single fiscal year is            ; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is            (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $                 in total value; and the maximum amount that may be paid to any individual for a single fiscal year under a performance compensation award denominated in cash is $                . Except for substitute awards (as described below), in the event any award terminates, lapses, or is settled without the payment of the full number of shares subject to such award, including as a result of net set settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under the 2013 Omnibus Incentive Plan, unless the shares are surrendered after the termination of the 2013 Omnibus Incentive Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards shall not be counted against the total number of shares that may be issued under the 2013 Omnibus Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above. No award may be granted under the 2013 Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options

The Committee may grant non-qualified stock options and incentive stock options under the 2013 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the 2013 Omnibus Incentive Plan; provided that all stock options granted under the 2013 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2013 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised, (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, or (3) by such other method as the Committee may permit in its sole discretion, including without limitation (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights

The Committee may grant stock appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with the 2013 Omnibus Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (2) the numbers of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards). The Committee may in its sole discretion substitute, without the consent of the holder or beneficiary of such stock appreciation rights, stock appreciation rights settled in shares of common stock (or settled in shares or cash in the sole discretion of the Committee) for nonqualified stock options.

Restricted Shares and Restricted Stock Units

The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in its sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2013 Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including without limitation the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the Committee, in shares of common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units.

Other Stock-Based Awards

The Committee may issue unrestricted common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units), under the 2013 Omnibus Incentive Plan, including performance-based awards.

Performance Compensation Awards

The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under section 162(m) of the Code. The Committee also has the authority to make an award of a cash bonus to any participant and designate such award as a performance compensation award under the 2013 Omnibus Incentive Plan. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of performance of the Company (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to the following: (1) net earnings or net income (before or after taxes); (2) basic or diluted earnings per share (before or after taxes); (3) net revenue or net revenue growth; (4) gross revenue or gross revenue growth, gross profit or gross profit growth; (5) net operating profit (before or after taxes); (6) same property net operating income; (7) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (8) cash flow measures (including, but not limited to, operating cash flow, funds from operations, free cash flow, and cash flow return on capital), which may but are not required to be measured on a per share basis; (9) earnings before or after taxes, interest, depreciation and/or amortization (including EBIT and EBITDA); (10) gross or net operating margins; (11) productivity ratios; (12) share price (including, but not limited to, growth measures and total stockholder return); (13) expense targets or cost reduction goals, general and administrative expense savings; (14) operating efficiency; (15) objective measures of customer satisfaction; (16) working capital targets; (17) measures of economic value added or other ‘value creation’ metrics; (18) enterprise value; (19) sales; (20) stockholder return; (21) client retention; (22) competitive market metrics; (23) employee retention; (24) objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (25) comparisons of continuing operations to other operations; (26) market share; (27) cost of capital, debt leverage year-end cash position or book value; (28) strategic objectives and related revenue, sales targets; or (29) any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure our performance as a whole or any of our divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee shall, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events: (1) asset write-downs; (2) litigation or claim judgments or settlements; (3) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (4) any reorganization and restructuring programs; (5) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; (6) acquisitions or divestitures; (7) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (8) foreign exchange gains and losses; (9) discontinued operations and nonrecurring charges; and (10) a change in our fiscal year.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the 2013 Omnibus Incentive Plan.

Effect of Certain Events on 2013 Omnibus Incentive Plan and Awards

In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in the 2013 Omnibus Incentive Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting us, any affiliate, or the financial statements of us or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee must make any such adjustments in such manner as it may deem equitable, including without limitation, any or all of: (i) adjusting any or all of (A) the share limits applicable under the 2013 Omnibus Incentive Plan with respect to the number of awards which may be granted hereunder, (B) the number of our shares of common stock or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the 2013 Omnibus Incentive Plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock subject to outstanding awards or to which outstanding awards relate (with any increase requiring the approval of our board of directors), (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders of the Company in such event), including without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price thereof. For the avoidance of doubt, the Committee may cancel any stock option or stock appreciation right for no consideration if the fair market value of the shares subject to such option or stock appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or stock appreciation right.

Nontransferability of Awards

An award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of participant or such participant’s family members, any partnership or limited liability company of which participant, or participant and participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination

The board of directors may amend, alter, suspend, discontinue, or terminate the 2013 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to the 2013 Omnibus Incentive Plan or for changes in GAAP to new accounting standards, (2) it would materially increase the number of securities which may be issued under the 2013 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events), or (3) it would materially modify the requirements for participation in the 2013 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award shall not to that extent be effective without such individual’s consent. The Committee may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected Participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any Participant with respect to such award; provided, further, that without stockholder approval, except as otherwise permitted in the 2013 Omnibus Incentive Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right, (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right, and (3) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividend equivalents shall be payable in respect of outstanding (1) options or stock appreciation rights or (2) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become earned, payable or distributable).

Clawback/Forfeiture

An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to our interests or the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. The Committee may also provide in an award agreement that if the participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, the participant will forfeit any gain realized on the vesting or exercise of such award, and must repay the gain to us. The Committee may also provide in an award agreement that if the participant receives any amount in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the participant shall be required to repay any such excess amount to us. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

IPO Property Transfers

As described in greater detail in “Organizational Structure—IPO Property Transfers,” prior to this offering, we will effect the IPO Property Transfers whereby certain investment partnerships affiliated with our Sponsor will contribute interests in 43 properties to us in exchange for              OP Units. Members of our management received equity interests in these investment partnerships as an incentive and will accordingly be allocated a portion of these OP Units. See “Management—Executive Compensation—Compensation Discussion and Analysis—Compensation Elements—Long Term Equity Compensation—Equity Incentive Awards in the Partnerships that Own Brixmor.” In addition, we will distribute interests in 47 properties to our pre-IPO owners. In connection with the IPO Property Transfers, the contribution of the Acquired Properties will be effectuated pursuant to certain contribution agreements to be entered into between the contributing Sponsor affiliate and our Operating Partnership. The contribution agreements will provide for the contribution of the Sponsor affiliate’s direct or indirect ownership interest in the owners of the Acquired Properties (the “Acquired Interests”) in exchange for OP Units. The Sponsor affiliate will make certain representations and warranties in the contribution agreement regarding its valid authority to contribute the Acquired Interests and the Acquired Interests being free and clear of all liens; provided, however, that the underlying Acquired Properties shall remain subject to all existing liabilities and the Sponsor affiliate shall be released by our Operating Partnership for all such existing liabilities. The contribution agreements will provide for a limited indemnification from the Sponsor affiliate in connection with misrepresentations under the agreement and such indemnification shall be subject to a deductible, a liability cap and a survival period.

Property Management Agreements

We have been managing certain properties owned by our Sponsor and its affiliates. Following the offering, we will continue to manage the Non-Core Properties pursuant to management agreements for which we expect to receive customary management, leasing and other fees.

Property and asset management fees received from our Sponsor and its affiliates were $2.7 million and $0.8 million for the year ended December 31, 2012 and the three months ended March 31, 2013. The fees and expense reimbursements payable to us under the property and asset management agreements are generally consistent with what would be charged to a third party owner that is not affiliated with our Sponsor. The agreements are generally terminable by the owner in the event of a sale or upon 30 days written notice.

Stockholders’ Agreement

In connection with this offering, we intend to enter into a stockholders’ agreement with our Sponsor and its affiliates. This agreement will require us to nominate a number of individuals designated by our Sponsor for election as our directors at any meeting of our stockholders (each a “Sponsor Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company will be equal to: (1) if our pre-IPO owners and their affiliates together continue to beneficially own at least 50% of the total Outstanding Brixmor Interests as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if our pre-IPO owners and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the total Outstanding Brixmor Interests as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if our pre-IPO owners and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the total Outstanding Brixmor Interests as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if our pre-IPO owners and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the total Outstanding Brixmor

Interests as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if our pre-IPO owners and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the total Outstanding Brixmor Interests as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. Sponsor Directors may be removed only with the consent of our Sponsor. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders’ agreement will require us to nominate an individual designated by our Sponsor for election to fill the vacancy.

As described more specifically in “Material Provisions of Maryland Law and of our Charter and Bylaws,” the stockholders’ agreement and our charter and bylaws require that certain amendments to our charter and bylaws, and any change to the number of our directors, will require the consent of our Sponsor.

In addition, we have agreed with our Sponsor that we will not undertake transactions that would result in our having to designate any portion of a dividend paid by us as a capital gain dividend until at least one year has passed since our Sponsor has exchanged its BPG Subsidiary Shares and OP Units for shares of our common stock and its ownership of the total Outstanding Brixmor Interests falls below 25%.

The stockholders’ agreement will remain in effect until our Sponsor is no longer entitled to nominate a Sponsor Director pursuant to the stockholders’ agreement, unless our Sponsor requests that it terminate at an earlier date.

Exchange Agreement

We have entered into an exchange agreement with the holders of the Outstanding BPG Subsidiary Shares so that these holders may, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement), exchange their BPG Subsidiary Shares for shares of our common stock on a one-for-one basis subject to customary conversion rate adjustments for splits, share dividends and reclassifications, or, at our election, for cash. Notwithstanding the foregoing, our Sponsor and Centerbridge are generally permitted to exchange BPG Subsidiary Shares at any time.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement that will provide the Sponsor an unlimited number of “demand” registrations and customary “piggyback” registration rights. Under the registration rights agreement, we will also agree to register the delivery to the exchanging party of shares of our common stock upon exchange or redemption of Outstanding BPG Subsidiary Shares and Outstanding OP Units or, if such registration is not permitted, the resale of such shares of common stock by such exchanging party. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Maryland law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies that will be in place following the completion of this offering. These policies have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Our investment objectives are to increase cash flow from operations, achieve sustainable long-term growth and maximize stockholder value to allow for stable dividends and stock appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business.”

We have invested and intend to continue to invest primarily in well located, high quality, shopping centers in the United States. Future investment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with our qualification as a REIT for U.S. federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We participate with third parties in property ownership, through joint ventures or other types of co-ownership, and we may engage in such activities in the future if we determine that doing so would be the most effective means of owning or acquiring properties. We do not expect, however, to enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, preferred stock or options to purchase stock or interests in our subsidiaries, including our Operating Partnership.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be required to register as an investment company under the Investment Company Act.

Investments in Real Estate Mortgages

Our business objectives emphasize equity investments in retail real estate. Although we do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, we may elect, in our discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages; provided, in each case, that such investment is consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. As of December 31, 2012, our investment in marketable securities totaled $24.9 million. Our investments in marketable securities as of December 31, 2011 and 2010 were $23.0 million and $20.2 million, respectively. To the extent we make such investments in the future, we intend to invest primarily in entities that own retail real estate. We have no current plans to make additional investments in entities that are not engaged in real estate activities. Our investment objectives are to maximize the cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We may from time to time dispose of properties if, based upon management’s periodic review of our portfolio, our board of directors determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties (as discussed above in “—Investment in Real Estate or Interests in Real Estate”) or from investors to raise equity capital.

Financing Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws that will be in effect following this offering will not limit the amount or percentage of indebtedness that we may incur nor will they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Our board of directors may from time to time modify our debt policy in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods.

Conflict of Interest Policies

We have adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we adopted a code of business conduct and ethics that generally prohibits conflicts of interest between our officers and employees on the one hand, and our company on the other hand. Our code of business conduct and ethics will also generally limit our employees and officers from competing with our company or taking for themselves opportunities that are discovered through use of property or information of or position with our company. Waivers of our code of business conduct and ethics may be granted by the board of directors or a committee thereof. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. In addition, our charter will, to the maximum extent permitted from time to time by Maryland law, renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered to such person in his or her capacity as a director. See “Material Provisions of Maryland Law and of our Charter and Bylaws—Competing Interests and Activities of our Non-Employees Directors.”

Policies with Respect to Other Activities

We have authority to offer common stock, preferred stock, options to purchase stock or other securities in exchange for property, repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. Our board of directors has no present intention of causing us to repurchase any common stock, although we may do so in the future. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the Treasury Regulations our board of directors determines that it is no longer in our best interest to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of the Brixmor Interests immediately following this offering by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Brixmor Property Group Inc., (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The information set forth below regarding the number of shares of our common stock, OP Units and BPG Subsidiary Shares beneficially owned by the identified persons gives effect to the acquisition by such persons of such shares and units pursuant to the IPO Property Transfers.

Beneficial ownership is determined in accordance with the rules of the SEC.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of All Shares of Common Stock	Number of BPG Subsidiary Shares Beneficially Owned (2)	Number of OP Units Beneficially Owned (2)	Percentage of All Brixmor Interests (2)(3)	Combined Voting Power (4)(5)
Blackstone (6)
Centerbridge (7)
Michael Carroll
John G. Schreiber (8)
A.J. Agarwal (8)
Jonathan D. Gray (8)
Nadeem Meghji (8)
William D. Rahm (9)
William J. Stein (8)
Timothy Bruce
Steven F. Siegel
Dean Bernstein
All directors and executive officers as a group (13 persons)

(1)	Our named executive officers for 2012 were Michael Carroll, Timothy Bruce, Steven F. Siegel, Dean Berstein and Tiffanie Fisher. Ms. Fisher, who formerly served as our Executive Vice President and Chief Financial Officer, has been omitted from the table as she does not beneficially own any Brixmor Interests as of the date of this prospectus. On May 20, 2013, Michael V. Pappagallo became our President and Chief Financial Officer.
(2)	Subject to certain requirements and restrictions, the BPG Subsidiary Shares are exchangeable for shares of our common stock, on a one-for-one basis, or, at our option, cash and the OP Units are redeemable for cash or, at our option, exchangeable for shares of our common stock, on a one-for-one basis, in each case, from and after the first anniversary date of the closing of this offering. See “Organizational Structure.” Beneficial ownership of BPG Subsidiary Shares and OP Units reflected in this table are presented separately from the beneficial ownership of the shares of our common stock for which such BPG Subsidiary Shares or OP Units may be exchanged. Notwithstanding the foregoing, our Sponsor and Centerbridge are generally permitted to exchange BPG Subsidiary Shares and redeem their OP Units for shares of our common stock at any time.
(3)	Assumes shares of our common stock, OP Units and BPG Subsidiary Shares outstanding immediately following this offering.
(4)	Represents percentage of voting power of our common stock and non-economic shares of Brixmor Property Group Inc. voting together as a single class. See “Description of Stock—Common Stock and Non-Economic Shares.”
(5)

Holders of Outstanding BPG Subsidiary Shares and Outstanding OP Units will hold non-economic shares of Brixmor Property Group Inc. Non-economic shares entitle a holder thereof, without regard to the number of non-economic shares held, to cast a number of votes on matters presented to the common stockholders of

Brixmor Property Group Inc. that is equal to the aggregate number of BPG Subsidiary Shares and OP Units held by such holder, subject to customary adjustments for stock splits, stock dividends and reclassifications. See “Description of Stock—Common Stock and Non-Economic Shares.”
(6)	Reflects shares of our common stock directly held by BRE Retail Holdco L.P. (“BRE Retail Holdco”) and BPG Subsidiary Shares directly held by Blackstone Retail Transaction II Holdco L.P. (“Blackstone Retail Transaction II”). The general partner of each of BRE Retail Holdco and Blackstone Retail Transaction II is Blackstone Real Estate Associates VI L.P. The general partner for Blackstone Real Estate Associates VI L.P. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Steven A. Schwarzman. Each of such Blackstone entities (other than BRE Retail Holdco and Blackstone Retail Transaction II to the extent of their direct holdings) and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by BRE Retail Holdco and Blackstone Retail Transaction II directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares. The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(7)	The address of Centerbridge Partners, L.P. and each entity or individual described in this footnote (7) is c/o Centerbridge Partners, L.P., 375 Park Avenue, 12th Floor, New York, New York 10152.
(8)	Messrs. Schreiber, Agarwal, Gray, Meghji and Stein are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone. The address for Messrs. Schreiber, Agarwal, Gray, Meghji and Stein is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(9)	Mr. Rahm is an employee of Centerbridge, but disclaims beneficial ownership of the shares beneficially owned by Centerbridge. The address for Mr. Rahm is c/o Centerbridge Partners, L.P., 375 Park Avenue, 12th Floor, New York, New York 10152.

DESCRIPTION OF INDEBTEDNESS

Unsecured Credit Facility

Our Operating Partnership has entered into a senior unsecured credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto (the “Unsecured Credit Facility”).

The Unsecured Credit Facility consists of:

•	a $1,250.0 million revolving credit facility (the “Revolving Facility”), which will mature on July 31, 2017, with a one-year extension option; and

•	a $1,500.0 million term loan facility (the “Term Loan Facility”), which will mature on July 31, 2018.

Our Operating Partnership, which is referred to in this section as the “Borrower,” is the borrower under the Unsecured Credit Facility. The Revolving Facility component includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swing line borrowings. The Unsecured Credit Facility also provides us with the option to increase the size of the Revolving Facility and enter into additional incremental credit facilities, subject to certain limitations.

Interest Rate and Fees

Borrowings under the Unsecured Credit Facility bear interest, at the Borrower’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 0.50% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the Revolving Facility is based on a total leverage based grid and ranges from 0.50% to 1.10%, in the case of base rate loans, and 1.50% to 2.10%, in the case of LIBOR rate loans. The margin for the Term Loan Facility is 10 basis points lower than the applicable Revolving Facility margin. The Revolving Facility can decrease by an additional 10 basis points under certain circumstances. In addition, upon receiving an investment grade rating, the Borrower may elect to convert to a credit rating based pricing grid.

In addition to paying interest on outstanding principal under the Unsecured Credit Facility, the Borrower is required to pay a commitment fee to the lenders under the Revolving Facility in respect of the unutilized commitments thereunder. The commitment fee rate is based on the daily-unused amount of the Revolving Facility and is either 0.250% or 0.175% per annum based on the unused facility amount. Upon converting to credit rating pricing based grid, the unused facility fee will no longer apply and the Borrower will be required to pay a facility fee ranging from 15 to 35 basis points. We are also required to pay customary letter of credit fees.

Prepayments

No prepayment is required under the Unsecured Credit Facility. The Borrower is permitted to voluntarily repay amounts outstanding under the Term Loan Facility at any time without premium or penalty, subject to certain minimum amounts and the payment of customary “breakage” costs with respect to LIBOR loans. Once repaid, no further borrowings are permitted under the Term Loan Facility.

Amortization

The Unsecured Credit Facility has no amortization payments.

Guarantees

The obligations under the Unsecured Credit Facility are guaranteed by both BPG Subsidiary and Brixmor OP GP LLC (together, the “Parent Guarantors”), as well as by both Brixmor Residual Holdings LLC and Brixmor GA America LLC (the “Material Subsidiary Guarantors”, and together with the Parent Guarantors, the “Guarantors”). The guarantees from the Material Subsidiary Guarantors are automatically released upon the occurrence of certain events, including upon the Borrower obtaining an investment grade rating.

Certain Covenants and Events of Default

The Unsecured Credit Facility contains certain customary affirmative and negative covenants and events of default. Such covenants, among other things, restrict, subject to certain exceptions, the ability of the Parent Guarantors, the Borrower and their respective subsidiaries to:

•	engage in certain mergers or consolidations;

•	sell, lease or transfer all or substantially all of their respective assets;

•	engage in certain transactions with affiliates; and

•	make changes in nature of the business.

The Unsecured Credit Facility also requires the Borrower to maintain a (i) maximum total leverage ratio, (ii) maximum secured leverage ratio, (iii) maximum unsecured leverage ratio, (iv) minimum fixed charge coverage ratio, (v) minimum tangible net worth and (vi) minimum unsecured debt yield ratio (which will no longer apply upon the occurrence of certain events).

Mortgages and Secured Loans

We had $5,999.0 million and $6,006.1 million of mortgage and secured loans outstanding as of December 31, 2012 and March 31, 2013, respectively. Of these mortgage and secured loans, $5,330.4 million and $5,280.5 million accrued interest at fixed rates, with a weighted average interest rate of 5.97% as of December 31, 2012 and 5.96% as of March 31, 2013. The remaining $668.6 million and $725.6 million of our mortgage and secured senior loans accrued interest at variable rates with a weighted average interest rate of 4.60% as of December 31, 2012 and 4.53% as of March 31, 2013. The mortgages and secured loans are collateralized by certain of our properties and the equity interests of certain of our subsidiaries. These properties had a carrying values of $8.1 billion and $8.0 billion, respectively, as of December 31, 2012 and March 31, 2013. For additional information see notes 9 and 7, respectively, in our audited and unaudited financial statements included elsewhere in this prospectus.

As of March 31, 2013, the properties in the IPO Portfolio were encumbered by an aggregate of $         million of mortgages and secured loans with a weighted average interest rate of     %, of which $         million is allocable to our Acquired Properties with a weighted average interest rate of     %. In connection with this offering we will repay certain indebtedness that is attributable to several of the Acquired Properties. See “Organizational Structure—IPO Property Transfers.”

Brixmor LLC Senior Notes

New Plan Realty Trust, Inc. (including its successor New Plan Excel Realty Trust, Inc., “New Plan”), the predecessor of Brixmor LLC as amended and supplemented, our wholly-owned indirect subsidiary, issued the following notes under an indenture dated March 29, 1995 (the “1995 Indenture”) that remain outstanding:

•	on June 3, 1996, $10 million aggregate principal amount of 7.970% unsecured senior notes due 2026 (the “7.970% Senior Notes”);

•	on October 9, 1996, $25 million aggregate principal amount of 7.650% unsecured senior notes due 2026 (the “7.650% Senior Notes”);

•

on November 1, 1996, $10 million aggregate principal amount of 7.680% unsecured senior notes due 2026 and $10 million aggregate principal amount of 7.680% unsecured senior notes due 2026 (together, the “7.680% Senior Notes”); and

•

on January 9, 1998, $25 million aggregate principal amount of 6.900% unsecured senior notes due 2028 and $25 million aggregate principal amount of 6.900% unsecured senior notes due 2028 (together, the “6.900% Senior Notes”).

New Plan issued the following notes under an indenture dated February 3, 1999 (as amended and supplemented, the “1999 Indenture”) that remain outstanding:

•	on July 30, 1999, $25 million aggregate principal amount of 7.500% unsecured senior notes due 2029 (the “7.500% Senior Notes”);

•	on May 19, 2003, $10,000 aggregate principal amount of 3.750% convertible senior notes due 2023 (the “3.750% Convertible Senior Notes”); and

•	on November 20, 2003, $50 million aggregate principal amount of 5.500% unsecured senior notes due November 2013 (the “5.500% Senior Notes”).

New Plan issued the following notes under an indenture dated January 30, 2004 (as amended and supplemented, the “2004 Indenture” and, together with the 1995 Indenture and the 1999 Indenture, the “Indentures”) that remain outstanding:

•	on January 13, 2005, $100 million aggregate principal amount of 5.300% unsecured senior notes due 2015 (the “5.300% Senior Notes”); and

•

on September 19, 2005, $125 million aggregate principal amount of 5.250% unsecured senior notes due 2015 (the “5.250% Senior Notes,” and, together with the 7.970% Senior Notes, the 7.650% Senior Notes, the 7.680% Senior Notes, the 6.900% Senior Notes, the 5.500% Senior Notes, the 3.750% Convertible Senior Notes, the 7.500% Senior Notes and the 5.300% Senior Notes, the “Brixmor LLC Senior Notes”).

As of March 31, 2013, Brixmor LLC had outstanding approximately $404.6 million aggregate principal amount of the Brixmor LLC Senior Notes.

Interest on the Brixmor LLC Senior Notes is payable semi-annually in arrears.

Guarantees

The obligations under the 7.500% Senior Notes are guaranteed by New Plan Realty Trust, LLC, a wholly-owned indirect subsidiary of Brixmor LLC.

Ranking

The Brixmor LLC Senior Notes are the senior unsecured obligations of Brixmor LLC and they:

•	rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Brixmor LLC Senior Notes;

•

rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Brixmor LLC Senior Notes; and

•

are effectively subordinated in right of payment to all existing and future secured debt to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of each of Brixmor LLC’s subsidiaries that is not a guarantor of the Brixmor LLC Senior Notes.

Covenants

The Indentures governing the Brixmor LLC Senior Notes contain a number of covenants that, among other things, restrict the ability of Brixmor LLC and its subsidiaries to incur additional indebtedness, require Brixmor LLC to maintain an “unencumbered total asset value” (as separately defined in each of the Indentures) at a specified level and, in the case of the 1995 Indenture, limit prior to January 15, 2014 sales or transfers of real property (or any equity interest in any person whose principal asset is real property), or the right to receive the income or profits therefrom, to any affiliate of Brixmor LLC or any person that owns an equity interest in Brixmor LLC. These covenants are subject to a number of important limitations and exceptions. The senior unsecured notes issued under the 1995 Indenture are also puttable on January 15, 2014 at the option of the holders at a price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to, but not including, the repurchase date.

Optional Redemption

Brixmor LLC may redeem some or all of the 5.300% Senior Notes and the 5.250% Senior Notes at any time at a price equal to 100% of the principal amount of 5.300% Senior Notes or 5.250% Senior Notes, respectively, redeemed plus a Make-Whole Amount (as defined below) as of, and accrued and unpaid interest to, the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Make-Whole Amount” is defined as the excess, if any, of (a) the aggregate present value at such redemption date of (i) each dollar of principal being redeemed, plus (ii) all required interest payments due on such 5.300% Senior Note or 5.250% Senior Note through the redemption date (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus, in the case of the 5.300% Senior Notes, 15 basis points, or, in the case of the 5.250% Senior Notes, 20 basis points, over (b) the aggregate principal amount of 5.300% Senior Notes or 5.250% Senior Notes being redeemed.

Brixmor LLC may also redeem some or all of the 3.750% Convertible Senior Notes at any time at a price equal to 100% of the principal amount of 3.750% Convertible Senior Notes redeemed plus accrued and unpaid interest to the redemption date.

Brixmor LLC may not redeem the 5.500% Senior Notes, the 7.970% Senior Notes, the 7.650% Senior Notes, the 7.680% Senior Notes, the 6.900% Senior Notes or the 7.500% Senior Notes prior to the maturity date.

Purchase at the Option of the Holders

The Brixmor LLC Senior Notes issued under the 1995 Indenture have a one-time put repurchase right that requires Brixmor LLC to offer to repurchase the notes if tendered by holders for an amount equal to the principal amount plus accrued and unpaid interest on January 15, 2014. As of March 31, 2013, approximately $104.6 million aggregate principal amount of the Brixmor LLC Senior Notes containing this provision remained outstanding.

Holders of the 3.750% Convertible Senior Notes may require Brixmor LLC to purchase all or a portion of their 3.750% Convertible Senior Notes for cash on June 1, 2018, or upon a fundamental change, at a purchase price equal to 100% of the principal amount of the 3.750% Convertible Senior Notes to be purchased, plus accrued and unpaid interest, if any, to the applicable purchase date.

Events of Default

The Indentures provide for certain events of default which, if any of them were to occur, would permit or require the principal of and accrued interest, if any, on the Senior Notes to become or be declared due and payable.

As of March 31, 2013, we were in compliance with all covenants and the provisions contained in the indentures and supplemental indentures governing the Brixmor LLC Senior Notes.

DESCRIPTION OF STOCK

The following summary of the terms of our common stock as it will be in effect immediately following this offering is a summary and is qualified in its entirety by reference to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, and the MGCL. See “Where You Can Find More Information.”

General

Our charter authorizes us to issue up to 3,000,000,000 shares of common stock, $0.01 par value per share, up to              shares of non-economic stock, $0.01 par value per share (our “non-economic shares”), and up to 300,000,000 shares of preferred stock, $0.01 par value per share, of which 150 shares are classified and designated as Series A Redeemable Preferred Stock. Our charter authorizes our board of directors, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series. Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of the stockholder’s status as a stockholder. We intend to redeem all outstanding shares of our preferred stock shortly after the completion of this offering.

Common Stock and Non-Economic Shares

Common Stock. Subject to the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of any other class or series of our stock, including our non-economic shares which entitle the holders to vote together with holders of our common stock on all matters submitted to a vote of our common stockholders, holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of our common stock are entitled to receive dividends as and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to the common stock. Holders of our common stock generally have no appraisal rights. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and nonassessable and have equal dividend and liquidation rights. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other class or series of stock we may authorize and issue in the future.

Non-Economic Shares. Each holder of non-economic shares is entitled, without regard to the number of non-economic shares held by such holder, to one vote for each BPG Subsidiary Share or OP Unit held by such holder. Accordingly, a holder of OP Units and a shareholder of BPG Subsidiary who holds non-economic shares will be entitled to cast a number of votes on matters submitted to the common stockholders of Brixmor Property Group Inc. for approval equal to the aggregate number of BPG Subsidiary Shares and OP Units held of record by such limited partner or stockholder. Subject to the rights of any other class or series of our stock, holders of our common stock and of non-economic shares vote together as a single class on all matters presented to our stockholders for their vote or approval. Holders of non-economic shares do not have any right to receive dividends or other distributions, including distributions upon the liquidation, dissolution or winding up of Brixmor Property Group Inc. Holders of non-economic shares do not have preemptive, subscription, redemption or conversion rights and generally have no appraisal rights. There are no sinking fund provisions applicable to our non-economic shares. The rights, powers, preferences and privileges of holders of non-economic shares will be subject to those of the holders of any shares of our preferred stock or any other class or series of stock we may authorize in the future.

Voting Rights. Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, although, for so long as the stockholders’ agreement remains in effect, certain amendments to our charter inconsistent with the rights of our Sponsor under the stockholders’ agreement also require our Sponsor’s consent. See “Material Provisions of Maryland Law and of our Charter and Bylaws.” In addition, because many of our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify and Issue Stock

Our board of directors may, without approval of holders of our common stock or non-economic shares, classify and reclassify any unissued shares of our stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common stock, and authorize us to issue the newly-classified shares. Before authorizing the issuance of shares of any new class or series, our board of directors must set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of stock. These actions may be taken without the approval of holders of our common stock and non-economic shares unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded.

We do not have a “poison pill” or stockholder rights plan. We intend to seek prior stockholder approval before adopting a stockholder rights plan unless, due to timing constraints or other reasons, a majority of the directors who qualify as independent directors under NYSE corporate governance standards determines that it would be in the best interests of stockholders to adopt a plan before obtaining stockholder approval. We also intend that any stockholder rights plan we adopt without prior stockholder approval would either be ratified by stockholders or must expire, without being renewed or replaced, within one year.

Preferred Stock

We have outstanding 125 shares of Series A Redeemable Preferred Stock, $0.01 par value per shares (the “Existing Preferred Stock”) held by 125 holders. The holders of the Existing Preferred Stock are entitled to receive cumulative cash dividends at the rate of 12% per annum of the liquidation preference of $10,000 per share plus all accumulated and unpaid dividends thereon, and we generally may not declare or pay, or set apart for payment, any dividend or other distribution on any shares of our stock ranking junior to our Existing Preferred Stock as to dividends, including our common stock, or redeem, repurchase or otherwise acquire for consideration on any such shares, unless full, cumulative dividends on all outstanding shares of Existing Preferred Stock have been declared and paid or set apart for payment for all past dividend periods. The holders of the Existing Preferred Stock generally do not have voting rights except in limited circumstances, including certain amendments to our charter. At our election, the Existing Preferred Stock is redeemable, in whole or in part, for an amount equal to its liquidation preference, plus any accrued and unpaid dividends, plus a redemption premium which declines over time. The Existing Preferred Stock is not convertible into shares of any other class or series of our stock. The Existing Preferred Stock is entitled to a liquidation preference of $10,000 per share plus all accrued and unpaid dividends thereon. The Existing Preferred Stock is senior to all other classes and series of our stock as to the payment of dividends and the distribution of our assets on our liquidation, dissolution or winding up. We intend to redeem all outstanding shares of our Existing Preferred Stock shortly after the completion of this offering.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or 9.8% in value of our outstanding stock. We refer to these restrictions, collectively, as the “ownership limit.” Pursuant to the stockholders’ agreement, our board of directors will grant an exemption from the ownership limit to our Sponsor and its affiliates.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common stock or 9.8% of our outstanding stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquiror or another individual or entity to own our stock in excess of the ownership limit.

Our board of directors may, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the ownership limit or establish or increase a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, our board of directors may increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of our stock then outstanding or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

Our charter also prohibits:

•

any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons; and

•

any person from beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of our stock, and any person who is the intended transferee of shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, must give immediate written notice of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter relating to the restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance is no longer required in order for us to qualify as a REIT.

Any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock that, if effective, would result in a violation of the ownership limit (or other limit established by our charter or our board of directors, our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT or as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer that, if effective, would have resulted in a violation of the ownership limit (or other limit established by our charter or our board of directors), our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT or as a “domestically controlled qualified investment entity”, will be null and void.

Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not be permitted to benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in the sole discretion of the trustee. However, if we have already taken irreversible corporate action, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our charter. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•

the price paid by the proposed transferee for the shares or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, which will generally be the last sales price reported on the NYSE, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.

The trustee must distribute any remaining funds held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•

the price per share in the transaction that resulted in the transfer to the trust or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the market price on the date we accept, or our designee accepts, such offer.

We may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

If our board of directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

We intend for the transfer agent and registrar for our common stock to be Computershare Trust Company, N.A.

MATERIAL PROVISIONS OF MARYLAND LAW

AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws as they will be in effect immediately following this offering is a summary and is qualified in its entirety by reference to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by the MGCL. See “Where You Can Find More Information.”

Election and Removal of Directors

Our charter and bylaws provide that the number of our directors may be established only by our board of directors but may not be more than 15 or fewer than the minimum number permitted by Maryland law, which is one. As provided in the stockholders’ agreement and our bylaws, for so long as the stockholders’ agreement remains in effect, any action by our board of directors to increase or decrease the size of our board of directors requires the consent of our Sponsor and our Sponsor must consent to any amendment to our bylaws to modify this consent requirement. For so long as the stockholders’ agreement remains in effect, our bylaws require that, in order for an individual to qualify to be nominated or to serve as a director of our company, the individual must have been nominated in accordance with the stockholders’ agreement, including the requirement that we must nominate a certain number of directors designated by our Sponsor from time to time described under “Certain Relationships and Related Person Transactions—Stockholders’ Agreement,” and our Sponsor must consent to any amendment to our bylaws to eliminate these director qualifications. There will be no cumulative voting in the election of directors, and a director will be elected by a plurality of the votes cast in the election of directors.

Our charter provides that, as soon as we become eligible to make the election discussed below under the caption “—Subtitle 8” (which we expect will be upon completion of this offering), any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum of the board of directors.

Our charter provides that a director may be removed with or without cause by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast generally in the election of directors, except that, for so long as the stockholders’ agreement remains in effect, the removal of a Sponsor Directors requires the consent of our Sponsor and our Sponsor must consent to any amendment to our charter to amend or modify this consent requirement.

Amendment to Charter and Bylaws

Except as described below, amendments to our charter generally must be advised by our board of directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter and our board of directors has the exclusive power to amend our bylaws. Certain amendments to the provisions of our charter and bylaws requiring our Sponsor’s consent to certain actions (including amendments to such provisions of our charter or bylaws), or otherwise modifying our Sponsor’s rights under the stockholders’ agreement and our charter and bylaws (such as our Sponsor’s right to call a special meeting of our stockholders and the requirement that, to be qualified to be nominated and to serve as a director, an individual must be nominated in accordance with the stockholders’ agreement), in either case, as described under “Material Provisions of Maryland Law and our Charter and Bylaws,” require the consent of our Sponsor.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, and, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding voting stock.

A person is not an interested stockholder under the MGCL if the corporation’s board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and the interested stockholder generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MGCL permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has adopted a resolution exempting any transactions between us and any other person. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations involving us. Our board of directors may amend or revoke this resolution at any time, provided that, so long as our pre-IPO owners and their affiliates together continue to beneficially own at least 5% of the total Outstanding Brixmor Interests, our Sponsor must consent to any amendment or revocation of this resolution or the provision of our bylaws requiring such consent. In the event that our board of directors amends or revokes this resolution, business combinations between us and an interested stockholder or an affiliate of an interested stockholder that are not exempted by our board of directors would be subject to the five-year prohibition and the super-majority vote requirements.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting any acquisition of our stock by any person the foregoing provisions on control shares. Our board of directors may amend our bylaws to amend or eliminate this provision at any time, provided that our bylaws require that, so long as our pre-IPO owners and their affiliates together continue to beneficially own at least 5% of the total Outstanding Brixmor Interests, our Sponsor must consent to any amendment to our bylaws to amend or eliminate this provision. In the event that our board of directors amends our bylaws to amend or eliminate this provision, acquisitions of our common stock may constitute a control share acquisition.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

•	a classified board;

•	a two-thirds vote of outstanding shares to remove a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•

a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

•

a provision that a special meeting of stockholders must be called upon stockholder request only on the written request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting.

Our charter provides that, when we become eligible to elect to be subject to Subtitle 8 (which we expect will be upon completion of this offering), vacancies on our board of directors may be filled only by the remaining directors. We have not elected to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our board of directors or increase the vote required to remove a director without stockholder approval. Moreover, our charter provides that, so long as our pre-IPO owners and their affiliates together continue to beneficially own at least 5% of the total Outstanding Brixmor Interests, we may not, without the consent of our Sponsor, elect to be subject to any of these additional provisions of Subtitle 8. We do not currently have a classified board and, subject to the right of our Sponsor to consent to the removal of any Sponsor Director, a director may be removed with or without cause by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) vest in our board of directors the exclusive power to fix the number of directors, subject to our Sponsor’s right to consent to any change in the number of directors, and (2) require the request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting to call a special meeting (unless the special meeting is called either by our board of directors, the chairman of our board of directors or our president, chief executive officer or secretary or at the request of our Sponsor as described below under the caption “—Special Meetings of Stockholders”).

Special Meetings of Stockholders

Our board of directors, the chairman of our board of directors or our president, chief executive officer or secretary may call a special meeting of our stockholders. Our bylaws provide that a special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws, or, for so long as our pre-IPO owners and their affiliates together continue to beneficially own at least 40% of the total Outstanding Brixmor Interests, our Sponsor, and, for so long as the stockholders’ agreement remains in effect, a special meeting to act on the removal of one or more Sponsor Directors must be called by our secretary upon written request by our Sponsor. For so long as the stockholders’ agreement remains in effect, our Sponsor’s consent is required for any amendment to this provision of our bylaws.

Stockholder Action by Written Consent

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, stockholder action may be taken by consent in lieu of a meeting only if it is given by all stockholders entitled to vote on the matter. Our charter permits stockholder action by consent in lieu of a meeting to the extent permitted by our bylaws. Our bylaws provide that, so long as our pre-IPO owners and their affiliates together continue to beneficially own at least 40% of the total Outstanding Brixmor Interests, stockholder action may be taken without a meeting if a consent, setting forth the action so taken, is given by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. For so long as our pre-IPO owners and their affiliates together continue to beneficially own at least 40% of the total Outstanding Brixmor Interests, our Sponsor’s consent is required for any amendment to these provisions of our charter and bylaws.

Competing Interests and Activities of Our Non-Employee Directors

Our charter will, to the maximum extent permitted from time to time by Maryland law, renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered to such person in his or her capacity as a director.

Our charter provides that, to the maximum extent permitted from time to time by Maryland law, none of our Sponsor or any of its affiliates, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from (1) engaging in similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates, and each of our non-employee directors (including those designated by our Sponsor) may (a) acquire, hold and dispose of shares of our stock, the BPG Subsidiary Shares or OP Units for his or her own account or for the account of others, and exercise all of the rights of a stockholder of us or BPG Subsidiary, or a limited partner of our Operating Partnership, to the same extent and in the same manner as if he or she were not our director, and (b) in his or her personal capacity, or in his or her capacity as a director, officer, trustee, stockholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage in business activities that are similar to ours or compete with us, that we could seize and develop or that include the acquisition, syndication, holding, management, development, operation or disposition of interests in mortgages, real property or persons engaged in the real estate business. In addition, our charter provides that, to the maximum extent permitted from time to time by Maryland law, in the event that our Sponsor or any non-employee director acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Our charter provides that, for so long as the stockholders’ agreement remains in effect, this provision of our charter may not be amended without the consent of our Sponsor.

Advance Notice of Director Nomination and New Business

Our bylaws provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by our board of directors or any duly authorized committee of our board of directors or (3) by any stockholder who was a stockholder of record at the time of provision of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than the close of business on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting.

Only the business specified in the notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) by or at the direction of our board of directors or any duly authorized committee of our board of directors or (2) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of provision of notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting and or later than the later of the close of business on the 90th day before the special meeting or the tenth day after public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

A stockholder’s notice must contain certain information specified by our bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us.

Effect of Certain Provisions of Maryland Law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or 9.8% in value of our outstanding stock without the approval of our board of directors. These provisions, as well as our Sponsor’s right to designate certain individuals whom we must nominate for election as directors, may delay, defer or prevent a change in control of us. Further, our board of directors has the power to increase the aggregate number of authorized shares and classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Stock—Common Stock” and “—Power to Reclassify and Issue Stock,” and could authorize the issuance of shares of common stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of common or preferred stock, without approval of holders of our common stock or our non-economic shares, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our charter and bylaws also provide that the number of directors may be established only by our board of directors (subject to our Sponsor’s right to consent to any change in the number of our directors for so long as the stockholders’ agreement remains in effect), which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such removal with their own nominees. The provisions of our bylaws discussed above under the captions “—Special Meetings of Stockholders” and “—Advance Notice of Director Nomination and New Business” require stockholders seeking to call a special meeting (other than our Sponsor), nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by us or by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine shall be the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provisions in our charter. For so long as the stockholders’ agreement remains in effect, our Sponsor’s consent is required for any amendment to this provision of our charter.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter were to provide otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as our director or officer; or

•

while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF BRIXMOR OPERATING PARTNERSHIP LP

The following summary of the terms of the agreement of limited partnership of our Operating Partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement of Limited Partnership of Brixmor Operating Partnership LP, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

All of our assets are held by, and all of our operations are conducted through, our Operating Partnership, either directly or through subsidiaries. The provisions of the partnership agreement described below will be in effect from and after the completion of this offering. Brixmor OP GP LLC, a wholly-owned subsidiary of BPG Subsidiary, will be the sole general partner of our Operating Partnership.

In the future some of our property acquisitions could be financed by issuing OP Units in exchange for property owned by third parties. Such third parties would then be entitled to share in cash distributions from, and in the profits and losses of, our Operating Partnership in proportion to their respective percentage interests in our Operating Partnership if and to the extent authorized by the general partner of our Operating Partnership. Holders of Outstanding OP Units will, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the partnership agreement), redeem their OP Units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, subject to our right to acquire the OP Units tendered for redemption in exchange for an equivalent number of shares of our common stock, subject to the restrictions on ownership and transfer of our stock set forth in our charter. Notwithstanding the foregoing, our Sponsor and Centerbridge are generally permitted to redeem their OP Units at any time. The OP Units will not be listed on any securities exchange or quoted on any inter-dealer quotation system.

Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our Operating Partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and certain assignees of OP Units or other operating partnership interests;

•	transfer restrictions on OP Units and restrictions on admission of partners;

•	a requirement that Brixmor OP GP LLC may not be removed as the general partner of our Operating Partnership without its consent;

•

the ability of the general partner in some cases to amend the partnership agreement and to cause our Operating Partnership to issue preferred partnership interests in our Operating Partnership with terms that it may determine, in either case, without the approval or consent of any limited partner; and

•

the right of any future limited partners to consent to transfers of units of other Operating Partnership interests except under specified circumstances, including in connection with mergers, consolidations and other business combinations involving us.

Purpose, Business and Management

Our Operating Partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Delaware Revised Uniform Limited Partnership Act. Our Operating Partnership may enter into any partnership, joint venture, business or statutory trust arrangement, limited liability company or other similar arrangement and may own interests in any other entity engaged in any business permitted by or under the Delaware Revised Uniform Limited Partnership Act. However, our Operating Partnership may not, without the general partner’s specific consent, which it may give or withhold in its sole and absolute discretion, take, or refrain from taking, any action that, in its judgment, in its sole and absolute discretion:

•	could adversely affect our ability to continue to qualify as a REIT;

•	could subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code; or

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us, our securities or our Operating Partnership.

The general partner is accountable to a limited partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. If there is a conflict between our interests or the interests of our stockholders on one hand and any current or future limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or any limited partners; provided, however, that for so long as we own a controlling interest in our Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or any limited partners may be resolved in favor of our stockholders. The partnership agreement will also provide that the general partner will not be liable to our Operating Partnership, its partners or any other person bound by the partnership agreement for monetary damages for losses sustained, liabilities incurred or benefits not derived by our Operating Partnership or any limited partner, except for liability for the general partner’s intentional harm or gross negligence. Moreover, the partnership agreement will provide that our Operating Partnership is required to indemnify the general partner and its members, managers, managing members, officers, employees, agents and designees from and against any and all claims that relate to the operations of our Operating Partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Except as otherwise expressly provided in the partnership agreement and subject to the rights of future holders of any class or series of partnership interest, all management powers over the business and affairs of our Operating Partnership are exclusively vested in Brixmor OP GP LLC, in its capacity as the sole general partner of our Operating Partnership. No limited partner, in its capacity as a limited partner, will have any right to participate in or exercise management power over our Operating Partnership’s business, transact any business in our Operating Partnership’s name or sign documents for or otherwise bind our Operating Partnership. Brixmor OP GP LLC may not be removed as the general partner of our Operating Partnership, with or without cause, without its consent, which it may give or withhold in its sole and absolute discretion. In addition to the powers granted to the general partner under applicable law or any provision of the partnership agreement, but subject to certain other provisions of the partnership agreement and the rights of future holders of any class or series of partnership interest, Brixmor OP GP LLC, in its capacity as the general partner of our Operating Partnership, has the full and exclusive power and authority to do all things that it deems necessary or desirable to conduct the business and affairs of our Operating Partnership, to exercise or direct the exercise of all of the powers of our operating partnership and to effectuate the purposes of our Operating Partnership without the approval or consent of any limited partner. The general partner may authorize our Operating Partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as it determines to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. With limited exceptions, the general partner may execute, deliver and perform agreements and transactions on behalf of our Operating Partnership without the approval or consent of any limited partner.

Additional Limited Partners

The general partner of our Operating Partnership may cause our Operating Partnership to issue additional OP Units or other partnership interests and to admit additional limited partners to our Operating Partnership from time to time, on such terms and conditions and for such capital contributions as it may establish in its sole and absolute discretion, without the approval or consent of any limited partner, including:

•	upon the conversion, redemption or exchange of any debt, OP Units or other partnership interests or securities issued by our Operating Partnership;

•	for less than fair market value; or

•	in connection with any merger of any other entity into our Operating Partnership.

The net capital contribution need not be equal for all limited partners. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any tenant of Brixmor Property Group Inc., BPG Subsidiary or our Operating Partnership. No person may be admitted as an additional limited partner without our consent, which we may give or withhold in our sole and absolute discretion, and no approval or consent of any limited partner will be required in connection with the admission of any additional limited partner.

Our Operating Partnership may issue additional partnership interests in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over the units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest;

•	the right of each such class or series of partnership interest to share, on a junior, senior or pari passu basis, in distributions;

•	the rights of each such class or series of partnership interest upon dissolution and liquidation of our Operating Partnership;

•	the voting rights, if any, of each such class or series of partnership interest; and

•	the conversion, redemption or exchange rights applicable to each such class or series of partnership interest.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Upon completion of this offering we will have a total of              shares of our common stock outstanding. All of the              shares sold in this offering, or              shares assuming the underwriters exercise in full their option to purchase additional shares, will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. The remaining shares of our common stock outstanding will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. However, as a result of the registration rights agreement, these remaining shares may be eligible for future sale subject to the lock-up arrangements described below.

In addition, upon completion of this offering, there are              Outstanding BPG Subsidiary Shares and Outstanding OP Units, each of which are exchangeable for newly-issued shares of our common stock on a one-for-one basis, subject to the ownership limits set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” Any shares that we issue upon any such exchange would be “restricted securities” as defined in Rule 144 if not registered. However, we will enter into a registration rights agreement with our pre-IPO owners that will require us to register under the Securities Act these shares. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2013 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              shares.

Our charter provides that we may issue up to 3,000,000,000 shares of common stock and 300,000,000 shares of preferred stock. Moreover, under Maryland law and our charter our board of directors has the power to amend our charter to increase the aggregate number of our shares of stock that we are authorized to issue without approval of our common stockholders or the holders of our non-economic shares. See “Description of Stock.” Similarly, the agreement of limited partnership of our Operating Partnership authorizes us to issue an unlimited number of additional OP Units of our Operating Partnership, which may be exchangeable for shares of our common stock.

Registration Rights

In connection with this offering, we intend to enter into a registration rights agreement that will provide the Sponsor an unlimited number of “demand” registrations and customary “piggyback” registration rights. Under the registration rights agreement, we will also agree to register the delivery to the exchanging party of shares of our common stock upon exchange or redemption of Outstanding BPG Subsidiary Shares and Outstanding OP Units or, if such registration is not permitted, the resale of such shares of common stock by such exchanging party. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-up Agreements

We and our directors and executive officers and each of our pre-IPO owners have agreed with the underwriters, subject to specified exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of the Securities Act or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly training volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material United States federal income tax considerations relating to the ownership of our common stock as of the date hereof by United States holders and non-United States holders, each as defined below. Except where noted, this summary deals only with common stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, tax-exempt entities (except as described in “—Taxation of Tax-Exempt Holders of Our Common Stock” below), insurance companies, persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in pass-through entities or United States holders of common stock whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents.

The United States federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of United States federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your own tax advisors concerning the United States federal income tax consequences in light of your particular situation as well as consequences arising under the laws of any other taxing jurisdiction.

Our Taxation as a REIT

We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2011. We believe that we have been organized and have operated and will continue to operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Internal Revenue Code. Substantially all of our assets consist of the common stock of BPG Subsidiary, an entity that has elected to be taxed as a REIT commencing with its taxable year ended December 31, 2007. As described further below, our ability to qualify for taxation as a REIT depends on BPG Subsidiary qualifying for taxation as a REIT by satisfying the requirements under the applicable provisions of the Code.

In connection with this offering, Simpson Thacher & Bartlett LLP is expected to render an opinion that, commencing with our initial taxable year ended December 31, 2011, we have been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and our actual and proposed method of operation has enabled and will enable us to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. Investors should be aware that the opinion of Simpson Thacher & Bartlett LLP will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets, income, organizational documents, stockholder ownership, and the present and future conduct of our business and will not be binding upon the IRS or any court. We have not received, and do not intend to seek, any rulings from the IRS regarding our status as a REIT or our satisfaction of the REIT requirements. The IRS may challenge our status a REIT, and a court could sustain any such challenge. In addition, the opinion of Simpson Thacher & Bartlett LLP will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the United States federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of the ownership of our shares, and the percentage of our taxable income that we distribute. Simpson Thacher & Bartlett LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

The sections of the Internal Revenue Code and the corresponding regulations that govern the United States federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative interpretations thereof.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under “—Requirements for Qualification as a REIT.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to United States federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

If we qualify as a REIT, we will nonetheless be subject to United States federal tax in the following circumstances:

•

We will pay United States federal income tax on our taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time after, the calendar year in which the income is earned.

•	Under some circumstances, we may be subject to the “alternative minimum tax” due to our undistributed items of tax preference and alternative minimum tax adjustments.

•

If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to United States corporate income tax at the highest applicable rate (currently 35%).

•

If due to reasonable cause and not willful neglect we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied in either case by a fraction intended to reflect our profitability.

•

If we fail to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “—Asset Tests”) as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests multiplied by the highest corporate tax rate (currently 35%).

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification as a REIT.”

•	If we fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income for such calendar year;

•	95% of our capital gain net income for such calendar year; and

•	any undistributed taxable income from prior taxable years,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a United States stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, and would receive a credit or a refund for its proportionate share of the tax we paid.

•

We will be subject to a 100% excise tax on amounts received by us from a taxable REIT subsidiary (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between us and a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

•

If we acquire any assets from a non-REIT C corporation in a carry-over basis transaction, we could be liable for specified tax liabilities inherited from that non-REIT C corporation with respect to that corporation’s “built-in gain” in its assets. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. Applicable Treasury regulations, however, allow us to avoid the recognition of gain and the imposition of corporate level tax with respect to a built-in gain asset acquired in a carry-over basis transaction from a non-REIT C corporation unless and until we dispose of that built-in gain asset during the 10-year period (or for assets disposed of in 2013, during the 5 year period) following its acquisition, at which time we would recognize, and would be subject to tax at the highest regular corporate rate on, the built-in gain.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for United States federal income tax purposes. Moreover, as further described below, any domestic taxable REIT subsidiary in which we own an interest will be subject to United States federal corporate income tax on its net income.

Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) after applying certain attribution rules;

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year, which has not been terminated or revoked; and

(8)	that meets other tests, described below, regarding the nature of its income and assets.

Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year but neither conditions (5) nor (6) apply to the first taxable year for which an election to become a REIT is made. We believe that we have maintained and will maintain sufficient diversity of ownership to allow us to continue to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the transfer of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. The provisions of our charter restricting the ownership and transfer of our stock are described in Description of Stock—Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws.” These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of our stock (as discussed below), and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by United States Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the record keeping requirements of the Internal Revenue Code and regulations promulgated thereunder.

Ownership of partnership interests. In the case of a REIT that is a partner in an entity that is treated as a partnership for United States federal income tax purposes, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below (see “—Asset Tests”), the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Internal Revenue Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest is treated as assets and items of income of our company for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control or only limited influence over the partnership.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for United States federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the stock of which is owned directly or indirectly by the REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for United States federal income tax purposes, are also generally disregarded as separate entities for United States federal income tax purposes, including for purposes of the REIT income and asset tests. All assets, liabilities and items of income, deduction and credit of qualified REIT subsidiaries and disregarded subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours is not subject to United States federal corporate income taxation, although it may be subject to state and local taxation in some states.

In the event that a qualified REIT subsidiary or a disregarded subsidiary ceases to be wholly-owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us), the subsidiary’s separate existence would no longer be disregarded for United States federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries. A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary is not ignored for United States federal income tax purposes. Accordingly, a taxable REIT subsidiary generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary, unless we and such corporation elect to treat such corporation as a taxable REIT subsidiary. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries.

Income earned by a taxable REIT subsidiary is not attributable to the REIT. Rather, the stock issued by a taxable REIT subsidiary to us is an asset in our hands, and we treat dividends paid to us from such taxable REIT subsidiary, if any, as income. This income can affect our income and asset tests calculations, as described below. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a taxable REIT subsidiary without affecting our status as a REIT. For example, we may use taxable REIT subsidiaries to perform services or conduct activities that give rise to certain categories of income such as management fees, or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

Several provisions of the Internal Revenue Code regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of United States federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to affiliated REITs. In addition, we would be obligated to pay a 100% penalty tax on some payments that we receive from, or on certain expenses deducted by, a taxable REIT subsidiary if the IRS were to assert successfully that the economic arrangements between us and a taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Income Tests

To qualify as a REIT, we must satisfy two gross income requirements, each of which is applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, for each taxable year generally must be derived directly or indirectly from:

•	Rents from real property;

•	Interest on debt secured by mortgages on real property or on interests in real property;

•	Dividends or other distributions on, and gain from the sale of, stock in other REITs;

•	Gain from the sale of real property or mortgage loans;

•	Abatements and refunds of taxes on real property;

•	Income and gain derived from foreclosure property (as described below);

•

Amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

•

Interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (i) dividends, (ii) interest and (iii) gain from the sale or disposition of stock or securities, which need not have any relation to real property.

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, and we attach a schedule of the sources of our income to our United States federal income tax return. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally recognize exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See “—Our Taxation as a REIT.”

Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from hedging transactions that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of both gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. We will monitor the amount of our non-qualifying income and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to us.

Dividends. We may directly or indirectly receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of earnings and profits of the distributing corporation. Our dividend income from stock in any corporation (other than any REIT) and from any taxable REIT subsidiary will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. The dividends that we receive from BPG Subsidiary and any other REITS in which we own stock and our gain on the sale of the stock in those REITs will be qualifying income for purposes of both gross income tests. However, if a REIT in which we own stock fails to qualify as a REIT in any year, our income from such REIT would be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person, however, it generally includes the following: (i) an amount that is received or accrued based on a fixed percentage or percentages of receipts or sales, and (ii) an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

Hedging Transactions. We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods specified in Treasury Regulations, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods, will be excluded from gross income for purposes of both the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the asset tests described below. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging will not adversely affect our ability to satisfy the REIT qualification requirements.

We may conduct some or all of our hedging activities through a taxable REIT subsidiary or other corporate entity, the income of which may be subject to United States federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.

Fee Income. Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a taxable REIT subsidiary will not be included for purposes of the gross income tests.

Rents from Real Property. Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions described below are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants, the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled taxable REIT subsidiary” (i.e., a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, or modified, if such modification increases the rents due under such lease. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both usually or “customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. We may, however, render services to our tenants through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. We may also own a taxable REIT subsidiary which provides non-customary services to tenants without tainting our rental income from the related properties.

Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the greater of (i) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (ii) 150% of our direct cost in furnishing or rendering the services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

We intend to cause any services that are not “usually or customarily rendered,” or that are for the benefit of a particular tenant in connection with the rental of real property, to be provided through a taxable REIT subsidiary or through an “independent contractor” who is adequately compensated and from which we do not derive revenue. However, no assurance can be given that the IRS will concur with our determination as to whether a particular service is usual or customary, or otherwise in this regard.

Prohibited Transactions Tax. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds as primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset as primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. We cannot assure you that we will comply with certain safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of such corporation at regular corporate income tax rates. We intend to structure our activities to avoid prohibited transaction characterization.

Foreclosure Property. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

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That is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	For which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	For which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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On which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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On which any construction takes place on the property, other than completion of a building or any other improvement, if more than 10% of the construction was completed before default became imminent; or

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Which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, including gain from the disposition of the foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy the following tests relating to the nature of our assets.

•	At least 75% of the value of our total assets must be represented by the following:

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs;

•	cash and cash items;

•	government securities; and

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investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

•	Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class.

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Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

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Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of any one issuer’s outstanding voting securities.

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Except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception discussed below.

•	Not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Securities, for the purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor. Debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors. In the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Internal Revenue Code, hold any securities of the corporate or partnership issuer that (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership).

In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership (other than straight debt or any other excluded security) is not taken into account to the extent, if any, of the REIT’s proportionate interest as a partner in that partnership.

We believe the stock that we hold in BPG Subsidiary and any stock that we acquire in other REITs will be a qualifying asset for purposes of the 75% asset test. However, if a REIT in which we own stock fails to qualify as a REIT in any year, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, we would be subject to the second, third, fourth, and fifth assets tests described above with respect to our investment in such a disqualified REIT. We will also be subject to those assets tests with respect to our investments in any non-REIT C corporations for which we do not make a taxable REIT subsidiary election. If BPG Subsidiary fails to qualify as a REIT and were instead treated as a non-REIT C corporation, we would not be able to satisfy the above asset tests and would also fail to qualify as a REIT.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for United States federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if we (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements for a particular tax quarter to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements Applicable to REITs

To qualify as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:

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the sum of (i) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (ii) 90% of our net income after tax, if any, from foreclosure property; minus

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the excess of the sum of specified items of non-cash income (including original issue discount on our mortgage loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or we distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro-rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

If we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years) and (y) the amounts of income retained on which we have paid corporate income tax.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the distribution requirements and we expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of items of income and deduction of expenses by us for United States federal income tax purposes. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets or for other reasons. In the event that such timing differences occur, and in other circumstances, it may be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of other property (including, for example, shares of our own stock).

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may not have sufficient cash to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common stock or preferred stock.

If our taxable income for a particular year is subsequently determined to have been understated, under some circumstances we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Internal Revenue Code. Such like-kind exchanges are intended to result in the deferral of gain for United States federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

From time to time, a taxable REIT subsidiary of ours may provide services to our tenants. We intend to set any fees paid to our taxable REIT subsidiary for such services at arm’s length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Record Keeping Requirements

We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding common stock.

Failure to Qualify

If we fail to satisfy one or more requirements of REIT qualification, other than the income tests or asset requirements, then we may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each failure.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. This would significantly reduce both our cash available for distribution to our stockholders and our earnings. If we fail to qualify as a REIT, we will not be required to make any distributions to stockholders and any distributions that are made will not be deductible by us. Moreover, all distributions to stockholders would be taxable as dividends to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains of ours. Subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for reduced income tax rates on such dividends. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Tax Aspects of BPG Subsidiary’s Operating Partnership and any Subsidiary Partnerships

General. All of the investments of BPG Subsidiary will be held through its Operating Partnership. In addition, the operating partnership may hold certain investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships or disregarded entities for United States federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for United States federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. A partner in such entities that is a REIT will include in its income its share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of its REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, it will include its pro rata share of assets held by its operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on its capital interest in each such entity.

Entity Classification. BPG Subsidiary’s interests in its operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations for United States federal income tax purposes. For example, an entity that would otherwise be classified as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. If BPG Subsidiary’s operating partnership or a subsidiary partnership or limited liability company were treated as an association rather than as a partnership, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of BPG Subsidiary’s assets and items of gross income would change and could prevent it from satisfying the REIT asset tests and possibly the REIT income tests. See “—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of BPG Subsidiary’s operating partnership, a subsidiary partnership or limited liability company might be treated as a taxable event. If so, BPG Subsidiary, and in turn we, might incur a tax liability without any related cash distributions. We do not anticipate that the operating partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership which is taxable as a corporation.

Allocations of Income, Gain, Loss and Deduction. A partnership agreement (or, in the case of a limited liability company treated as a partnership for United States federal income tax purposes, the limited liability company agreement) will generally determine the allocation of partnership income and loss among partners. Generally, Section 704(b) of the Code and the Treasury regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. BPG Subsidiary’s operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder.

Tax Allocations with Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for United States federal income tax purposes) in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for United States federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Appreciated property will be contributed to BPG Subsidiary’s operating partnership in exchange for interests in the operating partnership in connection with the IPO Property Transfers. The partnership agreement requires that allocations be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. BPG Subsidiary and its operating partnership have agreed to use the “traditional method” for accounting for book-tax differences for the properties initially contributed to the operating partnership.

Under the traditional method, the carryover basis of contributed interests in the properties in the hands of the operating partnership (i) will or could cause BPG Subsidiary to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to it if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) could cause BPG Subsidiary to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to it as a result of such sale, with a corresponding benefit to the other partners in the operating partnership. An allocation described in (ii) above might cause BPG Subsidiary or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect BPG Subsidiary’s ability to comply with the REIT distribution requirements. See “—Taxation of REITs in General—Requirements for Qualification as a Real Estate Investment Trust” and “—Annual Distribution Requirements Applicable to REITs.” With respect to properties contributed to the operating partnership subsequent to the contribution of the initial properties, it is expected that any book-tax differences shall be accounted for using any method approved under Section 704(c) of the Code and the applicable Treasury Regulations as chosen by the general partner under the partnership agreement. Any property acquired by the operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Taxation of United States Holders of Our Common Stock

United States Holder. As used in the remainder of this discussion, the term “United States holder” means a beneficial owner of our common stock that is for United States federal income tax purposes:

•	A citizen or resident of the United States;

•	A corporation (or an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	An estate the income of which is subject to United States federal income taxation regardless of its source; or

•

A trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your advisors. A “non-United States holder” is a beneficial owner of our common stock that is neither a United States holder nor a partnership (or an entity treated as a partnership for United States federal income tax purposes).

Distributions Generally. As long as we qualify as a REIT, distributions made by us to our taxable United States holders out of current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taken into account by them as ordinary income taxable at ordinary income tax rates and will not qualify for the reduced capital gains rates that currently generally apply to distributions by non-REIT C corporations to certain non-corporate United States holders. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a United States holder to the extent that the distributions do not exceed the adjusted basis of the holder’s stock. Rather, such distributions will reduce the adjusted basis of the stock. To the extent that distributions exceed the adjusted basis of a United States holder’s stock, the United States holder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, United States holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends” to the extent that such distributions do not exceed our actual net capital gain for the taxable year. Capital gain dividends are taxed to United States holders of our stock as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to United States holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

Instead of paying capital gain dividends, we may elect to require stockholders to include our undistributed net capital gains in their income. If we make such an election, United States holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund to the extent that the tax paid by us exceeds the United States holder’s tax liability on the undistributed capital gain. A United States holder of our stock will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A United States holder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.

We must classify portions of our designated capital gain dividend into the following categories:

•	A 20% gain distribution, which would be taxable to non-corporate United States holders of our stock at a rate of up to 20%; or

•	An unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate United States holders of our stock at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 20% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The IRS currently requires that distributions made to different classes of stock be comprised proportionately of dividends of a particular type.

Passive Activity Loss and Investment Interest Limitation. Distributions that we make and gains arising from the disposition of our common stock by a United States holder will not be treated as passive activity income, and therefore United States holders will not be able to apply any “passive activity losses” against such income. Dividends paid by us, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment income limitation on the deduction of the investment interest.

Qualified Dividend Income. Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to an individual, trust or estate, are properly designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations such as taxable REIT subsidiaries, our “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in gain asset from the immediately preceding year (reduced by any federal income taxes that we paid with respect to such REIT taxable income and built-in gain).

Dividends that we receive will be treated as qualified dividend income to us if certain criteria are met. The dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation and the dividends we receive from such an entity would not constitute qualified dividend income.

Furthermore, certain exceptions and special rules apply to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the stock on which the dividend is paid, and special rules with regard to dividends received from regulated investment companies and other REITs.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend.

Other Tax Considerations. To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Sales of Our Common Stock. Upon any taxable sale or other disposition of our common stock, a United States holder of our common stock will recognize gain or loss for federal income tax purposes on the disposition of our common stock in an amount equal to the difference between:

•	The amount of cash and the fair market value of any property received on such disposition; and

•	The United States holder’s adjusted basis in such common stock for tax purposes.

Gain or loss will be capital gain or loss if the common stock has been held by the United States holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket.

In general, any loss upon a sale or exchange of our common stock by a United States holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such United States holder that are required to be treated by such United States holder as long-term capital gains.

Medicare Tax. Certain United States holders, including individuals and estates and trusts, are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which includes net gain from a sale or exchange of common stock and income from dividends paid on common stock. United States holders are urged to consult their own tax advisors regarding the Medicare tax.

Taxation of Non-United States Holders of Our Common Stock

The rules governing United States federal income taxation of non-United States holders are complex. This section is only a summary of such rules. We urge non-United States holders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of the common stock, including any reporting requirements.

Distributions. Distributions by us to a non-United States holder of our common stock that are neither attributable to gain from sales or exchanges by us of “United States real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to United States federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-United States holder of a United States trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent the income allocated to the non-United States stockholder is excess inclusion income. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as United States holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-United States holder that is engaged in a United States trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. We expect to withhold United States income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-United States holder unless:

•	A lower treaty rate applies and the non-United States holder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate is filed with us; or

•	The non-United States holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-United States holder’s trade or business.

Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-United States holder in its common stock will reduce the non-United States holder’s adjusted basis in its common stock and will not be subject to United States federal income tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-United States holder in its common stock will be treated as gain from the sale of its stock, the tax treatment of which is described below. See “—Taxation of Non-United States Holders of Our Common Stock—Sales of Our Common Stock.” Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend.

We would be required to withhold at least 10% of any distribution to a non-United States holder in excess of our current and accumulated earnings and profits if our common stock constitutes a United States real property interest with respect to such non-United States holder, as described below under “—Taxation of Non-United States Holders of Our Common Stock—Sales of Our Common Stock.” This withholding would apply even if a lower treaty rate applies or the non-United States holder is not liable for tax on the receipt of that distribution. However, a non-United States holder may seek a refund of these amounts from the IRS if the non-United States holder’s United States tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-United States holder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to United States federal income taxation unless:

•

The investment in the common stock is effectively connected with the non-United States holder’s trade or business, in which case the non-United States holder will be subject to the same treatment as United States holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•

The non-United States holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) distributions to a non-United States holder that are attributable to gain from sales or exchanges by us of United States real property interests, whether or not designated as a capital gain dividend, will cause the non-United States holder to be treated as recognizing gain that is income effectively connected with a United States trade or business. Non-United States holders will be taxed on this gain at the same rates applicable to United States holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-United States holder that is a corporation. A distribution is not attributable to a United States real property interest if we held an interest in the underlying asset solely as a creditor.

We will be required to withhold and remit to the IRS 35% of any distributions to non-United States holders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of United States real property interests. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-United States holders may exceed the actual tax liability, is creditable against the non-United States holder’s United States federal income tax liability.

However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our stock which is regularly traded on an established securities market located in the United States if the non-United States stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of such dividend. Instead, any capital gain dividend will be treated as a distribution subject to the rules discussed above under “—Taxation of Non-United States Stockholders of Our Common Stock—Distributions.” Also, the branch profits tax will not apply to such a distribution. We anticipate that our common stock will be “regularly traded” on an established securities exchange.

Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the stock held by United States holders generally should be treated with respect to non-United States holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-United States holders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by us were to exceed their actual United States federal income tax liability. If we were to designate a portion of our net capital gain as undistributed capital gain, a non-United States stockholder is urged to consult its tax advisor regarding the taxation of such undistributed capital gain.

Sales of Our Common Stock. Gain recognized by a non-United States holder upon the sale or exchange of our stock generally would not be subject to United States taxation unless:

•

The investment in our common stock is effectively connected with the non-United States holder’s United States trade or business, in which case the non-United States holder will be subject to the same treatment as domestic holders with respect to any gain;

•

The non-United States holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	Our common stock constitutes a United States real property interest within the meaning of FIRPTA, as described below.

Our common stock will constitute a United States real property interest unless we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-United States holders.

As described above, our charter contains restrictions designed to protect our status as a domestically-controlled REIT, and we believe that we will be and will remain a domestically-controlled REIT, and that a sale of our common stock should not be subject to taxation under FIRPTA. However, because our stock is publicly traded, no assurance can be given that we are or will be a domestically-controlled REIT. Even if we were not a domestically-controlled REIT, a sale of common stock by a non-United States holder would nevertheless not be subject to taxation under FIRPTA as a sale of a United States real property interest if:

•	Our common stock were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and

•

The non-United States holder did not actually, or constructively under specified attribution rules under the Internal Revenue Code, own more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

We anticipate that our common stock will be regularly traded on an established securities market. If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-United States holder would be subject to regular United States income tax with respect to any gain in the same manner as a taxable United States holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such case, under FIRPTA the purchaser of common stock may be required to withhold 10% of the purchase price and remit this amount to the IRS. In addition, distributions that are treated as gain from the disposition of common stock and are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a corporate non-United States holder that is not entitled to a treaty exemption.

U.S. Federal Income Tax Returns

If a non-United States holder is subject to taxation under FIRPTA on proceeds from the sale of our common stock or on capital gain distributions, the non-United States holder will be required to file a United States federal income tax return. Prospective non-United States holders are urged to consult their tax advisors to determine the impact of United States federal, state, local and foreign income tax laws on their ownership of our common stock, including any reporting requirements.

Taxation of Tax-Exempt Holders of Our Common Stock

Provided that a tax-exempt holder has not held its common stock as “debt-financed property” within the meaning of the Internal Revenue Code and our shares of stock are not being used in an unrelated trade or business, the dividend income from us generally will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt holder. Similarly, income from the sale of our common stock will not constitute UBTI unless the tax-exempt holder has held its common stock as debt-financed property within the meaning of the Internal Revenue Code or has used the common stock in a trade or business.

Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a “pension-held REIT” if it meets the following two tests:

•

It would not have qualified as a REIT but for Section 856(h)(3) of the Internal Revenue Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

•

Either (i) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (ii) a group of pension trusts each individually holding more than 10% of the value of the REIT’s stock, collectively owns more than 50% of the value of the REIT’s stock.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension-held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts).

Backup Withholding Tax and Information Reporting

United States Holders of Common Stock. In general, information-reporting requirements will apply to payments of dividends and interest on and payments of the proceeds of the sale of our common stock held by United States holders, unless an exception applies. The payor is required to withhold tax on such payments if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. In addition, a payor of the dividends or interest on our common stock is required to withhold tax if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code. A United States holder that does not provide us with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any United States holders who fail to certify their United States status to us. Some United States holders of our common stock, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s United States federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS. The payor will be required to furnish annually to the IRS and to holders of our common stock information relating to the amount of dividends and interest paid on our common stock, and that information reporting may also apply to payments of proceeds from the sale of our common stock. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Non-United States Holders of Our Common Stock. Generally, information reporting will apply to payments of interest and dividends on our common stock, and backup withholding described above for a United States holder will apply, unless the payee certifies that it is not a United States person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding as described above for United States holders unless the non-United States holder satisfies the requirements necessary to be an exempt non-United States holder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-United States holder of our common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a United States trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are United States persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a United States office of a United States or foreign broker.

Applicable Treasury regulations provide presumptions regarding the status of a holder of our common stock when payments to such holder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Legislative or Other Actions Affecting REITs

The present United States. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the United States federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

Tax Shelter Reporting

If a stockholder recognizes a loss with respect to stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Additional Withholding Requirements

Under certain provisions of the Hiring Incentives to Restore Employment Act, which was enacted in March 2010, and administrative guidance thereto, the relevant withholding agent may be required to withhold 30% of any dividends paid after June 30, 2014 and the proceeds of a sale or other disposition of our common stock occurring after December 31, 2016 paid to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its United States accountholders and meets certain other specified requirements, or otherwise complies with Foreign Account Tax Compliance Act of 2009 or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Non-United States holders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares at the public offering price less the underwriting discount. To the extent the option to purchase additional shares is exercised, each underwriter must purchase from us a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option to purchase additional shares will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, and each of our pre-IPO owners have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, subject to specified exceptions, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The representatives of the underwriters, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, our book value at the latest balance sheet date and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to list our shares of common stock on the NYSE under the symbol “BRX.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We will pay all of our expenses in connection with this offering, which we estimate to be $        .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us and for affiliates of our Sponsor from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us and for affiliates of our Sponsor in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters, including Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities LLC, are lenders, and in some cases agents or managers for the lenders, under our Unsecured Credit Facility, which we intend to repay in part with the net proceeds of this offering.

Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a relevant member state who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that relevant member state implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale. We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

This prospectus has been prepared on the basis that any offer of shares in any relevant member state will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that relevant member state of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Venable LLP, Baltimore, Maryland has issued an opinion to us regarding certain matters of Maryland law, including the validity of the common stock offered hereby. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P. Skadden, Arps, Slate, Meagher & Flom LLP has in the past performed, and may in the future perform, legal services for us and our affiliates.

EXPERTS

The consolidated financial statements and related financial statement schedules of Brixmor Property Group Inc. and Subsidiaries as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Unless otherwise indicated, we have obtained the information under “Summary—Industry Overview” and “Industry Overview” from the market study prepared for us by RCG, a nationally recognized real estate consulting firm, and such information is included in this prospectus in reliance on RCG’s authority as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Page

Financial Statements as of December 31, 2012 and 2011, for the year ended December 31, 2012 (successor), the period from June 28, 2011 through December 31, 2011 (successor), the period from January 1, 2011 through June 27, 2011 (predecessor) and the year ended December 31, 2010 (predecessor)

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Statements of Operations	F-4
Statements of Comprehensive (Loss) Income	F-5
Statements of Changes in Equity	F-6
Statements of Cash Flows	F-8
Notes to Combined Consolidated Financial Statements	F-10
Schedule II Valuation and Qualifying Accounts	F-33
Schedule III Real Estate and Accumulated Depreciation	F-34

Condensed Consolidated Financial Statements (unaudited) for the three months ended March 31, 2013
Condensed Consolidated Balance Sheets	F-45
Condensed Consolidated Statements of Operations	F-46
Condensed Consolidated Statements of Comprehensive Income (Loss)	F-47
Condensed Consolidated Statements of Changes in Equity	F-48
Condensed Consolidated Statements of Cash Flows	F-49
Notes to the Condensed Consolidated Financial Statements	F-50

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Brixmor Property Group Inc. and Subsidiaries:

We have audited the accompanying combined consolidated balance sheets of Brixmor Property Group Inc. and Subsidiaries (the “Company”), as of December 31, 2012 and 2011, and the related combined consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2012 (successor), and the periods from June 28, 2011 through December 31, 2011 (successor), January 1, 2011 through June 27, 2011 (predecessor), and the year ended December 31, 2010 (predecessor). Our audits also included the financial statement schedules listed in the accompanying index to financial statements. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of Brixmor Property Group Inc. and Subsidiaries at December 31, 2012 and 2011, and the combined consolidated results of their operations and their cash flows for the year ended December 31, 2012 (successor) and the periods from June 28, 2011 through December 31,2011 (successor), January 1, 2011 through June 27, 2011 (predecessor), and the year ended December 31, 2010 (predecessor), in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

Date: July 18, 2013

Brixmor Property Group Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share information)

	Successor
	December 31,
	2012	2011
Assets
Real estate
Land	$1,915,667	$1,943,168
Buildings and improvements	7,978,759	7,849,285

	9,894,426	9,792,453
Accumulated depreciation and amortization	(796,296)	(295,550)

Real estate, net	9,098,130	9,496,903

Investments in and advances to unconsolidated real estate joint ventures	16,038	15,808
Cash and cash equivalents	103,098	157,606
Restricted cash	90,160	98,282
Marketable securities	24,883	23,027
Receivables, net	156,944	145,467
Deferred charges and prepaid expenses, net	95,118	79,358
Other assets	19,358	15,815

Total assets	$9,603,729	$10,032,266

Liabilities
Debt obligations, net	$6,499,356	$6,694,549
Financing liabilities, net	174,440	167,574
Accounts payable, accrued expenses and other liabilities	632,112	691,154

Total liabilities	7,305,908	7,553,277

Redeemable non-controlling interests	21,467	21,559

Commitments and contingencies	—	—

Equity
Preferred stock, $0.01 par value, authorized 1,000 shares, issued and outstanding 125 shares	—	—
Common stock, $0.01 par value, authorized 200,000 shares, issued and outstanding 75,649 shares	1	1
Additional paid in capital	1,748,092	1,743,235
Accumulated other comprehensive (loss) income	(39)	44
Distributions in excess of accumulated (loss) income	(26,559)	115,214

Total stockholders’ equity	1,721,495	1,858,494
Non-controlling interests	554,859	598,936

Total equity	2,276,354	2,457,430

Total liabilities and equity	$9,603,729	$10,032,266

The accompanying notes are an integral part of these combined consolidated financial statements.

Brixmor Property Group Inc. and Subsidiaries

Statements of Operations

(in thousands)

	Successor (Consolidated)		Predecessor (Combined Consolidated)
	Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Revenues
Rental income	$882,848	$445,211	$428,371	$875,244
Expense reimbursements	235,386	116,746	119,416	238,300
Other revenues	11,458	5,713	8,054	16,325

Total revenues	1,129,692	567,670	555,841	1,129,869

Operating expenses
Operating costs	126,403	63,152	68,471	128,888
Real estate taxes	163,742	81,361	80,292	166,183
Depreciation and amortization	506,634	295,373	175,118	393,509
Impairment of real estate assets	—	—	—	256,243
Provision for doubtful accounts	11,902	8,904	11,148	16,260
Acquisition related costs	541	41,362	5,647	4,821
General and administrative	88,870	50,437	57,443	94,649

Total operating expenses	898,092	540,589	398,119	1,060,553

Other income (expense)
Dividends and interest	1,138	641	814	2,203
Gain on bargain purchase	—	328,826	—	—
Interest expense	(387,078)	(205,243)	(192,140)	(374,855)
Gain (loss) on sale of real estate assets	501	—	—	(111)
Other	(507)	2,113	(4,694)	5,476

Total other (expense) income	(385,946)	126,337	(196,020)	(367,287)

(Loss) income before equity in earnings of unconsolidated real estate joint ventures	(154,346)	153,418	(38,298)	(297,971)
Income tax benefit	—	—	—	16,494
Equity in income (loss) of unconsolidated real estate joint ventures	687	(160)	(381)	(2,116)
Impairment of investment in unconsolidated real estate joint ventures	(314)	—	—	(1,734)

(Loss) income from continuing operations	(153,973)	153,258	(38,679)	(285,327)

Discontinued operations
Income (loss) from discontinued operating properties	1,490	(122)	196	1,805
Gain on disposition of operating properties	5,369	—	—	—
Impairment of real estate assets held for sale	(13,599)	—	(8,608)	(36,465)

Loss from discontinued operations	(6,740)	(122)	(8,412)	(34,660)

Net (loss) income	(160,713)	153,136	(47,091)	(319,987)

Non-controlling interests

Net income (loss) attributable to non-controlling interests	38,146	(37,785)	(752)	(1,400)

Net (loss) income attributable to Brixmor Property Group Inc.	(122,567)	115,351	(47,843)	(321,387)
Preferred stock dividends	(296)	(137)	—	—

Net (loss) income attributable to common stockholders	$(122,863)	$115,214	$(47,843)	$(321,387)

The accompanying notes are an integral part of these combined consolidated financial statements.

Brixmor Property Group Inc. and Subsidiaries

Statements of Comprehensive (Loss) Income

(in thousands)

	Successor (Consolidated)		Predecessor (Combined Consolidated)
	Year Ended December 31, 2012	Period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Net (loss) income	$(160,713)	$153,136	$(47,091)	$(319,987)
Other comprehensive income
Change in unrealized (loss) gain on marketable securities	(83)	44	20	66

Comprehensive (loss) income	(160,796)	153,180	(47,071)	(319,921)
Comprehensive income (loss) attributable to non-controlling interests	38,146	(37,785)	(752)	(1,400)

Comprehensive (loss) income attributable to Brixmor Property Group Inc.	$(122,650)	$115,395	$(47,823)	$(321,321)

The accompanying notes are an integral part of these combined consolidated financial statements.

Brixmor Property Group Inc. and Subsidiaries

Statements of Changes in Equity

(in thousands)

	Successor (Consolidated)
	For the Year Ended December 31, 2012
	Preferred Stock	Common Stock	Additional Paid-in Capital	CNP Net Investment	Accumulated Other Comprehensive Income	Distributions in Excess of Accumulated (Loss) Income	Non- Controlling Interests	Total
Beginning balance, January 1, 2012	$—	$1	$1,743,235	$—	$44	$115,214	$598,936	$2,457,430
Distributions to stockholders	—	—	—	—	—	(18,910)	—	(18,910)
Distributions to non-controlling interests	—	—	—	—	—	—	(6,203)	(6,203)
Compensation expense relating to Class B Units	—	—	4,857	—	—	—	1,563	6,420
Unrealized loss on marketable securities	—	—	—	—	(83)	—	—	(83)
Preferred stock dividends	—	—	—	—	—	(296)	—	(296)
Net loss	—	—	—	—	—	(122,567)	(39,437)	(162,004)

Ending balance, December 31, 2012	$—	$1	$1,748,092	$—	$(39)	$(26,559)	$554,859	$2,276,354

	Successor (Consolidated)
	For the Period from June 28, 2011 through December 31, 2011
	Preferred Stock	Common Stock	Additional Paid-in Capital	CNP Net Investment	Accumulated Other Comprehensive Income	Accumulated Income	Non- Controlling Interests	Total
Beginning balance, June 28, 2011 (Commencement of Operations)	$—	$—	$—	$—	$—	$—	$—	$—
Issuance of preferred stock	—	—	2,500	—	—	—	—	2,500
Issuance of common stock	—	1	1,739,926	—	—	—	—	1,739,927
Compensation expense relating to Class B Units	—	—	809	—	—	—	261	1,070
Unrealized gain on marketable securities	—	—	—	—	44	—	—	44
Preferred stock dividends	—	—	—	—	—	(137)	—	(137)
Issuance of non-controlling interests in subsidiary	—	—	—	—	—	—	561,549	561,549
Net income	—	—	—	—	—	115,351	37,126	152,477

Ending balance, December 31, 2011	$—	$1	$1,743,235	$—	$44	$115,214	$598,936	$2,457,430

	Predecessor (Combined Consolidated)
	For the Period from January 1, 2011 through June 27, 2011
	Preferred Stock	Common Stock	Additional Paid-in Capital	CNP Net Investment	Accumulated Other Comprehensive Income	Accumulated Income	Non- Controlling Interests	Total
Beginning balance, January 1, 2011	$—	$—	$—	$1,956,471	$(5)	$—	$1,352	$1,957,818
Contributions	—	—	—	4,377	—	—	—	4,377
Distributions	—	—	—	(36,725)	—	—	—	(36,725)
Other reclassification adjustment	—	—	—	2	—	—	—	2
Unrealized gain on marketable securities	—	—	—	—	20	—	—	20
Non-controlling interest	—	—	—	—	—	—	(28)	(28)
Net (loss) income	—	—	—	(47,843)	—	—	116	(47,727)

Ending balance, June 27, 2011	$—	$—	$—	$1,876,282	$15	$—	$1,440	$1,877,737

	Predecessor (Combined Consolidated)
	For the Year Ended December 31, 2010
	Preferred Stock	Common Stock	Additional Paid-in Capital	CNP Net Investment	Accumulated Other Comprehensive Income	Accumulated Income	Non- Controlling Interests	Total
Beginning balance, January 1, 2010	$—	$—	$—	$2,537,027	$(71)	$—	$3,053	$2,540,009
Contributions	—	—	—	20,509	—	—	—	20,509
Distributions	—	—	—	(281,379)	—	—	—	(281,379)
Other reclassification adjustment	—	—	—	1,701	—	—	(1,701)	—
Unrealized gain on marketable securities	—	—	—	—	66	—	—	66
Non-controlling interest	—	—	—	—	—	—	91	91
Net loss	—	—	—	(321,387)	—	—	(91)	(321,478)

Ending balance, December 31, 2010	$—	$—	$—	$1,956,471	$(5)	$—	$1,352	$1,957,818

The accompanying notes are an integral part of these combined consolidated financial statements.

Brixmor Property Group Inc. and Subsidiaries

Statements of Cash Flows

(in thousands)

	Successor (Consolidated)		Predecessor (Combined Consolidated)
	Year Ended December 31, 2012	For the period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Operating Activities
Net (loss) income	$(160,713)	$153,136	$(47,091)	$(319,987)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	510,435	298,698	179,371	404,558
Debt premium and discount amortization	(25,314)	(12,974)	(2,832)	(5,651)
Deferred financing cost amortization	10,272	4,812	5,166	19,345
Above- and below-market lease intangible amortization	(50,881)	(28,058)	(33,989)	(71,681)
Gain on bargain purchase	—	(328,826)	—	—
Provisions for impairment	13,913	—	8,751	295,543
Gain on sales of real estate assets	(5,870)	—	(143)	(989)
Amortization of Class B Units	6,420	1,070	—	—
Deferred income taxes and other	(687)	210	999	(8,952)
Gain on debt extinguishment	—	(917)	—	(118)
Changes in operating assets and liabilities:
Restricted cash	(8,144)	10,823	(18,103)	6,464
Receivables	(11,793)	(7,706)	15,635	15,115
Deferred charges and prepaid expenses	(24,422)	(5,992)	(18,368)	(20,590)
Other assets	(2,692)	—	4,769	(2,481)
Accounts payable, accrued expenses and other liabilities	18,323	(27,530)	22,928	(1,681)

Net cash provided by operating activities	268,847	56,746	117,093	308,895

Investing Activities
Acquisition of the Business	—	(1,335,799)	—	—
Building improvements	(177,213)	(56,855)	(59,073)	(78,216)
Acquisitions of real estate assets	(6,000)	—	—	—
Proceeds from sales of real estate assets	50,609	719	53,453	41,410
Proceeds from sale of unconsolidated real estate joint venture	—	—	—	10,029
Distributions from unconsolidated real estate joint ventures	1,640	—	3,233	10,347
Contributions to unconsolidated real estate joint ventures	(1,496)	1,434	(2)	(254)
Change in restricted cash attributable to investing activities	16,266	7,370	(16,922)	(21,271)
Purchases of marketable securities	(22,116)	(12,953)	(10,984)	(16,112)
Proceeds from sales of marketable securities	19,608	9,053	11,453	10,355

Net cash used in investing activities	(118,702)	(1,387,031)	(18,842)	(43,712)

Brixmor Property Group Inc. and Subsidiaries

Statements of Cash Flows (continued)

(in thousands)

	Successor (Consolidated)		Predecessor (Combined Consolidated)
	Year Ended December 31, 2012	For the period from June 28, 2011 through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Financing Activities
Repayment of debt obligations and financing liabilities	(530,342)	(2,415,462)	(383,383)	(1,294,133)
Proceeds from debt obligations	360,000	1,542,000	163,000	1,409,437
Deferred financing costs	(7,256)	(39,243)	(921)	(36,310)
Change in restricted cash attributable to financing activities	—	100,123	(100,123)	—
Proceeds from issuance of common stock	—	1,742,426	—	—
Common and preferred stock dividends	(19,209)	(137)	—	—
Contributions attributable to CNP net investment	—	—	4,377	20,509
Distributions attributable to CNP net investment	—	—	(36,725)	(228,880)
Contributions from non-controlling interests	—	560,074	—	—
Distributions to non-controlling interests and other	(7,846)	(1,890)	(798)	(1,309)

Net cash (used in) provided by financing activities	(204,653)	1,487,891	(354,573)	(130,686)

Change in cash and cash equivalents	(54,508)	157,606	(256,322)	134,497
Cash and cash equivalents at beginning of year/period	157,606	—	304,522	170,025

Cash and cash equivalents at end of year/period	$103,098	$157,606	$48,200	$304,522

Supplemental cash flow information, including non-cash investing and/or financing
Cash paid for interest, net of amounts capitalized	$388,320	$217,445	$185,597	$368,541
Capitalized interest	1,661	292	254	660
Contributions and distributions attributable to CNP net investment	—	—	—	(52,499)

The accompanying notes are an integral part of these combined consolidated financial statements.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

(in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies

Description of Business

Brixmor Property Group Inc. (“BPG”) and its wholly and majority owned consolidated subsidiaries (the “Company”), an affiliate of Blackstone Real Estate Partners VI, L.P. (“BREP VI”), was formed for the purpose of owning, operating, managing and redeveloping community and neighborhood shopping centers throughout the United States.

In June 2013, the Company changed its name to Brixmor Property Group Inc. from BRE Retail Parent Inc. Simultaneous with the Company’s name change, the Company’s consolidated subsidiary changed its name to BPG Subsidiary Inc. from Brixmor Property Group Inc.

On February 28, 2011, the Company agreed to purchase certain United States assets and management platform of Centro Properties Group (“CNP”) and its managed funds (collectively, the “Business”), which is referred to herein as the “Transaction”. On June 28, 2011, the Transaction was consummated for approximately $9.0 billion, net of cash acquired of $0.1 billion. The consideration for the Transaction included approximately $1.2 billion in cash and $7.8 billion of assumed indebtedness (the “Consideration”).

The Consideration was funded through BREP VI making an initial capital contribution of approximately $1.7 billion and a contribution from an affiliated non-controlling interest of $560.1 million. Following the closing of the Transaction, $0.9 billion of cash was used to repay a portion of the outstanding indebtedness assumed. In addition, approximately $1.5 billion of debt financing was obtained, which is secured by 115 community and neighborhood shopping centers, and BPG repaid and/or refinanced approximately $2.4 billion of assumed indebtedness with the proceeds from this debt financing. Refer to Note 2 for further information.

The Company does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with U.S. generally accepted accounting principles (“GAAP”).

As of December 31, 2012, the Company owned interests in 534 community and neighborhood shopping centers (the “Total Portfolio”), including 528 wholly owned community and neighborhood shopping centers (the “Consolidated Portfolio”), and 6 community and neighborhood shopping centers held through unconsolidated real estate joint ventures (the “Unconsolidated Portfolio”).

The Company seeks to reduce risk through diversification achieved by the geographic distribution of its properties, the breadth of its tenant base and a balanced mix of community and neighborhood shopping centers. As of December 31, 2012, properties in the Consolidated Portfolio were strategically located across 39 states and throughout more than 185 metropolitan markets as defined by the United States Office of Management and Budget, with 60% of the Company’s consolidated annualized base rental revenue (“ABR”) derived from community and neighborhood shopping centers located in the top 40 United States metro markets by population. By owning a combination of community shopping centers and neighborhood shopping centers, the Company conveniently provides both a necessity and value-oriented merchandise mix, which includes a range of groceries, services and general merchandise. As a result, its ten largest tenants accounted for 17.1% of the Company’s consolidated ABR and its two largest tenants, The TJX Companies, Inc. and The Kroger Co., only accounted for 3.2% and 3.0%, respectively, of its consolidated ABR as of December 31, 2012. In addition, its largest community and neighborhood shopping center represented just 1.4% of consolidated ABR.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

Basis of Presentation

The financial information included herein reflects the consolidated financial position of the Company as of December 31, 2012 and 2011 and the consolidated results of its operations and cash flows for the year ended December 31, 2012 and the period from June 28, 2011 through December 31, 2011, as well as the combined consolidated results of the Company’s operations and cash flows for the period from January 1, 2011 through June 27, 2011 and the year ended December 31, 2010.

For periods preceding the date of the Transaction, the financial information included herein reflects the combined consolidated financial position, results of operations and cash flows of the Business, which has been determined to be the predecessor to BPG.

The Business comprised certain U.S. holding companies that indirectly owned the Total Portfolio and historically conducted the activities of that business prior to the Transaction. Because these holding companies were under the common control of CNP prior to the Transaction, the financial information for the pre-Transaction periods has been presented on a combined consolidated basis in accordance with GAAP. All amounts presented have been reflected at the Business’ historical basis.

As a result, the financial information for 2011 includes financial information associated with the post-Transaction basis for the period June 28, 2011 through December 31, 2011 and financial information associated with the pre-Transaction basis for the period January 1, 2011 through June 27, 2011. These separate periods are presented to reflect the new accounting basis established as of June 28, 2011 in connection with the Transactions, which were accounted for as a business combination.

The bases of the assets and liabilities associated with the post-Transaction basis are, therefore, not comparable to the pre-Transaction basis, nor would the statement of operations items for the period June 28, 2011 through December 31, 2011 have been the same had the Transaction not occurred.

Principles of Consolidation and Use of Estimates

The accompanying Consolidated and Combined Consolidated Financial Statements include the accounts of BPG, its wholly owned subsidiaries and all other entities in which it has a controlling financial interest. The portions of consolidated entities not owned by the Company are presented as non-controlling interests as of and during the periods presented. All intercompany transactions have been eliminated.

When the Company obtains an economic interest in an entity, management evaluates the entity to determine: (i) whether the entity is a variable interest entity (“VIE”), (ii) in the event the entity is a VIE, whether the Company is the primary beneficiary of the entity, and (iii) in the event the entity is not a VIE, whether the Company otherwise has a controlling financial interest.

The Company consolidates: (i) entities that are VIEs for which the Company is deemed to be the primary beneficiary and (ii) entities that are not VIEs which the Company controls. If the Company has an interest in a VIE but it is not determined to be the primary beneficiary, the Company accounts for its interest under the equity method of accounting. Similarly, for those entities which are not VIEs and over which the Company has the ability to exercise significant influence, the Company accounts for its interests under the equity method of accounting. The Company continually reconsiders its determination of whether an entity is a VIE and whether the Company qualifies as its primary beneficiary.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to impairments of real estate, recovery of receivables and depreciable lives. These estimates are based on historical experience and other assumptions which management believes are reasonable under the circumstances. Management evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from these estimates.

Non-controlling Interests

The Company accounts for non-controlling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the Financial Accounting Standards Board (“FASB”). Non-controlling interests represent the portion of equity that the Company does not own in those entities that it consolidates. The Company identifies its non-controlling interests separately within the Equity section of the Company’s Combined Consolidated Balance Sheets. The amounts of consolidated net earnings attributable to the Company and to the non-controlling interests are presented separately on the Company’s Combined Consolidated Statements of Income.

Non-controlling interests also includes amounts related to partnership units issued by consolidated subsidiaries of the Company. Holders of these Class A Preferred Units have a redemption right that provides the holder with the option to redeem their units for $33.15 per unit in cash plus all accrued and unpaid distributions. The unit holders generally have the right to redeem their units for cash at any time provided certain notification requirements have been met.

The Company evaluates the terms of the partnership units issued in accordance with the FASB’s Distinguishing Liabilities from Equity guidance. Units which embody an unconditional obligation requiring the Company to redeem the units for cash at a specified or determinable date (or dates) or upon an event that is certain to occur are determined to be mandatorily redeemable under this guidance and are included as Redeemable non-controlling interests in partnership and classified within the mezzanine section between Total liabilities and Equity on the Company’s Combined Consolidated Balance Sheets. Convertible units for which the Company has the option to settle redemption amounts in cash or Common Stock are included in the caption Non-controlling interests within the Equity section of the Company’s Combined Consolidated Balance Sheets.

Cash and Cash Equivalents

For purposes of presentation on the Consolidated Balance Sheets and the Consolidated, and Combined Consolidated, Statements of Cash Flows, the Company considers instruments with an original maturity of three months or less to be cash and cash equivalents.

Cash and cash equivalent balances may, at a limited number of banks and financial institutions, exceed insurable amounts. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

Restricted Cash

Restricted cash represents cash deposited in escrow accounts, which generally can only be used for the payment of real estate taxes, debt service, insurance, and future capital expenditures as required by certain loan and lease agreements as well as legally restricted tenant security deposits. All restricted cash is invested in money market accounts.

Real Estate

Real estate assets are recorded in the Consolidated Balance Sheets at historical cost, less accumulated depreciation and amortization. Upon acquisition of real estate operating properties, management estimates the fair value of acquired tangible assets (consisting of land, buildings, and tenant improvements), identifiable intangible assets and liabilities (consisting of above and below-market leases, in-place leases and tenant relationships), and assumed debt based on an evaluation of available information. Using these estimates, the estimated fair value is allocated to the acquired assets and assumed liabilities.

The fair values of tangible assets are determined as if the acquired property is vacant. Fair value is determined using an exit price approach, which contemplates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If, up to one year from the acquisition date, information regarding the fair value of the assets acquired and liabilities assumed is received and estimates are refined, appropriate adjustments are made to the purchase price allocation on a retrospective basis. The Company expenses transaction costs associated with business combinations in the period incurred.

In allocating the fair value to identifiable intangible assets and liabilities of an acquired operating property, the value of above-market and below-market leases is estimated based on the present value (using an interest rate reflecting the risks associated with leases acquired) of the difference between: (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and (ii) management’s estimate of fair market lease rates for the property or an equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market or below-market intangible is amortized as a reduction of, or increase to, rental income over the remaining non-cancelable term of each lease, which includes renewal periods with fixed rental terms that are considered to be below-market.

In determining the value of in-place leases and tenant relationships, management evaluates the specific characteristics of each lease and the Company’s overall relationship with each tenant. Factors considered include, but are not limited to: the nature of the existing relationship with a tenant, the credit risk associated with a tenant, expectations surrounding lease renewals, estimated carrying costs of a property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Management also considers information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include: real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical lease-up periods. Costs to execute similar leases include: commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of a property. The value assigned to in-place leases is amortized to expense over the remaining term of each lease. The value assigned to tenant relationships is amortized over the initial terms of the leases.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

Certain real estate assets are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Building and building and land improvements	20 – 40 years
Furniture, fixtures, and equipment	5 – 10 years
Tenant improvements	The shorter of the term of the related lease or useful life

Costs to fund major replacements and betterments, which extend the life of the asset, are capitalized and depreciated over their respective useful lives, while costs for ordinary repairs and maintenance activities are expensed as incurred.

When a real estate asset is identified by management as held-for-sale, the Company discontinues depreciating the asset and estimates its sales price, net of estimated selling costs. If, based on management’s judgment, the estimated net sales price of an asset is less than its net carrying value, an adjustment is recorded to reflect the estimated fair value. Additionally, the real estate asset and related operations are classified as discontinued operations and separately presented within the Consolidated, and Combined Consolidated, Statements of Operations and within Other assets on the Consolidated Balance Sheets. Properties classified as real estate held-for-sale generally represent properties that are under contract for sale and are expected to close within 12 months.

On a periodic basis, management assesses whether there are indicators that the value of the Company’s real estate assets (including any related intangible assets or liabilities) may be impaired.

If an indicator is identified, a real estate asset is considered impaired only if management’s estimate of current and projected operating cash flows (undiscounted and unleveraged), taking into account the anticipated and probability weighted holding period, are less than a real estate asset’s carrying value. Various factors are considered in the estimation process, including expected future operating income, trends and prospects and the effects of demand, competition, and other economic factors. If management determines that the carrying value of a real estate asset is impaired, a loss will be recorded for the excess of its carrying amount over its fair value.

In situations in which a lease or leases associated with a significant tenant have been, or are expected to be, terminated early, the Company evaluates the remaining useful lives of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above- and below-market lease intangibles, in-place lease value and leasing commissions). Based upon consideration of the facts and circumstances surrounding the termination, the Company may write-off or accelerate the depreciation and amortization associated with the asset group. Such write-offs are included within Depreciation and amortization in the Consolidated, and Combined Consolidated, Statements of Operations.

Real Estate Under Redevelopment

Real estate assets that are under redevelopment are carried at cost and are not depreciated. Amounts essential to the development of the property, such as development costs, construction costs, interest costs, real estate taxes, salaries and related costs of personnel directly involved and other costs incurred during the period of redevelopment are capitalized. The Company ceases cost capitalization when the property is available for occupancy or upon substantial completion of building and tenant improvements, but no later than one year from the completion of major construction activity.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

Investments in and Advances to Unconsolidated Real Estate Joint Ventures

The Company accounts for its investments in unconsolidated real estate joint ventures using the equity method of accounting as the Company exercises significant influence over, but does not control these entities. These investments are initially recorded at cost and are subsequently adjusted for cash contributions and distributions. Earnings for each investment are recognized in accordance with the terms of the applicable agreement and where applicable, are based upon an allocation of the investee’s net assets at book value as if it was hypothetically liquidated at the end of each reporting period. Intercompany fees and gains on transactions with an investee are eliminated to the extent of the Company’s ownership interest.

To recognize the character of distributions from an investee, the Company reviews the nature of cash distributions received for purposes of determining whether such distributions should be classified as either a return on investment, which would be included in Operating activities, or a return of investment, which would be included in Investing activities on the Consolidated, and Combined Consolidated, Statements of Cash Flows.

On a periodic basis, management assesses whether there are indicators, including the operating performance of the underlying real estate and general market conditions, that the value of the Company’s investments in unconsolidated real estate joint ventures may be impaired. An investment’s value is impaired only if management’s estimate of the fair value of the Company’s investment is less than its carrying value and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over its estimated fair value.

Management’s estimates of fair value are based upon a discounted cash flow model for each specific investment that includes all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums. Capitalization rates, discount rates and credit spreads used in these models are based upon rates that the Company believes to be within a reasonable range of current market rates.

Deferred Leasing and Financing Costs

Costs incurred in obtaining tenant leases (including internal leasing costs) and long-term financing are amortized using the straight-line method over the term of the related lease or debt agreement, which approximates the effective interest method. Costs incurred related to obtaining tenant leases which are capitalized include salaries, lease incentives and the related costs of personnel directly involved in successful leasing efforts. Costs incurred in obtaining long-term financing which are capitalized include bank fees, legal and title costs and transfer taxes. The amortization of deferred leasing and financing costs is included in Depreciation and amortization and Interest expense, respectively, in the Consolidated, and Combined Consolidated, Statements of Operations.

Marketable Securities

The Company classifies its marketable securities, which include both debt and equity securities, as available-for-sale. These securities are carried at fair value with unrealized gains and losses reported in stockholders’ equity as a component of accumulated other comprehensive income. Gains or losses on securities sold are based on the weighted average method.

On a periodic basis, management assesses whether there are indicators that the value of the Company’s marketable securities may be impaired. A marketable security is impaired if the fair value of the security is less than its carrying value and the difference is determined to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the security over its estimated fair value.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

Derivative Financial Instruments

Derivatives, including certain derivatives embedded in other contracts, are measured at fair value and are recognized in the Consolidated Balance Sheets as assets or liabilities, depending on the Company’s rights or obligations under the applicable derivative contract. The accounting for changes in the fair value of a derivative varies based on the intended use of the derivative, whether the Company has elected to designate a derivative as a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the necessary criteria.

The Company has not elected to utilize hedge accounting for its outstanding derivatives, which consist of interest rate caps and interest rate swaps. As a result, gains and losses related to these instruments are included in Interest expense on the Company’s Consolidated, and Combined Consolidated, Statements of Operations.

Revenue Recognition and Receivables

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The cumulative difference between rental income recognized in the Consolidated, and Combined Consolidated, Statements of Operations and contractual payment terms is recorded as deferred rent and presented on the accompanying Consolidated Balance Sheets within Receivables, net.

The Company commences recognizing revenue based on an evaluation of a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date.

The identity of the owner, for accounting purposes, of tenant improvements (where provided) determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under a lease are accounted for as lease incentives which are amortized as a reduction of revenue recognized over the term of the lease. In these circumstances, the Company commences revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. In making this assessment, the Company considers a number of factors, each of which individually is not determinative.

Certain leases also provide for percentage rents based upon the level of sales achieved by a lessee. These percentage rents are recognized upon the achievement of certain pre-determined sales levels. Leases also typically provide for reimbursement of common area maintenance, property taxes and other operating expenses by the lessee which are recognized in the period during which the applicable expenditures are incurred.

Gains from the sale of depreciated operating properties are generally recognized under the full accrual method, provided that various criteria relating to the terms of the sale and subsequent involvement by the Company with the applicable property are met.

The Company periodically evaluates the collectibility of its receivables related to base rents, straight-line rent, expense reimbursements and those attributable to other revenue generating activities. The Company analyzes its receivables and historical bad debt levels, tenant credit-worthiness and current economic trends when evaluating the adequacy of its allowance for doubtful accounts. In addition, tenants in bankruptcy are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

Stock Based Compensation

Compensation costs related to the Class B incentive units granted to employees of the Company are recorded as an expense based on the fair value of the units at grant date. The time-based portion of the units is expensed over the appropriate vesting periods (3 years and 5 years) and the performance-based portion of units will be charged to expense when an exit transaction occurs.

Income Taxes

The Company has made an election to qualify, and believes it is operating so as to qualify, as a REIT for United States federal income tax purposes. REITs generally are not required to pay federal income taxes on their net income that is currently distributed to stockholders if they distribute to stockholders at least 90% of their United States taxable income and meet certain income, asset and organizational tests. Accordingly, the Company generally will not be subject to federal income tax.

The Company has elected to treat certain consolidated subsidiaries, and may in the future elect to treat newly formed subsidiaries, as taxable REIT subsidiaries (“TRSs”), which are subject to income tax. TRSs may participate in non-real estate-related activities and/or perform non-customary services for tenants and are subject to United States federal and state income tax at regular corporate tax rates.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company reviews the need to establish a valuation allowance against its deferred tax assets on a quarterly basis. This review includes an analysis of various factors, such as future reversals of existing taxable temporary differences, the capacity for the carryback or carryforward of any losses, the occurrence of future income or loss and available tax planning strategies.

Tax benefits associated with uncertain tax positions are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

New Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-2, “Comprehensive Income (Topic 220): Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-2 requires entities to disclose certain information relating to amounts reclassified out of accumulated other comprehensive income. This pronouncement is effective prospectively for reporting periods beginning after December 15, 2012 and is not expected to have a material impact on the Company’s financial statement presentation.

Effective January 1, 2012, the Company adopted the FASB ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This update defines fair value, clarifies a framework to measure fair value, and requires specific disclosures of fair value measurements. The adoption of this guidance did not have a material impact on the Company’s financial statement presentation.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

Effective January 1, 2012, the Company adopted the FASB ASU 2011-05, “Presentation of Comprehensive Income”, which requires the components of other comprehensive income to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance has been applied retrospectively and, other than presentation in the financial statements, its adoption did not have a material effect on the Company’s financial statement presentation.

It has been determined that any other recently issued accounting standards or pronouncements not disclosed above have been excluded as they either are not relevant to the Company, or they are not expected to have a material effect on the combined consolidated financial statements of the Company.

2. BREP VI Transaction

The Transaction described in Note 1 was accounted for as a business combination. As a result, the associated consideration has been allocated to the assets acquired and liabilities assumed based on management’s estimate of their fair values using information available on the acquisition date.

The following table summarizes the consideration paid and fair value of the net assets acquired on June 28, 2011 that resulted in the recognition of a bargain purchase gain:

Consideration paid:
Cash	$1,235,676
Debt assumed	7,761,103

Total consideration	$8,996,779

Assets acquired:
Net real estate	$9,747,483
Investments in and advances to real estate ventures	17,039
Marketable securities	19,141
Receivables	132,633
Deferred charges and prepaid expenses	33,523
Other assets	132,589

Total assets acquired	$10,082,408

Liabilities assumed:
Debt obligations	$7,589,997
Financing liabilities	171,106
Accounts payable, accrued expenses and other liabilities	735,244

Total liabilities assumed	8,496,347

Redeemable non-controlling interests in partnership	21,559

Net assets acquired	$1,564,502

Gain on bargain purchase	$328,826

The fair value of the identifiable assets acquired and liabilities assumed exceeded the sum of the fair value of the consideration transferred and the fair value of the non-controlling interest. The fair value of the assets acquired

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

significantly increased from the date the original purchase terms were agreed upon until the closing of the Transaction on June 28, 2011. As a result, BPG recognized a gain of approximately $328.8 million which is included in the line item “Gain on bargain purchase” in the Combined Consolidated Statement of Operations for the period from June 28, 2011 to December 31, 2011.

The accompanying unaudited pro forma information for the years ended December 31, 2011 and 2010 is presented as if the Transaction had occurred on January 1, 2010. This pro forma information is based on the historical financial statements and should be read in conjunction with the Combined Consolidated Financial Statements and notes thereto. This unaudited pro forma information does not purport to represent what the actual results of operations would have been had the above occurred, nor do they purport to predict the results of operations for future periods.

	Revenue	Earnings
Actual from June 28, 2011 to December 31, 2011	$567,670	$153,136
2011 supplemental pro forma from January 1, 2011 to December 31, 2011	1,127,077	(260,601)
2010 supplemental pro forma from January 1, 2010 to December 31, 2010	1,124,077	(170,962)

The most significant adjustments made in preparing the unaudited pro forma information were to: (i) exclude the impact of acquisition-related costs and the bargain purchase gain, (ii) include the incremental depreciation and amortization expense associated with the real estate fair value adjustments, and (iii) adjust the interest expense recognized for the impact of measuring the assumed indebtedness at fair value.

3. Acquisition of Real Estate

During the year ended December 31, 2012, the Company acquired three retail buildings, which were previously unowned buildings at three of the Company’s existing community and neighborhood shopping centers, for approximately $5.5 million. Also during the year ended December 31, 2012, the Company acquired the remaining 50% ownership interest in a 41.6 acre land parcel in Riverhead, NY for a purchase price of $0.5 million.

In addition to the Transaction, during the period June 28, 2011 through December 31, 2011, the Company acquired a land parcel for approximately $1.0 million. No acquisitions of real estate occurred during the period from January 1, 2011 through June 27, 2011 or the year ended December 31, 2010.

4. Discontinued Operations and Assets Held for Sale

The Company reports as discontinued operations assets held-for-sale as of the end of the current period and assets sold during the period. All results of these discontinued operations are included in a separate component of income on the Consolidated, and Combined Consolidated, Statements of Operations under Discontinued operations.

At December 31, 2012, one community and neighborhood shopping center was classified as held for sale and is presented in Other assets within the Consolidated Balance Sheets. The property is located in Statesboro, GA. Such property had a carrying value of approximately $1.6 million. During the year ended December 31, 2012, the Company disposed of 19 community and neighborhood shopping centers, one land parcel and two buildings in the Consolidated Portfolio for aggregate net proceeds of $50.6 million.

During the period from June 28, 2011 through December 31, 2011, the Company sold approximately 1.1 acres of land in Apopka, FL for net proceeds of approximately $0.7 million.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

During the period from January 1, 2011 through June 27, 2011, the Company sold two community and neighborhood shopping centers for aggregate net proceeds of approximately $53.5 million.

During the year ended December 31, 2010, the Company sold 4 community and neighborhood shopping centers and two land parcels for aggregate net proceeds of approximately $41.4 million.

In connection with the disposition of these community and neighborhood shopping centers, the Company recognized provisions for impairment of approximately $13.6 million, $8.6 million and $36.5 million for the year ended December 31, 2012, the period January 1, 2011 through June 27, 2011 and the year ended December 31, 2010, respectively. For purposes of measuring this provision, fair value was determined based upon contracts with buyers or purchase offers from potential buyers and then adjusted to reflect associated disposition costs.

The components of income from discontinued operations for the year ended December 31, 2012, the period from June 28, 2011 through December 31, 2011, the period from January 1, 2011 through June 27, 2011 and the year ended December 31, 2010 are shown below.

	Successor (Consolidated)		Predecessor (Combined Consolidated)
	Year Ended December 31, 2012	Period from June 28, 2011 and December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Discontinued operations:
Revenues	$9,651	$5,992	$6,149	$24,857
Operating expenses	(7,915)	(5,920)	(7,171)	(19,963)
Other expense, net	(246)	(194)	1,218	(3,089)

Income (loss) from discontinued operating properties	1,490	(122)	196	1,805
Gain on disposition of operating properties	5,369	—	—	—
Impairment on real estate held for sale	(13,599)	—	(8,608)	(36,465)

Loss from discontinued operations	$(6,740)	$(122)	$(8,412)	$(34,660)

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

5. Real Estate

The Company’s components of Real estate consisted of the following:

	Successor (Consolidated)
	December 31,
	2012	2011
Land	$1,915,667	$1,943,168
Buildings and improvements:
Building	6,817,378	6,840,762
Building and tenant improvements	254,844	88,194
Other rental property (1)	906,537	920,329

	9,894,426	9,792,453
Accumulated depreciation and amortization	(796,296)	(295,550)

Total	$9,098,130	$9,496,903

(1)

At December 31, 2012 and 2011, Other rental property consisted of intangible assets including: (i) $826.9 million and $839.7 million, respectively, of in-place lease value, (ii) $79.6 million and $80.6 million, respectively, of above-market leases, and (iii) $341.8 million and $142.9 million, respectively, of accumulated amortization. These intangible assets are amortized over the term of each related lease. The weighted average amortization lives for in-place lease value and above-market leases are 6.4 years and 7.1 years, respectively.

In addition, at December 31, 2012 and 2011, the Company had intangible liabilities relating to below-market leases of approximately $473.9 million and $479.1 million, respectively, and accumulated amortization of approximately $97.7 million and $33.7 million, respectively. These intangible liabilities, which are included in Accounts payable, accrued expenses and other liabilities in the Company’s Consolidated Balance Sheets are amortized over the term of each related lease, including any renewal periods with fixed rentals that are considered to be below market. The weighted amortization life for below-market leases is 10.7 years.

Amortization expense associated with the above mentioned intangible assets and liabilities recognized for year ended December 31, 2012, the period June 28, 2011 through December 31, 2011, the period January 1, 2011 through June 27, 2011 and the year ended December 31, 2010 was approximately $142.4 million, $113.2 million, $19.0 million and $55.1 million, respectively. The estimated net amortization expense associated with the Company’s intangible assets and liabilities for each of the next five years is as follows:

Estimated net amortization expense
Year ending December 31:
2013	$88,086
2014	57,911
2015	34,728
2016	14,724
2017	5,519

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

On a continuous basis, management assesses whether there are any indicators, including property operating performance and general market conditions, that the value of the Company’s assets (including any related amortizable intangible assets or liabilities) may be impaired. To the extent impairment has occurred, the carrying value of the asset would be adjusted to an amount to reflect the estimated fair value of the asset.

During 2009, volatile economic conditions resulted in declines in the real estate markets in which the Company’s community and neighborhood shopping centers are located. Increases in capitalization rates, discount rates and vacancies as well as deterioration of real estate market fundamentals impacted net operating income and leasing which further contributed to declines in the real estate markets. During 2010 and 2011, U.S. economic and market conditions improved, which resulted in improvements in capitalization rates, discount rates and vacancies; however, remaining overall declines in market conditions continued to have a negative effect on certain transaction activity. As a result of the conditions described above, as well as the Company’s strategy during such periods to dispose of certain community and neighborhood shopping centers, the Company recognized provisions for impairment of approximately $269.3 million for the year ended December 31, 2010. No provisions for impairment were recognized on real estate properties during the year ended December 31, 2012, the period from June 28, 2011 through December 31, 2011 or the period from January 1, 2011 through June 27, 2011.

The Company’s estimated fair values relating to the above impairment assessments were based upon internal analyses and, to augment such analyses related to certain community and neighborhood shopping centers, on appraisals obtained. Such appraisals considered market, income and cost approaches, which necessarily included estimates of unobservable inputs. The Company believes the inputs utilized were reasonable in the context of applicable market conditions; however, due to the significance of the unobservable inputs to the overall fair value measures, the Company determined that such fair value measurements were classified within Level 3 of the fair value hierarchy. The fair value of impaired real estate was $491,059 as of December 31, 2010.

6. Investments in and Advances to Unconsolidated Real Estate Joint Ventures

The Company has investments in and advances to various unconsolidated real estate joint ventures (“joint ventures”). These joint ventures are engaged primarily in the operation of community and neighborhood shopping centers, which are either owned or held under long-term operating leases. The Company and its joint venture partners have joint approval rights for major decisions, including those regarding property operations. As such, the Company holds non-controlling interests in these joint ventures and accounts for them under the equity method of accounting.

In connection with the Transaction and changes to the Company’s strategy, the amount of capital allocated to strategic joint ventures has decreased. As a result, the magnitude of the Company’s investments in and advances to joint ventures, and the proportion of the Company’s results of operations attributable thereto, have similarly declined.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

The following tables summarize the Company’s investments in and advances to unconsolidated real estate joint ventures.

				Successor
				December 31,
				2012	2011
Venture	City	State	JV Partner	Percent Ownership
Arapahoe Crossings, L.P.(1), (2)	Aurora	CO	Foreign Investor	30%	30%
BPR Land Partnership, L.P.	Frisco	TX	Private Investor	50%	50%
BPR South, L.P.	Frisco	TX	Private Investor	50%	50%
Heritage Intercontinental LP	Dallas	TX	Intercontinental Real Estate Corporation	25%	25%
NP/I&G Institutional Retail II, LLC(1)	Various	—	JPMorgan Investment Management Inc.	20%	20%
NPK Redevelopment I, LLC(1)	Various	Various	Kmart Corporation (Sears Holding Corp.)	20%	20%
NP/SSP Baybrook, LLC(3)	Webster	TX	JPMorgan Investment Management Inc.	n/a	20%
Westgate Mall, LLC(4)	Fairview Park	OH	Pearlmark Real Estate Partners, L.L.C/The Richard E. Jacobs Group	n/a	10%

(1)	Pursuant to the terms of the applicable joint venture agreements, the Company’s participation in the unconsolidated real estate joint ventures may increase if certain performance targets are achieved.
(2)

The Arapahoe Crossings, L.P. joint venture had outstanding indebtedness of approximately $42.5 million and $43.5 million at December 31, 2012 and 2011, respectively. Such indebtedness is non-recourse to the Company, however, it may become recourse to the Company and its partners in certain limited situations, such as misuse of funds and material misrepresentations.

(3)

On October 2, 2012, the joint venture conveyed Baybrook Gateway, a community and neighborhood shopping center located in Webster, Texas, to the lender in satisfaction of its $41.0 million non-recourse mortgage loan. The Company no longer has an ownership interest in the community and neighborhood shopping center.

(4)

On March 6, 2012, the joint venture sold Westgate Mall for gross proceeds of $73.4 million and the joint venture was dissolved. Accordingly, the Company no longer has an ownership interest in Westgate Mall.

The Company does not have commitments to fund losses in excess of the carrying value of its investment.

During the years ended December 31, 2012 and 2010, the Company recognized provisions for impairment associated with certain of its joint ventures of approximately $314 and $1.8 million, respectively, due to the operating performance of these joint ventures and general market conditions. No provisions for impairment were recognized for the period from June 28, 2011 through December 31, 2011 or the period from January 1, 2011 through June 27, 2011.

The Company’s estimated fair values relating to the above impairment assessment were based upon internal analyses. The Company believes the inputs utilized were reasonable in the context of applicable market conditions; however, due to the significance of the unobservable inputs to the overall fair value measures, the Company determined that such fair value measurements were classified within Level 3 of the fair value hierarchy.

7. Marketable Securities

The Company’s marketable securities, primarily held by a wholly-owned subsidiary, have been classified as available-for sale and, accordingly, are carried at fair value within the Consolidated Balance Sheets with changes in fair value presented as a component of accumulated other comprehensive (loss) income.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

At December 31, 2012 and 2011, the fair value of the Company’s marketable securities portfolio approximated its amortized cost basis. As a result, gross unrealized gains and gross unrealized losses were immaterial to the Company’s Consolidated Financial Statements.

Refer to Note 11 for further discussion of management’s estimates of fair value.

8. Financial Instruments – Derivatives and Hedging

The Company’s use of derivative instruments is limited to the utilization of interest rate agreements or other instruments to manage interest rate risk exposures and not for speculative purposes. The principal objective of such arrangements is to manage the risks and/or costs associated with the Company’s financial structure, as well as to hedge specific transactions.

At December 31, 2012 and 2011, the Company’s derivative instruments consisted of interest rate caps, with aggregate notional amounts of $665.0 million and $305.0 million, respectively, which were purchased as a lender requirement relating to variable rate loans with the same notional amount. At December 31, 2012 and 2011, the fair value of these interest rate caps was immaterial, and, during the year ended December 31, 2012, the period from June 28, 2011 through December 31, 2011, the period from January 1, 2011 through June 27, 2011 and the year ended December 31, 2010, no payments were received from the respective counterparties.

9. Debt Obligations

At December 31, 2012 and 2011, the Company had the following indebtedness outstanding:

	Successor (Consolidated)
	December 31,		Stated Interest	Scheduled
	2012	2011	Rates	Maturity Dates
Mortgage and secured loans (1):
Fixed rate mortgage and secured loans(2)	$5,330,442	$5,767,314	4.85%-12.50%	2013-2034
Variable rate mortgage and secured loans(3)	668,605	308,758	Variable	2013-2017

Total mortgage and secured loans	5,999,047	6,076,072
Net unamortized premium	116,222	145,998

Total mortgage and secured loans, net	$6,115,269	$6,222,070

Notes payable:
Unsecured notes(4)	$404,612	$500,362	3.75%-7.97%	2013-2029
Net unamortized discount	(20,525)	(27,883)

Total notes payable, net	$384,087	$472,479

Total debt obligation	$6,499,356	$6,694,549

(1)

The Company’s mortgages and secured loans are collateralized by certain properties and the equity interests of certain subsidiaries. These properties had a carrying value as of December 31, 2012 of approximately $8.1 billion.

(2)	The weighted average interest rate on the Company’s fixed rate mortgage and secured loans was 5.97% as of December 31, 2012.
(3)

The weighted average interest rate on the Company’s variable rate mortgage and secured loans was 4.60% as of December 31, 2012. The Company incurs interest on $665.0 million of variable debt using the 30-day

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

LIBOR rate (which was 0.21% as of December 31, 2012, subject to certain rate floor requirements ranging from 50 basis points to 75 basis points), plus interest spreads ranging from 250 basis points to 465 basis points or at the Prime Rate published in the Wall Street Journal, which was 3.25% as of December 31, 2012, plus an interest spread of 75 basis points.
(4)

The weighted average interest rate on the Company’s unsecured notes was 5.97% as of December 31, 2012. During the year ended December 31, 2012, the Company repaid approximately $95.8 million of its outstanding 5.125% senior unsecured notes due 2012. The Company has a one-time put repurchase right to certain unsecured notes that requires the Company to offer to repurchase the notes if tendered by holders (but does not require the holders to tender) for an amount equal to the principal amount plus accrued and unpaid interest on January 15, 2014. Although the stated maturity dates for these notes range from August 2026 to February 2028, the scheduled maturity dates listed above represent the first dates that note holders can require the Company to redeem all or any portion of the notes pursuant to the required put repurchase right. As of December 31, 2012, approximately $104.6 million aggregate principal amount of unsecured notes with this put right remained outstanding.

Debt Transactions

In connection with the Transaction discussed in Note 1, the Company repaid and/or refinanced a $1,652.0 million bridge loan and $714.4 million of mortgage and secured loans, with $1,480.0 million of mortgage and secured loans and $886.0 million of the initial capital contribution made by BREP VI. The repayment and refinancing of this indebtedness commenced the Company’s strategy of deleveraging its balance sheet.

On August 22, 2012, certain indirect wholly owned subsidiaries of the Company (the “$90 Million Borrowers”) obtained a $90.0 million mortgage loan (the “$90 Million Mortgage Loan”), which loan is secured by three community and neighborhood shopping centers and a guaranty by BPG of certain customary recourse carveout liabilities. The $90 Million Mortgage Loan bears interest at a rate equal to LIBOR (subject to a floor of 50 basis points) plus a spread of 375 basis points, payable monthly, and is scheduled to mature on September 1, 2015, with two extension options that allow the $90 Million Borrowers to extend through September 1, 2016 and then to August 1, 2017, subject in each case to the satisfaction of certain financial conditions.

On August 22, 2012, certain wholly owned subsidiaries of the Company (the “$270 Million Borrowers”) obtained a $270.0 million mortgage loan (the “$270 Million Mortgage Loan”), which is secured by 27 community and neighborhood shopping centers and a guaranty by BPG of certain customary recourse carveout liabilities. The $270 Million Mortgage Loan bears interest at a rate equal to LIBOR (subject to a floor of 50 basis points) plus a spread of 395 basis points, payable monthly, and is scheduled to mature on September 1, 2015, with two extension options that allow the $270 Million Borrowers to extend through September 1, 2016 and then to September 1, 2017, subject in each case to the satisfaction of certain financial conditions.

The proceeds from the $90 Million Mortgage Loan and the $270 Million Mortgage Loan were used to repay approximately $360.0 million of maturing debt. As a result of the debt repayments during 2012, 15 previously encumbered real estate assets are now unencumbered.

On July 1, 2011, additional mezzanine loan financing of $62.0 million was obtained pursuant to loan advances made under two mezzanine loan facilities with a maximum aggregate principal amount of $225.0 million, which loans are now fully funded and are secured by, among other things, the limited liability company interests of certain indirect wholly-owned subsidiaries of BPG that own seven community and neighborhood shopping centers.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

Debt Maturities

At December 31, 2012 and 2011, accrued interest of $30.7 million and $31.7 million was outstanding, respectively. At December 31, 2012, scheduled maturities of the outstanding debt obligations were as follows:

Year ending December 31:
2013	$873,041
2014	356,433
2015	1,069,933
2016	2,620,328
2017	339,462
Thereafter	1,149,399

Total debt maturities	6,408,596
Net unamortized premium	116,222
Net unamortized discount	(20,525)
Additional interest (1)	(4,937)

Total debt obligations	$6,499,356

(1)

Subject to the terms of the mortgage note secured by an affiliated entity, the interest rate on the note increased from 5.5% to 8.5% in March 2009. This additional 3% interest is accruing against the principal balance of the loan, causing the debt balance to increase. The entire balance of the loan (principal plus additional interest) is payable in full at maturity (January 2034).

The Company, among other things, is subject to maintenance of various covenants. The Company is currently in compliance with these covenants.

10. Financing Liabilities

At December 31, 2012 and 2011, the Company had financing liabilities of $174.4 million and $167.6 million, respectively.

On December 6, 2010, the Company formed a real estate venture with Inland American CP Investment, LLC (“Inland”). The Company contributed 25 community and neighborhood shopping centers with a fair value of approximately $471.0 million and Inland contributed cash of $121.5 million, resulting in Inland receiving a 70% ownership interest with a cumulative preferential share of cash flow generated by the community and neighborhood shopping centers at an 11% stated return. The Company received a 30% ownership interest, subordinated to Inland’s preferred interest. Due to the venture agreement providing Inland with the right to put its interest to the Company for an amount of cash equal to the amount it contributed plus accrued interest beginning December 6, 2015, the Company consolidates the real estate venture under the financing method which requires the amount Inland contributed to be reflected as a liability. The venture agreement also provided the Company with the right to call Inland’s interest, beginning December 6, 2014, for an amount of cash determined on the same basis as described above.

On November 11, 2008, a Class A Preferred Unit Holder (see Note 12 for further details) elected to redeem substantially all of its units. These units were redeemed in exchange for the fee interest in a property, and the Company entered into a 20 year master lease agreement at the date of transfer with the Class A Preferred Unit Holder. The carrying value of this agreement at December 31, 2012 and 2011 was $18.0 million and $18.2 million, respectively, including unamortized premium of $2.8 million and $3.0 million, respectively.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

In addition to the two liabilities disclosed above, financing liabilities include capital leases, net of unamortized discount at December 31, 2012 and 2011 of $27.1 million and $27.9 million, respectively.

11. Fair Value Disclosures

All financial instruments of the Company are reflected in the accompanying Consolidated Balance Sheets at amounts which, in management’s judgment, reasonably approximate their fair values, except those instruments listed below:

	Successor (Consolidated)
	December 31, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgage and secured loans	$6,115,269	$6,161,656	$6,222,070	$6,230,322
Notes payable	384,087	395,280	472,479	450,525

Total debt obligations	$6,499,356	$6,556,936	$6,694,549	$6,680,847

Financing liabilities	$174,440	$174,440	$167,574	$171,442

The valuation methodology used to estimate the fair value of the Company’s fixed- and variable-rate indebtedness and financing liabilities is based on discounted cash flows, with assumptions that include credit spreads, loan amounts and debt maturities. Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition.

As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is included in U.S. GAAP that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs that are classified within Level 3 of the hierarchy).

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

At December 31, 2012 and 2011, the fair values of the Company’s marketable securities, valued based on quoted market prices, were classified within Level 1 of the fair value hierarchy. Conversely, at December 31, 2012 and 2011, the fair values of the Company’s mortgage and secured loans, notes payable, financing liabilities and interest rate caps, valued based on discounted cash flow or other similar methodologies were classified within Level 3 of the fair value hierarchy.

12. Redeemable Non-controlling Interests

The redeemable non-controlling interests presented in these Combined Consolidated Financial Statements relate to portions of a consolidated subsidiary held by non-controlling interest holders in a partnership (“ERP”) that was formed to own certain real estate properties which were contributed to it in exchange for cash, the assumption of mortgage indebtedness and limited partnership units (or Class A Preferred Units).

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

A wholly owned subsidiary of the Company is the sole general partner of ERP and is entitled to receive 99% of all net income and gains before depreciation, if any, after the limited partners receive their preferred cash and gain allocations. At December 31, 2012 and 2011, there were 648 and 650 Class A Preferred Units outstanding, respectively.

Holders of these Class A Preferred Units have a redemption right that provides the holder with the option to redeem their units for $33.15 per unit in cash plus all accrued and unpaid distributions. Due to this right, the portion of the partnership attributable to such outside interests has been classified as redeemable non-controlling interests within the Company’s Consolidated Balance Sheets which at December 31, 2012 and 2011 were $21.5 million and $21.6 million, respectively.

In September 2012, a Class A Preferred Unit Holder elected to redeem substantially all of its Class A Preferred Units for $0.1 million in cash. During the period from June 28, 2011 through December 31, 2011, no other limited partner with Class A Preferred Units made a redemption election. Such redemption elections may be made at any time, and the Company is required to make any such redemption on the second to last business day of the quarter in which such election is made, provided that the Company receives the redemption election at least ten business days prior to such date.

The changes in redeemable non-controlling interests are summarized as follows:

	Successor		Predecessor
	Year Ended December 31, 2012	Period from June 28, through December 31, 2011	Period from January 1, 2011 through June 27, 2011	Year Ended December 31, 2010
Balance at beginning of period	$21,559	$21,559	$21,559	$21,559
Unit redemptions	(92)	—	—	—
Distributions to non-controlling interests	(1,291)	(659)	(636)	(1,309)
Net loss attributable to redeemable non-controlling interests	1,291	659	636	1,309

Balance at end of period	$21,467	$21,559	$21,559	$21,559

13. Non-controlling Interests

The non-controlling interests presented in these Combined Consolidated Financial Statements relate to portions of a consolidated subsidiary held by the non-controlling interest holders in a corporation, BPG Subsidiary Inc. (“BPG Sub”), that was formed to own Brixmor Operating Partnership LP (the “Operating Partnership”), a consolidated entity.

The Company owns 75.65% of BPG Sub and is entitled to receive 75.65% of all net income and gains before depreciation. The remaining 24.35% is held by Blackstone Retail Transaction II Holdco L.P. (“Holdco II”) an affiliate of BREP VI. At December 31, 2012 and 2011, there were 100,000 units of BPG Sub outstanding, of which the Company owned 75,649 and the affiliated non-controlling interest owned 24,351.

14. Stock Based Compensation

Certain employees of the Company have been granted long-term incentive awards which provide them with equity interests as an incentive to remain in the Company’s service and align executives’ interests with those of

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

the Company’s equity holders. The awards were granted by the Company’s current equity holders, BRE Retail Holdco L.P. and Holdco II (the “Partnerships”), in the form of Class B Units in each of the Partnerships, and have been included in the Combined Consolidated Financial Statements of the Company to reflect the full compensation of the employees.

On November 1, 2011, approximately 96.8 million Class B Units were granted with a grant date fair value of approximately $43.1 million. $21.8 million of these Class B Units were granted with a service condition, of which 50% will fully vest on the third anniversary of the Transaction and the remaining 50% will vest on the fifth anniversary of the Transaction, subject to the employee’s continued employment through such anniversary. The remaining $21.3 million of these Class B Units were granted with a performance condition and will vest only if certain equity holders of the Partnerships receive cash proceeds resulting in at least a 15.0% internal rate of return on their Class A Units, subject to the employee’s continued employment through such date.

A Monte Carlo simulation model was used to estimate the grant date weighted average fair value of the service and performance conditions of the Class B Units, yielding fair values of $0.45 and $0.44, respectively The following assumptions were used at grant date: expected dividend yield, $-; risk-free interest rate, 0.9%; expected volatility, 80.0%; and expected life, 5 years.

The fair value of the units with service conditions will be recognized ratably over the applicable service period of either three or five years. At December 31, 2012 and 2011, no Class B Units had vested.

The Class B Units granted to employees by the Partnerships were recorded as a contribution by the Partnerships, with amortization being recorded as a component of General and administrative expenses in the Consolidated Statement of Operations. During the year ended December 31, 2012 and the period from June 28, 2011 to December 31, 2011, the Company recognized approximately $6.4 million and $1.1 million, respectively, of incentive-based compensation expense relating to these units as a component of General and administrative expense in the Consolidated Statements of Operations. The Company did not recognize expense related to the units subject to performance conditions as the applicable conditions have not yet been met. As of December 31, 2012 and 2011, the total compensation cost expected to be recognized over a weighted average period of four years as a result of awards not yet vested was $35.6 million and $42.0 million, respectively.

15. Revenue Recognition

Future minimum annual base rents at December 31, 2012 to be received over the next five years pursuant to the terms of non-cancelable operating leases are included in the table below.

Amounts included assume that all leases which expire are not renewed and that tenant renewal options are not exercised; therefore, neither renewal rents nor rents from replacement tenants are included. Future minimum annual base rents also do not include payments which may be received under certain leases on the basis of a percentage of reported tenants’ sales volume, common area maintenance charges and real estate tax reimbursements.

Year ended December 31:
2013	$796,529
2014	702,609
2015	592,817
2016	480,947
2017	369,658
Thereafter	1,369,324

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

The Company recognized approximately $6.4 million, $3.2 million, $3.6 million and $8.9 million of rental income based on a percentage of its tenants’ sales for year ended December 31, 2012, the period from June 28, 2011 through December 31, 2011, the period from January 1, 2011 through June 27, 2011 and the year ended December 31, 2010, respectively.

At December 31, 2012 and 2011, the estimated allowance associated with the Company’s outstanding rent receivables, included in Receivables, net in the Company’s Consolidated Balance Sheets was approximately $27.5 million and $35.1 million, respectively. In addition, at December 31, 2012 and 2011, receivables associated with the effects of recognizing rental income on a straight-line basis were approximately $31.2 million and $12.3 million, respectively, net of the estimated allowance of $0.5 million and $0.4 million, respectively.

16. Commitments and Contingencies

Leasing commitments

The Company periodically enters into leases in connection with ground leases for community and neighborhood shopping centers which it operates and as administrative space for the Company. During the year ended December 31, 2012, the period from June 28, 2011 through December 31, 2011, the period from January 1, 2011 through June 27, 2011 and the year ended December 31, 2010, the Company recognized rent expense associated with these leases of $9.7 million, $4.9 million, $4.6 million and $10.2 million, respectively. Minimum annual rental commitments associated with these leases during the next five years and thereafter are as follows: 2013, $8.4 million, 2014, $8.5 million, 2015, $8.4 million, 2016, $8.0 million, 2017, $7.9 million and thereafter, $91.4 million.

Insurance captive

In April 2007, the Company formed a wholly owned captive insurance company, ERT-CIC, LLC (“ERT CIC”) which underwrote the first layer of general liability insurance programs for the Company’s wholly owned, majority owned and joint venture properties. The Company formed ERT-CIC as part of its overall risk management program and to stabilize insurance costs, manage exposure and recoup expenses through the functions of the captive program. The Company capitalized ERT CIC in accordance with the applicable regulatory requirements. ERT CIC established annual premiums based on projections derived from the past loss experience of the Company’s properties. ERT CIC engaged an independent third party to perform an actuarial estimate of future projected claims, related deductibles and projected expenses necessary to fund associated risk management programs. Premiums paid to ERT CIC may be adjusted based on this estimate and may be reimbursed by tenants pursuant to specific lease terms.

During 2012, the Company replaced ERT CIC with a newly formed, wholly-owned captive insurance company, Brixmor Incap, LLC (“Incap”). Incap underwrites the first layer of general liability insurance programs for the Company’s wholly owned properties, majority owned property and joint venture properties. The Company formed Incap as part of its overall risk management program and to stabilize insurance costs, manage exposure and recoup expenses through the functions of the captive program. The Company has capitalized Incap in accordance with the applicable regulatory requirements. Incap established annual premiums based on projections derived from the past loss experience of the Company’s properties. Incap has engaged an independent third party to perform an actuarial estimate of future projected claims, related deductibles and projected expenses necessary to fund associated risk management programs.

Premiums paid to Incap may be adjusted based on this estimate and may be reimbursed by tenants pursuant to specific lease terms.

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

Environmental matters

Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances. As a result, the Company may be liable for certain costs including removal, remediation, government fines and injuries to persons and property. The Company does not believe that any resulting liability from such matters will have a material adverse effect on the financial position, results of operations or liquidity of the Company.

Other legal matters

The Company is subject to various other legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

17. Income Taxes

Prior to the Transaction, the business’ organizational structure consisted of corporations, corporations that elected to be and qualified as REITs in accordance with the Internal Revenue Code (the “Code”), partnerships and other non-taxable entities.

The Company has elected to qualify as a REIT in accordance with the Code. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted REIT taxable income to its stockholders. It is management’s intention to adhere to these requirements and maintain the Company’s REIT status.

As a REIT, the Company generally will not be subject to federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income as defined under the Code. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years.

Even if the Company qualifies for taxation as a REIT, the Company is subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

Taxable REIT Subsidiaries

TRS activities include real estate operations and an investment in an insurance company (see Note 15 for further information).

Income taxes have been provided for on the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of taxable assets and liabilities.

At December 31, 2012 and 2011, the TRSs had gross deferred tax assets of $371.1 million and $385.1 million, respectively and gross deferred tax liabilities of $0.6 million and $0.5 million, respectively. Deferred tax assets

Brixmor Property Group Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements (continued)

(in thousands, unless otherwise stated)

and liabilities were primarily attributable to real estate basis differences, goodwill, and net operating loss carry forwards. At December 31, 2012 and 2011, a valuation allowance of $370.5 million and $384.6 million, respectively, had been established due to the uncertainty associated with realizing these deferred tax assets. Deferred tax assets (net of the valuation allowance) and liabilities are included in Other assets and Accounts payable, accrued expenses and other liabilities, respectively in the accompanying Consolidated Balance Sheets.

The Company has analyzed the tax position taken on income tax returns for the open 2011 through 2012 tax years and has concluded that no provision for income taxes related to uncertain tax positions is required in the Company’s consolidated financial statements as of December 31, 2012, and 2011.

The Company may be subject to certain state and local income taxes or franchise taxes. State and local income taxes or franchise taxes of approximately $1.6 million, $3.2 million, $6.5 million and $9.0 million for the year ended December 31, 2012, the period from June 28, 2011 through December 31, 2011, the period from January 1, 2011 through June 27, 2011 and the year ended December 31, 2010, respectively, are reflected in General and administrative expenses in the accompanying Consolidated, and Combined Consolidated, Statements of Operations.

18. Related Party Transactions

In the ordinary course of conducting its business, the Company enters into customary agreements with its affiliates and unconsolidated real estate joint ventures in relation to the leasing and management of its and/or its related parties real estate assets. Prior to the Transaction, related party activity also included asset management services and transfers between affiliates and CNP.

At December 31, 2012 and 2011, receivables from related parties were $7.1 million and $8.6 million, respectively, which amounts are included in Receivables, net in the Consolidated Balance Sheets. At December 31, 2012 and 2011, payables to related parties were $50 and $505, respectively, which amounts are included in Accounts payable, accrued expenses and other liabilities in the Consolidated Balance Sheets.

19. Subsequent Events

In preparing these Combined Consolidated Financial Statements, the Company has evaluated events and transactions occurring after December 31, 2012 for recognition or disclosure purposes. Based on this evaluation, the following subsequent events, from December 31, 2012 through to the date the financial statements were issued, were identified: (i) the Company repaid mortgage payables totaling $42.1 million and (ii) the Company entered into one new loan totaling $57.0 million and (iii) the Company entered into a new $2,750 million Unsecured Credit Facility with a syndicate of lenders consisting of a $1,500.0 million term loan maturing on July 31, 2017, with one-year extension option and a $1,250.0 million revolving credit facility, which will mature on July 31, 2018.

BRIXMOR PROPERTY GROUP INC AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)

		Additions	Deductions
	Balance at Beginning of Period	Charged / (Credited) to Bad Debt Expense	Accounts Receivable Written Off	Balance at End of Period
Allowance for doubtful accounts:

Company

Year ended December 31, 2012	$35,066	$11,283	$(18,870)	$27,479

Period from June 28 through December 31, 2011	$36,636	$9,556	$(11,126)	$35,066

Predecessor

Period from January 1 through June 27, 2011	$36,551	$13,387	$(13,302)	$36,636

Year ended December 31, 2010	$38,317	$22,397	$(24,163)	$36,551

		Additions	Deductions
	Balance at Beginning of Period	Charged / (Credited) to Expense	Written Off	Balance at End of Period
Reserve for straight-line rents:

Company

Year ended December 31, 2012	$358	$100	$—	$458

Period from June 28 through December 31, 2011	$—	$358	$—	$358

Predecessor

Period from January 1 through June 27, 2011	$3,313	$(620)	$—	$2,693

Year ended December 31, 2010	$630	$2,683	$—	$3,313

BRIXMOR PROPERTY GROUP INC. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2012

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
Springdale	Mobile, AL	$(36,907)	$7,460	$31,235	$10,667	$7,460	$41,902	$49,362	$(5,984)	2004	Apr-07	40 years
Kroger	Scottsboro, AL	—	489	—	—	489	—	489	—	1982	Jun-11	40 years
Payton Park	Sylacauga, AL	(10,141)	1,830	12,069	2,543	1,830	14,612	16,442	(1,576)	1995	Apr-07	40 years
Glendale Galleria	Glendale, AZ	—	4,070	6,940	595	4,070	7,535	11,605	(883)	1991	Apr-07	40 years
Southern Village Mesa	Mesa, AZ	—	1,760	—	—	1,760	—	1,760	—	1987	Apr-07	40 years
Metro Marketplace	Phoenix, AZ	(5,100)	1,260	6,381	1,740	1,260	8,121	9,381	(1,489)	2001	Apr-07	40 years
Northmall Centre	Tucson, AZ	(16,956)	3,140	17,393	1,621	3,140	19,014	22,154	(1,850)	1996	Apr-07	40 years
Bakersfield Plaza	Bakersfield, CA	(14,173)	4,000	22,379	4,748	4,000	27,127	31,127	(3,034)	2007	Apr-07	40 years
Carmen Plaza	Camarillo, CA	(18,651)	5,410	17,808	2,360	5,410	20,168	25,578	(1,606)	2000	Apr-07	40 years
Cudahy Plaza	Cudahy, CA	(4,694)	4,490	12,127	1,458	4,490	13,585	18,075	(1,938)	1994	Apr-07	40 years
University Mall	Davis, CA	(15,000)	4,270	16,875	2,107	4,270	18,982	23,252	(1,428)	2011	Oct-03	40 years
Felicita Plaza	Escondido, CA	(9,375)	4,280	11,067	1,418	4,280	12,485	16,765	(1,005)	2001	Oct-03	40 years
Arbor-Broadway Faire	Fresno, CA	(24,485)	5,940	31,004	3,392	5,940	34,396	40,336	(3,214)	1993	Apr-07	40 years
Lompoc Shopping Center	Lompoc, CA	(9,900)	4,670	12,433	5,360	4,670	17,793	22,463	(1,697)	2012	Apr-07	40 years
Briggsmore Plaza	Modesto, CA	—	2,140	11,019	1,273	2,140	12,292	14,432	(1,152)	1998	Apr-07	40 years
Montebello Plaza	Montebello, CA	(36,569)	13,360	35,026	3,914	13,360	38,940	52,300	(3,019)	2012	Apr-07	40 years
California Oaks Center	Murrieta, CA	(10,100)	5,180	13,799	1,949	5,180	15,748	20,928	(1,517)	1990	Oct-03	40 years
Esplanade Shopping Center	Oxnard, CA	(52,500)	6,630	58,359	7,606	6,630	65,965	72,595	(4,476)	2012	Oct-03	40 years
Pacoima Center	Pacoima, CA	(10,900)	7,050	13,177	2,900	7,050	16,077	23,127	(1,777)	1995	Oct-03	40 years
Paradise Plaza	Paradise, CA	(8,533)	1,820	7,106	1,932	1,820	9,038	10,858	(1,314)	1997	Apr-07	40 years
Metro 580	Pleasanton, CA	(29,800)	10,500	17,110	2,338	10,500	19,448	29,948	(1,477)	2004	Apr-07	40 years
Rose Pavilion	Pleasanton, CA	(66,800)	16,790	55,554	3,520	16,790	59,074	75,864	(3,927)	2005	Apr-07	40 years
Puente Hills Town Center	Rowland Heights, CA	(29,000)	15,670	36,839	3,430	15,670	40,269	55,939	(3,562)	1984	Oct-03	40 years
San Bernardino Center	San Bernardino, CA	(8,438)	2,510	7,987	1,658	2,510	9,645	12,155	(1,264)	2003	Oct-03	40 years
Ocean View Plaza	San Clemente, CA	(43,125)	15,750	28,163	2,728	15,750	30,891	46,641	(2,469)	1997	Oct-03	40 years
Mira Mesa Mall	San Diego, CA	(84,375)	14,870	70,198	5,039	14,870	75,237	90,107	(5,276)	2003	Oct-03	40 years
San Dimas Plaza	San Dimas, CA	(27,696)	11,490	19,562	1,467	11,490	21,029	32,519	(1,649)	1986	Apr-07	40 years
Bristol Plaza	Santa Ana, CA	(8,501)	9,110	19,584	1,857	9,110	21,441	30,551	(1,823)	2003	Apr-07	40 years
Gateway Plaza	Santa Fe Springs, CA	(23,300)	9,980	26,531	4,810	9,980	31,341	41,321	(2,315)	2002	Oct-03	40 years
Santa Paula Shopping Center	Santa Paula, CA	(12,188)	3,520	15,722	2,625	3,520	18,347	21,867	(2,085)	1995	Oct-03	40 years
Vail Ranch Center	Temecula, CA	(27,478)	3,750	20,129	2,922	3,750	23,051	26,801	(2,073)	2003	Apr-07	40 years
Country Hills Shopping Center	Torrance, CA	(4,400)	3,630	7,839	993	3,630	8,832	12,462	(538)	1977	Apr-07	40 years
Gateway Plaza—Vallejo	Vallejo, CA	(47,900)	11,880	68,390	8,909	11,880	77,299	89,179	(5,620)	1991	Oct-03	40 years
Arvada Plaza	Arvada, CO	—	1,160	5,914	1,525	1,160	7,439	8,599	(889)	1994	Apr-07	40 years
Aurora Plaza	Aurora, CO	(9,652)	3,910	7,435	2,436	3,910	9,871	13,781	(1,455)	1996	Apr-07	40 years
Villa Monaco	Denver, CO	(8,472)	3,090	6,659	1,018	3,090	7,677	10,767	(759)	2012	Nov-07	40 years
Superior Marketplace	Superior, CO	(26,987)	7,090	33,805	4,171	7,090	37,976	45,066	(3,306)	2004	Apr-07	40 years
Westminster City Center	Westminster, CO	(47,000)	6,040	41,785	3,433	6,040	45,218	51,258	(3,857)	2005	Apr-07	40 years
Freshwater—Stateline Plaza	Enfield, CT	(18,347)	3,350	26,135	5,332	3,350	31,467	34,817	(2,280)	2004	Apr-07	40 years
The Shoppes at Fox Run	Glastonbury, CT	(15,194)	3,550	18,913	6,096	3,550	25,009	28,559	(1,500)	2012	Apr-07	40 years
Groton Square	Groton, CT	(22,206)	2,730	25,086	3,499	2,730	28,585	31,315	(2,018)	1987	Apr-05	40 years
Parkway Plaza	Hamden, CT	(8,200)	4,100	6,886	989	4,100	7,875	11,975	(728)	2006	Apr-05	40 years
Killingly Plaza	Killingly, CT	(9,693)	1,270	2,347	855	1,270	3,202	4,472	(241)	1990	Apr-05	40 years
The Manchester Collection	Manchester, CT	(41,688)	9,180	49,987	4,498	9,180	54,484	63,664	(4,464)	2001	Oct-06	40 years
Chamberlain Plaza	Meriden, CT	(3,209)	1,260	3,561	1,094	1,260	4,655	5,915	(403)	2004	Apr-07	40 years
Milford Center	Milford, CT	—	1,140	2,263	538	1,140	2,801	3,941	(238)	1966	Jun-11	40 years

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
Turnpike Plaza	Newington, CT	(20,500)	3,920	20,600	3,285	3,920	23,885	27,805	(1,621)	2004	Apr-07	40 years
North Haven Crossing	North Haven, CT	(10,709)	5,430	14,827	1,782	5,430	16,609	22,039	(1,311)	1993	Apr-07	40 years
Christmas Tree Plaza	Orange, CT	(5,455)	4,870	13,177	1,887	4,870	15,064	19,934	(1,597)	1996	Apr-05	40 years
Stratford Square	Stratford, CT	(13,638)	5,970	10,973	1,749	5,970	12,722	18,692	(1,766)	2013	Apr-05	40 years
Torrington Plaza	Torrington, CT	(9,234)	2,180	12,338	1,394	2,180	13,732	15,912	(1,113)	1994	Oct-06	40 years
Waterbury Plaza	Waterbury, CT	(16,744)	5,420	15,524	2,688	5,420	18,212	23,632	(1,853)	2000	Apr-07	40 years
Waterford Commons	Waterford, CT	(25,814)	4,990	42,302	5,612	4,990	47,914	52,904	(3,390)	2004	Apr-07	40 years
North Dover Shopping Center	Dover, DE	(16,100)	3,100	18,632	1,834	3,100	20,466	23,566	(2,127)	2013	Apr-05	40 years
Apopka Commons	Apopka, FL	—	755	3,490	641	755	4,131	4,886	(304)	2010	Apr-07	40 years
Brooksville Square	Brooksville, FL	(11,300)	4,140	10,576	1,657	4,140	12,233	16,373	(955)	2006	Apr-07	40 years
Coastal Way—Coastal Landing	Brooksville, FL	(28,884)	8,840	28,883	5,348	8,840	34,231	43,071	(2,922)	2004	Apr-07	40 years
Clearwater Mall	Clearwater, FL	(50,759)	15,300	51,291	4,826	15,300	56,117	71,417	(4,053)	2012	Apr-07	40 years
Coconut Creek	Coconut Creek, FL	(16,781)	7,400	23,865	1,764	7,400	25,629	33,029	(2,070)	2005	Apr-07	40 years
Century Plaza Shopping Center	Deerfield Beach, FL	(12,300)	3,050	7,286	1,252	3,050	8,538	11,588	(1,212)	2006	Apr-05	40 years
Northgate S.C.	DeLand, FL	(8,400)	3,500	9,294	1,816	3,500	11,110	14,610	(1,140)	1993	Apr-07	40 years
Morse Shores	Ft. Myers, FL	—	1,330	6,518	2,031	1,330	8,549	9,879	(1,411)	2001	Apr-07	40 years
Sun Plaza	Ft. Walton Beach, FL	(6,064)	4,480	10,018	2,640	4,480	12,658	17,138	(1,305)	2004	Apr-07	40 years
Normandy Square	Jacksonville, FL	(4,368)	1,930	4,622	1,047	1,930	5,669	7,599	(733)	1996	Apr-07	40 years
Regency Park	Jacksonville, FL	(12,602)	6,240	12,580	2,925	6,240	15,505	21,745	(1,979)	2006	Apr-07	40 years
The Shoppes at Southside	Jacksonville, FL	(23,000)	6,720	17,149	2,324	6,720	19,473	26,193	(1,577)	2004	Apr-07	40 years
Ventura Downs	Kissimmee, FL	(6,533)	3,580	7,229	1,032	3,580	8,261	11,841	(964)	2005	Apr-07	40 years
Marketplace at Wycliffe	Lake Worth, FL	(19,503)	7,930	14,439	2,001	7,930	16,440	24,370	(1,322)	2002	Apr-07	40 years
Venetian Isle Shopping Ctr	Lighthouse Point, FL	(13,874)	8,270	13,974	1,173	8,270	15,147	23,417	(1,490)	1992	Oct-06	40 years
Mall at 163rd Street	Miami, FL	—	9,450	32,842	4,049	9,450	36,891	46,341	(2,951)	2007	Apr-07	40 years
Miami Gardens	Miami, FL	(23,439)	8,876	13,572	4,303	8,876	17,875	26,751	(1,724)	1996	Apr-07	40 years
Freedom Square	Naples, FL	—	4,760	12,922	2,514	4,760	15,436	20,196	(1,374)	1995	Apr-07	40 years
Naples Plaza	Naples, FL	(17,400)	9,200	18,731	9,106	9,200	27,837	37,037	(2,206)	2013	Oct-06	40 years
Park Shore Shopping Center	Naples, FL	(14,600)	4,750	14,432	2,541	4,750	16,973	21,723	(2,155)	2013	Oct-06	40 years
Southgate	New Port Richey, FL	—	6,730	12,824	3,212	6,730	16,036	22,766	(1,325)	2012	Apr-07	40 years
Presidential Plaza	North Lauderdale, FL	(6,500)	2,070	5,180	526	2,070	5,706	7,776	(660)	2006	Apr-07	40 years
Fashion Square	Orange Park, FL	(7,517)	1,770	2,759	1,120	1,770	3,879	5,649	(391)	1996	Apr-07	40 years
Colonial Marketplace	Orlando, FL	(15,404)	4,230	18,499	1,859	4,230	20,358	24,588	(1,626)	2006	Apr-07	40 years
Pointe Orlando	Orlando, FL	—	6,120	53,014	6,155	6,120	59,169	65,289	(4,155)	2012	Apr-07	40 years
23rd Street Station	Panama City, FL	(8,385)	3,120	8,154	979	3,120	9,133	12,253	(943)	1995	Apr-07	40 years
Panama City Square	Panama City, FL	(17,089)	5,690	14,215	2,444	5,690	16,659	22,349	(2,542)	2013	Apr-07	40 years
Pensacola Square	Pensacola, FL	—	2,630	9,009	1,410	2,630	10,419	13,049	(1,126)	1995	Apr-07	40 years
Shopper’s Haven Shopping Ctr	Pompano Beach, FL	(14,960)	7,700	16,411	3,392	7,700	19,803	27,503	(1,805)	1998	Oct-06	40 years
Shoppes of Victoria Square	Port St. Lucie, FL	(6,253)	3,450	5,873	895	3,450	6,768	10,218	(835)	1990	Nov-07	40 years
Cobblestone Village I and II	Royal Palm Beach, FL	(9,994)	2,700	4,944	297	2,700	5,241	7,941	(330)	2005	Apr-07	40 years
Sarasota Village	Sarasota, FL	(10,103)	5,190	9,301	6,570	5,190	15,871	21,061	(1,206)	2011	Nov-07	40 years
Atlantic Plaza	Satellite Beach, FL	(8,857)	2,630	9,591	1,988	2,630	11,579	14,209	(856)	2008	Nov-07	40 years
Seminole Plaza	Seminole, FL	(6,988)	3,870	7,796	944	3,870	8,740	12,610	(669)	1995	Apr-07	40 years
Cobblestone Village	St. Augustine, FL	(27,907)	7,260	30,432	2,860	7,260	33,292	40,552	(2,801)	2003	Apr-07	40 years
Rutland Plaza	St. Petersburg, FL	(7,230)	3,880	6,932	1,691	3,880	8,623	12,503	(1,164)	2002	Apr-07	40 years
Skyway Plaza	St. Petersburg, FL	(8,600)	2,200	5,898	1,316	2,200	7,214	9,414	(786)	2002	Apr-07	40 years
Tyrone Gardens	St. Petersburg, FL	—	5,690	8,403	2,156	5,690	10,559	16,249	(2,059)	1998	Apr-07	40 years
Downtown Publix	Stuart, FL	(11,561)	1,770	11,378	1,469	1,770	12,847	14,617	(1,238)	2000	Apr-07	40 years
Tarpon Mall	Tarpon Springs, FL	(18,053)	7,800	12,435	2,079	7,800	14,514	22,314	(1,319)	2003	Apr-07	40 years
Albany Plaza	Albany, GA	(2,948)	1,840	2,628	618	1,840	3,246	5,086	(784)	1995	Apr-07	40 years
Mansell Crossing	Alpharetta, GA	(34,626)	19,840	31,627	3,050	19,840	34,677	54,517	(3,842)	2005	Dec-04	40 years
Perlis Plaza	Americus, GA	(7,105)	1,170	4,073	831	1,170	4,904	6,074	(1,004)	1972	Apr-07	40 years

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
Northeast Plaza	Atlanta, GA	(21,093)	5,370	35,238	3,607	5,370	38,845	44,215	(3,740)	2013	Apr-07	40 years
Augusta West Plaza	Augusta, GA	(5,301)	1,070	5,942	2,837	1,070	8,779	9,849	(1,334)	2006	Nov-07	40 years
Sweetwater Village	Austell, GA	(2,925)	1,080	2,212	922	1,080	3,134	4,214	(386)	1985	Apr-07	40 years
Cedar Plaza	Cedartown, GA	(3,800)	1,550	3,832	888	1,550	4,720	6,270	(778)	1994	Apr-07	40 years
Covered Bridge	Clayton, GA	(552)	330	1,013	281	330	1,294	1,624	(177)	2001	Apr-07	40 years
Conyers Plaza	Conyers, GA	(17,611)	3,870	10,766	2,239	3,870	13,005	16,875	(1,729)	2001	Apr-07	40 years
Cordele Square	Cordele, GA	(5,383)	2,050	4,044	1,636	2,050	5,680	7,730	(1,018)	2002	Apr-07	40 years
Habersham Crossing	Cornelia, GA	—	680	2,550	379	680	2,929	3,609	(482)	1990	Apr-07	40 years
Covington Gallery	Covington, GA	(6,940)	3,280	7,277	1,471	3,280	8,748	12,028	(1,114)	1991	Apr-07	40 years
Northside	Dalton, GA	—	1,320	3,405	789	1,320	4,194	5,514	(694)	2001	Apr-07	40 years
Cosby Station	Douglasville, GA	(5,686)	2,650	6,151	573	2,650	6,724	9,374	(719)	1994	Apr-07	40 years
Park Plaza	Douglasville, GA	(4,520)	1,470	2,657	305	1,470	2,962	4,432	(248)	1986	Apr-06	40 years
Westgate	Dublin, GA	(4,100)	1,450	3,363	639	1,450	4,002	5,452	(565)	2004	Apr-07	40 years
Venture Pointe	Duluth, GA	(10,710)	2,460	6,987	3,192	2,460	10,179	12,639	(705)	2012	Nov-04	40 years
Banks Station	Fayetteville, GA	(7,283)	3,490	10,581	2,792	3,490	13,373	16,863	(1,736)	2006	Nov-07	40 years
Barrett Place	Kennesaw, GA	(20,664)	6,990	12,025	2,444	6,990	14,469	21,459	(2,195)	1994	Nov-04	40 years
Mableton Walk	Mableton, GA	(9,974)	1,660	8,837	811	1,660	9,648	11,308	(1,009)	1994	Apr-07	40 years
The Village at Mableton	Mableton, GA	(10,100)	2,040	5,195	1,447	2,040	6,642	8,682	(1,072)	1998	Apr-05	40 years
North Park	Macon, GA	(13,514)	3,520	10,093	1,502	3,520	11,595	15,115	(1,965)	2013	Apr-05	40 years
Marshalls at Eastlake	Marietta, GA	(4,500)	2,650	2,402	624	2,650	3,026	5,676	(541)	1982	Apr-07	40 years
New Chastain Corners	Marietta, GA	(9,300)	3,090	7,420	947	3,090	8,367	11,457	(983)	2004	Apr-07	40 years
Pavilions at Eastlake	Marietta, GA	(18,452)	4,770	10,733	2,325	4,770	13,058	17,828	(1,478)	1996	Apr-07	40 years
Merchants Crossing	Newnan, GA	—	1,750	3,114	2,444	1,750	5,558	7,308	(1,017)	1974	Apr-07	40 years
Perry Marketplace	Perry, GA	(9,280)	2,540	6,502	1,717	2,540	8,219	10,759	(1,194)	2004	Apr-07	40 years
Creekwood Village	Rex, GA	(5,585)	1,400	4,243	599	1,400	4,842	6,242	(596)	1990	Apr-07	40 years
Shops of Riverdale	Riverdale, GA	(1,850)	640	1,962	196	640	2,158	2,798	(230)	1995	Apr-07	40 years
Holcomb Bridge Crossing	Roswell, GA	(6,757)	1,170	3,735	2,028	1,170	5,763	6,933	(689)	1988	Apr-06	40 years
Eisenhower Square	Savannah, GA	(8,300)	2,980	6,184	1,295	2,980	7,479	10,459	(828)	1997	Apr-07	40 years
Victory Square	Savannah, GA	(14,300)	6,230	14,278	902	6,230	15,180	21,410	(1,405)	2007	Apr-07	40 years
Wisteria Village	Snellville, GA	—	3,130	6,989	1,085	3,130	8,074	11,204	(1,538)	2004	Apr-07	40 years
Stockbridge Village	Stockbridge, GA	(24,935)	6,210	15,426	2,442	6,210	17,868	24,078	(1,804)	2008	Apr-07	40 years
Stone Mountain Festival	Stone Mountain, GA	(12,771)	5,740	12,691	4,497	5,740	17,188	22,928	(2,072)	2006	Nov-07	40 years
Tift-Town	Tifton, GA	(975)	1,380	—	(94)	1,380	(94)	1,286	2	1965	Apr-07	40 years
Davenport Retail Center	Davenport, IA	(6,100)	1,290	6,504	818	1,290	7,322	8,612	(663)	1996	Oct-06	40 years
Kimberly West Shopping Center	Davenport, IA	(3,600)	1,710	5,564	1,237	1,710	6,801	8,511	(1,185)	1987	Oct-06	40 years
Haymarket Mall	Des Moines, IA	(6,333)	2,320	7,465	2,562	2,320	10,027	12,347	(1,511)	2002	Apr-07	40 years
Haymarket Square	Des Moines, IA	(6,977)	3,360	8,239	2,676	3,360	10,915	14,275	(1,707)	2002	Apr-07	40 years
Warren Plaza	Dubuque, IA	(4,500)	1,740	6,496	933	1,740	7,429	9,169	(1,071)	1993	Oct-06	40 years
Annex of Arlington	Arlington Heights, IL	(20,481)	5,599	16,278	5,835	5,599	22,113	27,712	(1,871)	2012	Apr-07	40 years
Ridge Plaza	Arlington Heights, IL	(12,753)	3,720	7,794	4,476	3,720	12,270	15,990	(1,795)	2000	Apr-07	40 years
Bartonville Square	Bartonville, IL	(2,030)	480	3,187	566	480	3,753	4,233	(563)	2001	Oct-06	40 years
Festival Center	Bradley, IL	(1,084)	390	1,825	402	390	2,227	2,617	(430)	2006	Apr-07	40 years
Southfield Plaza	Bridgeview, IL	(14,447)	5,880	15,063	3,944	5,880	19,007	24,887	(2,335)	2006	Apr-07	40 years
Commons of Chicago Ridge	Chicago Ridge, IL	(25,720)	4,310	35,758	4,138	4,310	39,896	44,206	(3,381)	1998	Oct-06	40 years
Rivercrest Shopping Center	Crestwood, IL	(31,400)	7,010	35,876	9,025	7,010	44,901	51,911	(3,715)	2013	Oct-06	40 years
The Commons of Crystal Lake	Crystal Lake, IL	(20,600)	3,660	30,481	3,023	3,660	33,504	37,164	(2,632)	2013	Oct-06	40 years
Elk Grove Town Center	Elk Grove Village, IL	(20,945)	3,730	17,450	2,488	3,730	19,938	23,668	(1,503)	1998	Apr-07	40 years
Crossroads Centre	Fairview Heights, IL	(9,600)	3,230	14,879	1,724	3,230	16,603	19,833	(1,604)	1975	Oct-06	40 years
Freeport Plaza	Freeport, IL	(4,900)	660	4,343	1,408	660	5,751	6,411	(770)	2000	Apr-07	40 years
Westview Center	Hanover Park, IL	(17,877)	6,130	26,917	4,726	6,130	31,643	37,773	(3,631)	1989	Oct-06	40 years
The Quentin Collection	Kildeer, IL	(22,446)	5,780	25,190	2,661	5,780	27,851	33,631	(2,142)	2006	Apr-07	40 years
Butterfield Square	Libertyville, IL	(13,400)	3,430	12,256	1,355	3,430	13,611	17,041	(1,506)	2013	Oct-06	40 years

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
High Point Centre	Lombard, IL	(16,870)	7,510	19,658	2,378	7,510	22,036	29,546	(2,386)	1992	Oct-06	40 years
Marketplace at Matteson	Matteson, IL	(16,800)	2,160	9,422	5,235	2,160	14,657	16,817	(2,473)	2000	Apr-07	40 years
Long Meadow Commons	Mundelein, IL	(11,900)	4,700	9,386	2,283	4,700	11,669	16,369	(1,345)	1997	Oct-06	40 years
Westridge Court	Naperville, IL	(60,870)	11,150	68,624	9,685	11,150	78,309	89,459	(6,763)	2013	Apr-07	40 years
Sterling Bazaar	Peoria, IL	(5,000)	2,050	5,708	1,164	2,050	6,872	8,922	(861)	1992	Oct-06	40 years
Rollins Crossing	Round Lake Beach, IL	(25,600)	3,040	18,691	5,176	3,040	23,867	26,907	(2,100)	1998	Oct-06	40 years
Twin Oaks Shopping Center	Silvis, IL	(5,180)	1,300	4,935	1,982	1,300	6,917	8,217	(552)	1991	Oct-06	40 years
Fairhills Mall	Springfield, IL	(7,100)	1,830	5,060	1,101	1,830	6,161	7,991	(954)	2007	Oct-06	40 years
Parkway Pointe	Springfield, IL	(3,600)	650	5,717	575	650	6,292	6,942	(602)	1994	Oct-06	40 years
Sangamon Center North	Springfield, IL	(9,950)	2,350	8,097	1,586	2,350	9,683	12,033	(1,258)	1996	Oct-06	40 years
Tinley Park Plaza	Tinley Park, IL	(19,335)	12,250	19,973	2,857	12,250	22,830	35,080	(2,434)	2005	Apr-07	40 years
Meridian Village Plaza	Carmel, IN	(8,380)	2,290	7,164	1,980	2,290	9,144	11,434	(824)	1990	Oct-06	40 years
Columbus Center	Columbus, IN	(10,141)	1,480	13,067	1,815	1,480	14,882	16,362	(1,518)	2005	Apr-07	40 years
Elkhart Plaza West	Elkhart, IN	(7,100)	770	5,152	1,530	770	6,682	7,452	(606)	1997	Apr-07	40 years
Apple Glen Crossing	Fort Wayne, IN	(13,100)	2,550	18,535	1,677	2,550	20,212	22,762	(1,575)	2002	Oct-06	40 years
Elkhart Market Centre	Goshen, IN	(8,006)	2,000	14,320	3,506	2,000	17,826	19,826	(1,863)	1994	Apr-07	40 years
Marwood Plaza	Indianapolis, IN	(5,175)	1,720	4,962	691	1,720	5,653	7,373	(914)	1992	Apr-07	40 years
Westlane Shopping Center	Indianapolis, IN	(2,917)	870	2,262	721	870	2,983	3,853	(627)	1982	Apr-07	40 years
Valley View Plaza	Marion, IN	(1,735)	440	2,774	404	440	3,178	3,618	(415)	1997	Apr-07	40 years
Bittersweet Plaza	Mishawaka, IN	(6,100)	840	6,154	685	840	6,839	7,679	(1,050)	2000	Oct-06	40 years
Lincoln Plaza	New Haven, IN	(3,700)	780	5,557	946	780	6,503	7,283	(899)	1968	Oct-06	40 years
Speedway Super Center	Speedway, IN	(29,150)	8,410	44,534	6,105	8,410	50,639	59,049	(4,987)	2010	Oct-06	40 years
Knox Plaza	Vincennes, IN	—	470	—	267	470	267	737	—	1989	Apr-07	40 years
Sagamore Park Centre	West Lafayette, IN	(6,850)	2,390	10,028	1,226	2,390	11,254	13,644	(1,066)	2003	Oct-06	40 years
Westchester Square	Lenexa, KS	(12,300)	3,250	13,203	1,557	3,250	14,760	18,010	(1,402)	1987	Oct-06	40 years
West Loop Shopping Center	Manhattan, KS	(9,300)	2,800	10,717	4,329	2,800	15,046	17,846	(1,226)	2013	Oct-06	40 years
Green River Plaza	Campbellsville, KY	(9,022)	4,200	8,668	1,943	4,200	10,611	14,811	(1,388)	1989	Apr-07	40 years
Kmart Plaza	Elizabethtown, KY	(5,945)	2,370	4,880	1,325	2,370	6,205	8,575	(822)	1992	Apr-07	40 years
Florence Plaza—Florence Square	Florence, KY	(19,543)	9,380	44,288	6,867	9,380	51,155	60,535	(5,199)	2012	Apr-07	40 years
Highland Commons	Glasgow, KY	(3,605)	1,940	4,916	1,347	1,940	6,263	8,203	(825)	1992	Apr-07	40 years
Jeffersontown Commons	Jeffersontown, KY	(11,450)	3,920	12,516	2,270	3,920	14,786	18,706	(1,754)	2005	Apr-07	40 years
Mist Lake Plaza	Lexington, KY	(14,350)	4,200	9,112	1,578	4,200	10,690	14,890	(1,725)	1993	Apr-07	40 years
London Marketplace	London, KY	(8,416)	1,400	8,339	2,038	1,400	10,377	11,777	(1,142)	1994	Apr-07	40 years
Eastgate Shopping Center	Louisville, KY	(16,100)	4,300	11,652	2,278	4,300	13,930	18,230	(1,447)	2002	Apr-07	40 years
Plainview Village	Louisville, KY	(10,080)	2,600	8,758	2,042	2,600	10,800	13,400	(1,283)	1997	Oct-06	40 years
Stony Brook I & II	Louisville, KY	(17,250)	3,650	16,200	1,874	3,650	18,074	21,724	(1,352)	1988	Oct-06	40 years
Towne Square North	Owensboro, KY	(6,933)	2,230	7,758	1,374	2,230	9,132	11,362	(1,182)	1988	Apr-07	40 years
Lexington Road Plaza	Versailles, KY	(9,500)	3,950	9,207	2,435	3,950	11,642	15,592	(1,176)	2007	Apr-07	40 years
Karam Shopping Center	Lafayette, LA	(2,093)	410	2,226	952	410	3,178	3,588	(441)	1998	Apr-07	40 years
Iberia Plaza	New Iberia, LA	(6,800)	2,590	4,658	1,966	2,590	6,624	9,214	(849)	1992	Apr-07	40 years
Lagniappe Village	New Iberia, LA	(11,350)	3,170	7,574	4,288	3,170	11,862	15,032	(1,725)	2010	Apr-07	40 years
The Pines	Pineville, LA	(5,662)	3,080	6,941	1,218	3,080	8,159	11,239	(1,120)	1991	Nov-07	40 years
Points West	Brockton, MA	(8,004)	2,200	8,898	1,814	2,200	10,712	12,912	(1,389)	2007	Apr-07	40 years
Burlington Square I, II & III	Burlington, MA	(20,800)	4,690	11,093	2,262	4,690	13,355	18,045	(1,496)	1992	Oct-06	40 years
Chicopee Marketplace	Chicopee, MA	(17,415)	3,470	23,394	1,975	3,470	25,369	28,839	(1,936)	2005	Apr-07	40 years
Holyoke Shopping Center	Holyoke, MA	(11,700)	3,110	9,882	2,437	3,110	12,319	15,429	(1,476)	2000	Apr-07	40 years
WaterTower Plaza	Leominster, MA	(29,309)	10,400	35,763	4,577	10,400	40,340	50,740	(3,661)	2000	Oct-06	40 years
Lunenberg Crossing	Lunenburg, MA	(2,198)	930	1,860	354	930	2,214	3,144	(238)	1994	Apr-07	40 years
Lynn Marketplace	Lynn, MA	(5,229)	3,100	4,867	818	3,100	5,685	8,785	(990)	1968	Oct-06	40 years
Berkshire Crossing	Pittsfield, MA	(23,471)	5,210	32,887	6,968	5,210	39,855	45,065	(3,039)	1994	Oct-06	40 years
Westgate Plaza	Westfield, MA	(5,886)	2,250	8,328	1,738	2,250	10,066	12,316	(1,229)	1996	Oct-06	40 years
Perkins Farm Marketplace	Worcester, MA	(17,625)	2,150	15,083	2,017	2,150	17,100	19,250	(1,647)	1998	Oct-06	40 years

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
Campus Village	College Park, MD	(5,100)	1,660	4,686	649	1,660	5,335	6,995	(347)	1986	Apr-05	40 years
Fox Run	Prince Frederick, MD	(24,199)	3,560	28,561	2,952	3,560	31,513	35,073	(2,855)	1997	Apr-05	40 years
Liberty Plaza	Randallstown, MD	—	2,820	4,952	17,188	2,820	22,140	24,960	(400)	2012	Apr-07	40 years
Rising Sun Towne Centre	Rising Sun, MD	(17,100)	1,970	15,312	1,664	1,970	16,976	18,946	(993)	2013	Apr-07	40 years
BJ’s Plaza	Portland, ME	(6,450)	1,200	4,825	1,419	1,200	6,244	7,444	(716)	1991	Apr-07	40 years
Pine Tree Shopping Center	Portland, ME	(9,600)	2,860	14,648	4,937	2,860	19,585	22,445	(2,007)	1958	Oct-06	40 years
Maple Village	Ann Arbor, MI	(18,950)	3,200	16,459	2,948	3,200	19,407	22,607	(2,153)	2000	Apr-07	40 years
Grand Crossing	Brighton, MI	(4,433)	1,780	6,624	1,030	1,780	7,654	9,434	(863)	2005	Apr-07	40 years
Farmington Crossroads	Farmington, MI	—	1,620	3,925	1,060	1,620	4,985	6,605	(400)	1986	Jun-11	40 years
Silver Pointe Shopping Center	Fenton, MI	(10,281)	3,840	10,915	2,444	3,840	13,359	17,199	(1,732)	1996	Apr-07	40 years
Fremont	Fremont, MI	(1,700)	1,510	—	15	1,510	15	1,525	(19)	2007	Apr-07	40 years
Cascade East	Grand Rapids, MI	(7,780)	1,280	4,676	1,003	1,280	5,679	6,959	(788)	1983	Apr-07	40 years
Kentwood	Kentwood, MI	—	1,820	—	—	1,820	—	1,820	(1)	1987	Jun-11	40 years
Delta Center	Lansing, MI	(5,581)	1,580	7,192	2,490	1,580	9,682	11,262	(1,464)	2005	Apr-07	40 years
Lakes Crossing	Muskegon, MI	(12,000)	1,440	12,635	2,774	1,440	15,409	16,849	(1,144)	2011	Apr-04	40 years
Redford Plaza	Redford, MI	(14,400)	7,510	16,158	4,209	7,510	20,367	27,877	(3,382)	1992	Oct-06	40 years
Hampton Village Centre	Rochester Hills, MI	(28,171)	5,370	43,343	7,396	5,370	50,739	56,109	(4,590)	2004	Apr-07	40 years
Fashion Corners	Saginaw, MI	(12,519)	1,940	15,831	2,101	1,940	17,932	19,872	(2,077)	2004	Apr-07	40 years
Green Acres	Saginaw, MI	(5,550)	2,170	6,402	3,660	2,170	10,062	12,232	(1,711)	2011	Apr-07	40 years
Hall Road Crossing	Shelby Township, MI	(13,850)	5,800	14,306	3,464	5,800	17,770	23,570	(2,675)	1999	Apr-07	40 years
Southfield Plaza	Southfield, MI	—	1,320	3,154	931	1,320	4,085	5,405	(584)	2002	Apr-07	40 years
18 Ryan	Sterling Heights, MI	(5,954)	3,160	9,247	2,086	3,160	11,333	14,493	(1,231)	1997	Apr-07	40 years
Delco Plaza	Sterling Heights, MI	(3,921)	2,860	5,577	1,666	2,860	7,243	10,103	(1,485)	1996	Apr-07	40 years
Grand Traverse Crossing	Traverse City, MI	(17,960)	3,100	25,556	6,870	3,100	32,426	35,526	(2,307)	1996	Oct-06	40 years
West Ridge Shopping Center	Westland, MI	(9,693)	1,800	5,568	1,053	1,800	6,621	8,421	(1,191)	1989	Apr-07	40 years
Westland Crossing	Westland, MI	—	4,180	—	62	4,180	62	4,242	(10)	1999	Jun-11	40 years
Roundtree Place	Ypsilanti, MI	(11,687)	3,520	7,935	1,353	3,520	9,288	12,808	(1,655)	1992	Apr-07	40 years
Washtenaw Fountain Plaza	Ypsilanti, MI	(5,175)	2,030	5,862	1,383	2,030	7,245	9,275	(1,101)	2005	Apr-07	40 years
Southport Centre I—VI	Apple Valley, MN	(13,015)	4,960	17,143	1,442	4,960	18,585	23,545	(1,493)	1985	Oct-06	40 years
Austin Town Center	Austin, MN	(5,850)	1,280	3,462	1,296	1,280	4,758	6,038	(689)	1999	Oct-06	40 years
Brookdale Square	Brooklyn Center, MN	—	9,110	—	98	9,110	98	9,208	(14)	1994	Jun-11	40 years
Central Valu Center	Columbia Heights, MN	(5,200)	2,650	6,376	1,013	2,650	7,389	10,039	(1,385)	1961	Oct-06	40 years
Burning Tree Plaza	Duluth, MN	(11,480)	4,790	14,385	1,659	4,790	16,044	20,834	(2,174)	1987	Oct-06	40 years
Elk Park Center	Elk River, MN	(19,325)	3,770	16,584	2,280	3,770	18,864	22,634	(2,024)	1999	Oct-06	40 years
Westwind Plaza	Minnetonka, MN	(13,600)	2,630	11,142	1,103	2,630	12,245	14,875	(1,026)	2007	Oct-06	40 years
Richfield Hub & West Shopping Center	Richfield, MN	(16,320)	7,960	18,366	1,669	7,960	20,035	27,995	(1,935)	1992	Oct-06	40 years
Terrace Center	Robbinsdale, MN	(6,816)	2,700	5,865	1,103	2,700	6,968	9,668	(1,395)	1993	Oct-06	40 years
Roseville Center	Roseville , MN	(6,090)	1,620	7,592	1,060	1,620	8,652	10,272	(808)	2000	Oct-06	40 years
Marketplace @ 42	Savage, MN	(15,200)	5,150	11,766	1,571	5,150	13,337	18,487	(1,183)	1999	Oct-06	40 years
Sun Ray Shopping Center	St. Paul, MN	(19,800)	5,250	18,369	3,465	5,250	21,834	27,084	(2,391)	2013	Oct-06	40 years
White Bear Hills Shopping Center	White Bear Lake, MN	(4,576)	1,790	5,148	1,148	1,790	6,296	8,086	(770)	1996	Oct-06	40 years
Ellisville Square	Ellisville, MO	(6,500)	2,130	6,179	1,858	2,130	8,037	10,167	(1,080)	1989	Oct-06	40 years
Clocktower Place	Florissant, MO	(9,300)	3,590	7,630	3,315	3,590	10,945	14,535	(1,319)	2013	Oct-06	40 years
Prospect Plaza	Gladstone, MO	(9,900)	1,980	10,989	1,881	1,980	12,870	14,850	(1,946)	1999	Oct-06	40 years
Hub Shopping Center	Independence, MO	(7,025)	850	6,599	1,444	850	8,043	8,893	(1,407)	1995	Oct-06	40 years
Watts Mill Plaza	Kansas City, MO	(12,800)	2,610	12,497	1,859	2,610	14,356	16,966	(1,666)	1997	Oct-06	40 years
Liberty Corners	Liberty, MO	(5,740)	2,530	7,519	1,609	2,530	9,128	11,658	(1,028)	1987	Oct-06	40 years
Maplewood Square	Maplewood, MO	(3,730)	1,450	3,790	802	1,450	4,592	6,042	(447)	1998	Oct-06	40 years
Clinton Crossing	Clinton, MS	(6,667)	2,760	7,612	1,723	2,760	9,335	12,095	(706)	2008	Nov-07	40 years
County Line Plaza	Jackson, MS	(21,344)	2,820	22,280	2,785	2,820	25,065	27,885	(2,615)	1997	Oct-06	40 years
Jacksonian Plaza	Jackson, MS	—	1,070	2,196	586	1,070	2,782	3,852	(607)	1990	Apr-07	40 years

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
Devonshire Place	Cary, NC	(5,023)	940	3,422	3,430	940	6,852	7,792	(652)	2012	Apr-07	40 years
McMullen Creek Market	Charlotte, NC	(18,500)	10,590	21,956	2,609	10,590	24,565	35,155	(2,925)	2007	Oct-06	40 years
The Commons at Chancellor Park	Charlotte, NC	(18,750)	5,240	17,429	3,110	5,240	20,539	25,779	(2,265)	2005	Oct-06	40 years
Macon Plaza	Franklin, NC	(2,975)	770	2,613	1,250	770	3,863	4,633	(415)	2001	Apr-07	40 years
Franklin Square	Gastonia, NC	(23,430)	7,060	26,572	2,861	7,060	29,433	36,493	(3,013)	2007	Oct-06	40 years
Wendover Place	Greensboro, NC	(31,620)	15,990	34,330	4,987	15,990	39,317	55,307	(4,148)	2000	Oct-06	40 years
University Commons	Greenville, NC	(18,000)	5,350	24,374	2,188	5,350	26,562	31,912	(2,228)	2007	Oct-06	40 years
Longview Crossing	Hickory, NC	(1,200)	120	718	624	120	1,342	1,462	(144)	1988	Apr-07	40 years
Valley Crossing	Hickory, NC	(5,500)	2,130	6,367	5,829	2,130	12,196	14,326	(661)	2013	Apr-07	40 years
Kinston Pointe	Kinston, NC	(5,775)	2,180	6,248	2,312	2,180	8,560	10,740	(1,320)	2001	Apr-07	40 years
Magnolia Plaza	Morganton, NC	(4,427)	730	3,175	591	730	3,766	4,496	(754)	1990	Apr-05	40 years
Roxboro Square	Roxboro, NC	—	1,550	4,158	4,847	1,550	9,005	10,555	(826)	2005	Apr-07	40 years
Innes Street Market	Salisbury, NC	(24,300)	12,180	23,850	3,654	12,180	27,504	39,684	(3,029)	2002	Oct-05	40 years
Siler Crossing	Siler City, NC	—	523	2,028	1,043	523	3,071	3,594	(502)	1988	Apr-07	40 years
Crossroads	Statesville, NC	(21,943)	6,220	13,951	1,752	6,220	15,703	21,923	(1,697)	1997	Apr-07	40 years
Thomasville Crossing	Thomasville, NC	(4,500)	2,690	4,392	930	2,690	5,322	8,012	(683)	1996	Apr-07	40 years
Anson Station	Wadesboro, NC	(2,024)	910	2,730	1,296	910	4,026	4,936	(778)	1988	Apr-07	40 years
New Centre Market	Wilmington, NC	(12,042)	5,730	14,439	843	5,730	15,282	21,012	(1,356)	1998	Oct-06	40 years
University Commons	Wilmington, NC	(20,200)	6,910	24,301	2,947	6,910	27,248	34,158	(2,264)	2007	Oct-06	40 years
Parkway Plaza	Winston-Salem, NC	(19,865)	6,910	14,908	3,004	6,910	17,912	24,822	(2,810)	2005	Apr-07	40 years
Stratford Commons	Winston-Salem, NC	(8,183)	2,770	8,445	957	2,770	9,402	12,172	(801)	1995	Apr-07	40 years
Bedford Grove	Bedford, NH	(22,775)	3,400	16,525	2,548	3,400	19,073	22,473	(2,020)	1989	Oct-06	40 years
Capitol Shopping Center	Concord, NH	(9,600)	2,160	9,913	1,847	2,160	11,760	13,920	(1,793)	2001	Oct-06	40 years
Willow Springs Plaza	Nashua, NH	(14,791)	3,490	18,064	2,412	3,490	20,476	23,966	(1,842)	1990	Apr-07	40 years
Seacoast Shopping Center	Seabrook, NH	(4,988)	2,230	7,991	1,063	2,230	9,054	11,284	(1,387)	1991	Apr-07	40 years
Tri-City Plaza	Somersworth, NH	(7,938)	1,900	8,816	1,324	1,900	10,140	12,040	(1,412)	1990	Oct-06	40 years
Laurel Square	Brick, NJ	(14,939)	5,400	18,597	2,448	5,400	21,045	26,445	(2,795)	2003	Apr-07	40 years
the Shoppes at Cinnaminson	Cinnaminson, NJ	(32,950)	6,030	41,722	4,573	6,030	46,295	52,325	(2,782)	2010	Apr-07	40 years
A&P Fresh Market	Clark, NJ	(6,843)	2,630	7,137	1,214	2,630	8,351	10,981	(479)	2007	Apr-07	40 years
Collegetown Shopping Center	Glassboro, NJ	(10,646)	1,560	13,790	2,577	1,560	16,367	17,927	(2,464)	1995	Apr-05	40 years
Hamilton Plaza-Kmart Plaza	Hamilton, NJ	(4,208)	1,580	7,821	1,275	1,580	9,096	10,676	(1,487)	1972	Apr-07	40 years
Bennetts Mills Plaza	Jackson, NJ	(13,140)	3,130	15,166	1,743	3,130	16,909	20,039	(1,128)	2002	Apr-07	40 years
Lakewood Plaza	Lakewood, NJ	(33,950)	5,090	23,417	2,821	5,090	26,238	31,328	(2,427)	1966	Apr-05	40 years
Marlton Crossing	Marlton, NJ	(42,048)	5,950	41,345	5,445	5,950	46,790	52,740	(3,956)	2013	Apr-05	40 years
Middletown Plaza	Middletown, NJ	(27,228)	5,060	38,546	3,463	5,060	42,009	47,069	(2,646)	2001	Apr-07	40 years
Old Bridge Gateway	Old Bridge, NJ	(24,490)	7,200	34,440	3,755	7,200	38,195	45,395	(3,163)	1995	Oct-06	40 years
Morris Hills Shopping Center	Parsippany, NJ	(17,891)	3,970	27,797	2,373	3,970	30,170	34,140	(2,121)	1994	Oct-06	40 years
Rio Grande Plaza	Rio Grande, NJ	(7,500)	1,660	11,418	1,370	1,660	12,788	14,448	(1,305)	1997	Apr-05	40 years
Ocean Heights Shopping Center	Somers Point, NJ	(22,967)	6,110	32,301	2,802	6,110	35,103	41,213	(1,867)	2006	Apr-05	40 years
ShopRite Supermarket	Springfield, NJ	(3,504)	1,150	3,571	739	1,150	4,310	5,460	(285)	1965	Apr-05	40 years
Tinton Falls Plaza	Tinton Falls, NJ	(12,800)	3,080	10,565	2,151	3,080	12,716	15,796	(1,074)	2006	Apr-07	40 years
Cross Keys Commons	Turnersville, NJ	(36,625)	5,840	30,655	3,150	5,840	33,805	39,645	(2,619)	1996	Oct-06	40 years
Dover Park Plaza	Yardville, NJ	(5,805)	1,030	6,892	934	1,030	7,826	8,856	(613)	2005	Apr-07	40 years
St Francis Plaza	Santa Fe, NM	(3,900)	1,110	4,308	535	1,110	4,843	5,953	(305)	1993	Oct-06	40 years
Smith’s	Socorro, NM	(2,193)	600	4,621	829	600	5,450	6,050	(488)	1976	Apr-07	40 years
Galleria Commons	Henderson, NV	(24,623)	3,220	26,843	2,277	3,220	29,120	32,340	(2,962)	2005	Apr-07	40 years
Renaissance Center East	Las Vegas, NV	(16,956)	4,490	9,433	2,287	4,490	11,720	16,210	(1,053)	2012	Apr-07	40 years
Kietzke Center	Reno, NV	—	2,542	4,056	1,820	2,542	5,876	8,418	(978)	1974	Apr-07	40 years
University Mall	Canton, NY	—	164	1,500	423	164	1,923	2,087	(304)	1967	Apr-07	40 years
Parkway Plaza	Carle Place, NY	(13,770)	5,790	18,350	1,402	5,790	19,752	25,542	(1,591)	1993	Oct-06	40 years
Kmart Plaza	Dewitt, NY	(3,759)	1,080	4,477	929	1,080	5,406	6,486	(1,226)	1970	Apr-07	40 years
Unity Plaza	East Fishkill, NY	(8,915)	2,100	12,847	1,214	2,100	14,061	16,161	(772)	2005	Apr-07	40 years

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
Suffolk Plaza	East Setauket, NY	(6,100)	2,780	11,066	1,334	2,780	12,400	15,180	(1,010)	1998	Oct-06	40 years
Three Village Shopping Center	East Setauket, NY	(10,043)	5,310	14,024	1,841	5,310	15,865	21,175	(975)	1991	Oct-06	40 years
Elmira Plaza	Elmira, NY	(1,700)	290	1,124	302	290	1,426	1,716	(368)	2001	Apr-07	40 years
Stewart Plaza	Garden City, NY	—	6,040	19,523	2,703	6,040	22,226	28,266	(2,184)	1990	Apr-07	40 years
Genesee Valley Shopping Center	Geneseo, NY	(13,524)	2,090	13,050	2,718	2,090	15,768	17,858	(1,749)	2007	Apr-07	40 years
Pyramid Mall	Geneva, NY	(11,250)	660	(12)	329	660	317	977	(14)	2006	Apr-07	40 years
McKinley Plaza	Hamburg, NY	(10,001)	1,300	11,971	852	1,300	12,823	14,123	(1,029)	1991	Apr-07	40 years
Dalewood I, II & III Shopping Center	Hartsdale, NY	(31,756)	6,900	53,463	3,943	6,900	57,406	64,306	(2,995)	2012	Oct-06	40 years
Hornell Plaza	Hornell, NY	(17,834)	2,270	17,490	3,407	2,270	20,897	23,167	(2,652)	2005	Apr-07	40 years
Cayuga Mall	Ithaca, NY	(7,437)	1,180	8,897	2,992	1,180	11,889	13,069	(1,729)	2013	Apr-07	40 years
Kings Park Shopping Center	Kings Park, NY	(7,776)	4,790	10,445	868	4,790	11,313	16,103	(943)	1985	Oct-06	40 years
Falcaro’s Plaza	Lawrence, NY	(7,384)	3,410	9,108	1,055	3,410	10,163	13,573	(746)	1972	Oct-06	40 years
Shops at Seneca Mall	Liverpool, NY	(7,123)	530	6,174	2,095	530	8,269	8,799	(2,121)	2005	Apr-07	40 years
A & P Mamaroneck	Mamaroneck, NY	—	1,460	886	236	1,460	1,122	2,582	(139)	1976	Jun-11	40 years
Village Square	Mamaroneck, NY	(3,208)	1,320	4,913	584	1,320	5,497	6,817	(289)	1981	Oct-06	40 years
Sunshine Square	Medford, NY	(17,099)	7,350	21,507	3,209	7,350	24,716	32,066	(1,880)	2007	Apr-07	40 years
Wallkill Plaza	Middletown, NY	(5,600)	1,360	5,970	3,005	1,360	8,975	10,335	(1,641)	2012	Apr-07	40 years
Monroe ShopRite Plaza	Monroe, NY	(8,670)	1,840	14,114	1,842	1,840	15,956	17,796	(1,430)	1985	Apr-07	40 years
Rockland Plaza	Nanuet, NY	(46,745)	10,700	57,169	2,811	10,700	59,980	70,680	(3,733)	2006	Apr-07	40 years
North Ridge Plaza	New Rochelle, NY	(8,649)	4,910	8,764	1,037	4,910	9,801	14,711	(725)	1971	Apr-05	40 years
Nesconset Shopping Center	Port Jefferson Station, NY	(13,300)	5,510	19,198	2,086	5,510	21,284	26,794	(1,594)	2012	Oct-06	40 years
Port Washington	Port Washington, NY	(746)	440	364	125	440	489	929	(163)	1968	Apr-05	40 years
Roanoke Plaza	Riverhead, NY	(9,900)	5,050	13,411	1,814	5,050	15,225	20,275	(1,483)	2002	Oct-06	40 years
Rockville Centre	Rockville Centre, NY	(5,000)	3,590	6,506	509	3,590	7,015	10,605	(535)	1975	Oct-06	40 years
Mohawk Acres	Rome, NY	(7,533)	1,720	11,631	2,467	1,720	14,098	15,818	(1,328)	2005	Apr-07	40 years
College Plaza	Selden, NY	(9,975)	6,330	12,221	12,359	6,330	24,580	30,910	(1,640)	2013	Oct-06	40 years
Campus Plaza	Vestal, NY	(15,300)	1,170	14,078	2,375	1,170	16,453	17,623	(1,908)	2003	Apr-05	40 years
Parkway Plaza	Vestal, NY	(9,938)	1,400	17,039	2,873	1,400	19,912	21,312	(1,622)	2012	Apr-05	40 years
Shoppes at Vestal	Vestal, NY	(13,600)	1,340	14,241	508	1,340	14,749	16,089	(1,042)	2000	Apr-05	40 years
Town Square Mall	Vestal, NY	(32,100)	2,520	38,628	4,558	2,520	43,186	45,706	(3,686)	2012	Apr-05	40 years
The Plaza at Salmon Run	Watertown, NY	(7,600)	1,420	11,277	1,154	1,420	12,431	13,851	(1,487)	1993	Oct-06	40 years
Highridge Plaza	Yonkers, NY	(15,433)	6,020	16,446	1,055	6,020	17,501	23,521	(1,487)	1977	Apr-05	40 years
Brunswick Town Center	Brunswick, OH	(11,317)	2,930	16,995	1,583	2,930	18,578	21,508	(1,068)	2004	Apr-07	40 years
30th Street Plaza	Canton, OH	(12,400)	1,950	12,685	1,823	1,950	14,508	16,458	(1,241)	1999	Oct-05	40 years
Brentwood Plaza	Cincinnati, OH	(17,375)	5,090	18,087	2,890	5,090	20,977	26,067	(1,811)	2004	Apr-07	40 years
Delhi Shopping Center	Cincinnati, OH	(7,400)	3,690	7,231	1,142	3,690	8,373	12,063	(1,311)	2012	Apr-07	40 years
Harpers Station	Cincinnati, OH	(22,025)	3,110	23,284	2,444	3,110	25,728	28,838	(2,241)	2000	Apr-07	40 years
Western Hills Plaza	Cincinnati, OH	(26,100)	8,690	24,620	3,502	8,690	28,122	36,812	(3,107)	2011	Apr-07	40 years
Western Village	Cincinnati, OH	(10,200)	3,370	11,120	1,958	3,370	13,078	16,448	(941)	2005	Apr-07	40 years
Crown Point	Columbus, OH	(12,866)	2,120	13,046	2,036	2,120	15,082	17,202	(1,373)	1998	Apr-07	40 years
Greentree Shopping Center	Columbus, OH	(8,000)	1,920	10,509	1,627	1,920	12,136	14,056	(987)	2005	Apr-07	40 years
Karl Plaza	Columbus, OH	(3,510)	1,220	1,831	1,045	1,220	2,876	4,096	(698)	1992	Apr-07	40 years
Brandt Pike Place	Dayton, OH	—	616	1,384	325	616	1,709	2,325	(168)	2008	Apr-07	40 years
South Towne Centre	Dayton, OH	(23,999)	4,990	39,593	3,916	4,990	43,509	48,499	(3,560)	2008	Apr-07	40 years
The Vineyards	Eastlake, OH	(4,997)	1,170	5,848	1,089	1,170	6,937	8,107	(1,327)	1989	Apr-07	40 years
Midway Crossing	Elyria, OH	—	2,670	7,155	1,865	2,670	9,020	11,690	(900)	1986	Apr-07	40 years
Midway Market Square	Elyria, OH	(7,225)	4,280	17,967	3,100	4,280	21,067	25,347	(1,987)	2001	Apr-07	40 years
Southland Shopping Center	Middleburg Heights, OH	(37,674)	5,940	48,673	8,540	5,940	57,213	63,153	(4,983)	2013	Apr-07	40 years
Napoleon Center	Napoleon, OH	—	420	3,400	1,039	420	4,439	4,859	(540)	1991	Apr-07	40 years
New Boston	New Boston, OH	—	2,070	—	151	2,070	151	2,221	(17)	2000	Apr-07	40 years
Tops Plaza	North Olmsted, OH	(4,209)	510	2,714	1,309	510	4,023	4,533	(306)	2002	Apr-07	40 years
Tops Plaza	North Ridgeville, OH	(5,604)	1,140	4,370	1,325	1,140	5,695	6,835	(455)	2002	Apr-07	40 years

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
Great Eastern Shopping Plaza	Northwood, OH	—	6,890	—	37	6,890	37	6,927	(3)	1956	Nov-07	40 years
Surrey Square Mall	Norwood, OH	(8,337)	3,900	15,469	3,296	3,900	18,765	22,665	(1,418)	2010	Apr-07	40 years
Market Place	Piqua, OH	(2,900)	390	3,275	1,652	390	4,927	5,317	(504)	2012	Apr-07	40 years
Brice Park	Reynoldsburg, OH	—	2,820	11,274	1,646	2,820	12,920	15,740	(1,678)	1989	Apr-07	40 years
Streetsboro Crossing	Streetsboro, OH	(8,925)	640	4,438	1,570	640	6,008	6,648	(527)	2002	Apr-07	40 years
Starlite Plaza	Sylvania, OH	—	1,200	3,375	908	1,200	4,283	5,483	(668)	2000	Jun-11	40 years
Alexis Park	Toledo, OH	—	2,040	—	172	2,040	172	2,212	(28)	1988	Jun-11	40 years
Miracle Mile Shopping Plaza	Toledo, OH	(7,067)	1,510	12,659	3,110	1,510	15,769	17,279	(1,846)	2008	Nov-07	40 years
Southland Shopping Plaza	Toledo, OH	(8,200)	2,440	9,394	1,986	2,440	11,380	13,820	(1,840)	1988	Apr-07	40 years
Northgate Plaza	Westerville, OH	—	300	1,074	248	300	1,322	1,622	(148)	2008	Apr-07	40 years
Marketplace	Tulsa, OK	(6,223)	5,040	11,341	3,306	5,040	14,647	19,687	(1,845)	1992	Apr-07	40 years
Village West	Allentown, PA	(13,067)	4,180	21,788	1,898	4,180	23,686	27,866	(1,639)	1999	Apr-05	40 years
Park Hills Plaza	Altoona, PA	(19,571)	4,390	20,207	3,613	4,390	23,820	28,210	(2,382)	1985	Apr-05	40 years
Bensalem Square	Bensalem, PA	(8,388)	1,800	4,390	1,454	1,800	5,844	7,644	(552)	1986	Apr-05	40 years
Bethel Park	Bethel Park, PA	(10,066)	3,060	15,741	2,736	3,060	18,477	21,537	(1,967)	2004	Apr-07	40 years
Bethlehem Square	Bethlehem, PA	(29,812)	8,830	33,792	3,329	8,830	37,121	45,951	(4,206)	1994	Apr-05	40 years
Lehigh Shopping Center	Bethlehem, PA	(15,982)	6,980	27,878	5,515	6,980	33,393	40,373	(3,542)	2013	Oct-06	40 years
Boyertown Shopping Center	Boyertown, PA	(3,200)	1,680	2,930	2,590	1,680	5,520	7,200	(377)	2012	Oct-06	40 years
Bradford Mall	Bradford, PA	—	550	—	318	550	318	868	(27)	1993	Jun-11	40 years
Bristol Park	Bristol, PA	(16,196)	3,180	18,836	3,048	3,180	21,884	25,064	(2,708)	2013	Apr-05	40 years
Bristol Plaza	Bristol, PA	—	2,010	4,846	732	2,010	5,578	7,588	(705)	1989	Apr-07	40 years
Chalfont Village Shopping Center	Chalfont, PA	(3,998)	1,040	2,906	731	1,040	3,637	4,677	(325)	1989	Apr-05	40 years
New Britain Village Square	Chalfont, PA	(23,275)	4,250	23,039	1,474	4,250	24,513	28,763	(2,012)	1989	Apr-07	40 years
Collegeville Shopping Center	Collegeville, PA	(9,133)	3,410	6,638	1,212	3,410	7,850	11,260	(1,045)	2004	Apr-05	40 years
Whitemarsh Shopping Center	Conshohocken, PA	(12,721)	3,410	10,707	1,071	3,410	11,778	15,188	(883)	2002	Apr-05	40 years
Valley Fair	Devon, PA	(13,096)	1,810	6,343	2,928	1,810	9,271	11,081	(1,002)	2001	Apr-05	40 years
Dickson City Crossings	Dickson City, PA	(32,100)	3,780	27,533	3,991	3,780	31,524	35,304	(3,936)	1997	Apr-07	40 years
Dillsburg Shopping Center	Dillsburg, PA	(15,800)	1,670	13,191	3,065	1,670	16,256	17,926	(1,284)	2002	Apr-07	40 years
Barn Plaza	Doylestown, PA	(24,787)	8,780	25,530	3,862	8,780	29,392	38,172	(2,569)	2002	Apr-05	40 years
Pilgrim Gardens	Drexel Hill, PA	—	2,090	4,061	1,009	2,090	5,070	7,160	(793)	1955	Jun-11	40 years
Market Street Square	Elizabethtown, PA	(11,610)	2,130	9,836	2,127	2,130	11,963	14,093	(919)	1993	Apr-07	40 years
Gilbertsville Shopping Center	Gilbertsville, PA	(5,070)	1,830	3,688	1,906	1,830	5,594	7,424	(893)	2002	Apr-05	40 years
Mount Carmel Plaza	Glenside, PA	(1,165)	380	804	208	380	1,012	1,392	(212)	1975	Apr-05	40 years
Kline Plaza	Harrisburg, PA	—	2,300	10,070	3,775	2,300	13,845	16,145	(1,906)	1952	Apr-05	40 years
Johnstown Galleria Outparcel	Johnstown, PA	(4,091)	490	3,801	698	490	4,499	4,989	(608)	1993	Apr-07	40 years
New Garden Shopping Center	Kennett Square, PA	(3,325)	2,240	6,767	2,065	2,240	8,832	11,072	(1,265)	2012	Apr-07	40 years
Stone Mill Plaza	Lancaster, PA	(13,700)	2,490	10,718	1,888	2,490	12,606	15,096	(1,028)	2008	Apr-07	40 years
Woodbourne Square	Langhorne, PA	(5,400)	1,640	3,887	349	1,640	4,236	5,876	(417)	1984	Apr-05	40 years
North Penn Market Place	Lansdale, PA	(7,600)	3,060	4,689	451	3,060	5,140	8,200	(449)	1977	Apr-05	40 years
New Holland Shopping Center	New Holland, PA	(2,423)	890	2,881	640	890	3,521	4,411	(574)	1995	Apr-05	40 years
Village at Newtown	Newtown, PA	(24,704)	7,690	35,904	2,104	7,690	38,008	45,698	(2,589)	1989	Apr-05	40 years
Cherry Square	Northampton, PA	(7,502)	950	5,875	1,069	950	6,944	7,894	(852)	1989	Apr-05	40 years
Ivyridge	Philadelphia, PA	(14,042)	7,100	19,432	1,720	7,100	21,152	28,252	(1,279)	2006	Apr-07	40 years
Roosevelt Mall	Philadelphia, PA	(50,057)	8,820	80,420	8,985	8,820	89,405	98,225	(7,897)	2011	Apr-07	40 years
Shoppes at Valley Forge	Phoenixville, PA	(13,700)	2,010	10,776	2,473	2,010	13,249	15,259	(1,504)	2003	Apr-05	40 years
Plymouth Plaza	Plymouth Meeting, PA	(6,860)	3,120	5,459	559	3,120	6,018	9,138	(557)	2005	Apr-05	40 years
County Line Plaza	Souderton, PA	(8,388)	910	6,521	2,165	910	8,686	9,596	(1,479)	2013	Apr-05	40 years
69th Street Plaza	Upper Darby, PA	(3,896)	640	3,804	579	640	4,383	5,023	(517)	1994	Apr-05	40 years
Warminster Towne Center	Warminster, PA	(21,800)	4,310	32,473	3,332	4,310	35,805	40,115	(2,796)	1997	Oct-06	40 years
Chesterbrook Village Shopping Center	Wayne, PA	(9,977)	1,830	4,448	1,067	1,830	5,515	7,345	(605)	1995	Apr-05	40 years
Shops at Prospect	West Hempfield, PA	(6,235)	760	5,839	805	760	6,644	7,404	(778)	1994	Apr-07	40 years

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
Whitehall Square	Whitehall, PA	(21,928)	4,350	29,727	4,141	4,350	33,868	38,218	(2,993)	2006	Apr-05	40 years
Wilkes-Barre Township Marketplace	Wilkes-Barre , PA	(10,613)	2,180	12,829	4,751	2,180	17,580	19,760	(1,602)	2004	Apr-07	40 years
Hunt River Commons	North Kingstown, RI	(9,000)	1,580	13,286	2,688	1,580	15,974	17,554	(1,519)	1989	Apr-07	40 years
Park Centre	Columbia, SC	(8,050)	2,730	5,301	1,647	2,730	6,948	9,678	(1,837)	2000	Apr-05	40 years
Circle Center	Hilton Head, SC	(6,125)	3,010	4,899	980	3,010	5,879	8,889	(509)	2000	Apr-07	40 years
Island Plaza	James Island, SC	(8,265)	2,940	7,840	1,982	2,940	9,822	12,762	(1,348)	2004	Apr-07	40 years
Lexington Town Square	Lexington, SC	(2,600)	1,380	2,642	651	1,380	3,293	4,673	(479)	1995	Apr-07	40 years
Festival Centre	North Charleston, SC	(7,600)	3,630	8,285	2,850	3,630	11,135	14,765	(2,189)	2004	Apr-07	40 years
Remount Village Shopping Center	North Charleston, SC	—	1,040	2,177	1,028	1,040	3,205	4,245	(483)	1996	Apr-07	40 years
Fairview Corners I & II	Simpsonville, SC	(12,400)	2,370	15,610	1,779	2,370	17,389	19,759	(1,659)	2003	Oct-06	40 years
Hillcrest	Spartanburg, SC	(18,500)	4,190	32,249	4,509	4,190	36,758	40,948	(3,193)	2012	Apr-07	40 years
Shoppes at Hickory Hollow	Antioch, TN	(7,600)	3,650	9,401	1,711	3,650	11,112	14,762	(1,211)	1986	Apr-07	40 years
Congress Crossing	Athens, TN	(8,700)	920	6,315	1,982	920	8,297	9,217	(1,082)	2012	Apr-07	40 years
East Ridge Crossing	Chattanooga , TN	(3,558)	1,230	3,157	1,003	1,230	4,160	5,390	(451)	1999	Apr-07	40 years
Watson Glen Shopping Center	Franklin, TN	(12,555)	5,220	12,769	2,801	5,220	15,570	20,790	(2,550)	1988	Oct-06	40 years
Williamson Square	Franklin, TN	(17,440)	7,730	18,918	4,331	7,730	23,249	30,979	(3,547)	1993	Oct-05	40 years
Greeneville Commons	Greeneville, TN	(12,350)	2,880	11,349	2,142	2,880	13,491	16,371	(2,036)	2002	Apr-07	40 years
Hazel Path Commons	Hendersonville, TN	(6,175)	1,830	5,636	1,080	1,830	6,716	8,546	(790)	1989	Apr-07	40 years
Oakwood Commons	Hermitage, TN	(14,316)	6,840	16,063	2,716	6,840	18,779	25,619	(2,293)	2005	Oct-06	40 years
Kimball Crossing	Kimball, TN	(12,800)	1,860	15,272	3,723	1,860	18,995	20,855	(2,383)	2007	Jun-11	40 years
Kingston Overlook	Knoxville, TN	(6,000)	2,060	5,577	1,186	2,060	6,763	8,823	(1,492)	1996	Apr-07	40 years
Farrar Place	Manchester, TN	(1,783)	470	1,963	967	470	2,930	3,400	(346)	1989	Apr-07	40 years
The Commons at Wolfcreek	Memphis, TN	(52,800)	22,530	49,445	8,083	22,530	57,529	80,059	(6,766)	1997	Apr-07	40 years
Georgetown Square	Murfreesboro, TN	(6,177)	3,250	6,618	931	3,250	7,549	10,799	(1,011)	2003	Apr-07	40 years
Commerce Central	Tullahoma, TN	(7,096)	1,240	10,466	1,698	1,240	12,164	13,404	(1,694)	1995	Apr-07	40 years
Merchant’s Central	Winchester, TN	(9,812)	1,480	10,366	1,771	1,480	12,137	13,617	(1,246)	1997	Apr-07	40 years
Palm Plaza	Aransas, TX	(2,000)	680	1,767	521	680	2,288	2,968	(526)	2002	Apr-07	40 years
Bardin Place Center	Arlington, TX	(29,922)	7,640	23,729	2,851	7,640	26,580	34,220	(3,155)	1993	Apr-07	40 years
Parmer Crossing	Austin, TX	(8,067)	3,730	9,076	1,381	3,730	10,457	14,187	(1,290)	2004	Nov-07	40 years
Baytown Shopping Center	Baytown, TX	(6,000)	3,410	5,687	1,176	3,410	6,863	10,273	(856)	1987	Apr-07	40 years
Cedar Bellaire	Bellaire, TX	(3,470)	2,760	4,112	587	2,760	4,699	7,459	(570)	1994	Apr-07	40 years
El Camino	Bellaire, TX	(2,600)	1,320	3,143	716	1,320	3,859	5,179	(569)	2008	Apr-07	40 years
Brenham Four Corners	Brenham, TX	(7,800)	1,310	7,664	2,223	1,310	9,887	11,197	(591)	1997	Apr-07	40 years
Bryan Square	Bryan, TX	(2,024)	820	2,003	355	820	2,358	3,178	(401)	2008	Apr-07	40 years
Townshire	Bryan, TX	(6,000)	1,790	4,787	1,617	1,790	6,404	8,194	(780)	2002	Apr-07	40 years
Plantation Plaza	Clute, TX	(6,994)	1,090	5,783	1,496	1,090	7,279	8,369	(828)	1997	Apr-07	40 years
Central Station	College Station, TX	(12,034)	4,340	19,830	3,126	4,340	22,956	27,296	(1,835)	2012	Apr-07	40 years
Rock Prairie Crossing	College Station, TX	(10,872)	2,460	11,619	2,026	2,460	13,645	16,105	(1,258)	2002	Apr-07	40 years
Carmel Village	Corpus Christi, TX	(3,277)	1,900	3,892	843	1,900	4,735	6,635	(728)	1993	Apr-07	40 years
Five Points	Corpus Christi, TX	—	2,760	16,259	8,864	2,760	25,123	27,883	(1,444)	2012	Apr-07	40 years
Claremont Village	Dallas, TX	(2,667)	1,700	2,191	900	1,700	3,091	4,791	(576)	1976	Apr-07	40 years
Jeff Davis	Dallas, TX	(3,400)	1,390	2,877	863	1,390	3,740	5,130	(644)	1975	Apr-07	40 years
Stevens Park Village	Dallas, TX	(2,891)	1,270	2,474	741	1,270	3,215	4,485	(499)	1974	Apr-07	40 years
Webb Royal	Dallas, TX	(5,267)	2,470	4,794	1,839	2,470	6,633	9,103	(1,003)	1992	Apr-07	40 years
Wynnewood Village	Dallas, TX	(19,614)	14,770	36,964	5,201	14,770	42,165	56,935	(4,161)	2006	Apr-07	40 years
Parktown	Deer Park, TX	(5,783)	2,790	5,812	1,802	2,790	7,614	10,404	(1,251)	1999	Apr-07	40 years
Kenworthy Crossing	El Paso, TX	(5,350)	2,370	4,234	1,319	2,370	5,553	7,923	(500)	2003	Apr-07	40 years
Preston Ridge	Frisco, TX	(139,400)	25,820	116,592	11,201	25,820	127,793	153,613	(9,812)	2003	Apr-07	40 years
Forest Hills	Ft. Worth, TX	(2,400)	1,220	2,271	522	1,220	2,793	4,013	(549)	1968	Apr-07	40 years
Ridglea Plaza	Ft. Worth, TX	(10,333)	2,770	14,027	2,192	2,770	16,219	18,989	(1,989)	1990	Nov-07	40 years
Trinity Commons	Ft. Worth, TX	(16,132)	5,780	23,929	3,172	5,780	27,101	32,881	(2,370)	1998	Oct-06	40 years
Village Plaza	Garland, TX	(5,333)	3,230	5,986	906	3,230	6,892	10,122	(889)	2002	Apr-07	40 years

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
North Hills Village	Haltom City, TX	(746)	940	1,955	532	940	2,487	3,427	(353)	1998	Apr-07	40 years
Highland Village Town Center	Highland Village, TX	(5,867)	3,370	6,138	1,280	3,370	7,418	10,788	(944)	1996	Apr-07	40 years
Bay Forest	Houston, TX	(4,723)	1,500	5,906	688	1,500	6,594	8,094	(753)	2004	Apr-07	40 years
Beltway South	Houston, TX	(7,553)	3,340	8,293	1,460	3,340	9,753	13,093	(819)	1998	Apr-07	40 years
Braes Heights	Houston, TX	(8,096)	1,700	14,064	1,671	1,700	15,735	17,435	(1,122)	2003	Apr-07	40 years
Braes Link	Houston, TX	(4,825)	850	5,915	630	850	6,545	7,395	(436)	1999	Apr-07	40 years
Braes Oaks	Houston, TX	(2,169)	1,310	3,464	355	1,310	3,819	5,129	(471)	1992	Apr-07	40 years
Braesgate	Houston, TX	(3,500)	1,570	1,990	792	1,570	2,782	4,352	(497)	1997	Apr-07	40 years
Broadway	Houston, TX	(4,000)	1,720	4,681	865	1,720	5,546	7,266	(859)	2006	Apr-07	40 years
Clear Lake Camino South	Houston, TX	(8,133)	3,320	10,595	1,633	3,320	12,228	15,548	(1,205)	2004	Apr-07	40 years
Hearthstone Corners	Houston, TX	(18,000)	5,240	11,988	2,529	5,240	14,517	19,757	(1,916)	1998	Apr-07	40 years
Huntington Village	Houston, TX	—	1,720	3,748	1,126	1,720	4,874	6,594	(912)	2007	Apr-07	40 years
Inwood Forest	Houston, TX	(3,637)	1,440	3,985	1,057	1,440	5,042	6,482	(858)	1997	Apr-07	40 years
Jester Village	Houston, TX	(3,800)	1,380	4,268	356	1,380	4,624	6,004	(522)	1988	Apr-07	40 years
Jones Plaza	Houston, TX	(6,924)	2,110	10,045	1,473	2,110	11,518	13,628	(1,317)	2000	Apr-07	40 years
Jones Square	Houston, TX	(9,512)	3,210	9,007	1,684	3,210	10,691	13,901	(1,471)	1999	Apr-07	40 years
Maplewood Mall	Houston, TX	(4,337)	1,790	4,658	1,005	1,790	5,663	7,453	(920)	2004	Apr-07	40 years
Merchants Park	Houston, TX	(20,337)	6,580	28,777	3,622	6,580	32,399	38,979	(2,493)	2009	Apr-07	40 years
Northgate	Houston, TX	(1,542)	740	1,188	329	740	1,517	2,257	(333)	1972	Apr-07	40 years
Northshore	Houston, TX	(16,419)	5,970	20,168	3,114	5,970	23,282	29,252	(2,282)	2001	Apr-07	40 years
Northtown Plaza	Houston, TX	(12,333)	4,990	16,138	2,585	4,990	18,723	23,713	(2,001)	1990	Apr-07	40 years
Northwood	Houston, TX	(9,950)	2,730	8,386	2,172	2,730	10,558	13,288	(1,351)	1972	Apr-07	40 years
Orange Grove	Houston, TX	(12,099)	3,670	12,962	2,806	3,670	15,768	19,438	(2,017)	2005	Apr-07	40 years
Pinemont Shopping Center	Houston, TX	(5,300)	1,680	3,250	1,402	1,680	4,652	6,332	(1,232)	1999	Apr-07	40 years
Royal Oaks Village	Houston, TX	(22,630)	4,620	27,936	1,961	4,620	29,897	34,517	(2,177)	2001	Oct-06	40 years
Sharpstown Plaza	Houston, TX	(2,650)	1,050	2,141	711	1,050	2,852	3,902	(299)	2005	Apr-07	40 years
Tanglewilde	Houston, TX	(4,800)	1,620	6,048	1,396	1,620	7,444	9,064	(802)	1998	Apr-07	40 years
Westheimer Commons	Houston, TX	—	5,160	11,185	4,746	5,160	15,931	21,091	(1,592)	2012	Apr-07	40 years
Crossing at Fry Road	Katy, TX	(17,765)	6,030	17,393	2,553	6,030	19,946	25,976	(2,093)	2005	Apr-07	40 years
Washington Square	Kaufman, TX	(1,467)	880	1,723	384	880	2,107	2,987	(413)	1978	Apr-07	40 years
League City	League City, TX	—	1,740	3,406	1,059	1,740	4,465	6,205	(598)	2010	Apr-07	40 years
Jefferson Park	Mount Pleasant, TX	(3,667)	870	4,425	1,254	870	5,679	6,549	(921)	2001	Apr-07	40 years
Winwood Town Center	Odessa, TX	(13,778)	2,850	24,453	3,963	2,850	28,416	31,266	(2,962)	2002	Apr-07	40 years
Crossroads Center	Pasadena, TX	(8,425)	4,660	9,595	1,616	4,660	11,211	15,871	(1,393)	1997	Apr-07	40 years
Spencer Square	Pasadena, TX	(12,260)	5,360	17,068	2,578	5,360	19,646	25,006	(1,967)	1998	Apr-07	40 years
Pearland Plaza	Pearland, TX	(10,700)	3,020	7,996	1,525	3,020	9,521	12,541	(1,270)	1995	Apr-07	40 years
Market Plaza	Plano, TX	(11,951)	6,380	17,930	2,878	6,380	20,808	27,188	(1,839)	2002	Apr-07	40 years
Northshore Plaza	Portland, TX	(8,323)	3,510	6,757	1,816	3,510	8,573	12,083	(1,236)	2000	Apr-07	40 years
Klein Square	Spring, TX	(5,301)	1,220	6,433	533	1,220	6,966	8,186	(884)	1999	Apr-07	40 years
Keegan’s Meadow	Stafford, TX	(9,861)	3,300	8,877	1,608	3,300	10,485	13,785	(1,432)	1999	Apr-07	40 years
Texas City Bay	Texas City, TX	(9,879)	3,780	15,599	2,597	3,780	18,196	21,976	(2,370)	2005	Apr-07	40 years
Windvale	The Woodlands, TX	(7,073)	3,460	8,261	1,601	3,460	9,862	13,322	(715)	2002	Nov-07	40 years
Tomball Parkway Plaza	Tomball, TX	—	2,760	4,735	966	2,760	5,701	8,461	(993)	2005	Apr-07	40 years
The Centre at Navarro	Victoria, TX	(3,631)	1,490	6,190	822	1,490	7,012	8,502	(498)	2005	Apr-07	40 years
Spradlin Farm	Christiansburg, VA	(16,919)	3,860	20,658	2,564	3,860	23,222	27,082	(2,143)	2000	Oct-06	40 years
Culpeper Town Square	Culpeper, VA	(6,710)	3,200	7,019	2,810	3,200	9,829	13,029	(1,212)	1999	Apr-05	40 years
Hanover Square	Mechanicsville, VA	(13,475)	3,540	14,827	1,546	3,540	16,373	19,913	(1,350)	1991	Apr-07	40 years
Jefferson Green	Newport News, VA	(6,400)	1,430	6,926	837	1,430	7,763	9,193	(713)	1988	Apr-07	40 years
VA-KY Regional S.C.	Norton, VA	—	3,260	—	179	3,260	179	3,439	(11)	1996	Apr-07	40 years
Tuckernuck Square	Richmond, VA	(8,393)	2,400	9,380	1,154	2,400	10,534	12,934	(1,014)	1994	Apr-07	40 years
Cave Spring Corners	Roanoke, VA	(9,974)	3,060	9,142	2,224	3,060	11,366	14,426	(1,229)	2005	Apr-07	40 years
Hunting Hills	Roanoke, VA	(9,512)	1,150	5,322	2,899	1,150	8,221	9,371	(574)	2013	Apr-07	40 years

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at the Close of the Period			Accumulated Depreciation	Year Constructed (1)	Date Acquired	Life on Which Depreciated - Latest Income Statement
				Building & Improvements			Building & Improvements
Description		Encumbrances	Land		Improvements	Land		Total
Valley Commons	Salem , VA	(2,233)	220	1,112	378	220	1,490	1,710	(235)	1988	Apr-07	40 years
Lake Drive Plaza	Vinton, VA	(8,048)	2,330	10,147	2,448	2,330	12,595	14,925	(1,248)	2008	Apr-07	40 years
Hilltop Plaza	Virginia Beach, VA	(20,212)	5,170	19,441	3,302	5,170	22,743	27,913	(1,647)	2010	Apr-07	40 years
Strawbridge	Virginia Beach, VA	—	1,570	3,637	747	1,570	4,384	5,954	(485)	1997	Jun-11	40 years
Ridgeview Centre	Wise, VA	(6,433)	2,080	7,702	1,767	2,080	9,469	11,549	(1,305)	2005	Apr-07	40 years
Rutland Plaza	Rutland, VT	(14,004)	2,130	19,273	1,935	2,130	21,208	23,338	(2,036)	1997	Oct-06	40 years
Fox River Plaza	Burlington, WI	(5,000)	1,020	3,841	1,515	1,020	5,356	6,376	(663)	1987	Oct-06	40 years
Packard Plaza	Cudahy, WI	—	1,150	3,910	953	1,150	4,863	6,013	(1,018)	1992	Apr-07	40 years
Fitchburg Ridge Shopping Ctr	Fitchburg, WI	(2,900)	1,440	3,199	598	1,440	3,797	5,237	(534)	2003	Oct-06	40 years
Spring Mall	Greenfield, WI	(11,880)	2,540	15,043	1,419	2,540	16,462	19,002	(1,741)	2003	Oct-06	40 years
Mequon Pavilions	Mequon, WI	(23,860)	7,520	27,682	3,173	7,520	30,855	38,375	(2,482)	2004	Oct-06	40 years
Northridge Plaza	Milwaukee, WI	—	2,990	—	15	2,990	15	3,005	(1)	1996	Apr-07	40 years
Moorland Square Shopping Ctr	New Berlin, WI	(9,650)	2,080	8,362	1,222	2,080	9,584	11,664	(965)	1990	Oct-06	40 years
Paradise Pavilion	West Bend, WI	(12,966)	1,510	13,759	2,007	1,510	15,766	17,276	(1,838)	2000	Apr-07	40 years
Moundsville Plaza	Moundsville, WV	(7,973)	1,650	8,860	1,633	1,650	10,493	12,143	(1,466)	2004	Apr-07	40 years
Grand Central Plaza	Parkersburg, WV	(5,329)	670	5,235	520	670	5,755	6,425	(822)	1986	Apr-07	40 years
Various	Various	—	18,053	2	1,704	18,053	1,706	19,759	(157)

		$(6,041,615)	$1,915,667	$6,817,877	$1,160,882	$1,915,667	$7,978,759	$9,894,426	$(796,296)

BRIXMOR PROPERTY GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	March 31, 2013	December 31, 2012
	(Unaudited)
Assets
Real estate
Land	$1,910,583	$1,915,667
Buildings and improvements	7,999,588	7,978,759

	9,910,171	9,894,426
Accumulated depreciation and amortization	(908,051)	(796,296)

Real estate, net	9,002,120	9,098,130
Investments in and advances to unconsolidated real estate joint ventures	16,175	16,038
Cash and cash equivalents	106,392	103,098
Restricted cash	93,946	90,160
Marketable securities	25,331	24,883
Receivables, net	170,548	156,944
Deferred charges and prepaid expenses, net	96,402	95,118
Other assets	19,085	19,358

Total assets	$9,529,999	$9,603,729

Liabilities
Debt obligations, net	$6,498,498	$6,499,356
Financing liabilities, net	174,194	174,440
Accounts payable, accrued expenses and other liabilities	596,110	632,112

Total liabilities	7,268,802	7,305,908

Redeemable non-controlling interests	21,467	21,467

Commitments and contingencies	—	—
Equity
Preferred stock, $0.01 par value, authorized 1,000 shares, issued and outstanding 125 shares	—	—
Common stock, $0.01 par value, authorized 200,000 shares, issued and outstanding 75,649 shares	1	1
Additional paid in capital	1,749,306	1,748,092
Accumulated other comprehensive loss	—	(39)
Distributions in excess of accumulated loss	(55,514)	(26,559)

Total stockholders’ equity	1,693,793	1,721,495
Non-controlling interests	545,937	554,859

Total equity	2,239,730	2,276,354

Total liabilities and equity	$9,529,999	$9,603,729

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRIXMOR PROPERTY GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31, 2013	March 31, 2012
Revenues
Rental income	$221,867	$218,270
Expense reimbursements	61,955	58,778
Other revenues	3,251	3,559

Total revenues	287,073	280,607

Operating expenses
Operating costs	31,899	32,244
Real estate taxes	43,962	41,133
Depreciation and amortization	115,480	134,827
Provision for doubtful accounts	2,660	3,004
General and administrative	24,029	24,263

Total operating expenses	218,030	235,471

Other income (expense)
Dividends and interest	181	334
Interest expense	(92,022)	(96,460)
Gain on sales of real estate assets	—	50
Other	45	42

Total other income (expense)	(91,796)	(96,034)

Loss before equity in earnings of unconsolidated real estate joint ventures	(22,753)	(50,898)
Equity in loss of unconsolidated real estate joint ventures	247	79

Loss from continuing operations	(22,506)	(50,819)

Discontinued operations
Income from discontinued operating properties	93	75
Gain on disposition of operating properties	—	939
Impairment on real estate held for sale	(3,033)	—

(Loss) income from discontinued operations	(2,940)	1,014

Net loss	(25,446)	(49,805)
Non-controlling interests
Net income attributable to non-controlling interests	5,947	11,885

Net loss attributable to Brixmor Property Group Inc.	$(19,499)	$(37,920)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRIXMOR PROPERTY GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31, 2013	March 31, 2012
Net loss	$(25,446)	$(49,805)
Other comprehensive income
Change in unrealized gain (loss) on marketable securities	39	(17)

Comprehensive loss	(25,407)	(49,822)
Comprehensive income attributable to non-controlling interests	5,947	11,885

Comprehensive loss attributable to Brixmor Property Group Inc.	$(19,460)	$(37,937)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRIXMOR PROPERTY GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited, dollars in thousands)

	For the Three Months Ended March 31, 2013
	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive loss	Distributions in excess of accumulated Loss	Non- controlling Interests	Total
Beginning balance, January 1, 2013	$—	$1	$1,748,092	$(39)	$(26,559)	$554,859	$2,276,354
Distribution to stockholders	—	—	—	—	(9,456)	—	(9,456)
Distributions to non-controlling interests	—	—	—	—	—	(3,044)	(3,044)
Compensation expense relating to Class B Units	—	—	1,214	—	—	391	1,605
Unrealized gain on marketable securities	—	—	—	39	—	—	39
Net loss	—	—	—	—	(19,499)	(6,269)	(25,768)

Ending balance, March 31, 2013	$—	$1	$1,749,306	$—	$(55,514)	$545,937	$2,239,730

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRIXMOR PROPERTY GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31, 2013	March 31, 2012
Operating activities
Net loss	$(25,446)	$(49,805)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	115,637	136,135
Debt premium and discount amortization	(7,902)	(6,581)
Deferred financing cost amortization	2,976	2,400
Above- and below-market lease intangible amortization	(12,277)	(13,110)
Provisions of impairment	3,033	—
Gain on sales of real estate assets	—	(50)
Amortization of Class B Units	1,605	1,605
Other	(247)	(79)
Changes in operating assets and liabilities:
Restricted cash	(5,613)	307
Receivables	(13,905)	(3,977)
Deferred charges and prepaid expenses	(4,528)	4,217
Other assets	40	135
Accounts payable, accrued expenses and other liabilities	(19,745)	(30,553)

Net cash provided by operating activities	33,628	40,644

Investing activities
Building improvements	(35,278)	(38,721)
Proceeds from sales of real estate assets	10,903	1,748
Distributions from unconsolidated real estate joint ventures	109	1,281
Contributions to unconsolidated real estate joint ventures	—	(1,416)
Change in restricted cash attributable to investing activities	1,827	(7,235)
Purchase of marketable securities	(412)	(2,768)
Proceeds from sales of marketable securities	—	3,317

Net cash used in investing activities	(22,851)	(43,794)

Financing activities
Repayment of debt obligations and financing liabilities	(50,203)	(27,746)
Proceeds from debt obligations	57,000	—
Deferred financing costs	(1,426)	—
Common stock dividends	(9,456)	—
Distributions to non-controlling interests and other	(3,398)	(322)

Net cash used in financing activities	(7,483)	(28,068)

Change in cash and cash equivalents	3,294	(31,218)
Cash and cash equivalents at beginning of period	103,098	157,606

Cash and cash equivalents at end of period	$106,392	$126,388

Supplemental cash flow information, including non-cash investing and/or financing activities
Cash paid for interest, net of amount capitalized	$91,417	$103,707
Capitalized interest	814	279

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRIXMOR PROPERTY GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, unless otherwise stated)

1. Nature of Business and Financial Statement Presentation

Description of Business

Brixmor Property Group Inc. (“BPG”) and its wholly and majority owned consolidated subsidiaries (the “Company”), an affiliate of Blackstone Real Estate Partners VI, L.P. (“BREP VI”), was formed for the purpose of owning, operating, managing and redeveloping community and neighborhood shopping centers throughout the United States.

In June 2013, the Company changed its name to Brixmor Property Group Inc. from BRE Retail Parent Inc. Simultaneous with the Company’s name change, the Company’s consolidated subsidiary changed its name to BPG Subsidiary Inc. from Brixmor Property Group Inc.

On February 28, 2011, the Company agreed to purchase certain United States assets and management platform of Centro Properties Group (“CNP”) and its managed funds (collectively, the “Business”), which is referred to herein as the “Transaction”. On June 28, 2011, the Transaction was consummated for approximately $9.0 billion, net of cash acquired of $0.1 billion. The consideration for the Transaction included approximately $1.2 billion in cash and $7.8 billion of assumed indebtedness (the “Consideration”).

The Consideration was funded through BREP VI making an initial capital contribution of approximately $1.7 billion and a contribution from an affiliated non-controlling interest of $560.1 million. Following the closing of the Transaction, $0.9 billion of cash was used to repay a portion of the outstanding indebtedness assumed. In addition, approximately $1.5 billion of debt financing was obtained, which is secured by 115 community and neighborhood shopping centers, and BPG repaid and/or refinanced approximately $2.4 billion of assumed indebtedness with the proceeds from this debt financing.

The Company does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with U.S. generally accepted accounting principles (“GAAP”).

As of March 31, 2013, the Company owned interests in 532 community and neighborhood shopping centers (the “Total Portfolio”), including 526 wholly owned community and neighborhood shopping centers (the “Consolidated Portfolio”), and 6 community and neighborhood shopping centers held through unconsolidated real estate joint ventures (the “Unconsolidated Portfolio”).

Basis of Presentation

The financial information included herein reflects the Company’s consolidated financial position as of March 31, 2013 and December 31, 2012, and the consolidated results of its operations and cash flows for the three months ended March 31, 2013 and 2012.

Principles of Consolidation and Use of Estimates

The accompanying Condensed Consolidated Financial Statements include the accounts of BPG, its wholly owned subsidiaries and all other entities in which it has a controlling financial interest. The portions of consolidated entities not owned by the Company are presented as non-controlling interests as of and during the periods presented. All intercompany transactions have been eliminated.

When the Company obtains an economic interest in an entity, management evaluates the entity to determine: (i) whether the entity is a variable interest entity (“VIE”), (ii) in the event the entity is a VIE, whether the Company is the primary beneficiary of the entity, and (iii) in the event the entity is not a VIE, whether the Company otherwise has a controlling financial interest.

The Company consolidates: (i) entities that are VIEs for which the Company is deemed to be the primary beneficiary and (ii) entities that are not VIEs which the Company controls. If the Company has an interest in a VIE but it is not determined to be the primary beneficiary, the Company accounts for its interest under the equity method of accounting. Similarly, for those entities which are not VIEs and over which the Company has the ability to exercise significant influence, the Company accounts for its interests under the equity method of accounting. The Company continually reconsiders its determination of whether an entity is a VIE and whether the Company qualifies as its primary beneficiary.

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to impairments of real estate, recovery of receivables and depreciable lives. These estimates are based on historical experience and other assumptions which management believes are reasonable under the circumstances. Management evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from these estimates.

New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-2, “Comprehensive Income (Topic 220): Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-2 requires entities to disclose certain information relating to amounts reclassified out of accumulated other comprehensive income. The adoption of this guidance did not have a material impact on the Company’s financial statement presentation.

It has been determined that any other recently issued accounting standards or pronouncements not disclosed above have been excluded as they either are not relevant to the Company, or they are not expected to have a material effect on the Condensed Consolidated Financial Statements of the Company.

2. Acquisition of Real Estate

There were no acquisitions during the three months ended March 31, 2013 and 2012.

During the year ended December 31, 2012, the Company acquired three retail buildings which were previously unowned buildings at three of the Company’s existing community and neighborhood shopping centers, for approximately $5.5 million. Also during the year ended December 31, 2012, the Company acquired the remaining 50% ownership interest in a 41.6 acre land parcel in Riverhead, NY for a purchase price of $0.5 million.

3. Discontinued Operations and Assets Held for Sale

The Company reports as discontinued operations assets held-for-sale as of the end of the current period and assets sold during the period. All results of these discontinued operations are included in a separate component of income on the Condensed Consolidated Statements of Operations under Discontinued operations.

At March 31, 2013 and December 31, 2012, one community and neighborhood shopping center was classified as held for sale and is presented in Other assets within the Condensed Consolidated Balance Sheets. The shopping center is located in Statesboro, GA. It had a carrying value of approximately $1.6 million as of March 31, 2013 and December 31, 2012. During the three months ended March 31, 2013, the Company disposed of two community and neighborhood shopping centers in the Consolidated Portfolio for aggregate net proceeds of $10.1 million.

During the three months ended March 31, 2012, the Company disposed of one land parcel and one building in the Consolidated Portfolio for aggregate net proceeds of $1.4 million.

In connection with the disposition of the community and neighborhood shopping centers during the three months ended March 31, 2013, the Company recognized provisions for impairment of $3.0 million. The Company did not recognize any provisions for impairment for the three months ended March 31, 2012. For purposes of measuring this provision, fair value was determined based upon contracts with buyers or purchase offers from potential buyers and then adjusted to reflect associated disposition costs.

The components of income from discontinued operations for the three months ended March 31, 2013 and 2012 are shown below:

	Three Months Ended
	March 31, 2013	March 31, 2012
Discontinued operations:
Revenues	$362	$2,840
Operating expenses	(269)	(2,671)
Other expense, net	—	(94)

Income from discontinued operating properties	93	75
Gain on disposition of operating properties	—	939
Impairment on real estate held for sale	(3,033)	—

(Loss) income from discontinued operations	$(2,940)	$1,014

4. Real Estate

The Company’s components of Real estate consisted of the following:

	March 31, 2013	December 31, 2012
Land	$1,910,583	$1,915,667
Buildings and improvements:
Building	6,800,856	6,817,378
Building and tenant improvements	288,033	254,844
Other rental property (1)	910,699	906,537

	9,910,171	9,894,426
Accumulated depreciation and amortization	(908,051)	(796,296)

Total	$9,002,120	$9,098,130

(1)	At March 31, 2013 and December 31, 2012, Other rental property consisted of intangible assets including: (i) $831.2 million and $826.9 million, respectively, of in-place lease value, (ii) $79.5 million and $79.6 million, respectively, of above-market leases, and (iii) $381.9 million and $341.8 million, respectively, of accumulated amortization. These intangible assets are amortized over the term of each related lease.

In addition, at March 31, 2013 and December 31, 2012, the Company had intangible liabilities relating to below-market leases of approximately $473.1 million and $473.9 million, respectively, and accumulated amortization of approximately $113.1 million and $97.7 million, respectively. These intangible liabilities, which are included in Accounts payable, accrued expenses and other liabilities in the Company’s Condensed Consolidated Balance Sheets, are amortized over the term of each related lease including any renewal periods with fixed rentals that are considered to be below market.

Amortization expense associated with the above mentioned intangible assets and liabilities recognized for the three months ended March 31, 2013 and 2012 was approximately $27.0 million and $43.5 million, respectively. The estimated net amortization expense associated with the Company’s intangible assets and liabilities for each of the next five years is as follows:

Year ending December 31,	Estimated net amortization expense
2013 (remaining nine months)	$61,789
2014	57,703
2015	34,589
2016	14,668
2017	5,490

On a continuous basis, management assesses whether there are any indicators, including property operating performance and general market conditions, that the value of the Company’s assets (including any related amortizable intangible assets or liabilities) may be impaired. To the extent impairment has occurred, the carrying value of the asset would be adjusted to an amount to reflect the estimated fair value of the asset.

No provisions for impairment were recognized on real estate properties during the three months ended March 31, 2012.

5. Investments in and Advances to Unconsolidated Real Estate Joint Ventures

The Company has investments in and advances to various unconsolidated real estate joint ventures (“joint ventures”). These joint ventures are engaged primarily in the operation of community and neighborhood shopping centers, which are either owned or held under long-term operating leases. The Company and its joint venture partners have joint approval rights for major decisions, including those regarding property operations. As such, the Company holds non-controlling interests in these joint ventures and accounts for them under the equity method of accounting.

The following tables summarize the Company’s investments in and advances to unconsolidated real estate joint ventures:

				March 31, 2013	December 31, 2012
Venture	City	State	JV Partner	Percent Ownership	Percent Ownership
Arapahoe Crossings, L.P. (1)(2)	Aurora	CO	Foreign Investor	30%	30%
BPR Land Partnership, L.P.	Frisco	TX	Private Investors	50%	50%
BPR South, L.P.	Frisco	TX	Private Investors	50%	50%
Heritage Intercontinental LP	Dallas	TX	Intercontinental Real Estate Corporation	25%	25%
NP/I&G Institutional Retail Company II, LLC (1)	Las Vegas	NV	JPMorgan Investment Management, Inc.	20%	20%
NPK Redevelopment I, LLC (1)	Various	Various	Kmart Corporation (Sears Holding Corp.)	20%	20%

(1)	Pursuant to the terms of the applicable joint venture agreements, the Company’s participation in the joint ventures may increase if certain performance targets are achieved.
(2)	The Arapahoe Crossings, L.P. joint venture had outstanding indebtedness of approximately $42.2 million and $42.5 million at March 31, 2013 and December 31, 2012, respectively. Such indebtedness is non-recourse to the Company; however, it may become recourse to the Company and its partners in certain limited situations, such as misuse of funds and material misrepresentations.

The Company does not have commitments to fund losses in excess of the carrying value of its investment.

6. Financial Instruments – Derivatives and Hedging

The Company’s use of derivative instruments is limited to the utilization of interest rate agreements or other instruments to manage interest rate risk exposures and not for speculative purposes. The principal objective of such arrangements is to manage the risks and/or costs associated with the Company’s financial structure, as well as to hedge specific transactions.

At March 31, 2013 and December 31, 2012, the Company’s derivative instruments consisted of interest rate caps with aggregate notional amount of $722.0 million and $665.0 million, respectively, which were purchased as a lender requirement relating to variable rate loans with the same notional amount. At March 31, 2013 and December 31, 2012, the fair value of these interest rate caps was immaterial and during the three months ended March 31, 2013 and 2012, no payments were received from the respective counterparties.

7. Debt Obligations

At March 31, 2013 and December 31, 2012, the Company had the following indebtedness outstanding:

	Carrying Value as of
	March 31, 2013	December 31, 2012	Stated Interest Rates		Scheduled Maturity Date
Mortgage and secured loans(1)
Fixed rate mortgage and secured loans(2)	$5,280,483	$5,330,442	4.85% – 12.5%		2013 – 2034
Variable rate mortgage and secured loans(3)	725,567	668,605	Variable	(3)	2013 – 2017

Total mortgage and secured loans	6,006,050	5,999,047
Net unamortized premium	106,721	116,222

Total mortgage and secured loans, net	$6,112,771	$6,115,269

Notes payables:
Unsecured notes(4)(5)	$404,612	$404,612	3.75% – 7.97%		2013 – 2029
Net unamortized discount	(18,885)	(20,525)

Total notes payable, net	$385,727	$384,087

Total debt obligations	$6,498,498	$6,499,356

(1)	The Company’s mortgages and secured loans are collateralized by certain properties and the equity interests of certain subsidiaries. These properties had a carrying value as of March 31, 2013 of approximately $8.0 billion.
(2)	The weighted average interest rate on the Company’s fixed rate mortgage and secured loans was 5.96% as of March 31, 2013.
(3)

The weighted average interest rate on the Company’s variable rate mortgage and secured loans was 4.53% as of March 31, 2013. The Company incurs interest on $722.0 million of mortgages using the 30-day LIBOR rate (which was 0.2% as of March 31, 2013, subject to certain rate floor requirements ranging from

25 basis points to 75 basis points), plus interest spreads ranging from 250 basis points to 465 basis points. The remaining balance of variable rate mortgages bears interest at the Prime Rate published in the Wall Street Journal, which was 3.25% as of March 31, 2013, plus an interest spread of 75 basis points.
(4)	The weighted average interest rate on the Company’s unsecured notes was 5.97% as of March 31, 2013.
(5)	The Company have a one time put repurchase right to certain unsecured notes that requires the Company to offer to repurchase the notes if tendered by holders (but does not require the holders to tender) for an amount equal to the principal amount plus accrued and unpaid interest on January 15, 2014. Although the stated maturity dates for these notes range from August 2026 to February 2028, the scheduled maturity dates listed above represent the first dates that note holders can require the Company to redeem all or any portion of the notes pursuant to the required put repurchase right. As of March 31, 2013, approximately $104.6 million aggregate principal amount of unsecured notes with this put right remained outstanding.

Debt Transactions

On February 27, 2013, certain indirect wholly owned subsidiaries of the Company (the “Borrowers”) obtained a $57 million mortgage loan (the “Mortgage Loan”). The Mortgage Loan is secured by three shopping centers and is guaranteed by BPG for certain customary recourse carveout liabilities.

The Mortgage Loan bears interest at a rate equal to LIBOR (subject to a floor of 25 basis points) plus a spread of 350 basis points, payable monthly, and is scheduled to mature on March 1, 2016, with two extension options that allow the Borrowers to extend the maturity through March 1, 2017 and then to March 1, 2018, subject in each case to the satisfaction of certain financial conditions.

In connection with the closing of the Mortgage Loan, approximately $42.0 million of mortgage loans of the Company was repaid.

Debt Maturities

At March 31, 2013 and December 31, 2012, accrued interest of $36.0 million and $30.7 million was outstanding, respectively. At March 31, 2013, scheduled maturities of the outstanding debt obligations were as follows:

Year ending December 31,
2013 (remaining nine months)	$838,675
2014	355,721
2015	1,069,118
2016	2,676,459
2017	338,513
Thereafter	1,132,176

Total debt maturities	6,410,662
Net unamortized premiums on mortgages	106,721
Net unamortized discount on notes	(18,885)

Total debt obligations	$6,498,498

The Company, among other things, is subject to maintenance of various covenants. The Company is currently in compliance with these covenants.

8. Financing Liabilities

At March 31, 2013 and December 31, 2012, the Company had financing liabilities of $174.2 million and $174.4 million, respectively.

On December 6, 2010, the Company formed a real estate venture with Inland American CP Investment, LLC (“Inland”). The Company contributed 25 community and neighborhood shopping centers with a fair value of approximately $471.0 million and Inland contributed cash of $121.5 million, resulting in Inland receiving a 70% ownership interest with a cumulative preferential share of cash flow generated by the shopping centers at an 11% stated return. The Company received a 30% ownership interest, subordinated to Inland’s preferred interest. Due to the venture agreement providing Inland with the right to put its interest to the Company for an amount of cash equal to the amount it contributed plus accrued interest beginning December 6, 2015, the Company consolidates the real estate venture under the financing method which requires the amount Inland contributed to be reflected as a liability. The venture agreement also provided the Company with the right to call Inland’s interest, beginning December 6, 2014, for an amount of cash determined on the same basis as described above.

On November 11, 2008, a Class A Preferred Unit Holder (see Note 10 for further details) elected to redeem substantially all of its units. These units were redeemed in exchange for the fee interest in a property, and the Company entered into a 20 year master lease agreement at the date of transfer with the Class A Preferred Unit Holder. The carrying value of this agreement at March 31, 2013 and December 31, 2012 was $18.0 million, including unamortized premium of $2.8 million.

In addition to the two liabilities disclosed above, financing liabilities include capital leases, net of unamortized discount at March 31, 2013 and December 31, 2012 of $26.9 million and $27.1 million, respectively.

9. Fair Value Disclosures

All financial instruments of the Company are reflected in the accompanying Condensed Consolidated Balance Sheets at amounts which, in Management’s judgment, reasonably approximate their fair values, except those instruments listed below:

	March 31, 2013		December 31, 2012
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Mortgage and secured loans payable	$6,112,771	$6,196,565	$6,115,269	$6,161,656
Notes payable	385,727	400,464	384,087	395,280

Total debt obligations	$6,498,498	$6,597,029	$6,499,356	$6,556,936

Financing liabilities	$174,194	$174,194	$174,440	$174,440

The valuation methodology used to estimate the fair value of the Company’s fixed- and variable-rate indebtedness and financing liabilities is based on discounted cash flows, with assumptions that include credit spreads, loan amounts and debt maturities. Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition.

As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is included in U.S. GAAP that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs that are classified within Level 3 of the hierarchy).

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

At March 31, 2013 and December 31, 2012, the fair values of the Company’s marketable securities, valued based on quoted market prices, were classified within Level 1 of the fair value hierarchy. Conversely, at March 31, 2013 and December 31, 2012, the fair values of the Company’s mortgage and secured loans, notes payable, financing liabilities and interest rate caps, valued based on discounted cash flow or other similar methodologies were classified within Level 3 of the fair value hierarchy.

10. Redeemable Non-controlling Interests

The redeemable non-controlling interests presented in these Condensed Consolidated Financial Statements relate to portions of a consolidated subsidiary held by non-controlling interest holders in a partnership (“ERP”) that was formed to own certain real estate properties which were contributed to it in exchange for cash, the assumption of mortgage indebtedness and limited partnership units (or Class A Preferred Units).

A wholly owned subsidiary of the Company is the sole general partner of ERP and is entitled to receive 99% of all net income and gains before depreciation, if any, after the limited partners receive their preferred cash and gain allocations. There were 648 thousand Class A Preferred Units outstanding at March 31, 2013 and December 31, 2012.

Holders of these Class A Preferred Units have a redemption right that provides the holder with the option to redeem their units for $33.15 per unit in cash plus all accrued and unpaid distributions. Due to this right, the portion of the partnership attributable to such outside interests has been classified as redeemable non-controlling interests within the Company’s Condensed Consolidated Balance Sheets which at March 31, 2013 and December 31, 2012 were $21.5 million and $21.5 million, respectively.

During the three months ended March 31, 2013 and 2012, no limited partners with Class A Preferred Units made a redemption election. Such redemption elections may be made at any time, and the Company is required to make any such redemption on the second to last business day of the quarter in which such election is made, provided that the Company receives the redemption election at least ten business days prior to such date.

The changes in redeemable non-controlling interests are as follows:

	Three Months Ended
	March 31, 2013	March 31, 2012
Balance at beginning of period	$21,467	$21,559
Distributions to non-controlling interests	(322)	(323)
Net loss attributable to redeemable non-controlling interests	322	323

Balance at end of period	$21,467	$21,559

11. Non-controlling Interests

The non-controlling interests presented in these Condensed Consolidated Financial Statements relate to portions of a consolidated subsidiary held by the non-controlling interest holders in a corporation, BPG Subsidiary Inc. (“BPG Sub”), that was formed to own Brixmor Operating Partnership LP (the “Operating Partnership”), a consolidated entity.

The Company owns 75.65% of BPG Sub and is entitled to receive 75.65% of all net income and gains before depreciation. The remaining 24.35% is held by Blackstone Retail Transaction II Holdco L.P. (“Holdco II”) an affiliate of BREP VI. At March 31, 2013 and December 31, 2012, there were 100,000 units of BPG Sub outstanding, of which the Company owned 75,649 and the affiliated non-controlling interest owned 24,351.

12. Stock Based Compensation

Certain employees of the Company have been granted long-term incentive awards which provide them with equity interests as an incentive to remain in the Company’s service and align executives’ interests with those of the Company’s equity holders. The awards were granted by the Company’s equity holders, BRE Retail Holdco L.P. and Blackstone Retail Transaction II Holdco L.P. (the “Partnerships”), in the form of Class B Units in each of the Partnerships.

On November 1, 2011, approximately 96.8 million Class B Units were granted with a grant date fair value of approximately $43.1 million. $21.8 million of these Class B Units were granted with a service condition, of which 50% will fully vest on the third anniversary of the Transaction and the remaining 50% will vest on the fifth anniversary of the Transaction, subject to the employee’s continued employment through such anniversary. The remaining $21.3 million of these Class B Units were granted with a performance condition and will vest only if certain equity holders of the Partnerships receive cash proceeds resulting in at least a 15.0% internal rate of return on their Class A Units, subject to the employee’s continued employment through such date.

A Monte Carlo simulation model was used to estimate the grant date weighted average fair value of the service and performance conditions of the Class B Units, yielding fair values of $0.45 and $0.44, respectively The following assumptions were used at grant date: expected dividend yield, $-; risk-free interest rate, 0.9%; expected volatility, 80.0%; and expected life, 5 years.

The fair value of the units with service conditions will be recognized ratably over the applicable service period of either three or five years. At March 31, 2013 and December 31, 2012, no Class B Units had vested.

The Class B Units granted to employees by the Partnerships were recorded as a contribution by the Partnerships, with amortization being recorded as a component of General and administrative expenses in the Condensed Consolidated Statement of Operations. During the three months ended March 31, 2013 and 2012, the Company recognized approximately $1.6 million, of incentive-based compensation expense relating to these units as a component of General and administrative expense in the Condensed Consolidated Statements of Operations. The Company did not recognize expense related to the units subject to performance conditions as the applicable conditions have not yet been met. As of March 31, 2013 and December 31, 2012, the total compensation cost expected to be recognized over a weighted average period of four years as a result of awards not yet vested was $34.0 million and $35.6 million, respectively.

13. Commitments and Contingencies

Leasing commitments

The Company periodically enters into leases in connection with ground leases for neighborhood and community shopping centers which it operates and as administrative space for the Company. During the three months ended March 31, 2013 and 2012, the Company recognized rent expense associated with these leases of $2.3 million and $2.4 million, respectively. Minimum annual rental commitments associated with these leases during the next five years and thereafter are as follows: 2013, $6.6 million, 2014, $8.6 million, 2015, $8.5 million, 2016, $8.1 million, 2017, $8.0 million and thereafter, $96.3 million.

Insurance captive

In April 2007, the Company formed a wholly owned captive insurance company, ERT-CIC, LLC (“ERT CIC”) which underwrote the first layer of general liability insurance programs for the Company’s wholly owned, majority owned and joint venture properties. The Company formed ERT-CIC as part of its overall risk management program and to stabilize insurance costs, manage exposure and recoup expenses through the functions of the captive program. The Company capitalized ERT CIC in accordance with the applicable regulatory requirements. ERT CIC established annual premiums based on projections derived from the past loss experience of the Company’s properties. ERT CIC engaged an independent third party to perform an actuarial estimate of future projected claims, related deductibles and projected expenses necessary to fund associated risk management programs. Premiums paid to ERT CIC may be adjusted based on this estimate and may be reimbursed by tenants pursuant to specific lease terms.

During 2012, the Company replaced ERT-CIC with a newly formed, wholly-owned captive insurance company, Brixmor Incap, LLC (“Incap”). Incap underwrites the first layer of general liability insurance programs for the Company’s wholly owned, majority owned and joint venture properties. The Company formed Incap as part of its overall risk management program and to stabilize insurance costs, manage exposure and recoup expenses through the functions of the captive program. The Company has capitalized Incap in accordance with the applicable regulatory requirements. Incap established annual premiums based on projections derived from the past loss experience of the Company’s properties. Incap has engaged an independent third party to perform an actuarial estimate of future projected claims, related deductibles and projected expenses necessary to fund associated risk management programs.

Premiums paid to Incap may be adjusted based on this estimate and may be reimbursed by tenants pursuant to specific lease terms.

Environmental matters

Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances. As a result, the Company may be liable for certain costs including removal, remediation, government fines and injuries to persons and property. The Company does not believe that any resulting liability from such matters will have a material adverse effect on the financial position, results of operations or liquidity of the Company.

Other legal matters

The Company is subject to various other legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

14. Income Taxes

The Company has elected to qualify as a REIT in accordance with the Internal Revenue Code (the “Code”). To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted REIT taxable income to its stockholders. It is management’s intention to adhere to these requirements and maintain the Company’s REIT status.

As a REIT, the Company generally will not be subject to federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income as defined under the Code. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years.

Even if the Company qualifies for taxation as a REIT, the Company is subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries (“TRS”) is subject to federal, state and local income taxes.

Taxable REIT Subsidiaries

TRS’ activities include real estate operations and an investment in an insurance company (see Note 13 for further information).

Income taxes have been recorded based on the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of taxable assets and liabilities.

At March 31, 2013 and December 31, 2012, the TRS had gross deferred tax assets of $365.9 million and $371.1 million, respectively and gross deferred tax liabilities of $0.7 million and $0.6 million, respectively. Deferred tax assets and liabilities are primarily attributable to real estate basis differences, goodwill, and net operating loss carry forwards. At March 31, 2013 and December 31, 2012, a valuation allowance of $365.3 million and $370.5 million, respectively, had been established due to the uncertainty associated with realizing these deferred tax assets. Deferred tax assets (net of the valuation allowance) and liabilities are included in Other assets and Accounts payable, accrued expenses and other liabilities, respectively in the accompanying Condensed Consolidated Balance Sheets.

The Company has analyzed the tax position taken on income tax returns for the open 2010 through 2012 tax years and has concluded that no provision for income taxes related to uncertain tax positions is required in the Company’s consolidated financial statements as of March 31, 2013.

The Company may be subject to certain state and local income taxes or franchise taxes. State and local income taxes or franchise taxes of approximately $0.9 million and $1.5 million for the three months ended March 31, 2013 and 2012, respectively, are reflected in General and administrative expenses in the accompanying Consolidated Statements of Operations.

15. Related-Party Transactions

In the ordinary course of conducting its business, the Company enters into customary agreements with its affiliates and unconsolidated real estate joint ventures in relation to the leasing and management of its and/or its related parties real estate assets.

At March 31, 2013 and December 31, 2012, receivables from related parties were $8.6 million and $7.1 million, respectively, which amounts are included in Receivables, net in the Condensed Consolidated Balance Sheets. There were no payables due to related parties at March 31, 2013. At December 31, 2012, payables to related parties were $0.05 million, which amounts are included in Accounts payable, accrued expenses and other liabilities in the Condensed Consolidated Balance Sheets.

16. Subsequent Events

In preparing the condensed consolidated financial statements, the Company has evaluated events and transactions occurring after March 31, 2013 for recognition or disclosure purposes. On July 16, 2013, the Company entered into a new $2,750.0 million unsecured credit facility with a syndicate of lenders, consisting of a $1,500.0 million term loan maturing on July 31, 2017 with one-year extension option and a $1,250.0 million revolving credit facility maturing on July 31, 2018.

BED BATH &
BEYOND

SUPER
STOP&SHOP
DELI
PRODUCE
SEAFOOD
MEAT

VONS
FOOD DRUG

Marshalls

BRIXMOR™
Property Group

             Shares

Brixmor Property Group Inc.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2013

BofA Merrill Lynch

Citigroup

J.P. Morgan

Wells Fargo Securities

Until                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

Filing Fee—Securities and Exchange Commission	$13,640
Fee—Financial Industry Regulatory Authority	15,500
Listing Fee—New York Stock Exchange		*
Fees of Transfer Agent		*
Fees and Expenses of Counsel		*
Printing Expenses		*
Fees and Expenses of Accountants		*
Miscellaneous Expenses		*

Total		*

*	To be filed by amendment.

Item 32. Sales to Special Parties.

Not applicable.

Item 33. Recent Sales of Unregistered Equity Securities.

In connection with the Acquisition, Brixmor Property Group Inc. issued an aggregate of 75,649 shares of common stock to our Pre-IPO Owners for aggregate proceeds us of approximately $1,740 million. Such securities were issued in reliance on the exemption contained in Section 4(2) of the Securities Act as transactions by the issuer not involving a public offering.

Item 34. Indemnification of Directors and Officers.

Maryland law permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires us (unless our charter were to provide otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Maryland law prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as our director or officer; or

•

while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We are currently party to or intend to enter into indemnification agreements with our directors and executive officers. These agreements require or will require us to indemnify these individuals to the fullest extent permitted under Maryland law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the organizational documents of certain of our subsidiaries.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36. Financial Statements and Exhibits.

(a) See Page F-1 for an index of the financial statements that are being filed as part of this registration statement on Form S-11.

(b) Following is a list of exhibits being filed as part of, or incorporated by reference into, this registration statement on Form S-11.

Exhibit number	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Charter of the Registrant*

3.2	Form of Bylaws of the Registrant*

4.1	Indenture, dated as of March 29, 1995, between New Plan Realty Trust and The First National Bank of Boston, as Trustee (the “1995 Indenture”)*

4.2	First Supplemental Indenture to the 1995 Indenture, dated as of August 5, 1999, by and among New Plan Realty Trust, New Plan Excel Realty Trust, Inc. and State Street Bank and Trust Company*

4.3	Successor Supplemental Indenture to the 1995 Indenture, dated as of April 20, 2007, by and among Super IntermediateCo LLC and U.S. Bank Trust National Association*

4.4	Third Supplemental Indenture to the 1995 Indenture, dated as of October 30, 2009, by and among Centro NP LLC and U.S. Bank Trust National Association*

4.5	Indenture, dated as of February 3, 1999, among the New Plan Excel Realty Trust, Inc., as Primary Obligor, New Plan Realty Trust, as Guarantor, and State Street Bank and Trust Company, as Trustee (the “1999 Indenture”)*

4.6	Form of Officers’ Certificate relating to the terms of the Company’s 3.75% Convertible Senior Notes due 2023*

4.7	Supplemental Indenture to the 1999 Indenture, dated as of December 17, 2004, by and between New Plan Excel Realty Trust, Inc., as Primary Obligor, New Plan Realty Trust, as Guarantor, and U.S. Bank Trust National Association (as successor to State Street Bank and Trust Company)*

4.8	Successor Supplemental Indenture to the 1999 Indenture, dated as of April 20, 2007, by and among Super IntermediateCo LLC and U.S. Bank Trust National Association*

4.9	Supplemental Indenture to the 1999 Indenture, dated as of May 4, 2007, by and between Centro NP LLC and U.S. Bank Trust National Association*

4.10	Indenture, dated as of January 30, 2004, by and between New Plan Excel Realty Trust, Inc. as Primary Obligor, and U.S. Bank Trust National Association, as Trustee (the “2004 Indenture”)*

4.11	First Supplemental Indenture to the 2004 Indenture, dated as of September 19, 2006, between New Plan Excel Realty Trust and U.S. Bank Trust National Association, as trustee*

4.12	Successor Supplemental Indenture to the 2004 Indenture, dated as of April 20, 2007, by and among Super IntermediateCo LLC and U.S. Bank Trust National Association*

4.13	Supplemental Indenture to the 2004 Indenture, dated as of May 4, 2007, by and between Centro NP LLC and U.S. Bank Trust National Association*

5.1	Opinion of Venable LLP regarding validity of the shares registered*

8.1	Opinion of Simpson Thacher & Bartlett LLP regarding certain tax matters*

10.1	Form of Agreement of Limited Partnership of Brixmor Operating Partnership LP*

Exhibit number	Description

10.2	Form of Contribution Agreement*

10.3	Form of Property Management Agreement*

10.4	Form of Registration Rights Agreement*

10.5	Form of Stockholders’ Agreement*

10.6	Revolving Credit and Term Loan Agreement, dated as of July 16, 2013, among Brixmor Operating Partnership LP, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A. and Wells Fargo Bank, National Association as syndication agents, Barclays Bank plc, Citibank, N.A., Deutsche Bank Securities Inc. and Royal Bank of Canada as documentation agents and the other lenders party thereto*

10.7	Parent Guaranty, dated as of July 16, 2013, made by BPG Subsidiary Inc. and Brixmor OP GP LLC for the benefit of JPMorgan Chase Bank, N.A., as administrative agent*

10.8	Subsidiary Guaranty, dated as of July 16, 2013, made by Brixmor Residual Holding LLC and Brixmor GA America LLC for the benefit of JPMorgan Chase Bank, N.A., as administrative agent*

10.9	Loan Agreement, dated as of July 28, 2010, by and among Centro NP New Garden SC Owner, LLC, Centro NP Clark, LLC, Centro NP Hamilton Plaza Owner, LLC, Centro NP Holdings 11 SPE, LLC, Centro NP Holdings 12 SPE, LLC, Centro NP Atlantic Plaza, LLC, Centro NP 23rd Street Station Owner, LLC, Centro NP Coconut Creek Owner, LLC, Centro NP Seminole Plaza Owner, LLC, Centro NP Ventura Downs Owner, LLC, Centro NP Augusta West Plaza, LLC, Centro NP Banks Station, LLC, Centro NP Laurel Square Owner, LLC, Centro NP Middletown Plaza Owner, LLC, Centro NP Miracle Mile, LLC, Centro NP Ridgeview, LLC, Centro NP Surrey Square Mall, LLC, Centro NP Covington Gallery Owner, LLC, Centro NP Stone Mountain, LLC, Centro NP Greentree SC, LLC, Centro NP Arbor Faire Owner, LP, Centro NP Holdings 10 SPE, LLC, HK New Plan Festival Center (IL), LLC and JPMorgan Chase Bank, N.A., as lender*

10.10	Senior Mezzanine Loan Agreement, dated as of July 28, 2010, by and among Centro NP New Garden Mezz 1, LLC, Centro NP Senior Mezz Holding, LLC and JPMorgan Chase Bank, N.A., as lender*

10.11	Junior Mezzanine Loan Agreement, dated as of July 28, 2010, by and among Centro NP New Garden Mezz 2, LLC, Centro NP Junior Mezz Holding, LLC and JPMorgan Chase Bank, N.A., as lender*

10.12	Omnibus Amendment to the Mezzanine Loan Documents, dated as of September 1, 2010, by and among Centro NP New Garden Mezz 2, LLC, Centro NP Junior Mezz Holding, LLC and JPMorgan Chase Bank, N.A., as lender*

10.13	Loan Agreement, dated as of July 28, 2010, by and between Centro NP Roosevelt Mall Owner, LLC and JPMorgan Chase Bank, N.A., as lender*

10.14	Guaranty, dated as of July 28, 2010, made by Centro NP LLC for the benefit of JPMorgan Chase Bank, N.A., as lender (regarding Loan Agreement with Centro NP New Garden SC Owner, LLC, et al.)*

10.15	Senior Mezzanine Guaranty, dated as of July 28, 2010, made by Centro NP LLC for the benefit of JPMorgan Chase Bank, N.A., as lender*

10.16	Junior Mezzanine Guaranty, dated as of July 28, 2010, made by Centro NP LLC for the benefit of JPMorgan Chase Bank, N.A., as lender*

10.17	Guaranty, dated as of July 28, 2010, made by Centro NP LLC for the benefit of JPMorgan Chase Bank, N.A., as lender (regarding Loan Agreement with Centro NP Roosevelt Mall Owner, LLC)*

10.18	Mortgage Loan, dated as of June 28, 2011, by and among BRE Retail NP Owner 1 LLC, BRE Retail NP Lexington Road Plaza Owner LLC, BRE Retail NP Festival Centre Owner LLC, BRE Retail NP Shoppes at Hickory Hollow Owner LLC, BRE Retail NP Kimball Crossing Owner LLC, BRE Retail NP Memphis Commons Owner LLC, BRE Retail NP Brenham Four Corners Owner LLC, HK New Plan Hunt River Commons LLC, BRE Retail NP TRS LLC and Wells Fargo Bank, National Association*

Exhibit number	Description

10.19	Loan Agreement, dated as of August 22, 2012, by and between New Plan of Arlington Heights, LLC, New Plan Cinnaminson Urban Renewal, L.L.C., New Plan of Cinnaminson, L.P., Brixmor Montebello Plaza, L.P. and Goldman Sachs Mortgage Company, as lender*

10.20	Form of 2013 Omnibus Incentive Plan*

10.21	Form of Director and Officer Indemnification Agreement*

10.22	Employment Agreement, dated November 1, 2011, between BPG Subsidiary Inc. and Michael A. Carroll.*

10.23	Employment Agreement, dated June 24, 2013, between BPG Subsidiary Inc. and Michael V. Pappagallo.*

10.24	Employment Agreement, dated November 1, 2011, between BPG Subsidiary Inc. and Timothy Bruce.*

10.25	Employment Agreement, dated November 1, 2011, between BPG Subsidiary Inc. and Steven F. Siegel.*

10.26	Employment Agreement, dated November 1, 2011, between BPG Subsidiary Inc. and Dean Bernstein.*

10.27	Employment Agreement, dated November 1, 2011, between BPG Subsidiary Inc. and Tiffanie Fisher.*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Ernst & Young LLP

23.2	Consent of Venable LLP (included in the opinion filed as Exhibit 5.1)*

23.3	Consent of Simpson Thacher & Bartlett LLP (included in the opinion filed as Exhibit 8.1)*

23.4	Consent of Rosen Consulting Group

24.1	Power of Attorney (included on signature pages to this Registration Statement)

99.1	Amended and Restated Certificate of Incorporation of BPG Subsidiary Inc.*

99.2	Amended and Restated Bylaws of BPG Subsidiary Inc.*

*	To be filed by amendment

Item 37. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, New York, on July 18, 2013.

BRIXMOR PROPERTY GROUP INC.

By:	/s/ Michael A. Carroll
Name: Michael A. Carroll
Title: Chief Executive Officer

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below hereby constitutes and appoints Michael A. Carroll, Michael V. Pappagallo and Steven F. Siegel, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael A. Carroll Michael A. Carroll	Director, Chief Executive Officer (Principal Executive Officer)	July 18, 2013

/s/ Michael V. Pappagallo Michael V. Pappagallo	President and Chief Financial Officer (Principal Financial Officer)	July 18, 2013

/s/ Steven A. Splain Steven A. Splain	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	July 18, 2013

/s/ A.J. Agarwal A.J. Agarwal	Director	July 18, 2013

/s/ Jonathan D. Gray Jonathan D. Gray	Director	July 18, 2013

/s/ Nadeem Meghji Nadeem Meghji	Director	July 18, 2013

Signature	Title	Date

/s/ William D. Rahm William D. Rahm	Director	July 18, 2013

John G. Schreiber	Director	July 18, 2013

/s/ William J. Stein William J. Stein	Director	July 18, 2013